Form 20-F
period 2002-12-31
ANGLO SWISS RESOURCES INC
filed 2003-06-26
CIK 277910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

___    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  X         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31 , 2002

OR

___        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the transition period from ______________ to_______________

Commission File Number 0-8797

ANGLO SWISS RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

837 West Hastings Street, Suite 410, Vancouver, British Columbia, Canada V6C 3N6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Issued and Outstanding as of December 31, 200 2
Common Shares Without Par Value	44,825,688

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X      No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X   Item 18

PAGE 1 OF 86 PAGES
THE EXHIBIT INDEX APPEARS ON
SEQUENTIALLY NUMBERED 59

260603/1024/六97

INTERPRETATION

This information set forth in this Form 20-F Annual Report is as at December 31, 2002 unless an earlier or later date is indicated.

References to “Anglo Swiss Resources Inc.” and the “Company” in this Form 20-F Annual Report include any of its subsidiaries except to the extent the context requires otherwise.

Financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 15 to the accompanying Financial Statements of the Company.

FORWARD-LOOKING STATEMENTS

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications. See Item 3.D Key Information – Risk Factors for other factors that may affect the Company’s future financial performance.

CURRENCY TRANSLATIONS

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  See  Item 3.A  Key Information - Selected Financial Data for a summary of key exchange rates.

260603/1024/六97

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F FOR ANGLO SWISS RESOURCES INC.

TABLE OF CONTENTS

INTERPRETATION

FORWARD-LOOKING STATEMENTS

CURRENCY TRANSLATIONS

GLOSSARY OF TERMS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

B.

Capitalization and Indebtedness

C.

Reasons For The Offer and Use of Proceeds

D.

Risk Factors

ITEM 4.

INFORMATION OF THE COMPANY

A.

History and Development of the Company

B.

Business Overview

C.

Organizational Structure

D.

Property, Plants and Equipment

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and Licenses, etc.

D.

Trend Information

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

B.

Significant Changes

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

B.

Plan of Distribution

C.

Markets

D.

Selling Shareholders

E.

Dilution

F.

Expenses of the Issue

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statements by Experts

H.

Documents on Display

I.

Subsidiary Information

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.

[RESERVED]

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

SIGNATURES

CERTIFICATES

260603/1024/六97

GLOSSARY OF TERMS

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

alluvial:  A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold.

Arrangement:  The arrangement under the Company Act, among the Company and the ASII shareholders and ASII and more particularly described under Item 4.A Information of the Company – History and Development of the Company.

ASIHI:  Anglo Swiss International Holdings Inc., a wholly-owned subsidiary of the Company, incorporated under the laws of the Cayman Islands.

ASII:  Anglo Swiss Industries Inc., a company incorporated under the Company Act under the name “68063 B.C. Ltd.”.

ASII Common Shares:  The common shares without par value in the capital of ASII.

beryl:  A beryllium-aluminium silicate.  Used as a gem when clear and well coloured.  The grass green variety is known as emerald; light green, beryl; blue-green, aquamarine.

Blu Starr Joint Participation Agreement:  The Agreement dated May 1, 2000 between the Company and Hampton Court Resources Inc. , respecting the Blu Starr Property, including amendments thereto. Agreement  expired on April 30, 2003.

Board of Directors:  The board of directors of the Company as elected or appointed from time to time.  Also sometimes referred to as the “Board”.

breccia:  A fragmental rock; any rock formation essentially composed of uncemented, or loosely consolidated, small angular-shaped fragments.

Canadamin S.A.:  Compania Minera “Canadamin” S.A., a company incorporated under the laws of Ecuador, all of whose issued and outstanding shares are held by ASIHI.

Canadian GAAP:  Canadian generally accepted accounting principles.

carat:  A unit employed in weighing diamonds and gemstones.  The international metric carat (M.C.) of 200 milligrams is the standard.

carbonatite:  A sulfide of copper and iron.

Catamayo Joint Participation Agreement:  The Agreement dated May 1, 2000 between the Company and Hampton Court Resources Inc. respecting the Catamayo River Property.

chalcopyrite:  A sulfide of copper and iron.

Company:  Anglo Swiss Resources Inc., a company continued under the Company Act.

Company Act:  The Company Act (British Columbia) R.S.B.C. 1996, c.62, as amended from time to time.

Company Class A Preferred:  The Class A preferred shares without par value in the capital of the Company.

Company Class B Preferred:  The Class B preferred shares without par value in the capital of the Company.

Company Class C Preferred:  The Class C preferred shares without par value in the capital of the Company.

Company Common Shares:  The common shares without par value in the capital of the Company.

concession:  A form of entitlement under Ecuadorian law to either explore and develop a given area for minerals or to exploit or mine such area.

corundum:  An aluminum oxide, A1203 occurring commonly as an accessory mineral in the metamorphic rocks, such as crystal-line limestone mica-schist, gneiss.  The coloured and clear varieties form the gems sapphire, ruby, oriental emerald and oriental topaz.

Director:  A director of the Company as elected or appointed from time to time.

Dissenting Shareholders:  ASII shareholders who validly exercised the rights of dissent provided to them in respect of the 409556 Sale or the Arrangement and receive fair value for their ASII common shares of ASII in accordance with Section 207 of the Company Act in respect of the 409556 Sale or with the Section 207 of the Company Act in respect of the Arrangement.

dome:  A mountain having a smoothly rounded summit of rock that resembles the cupola or dome on a building.

doré bars:  An unrefined gold and silver bar consisting of approximately 90% precious metals that would be further refined to almost pure precious metals.

epithermal:  Applied to hydrothermal deposits formed at low temperature and pressure.

Exchange Act:  The United States Securities Exchange Act of 1934, as amended from time to time.

fault:  A fracture or a fracture zone along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many miles.

fluorite:  A natural calcium flouride, occurring in veins either alone or with metallic ores.

fracture:  The general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress, but not attended by movement on one side or the other.

garnet:  A group of silicate minerals including several species with related chemical structure.  Several principal garnets include almandine (iron aluminum) abrasive and gem, precious garnet and pyrope (manganese aluminum).

gemstone:  A term that includes pearl, amber, coral, jet, or any stone of any variety of a gem mineral which is of sufficient beauty and durability for use as a personal ornament.

graphite:  A allotropic form of carbon found in nature, molecular weight, 12.01; black, dark grey or steel grey; specific gravity 1.9 to 2.3; Mohs’ hardness 1 to 2.

hectare:  A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

iolite:  A gem variety of the mineral codierite; a silicate of magnesium and aluminum, found as an accessory mineral in granite, gneiss, schists and in contact metamorphic zones.  Color is different shades of blue, Mohs’ hardness 7 to 7.5, transparent to translucent.

kyanite:  A natural silicate of aluminum, found in metamorphic rocks.

mineral:  An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

mineral claim:  The portion of mining ground held under law by a claimant.

mineralization:  Implication that the rocks contain sulphide minerals and that these could be related to ore.

Option Joint Venture Agreement:  That agreement dated February 10, 1995 between 409556 and Teck Corp. respecting the Kenville Mine Property.

ore:  That part of a mineral deposit which could be economically and legally extracted.

placer:  A place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.

Post-Arrangement Transactions:  Post-Arrangement Transactions means those transactions that were undertaken immediately after the Arrangement and more particularly described under Item 4.A Information of the Company – History and Development of the Company.

Pre-Arrangement Transactions:  Pre-Arrangement Transactions means those transactions that were undertaken immediately before the Arrangement and more particularly described under Item 4.A Information of the Company – History and Development of the Company.

Reorganization:  The Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions.

reserve:  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

ruby: Red transparent corundum (A1203) colour being due to traces of sufficient chromium. Mohs’ hardness 8-9, specific gravity of 4.

sapphire:  Most commonly blue transparent corundum (A12O3) colour being due to traces of cobalt, chromium, titanium: Mohs’ hardness 8-9, specific gravity of 4.

short ton:  A weight of 2,000 pounds.  Also sometimes referred to as a “ton”.

strike:  The direction, that is, the course or bearing of a vein or rock formation measured on a horizontal surface.

Teck Corp.:  Teck Corporation, a Canadian-based, international mining company.

ton:  See the definition of “short ton”.

tonne:  A weight of 2,200 pounds.  Also sometimes referred to as a “metric tonne”.

tourmaline:  A complex aluminum silicate of hexagonal crystallization containing boron and other elements.

U.S. GAAP:  United States generally accepted accounting principles.

vein:  A zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock.  A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal.  The term “lode” is commonly used synonymously for vein.

409556:  409556 B.C. Ltd., previously a wholly-owned subsidiary of the Company which has been now wound-up.

409556 Sale:  The sale of all of the issued and outstanding shares of 409556 by ASII to the Company, and forming part of the Pre-Arrangement Transactions.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian GAAP.  The Reorganization, effective November 28, 1997, resulted in the Company, a former subsidiary of ASII, becoming the parent company and ASII and its other subsidiaries become the subsidiaries of the Company.  This transaction was a reorganization of existing companies and had no impact on the financial statements except for authorized capital of the Company which is now 900,000,000 shares. The information in the tables was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under ITEM 5. Operating and Financial Review And Prospects.   Results for the period ended December 31, 2002 are not necessarily indicative of results for future periods.

Selected Financial Data Prepared in accordance with Canadian GAAP

Item	Dec, 31/02	Dec.31/01	Dec. 31/00	Dec 31/99	Dec 31/98
(a) Interest income	$90,456	$3,512	$7,161	$813	$3,894
(b) Net earnings (loss)	$(82,995)	$(660,334)	$(254,087)	$(289,610)	$(442,717)
(c) Net earnings (loss) per common share	$(0.00)	$(0.02)	$(0.01)	$(0.01)	$(0.01)
(d) Total assets	$3,899,540	$3,946,930	$4,573,058	$4,377,993	$4,417,399
(e) Total long-term debt	NIL	Nil	Nil	Nil	Nil
(f) Net Assets	$3,628,6483	$3,711,478	$4,116,442	$3,770,529	$3,933,711
(g) Capital Stock	$11, 224,585	$11,185,585	$10,969,215	$10,369,215	$10,242,787
(h) No. of Common Shares	44,825,688	44,500,688	42,697,606	38,697,606	38,209,035

Note 15 of the financial statements of the Company included herein sets forth the differences were such information to be presented in accordance with U.S. GAAP.

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec, 31/02	Dec. 31/01	Dec. 31/00	Dec 31/99	Dec 31/98
(a) Interest income	$90,456	$3,512	$7,161	$813	$3,894
(b) Net earnings (loss)	$(2,492,566)	$(252,747)	$(313,024)	$(368,274)	$(1,517,574)
(c) Net earnings (loss) per common share	$(0.06)	$(0.01)	$(0.01)	$(0.01)	$(0.04)
(d) Total assets	$1,025,371	$3,482,3320	$3,700,873	$3,564,745	$4,417,399
(e) Total long-term debt(1)	NIL	Nil	Nil	Nil	Nil
(f) Net Assets	$754,314	$3,246,880	$3,244,257	$2,957,281	$3,199,127
(g) Capital Stock	$11,224,585	$11,185,585	$10,969,215	$10,369,215	$10,242,787
(h) No. of Common Shares	44,825,688	44,500,688	42,697,606	38,697,606	38,209,035

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On June 02, 2003 the exchange rate, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $ 0.7301 (US$1.00 = CDN$1. 3696 ).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	May 200 3	April 200 3	March 200 3	February 200 3	January 200 3	December 200 2
High for Period	1. 4221	1. 4843	1. 4905	1. 5315	1. 5750	1. 5800
Low for Period	1. 3446	1. 4336	1. 4659	1. 4880	1. 5220	1. 5478

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	2002	2001	2000	1999	1998
Average for the period	1.5701	1.5530	1.4772	1.4718	1.5425

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

The Company is engaged in the business of acquiring and exploring mineral properties in the hope of locating mineral reserves. The Company’s Property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company’s business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing, profitable mines.  In developing its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of the Company.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The Company may have insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage.

Title Matters

While the Company believes title to all of its properties is in good standing, this should not be construed as a guarantee of title. Other parties (including indigenous landowners) may dispute title to the mining properties in which the Company has an interest or the right to acquire an interest. The properties may be subject to prior unregistered agreements or transfer or land claims and title may be affected by undetected defects.

Only a small number of the mining claims in which the Company has an interest are held under governmental lease or patent.  Accordingly, other parties may dispute the Company’s title to its mining and other interests.  Such claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  There may also be liens or other encumbrances registered against the Company’s mining claims from time to time.  The Company has entered into, or may enter into, contractual arrangements to acquire interests in resource properties with governments or governmental agencies.  Such contractual arrangements may be difficult to enforce.

Insurance

The Company currently has little or no insurance coverage for its plant and related equipment at any of its properties. In the event of one or more uninsured losses, any one of the Company’s current projects would be rendered uneconomic.

Environmental and other Regulatory Requirements

The Company’s potential mining and processing operations and exploration activities in Canada and beyond are subject to various federal, state and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its various activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Competition

Significant and increasing competition exists for the limited number of gemstone/gold acquisition opportunities available in Canada, the United States and beyond.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive opportunities on terms it considers acceptable.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of gold and gemstones has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold, and gemstones to a lesser extent, is affected by various factors, including political events, economic conditions and production costs in major gold producing regions and governmental policies.

Sales and Refining

If production is achieved, gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Doré bars, that may be produced by the Company’s future mining operations would be refined by a commercial refinery, and the gold and silver produced would subsequently be purchased on a competitive basis.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse affect is likely to result if the Company lost the services of any refiner. Because of the large number of available gold purchasers, the Company believes that it is not dependent upon the sale of gold to any customer, the loss of which would have material adverse affect on the business of the Company.

Sapphires are far less common than diamonds, with large gem quality rubies being anything from 30-50 times rarer than diamonds.  Rubies and sapphires dominate the world gemstone market and account for over 50% of total sales.  The world market for sapphires is maintained mostly through a well established market in Thailand that accounts for 80% of sales.  However, there is no certainty that the Company will be able to sell any of its sapphires and other gemstones in the market.

Dependence Upon Qualified Personnel

The Company is dependent upon its ability to attract and retain qualified personnel.  No assurances can be given that the Company will be able to attract or retain any such persons.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies and to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Additional Funding Requirements

The Company has not received cash flow from operations in the past and positive cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, Property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company does not presently have sufficient financial resources to undertake all of its planned exploration programs.  The development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date. Its deficit as of December 31, 2002, was $7,702,418. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 2403a51-1 promulgated under the Exchange Act.  In response to perceived abuse in the penny stock market generally, the Exchange Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Canada and Ecuador are subject to various federal and provincial and state laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of the Company’s knowledge, it is currently operating in compliance with all applicable environmental regulations.

Dividends

All of the Company’s available funds will be invested to finance the growth of the Company’s business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company’s common shares in the foreseeable future.

Company’s Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers are residents of countries other than the United States, and all of the Company’s assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under the United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If the Company is Unable to Succe s sfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock.

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owning shares of a PFIC, w ho does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common sha r es of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.

INFORMATION OF THE COMPANY

A.

History and Development of the Company

ASII, the parent of the Company prior to the Reorganization, was organized in 1966 under the laws of the Province of British Columbia, Canada.  Prior to February 1, 1990, ASII was known as “Carolin Mines Ltd.”.  Prior to May 1, 1992 ASII was known as “Anglo Swiss Mining Corporation” and contemporaneous with the change of ASII’s name to “Anglo Swiss Industries Inc.”, a consolidation of ASII’s shares on a 1 for 15 basis, was also completed.

The Company was incorporated under the laws of Canada on June 27, 1995 under the name 3160157 Canada Ltd. as a wholly owned subsidiary of Anglo Swiss Industries Inc. (“ASII”).  On July 12, 1995, it changed its name to “Canadian Sapphire Corporation”.  On October 8, 1997 it was continued as “Anglo Swiss Resources Inc.” under the Company Act.  The continuance was implemented to repatriate the Company as a British Columbia company as the majority of its direct business operations are located in that province.  As a result of the Reorganization, holders of ASII Common Shares automatically became holders of Company Common Shares and the Company automatically became the holder of all the outstanding ASII Common Shares.  This resulted in the Company becoming the new parent company of the Anglo Swiss group of companies.  The consolidated financial statements of the Company are, in effect, the same as the consolidated financial statements of ASII would appear, if the Reorganization had not taken place.

On October 8, 1997, the Board of Directors of the Company and ASII approved the Reorganization.  The completion of the Reorganization, effective November 28, 1997 (the “Effective Date”) resulted in holders of ASII Common Shares automatically becoming holders of the same number of common shares of the Company, formerly a wholly-owned subsidiary of ASII, and the Company automatically became the holder of all of the ASII Common Shares.  The Reorganization resulted in a simplified corporate structure for the Anglo Swiss group of companies and the Company becoming the new parent company of the Anglo Swiss group of companies.

An annual and special general meeting of shareholders of ASII was held on November 24, 1997 to vote upon the Reorganization.  All necessary approvals, including court and shareholder approvals, were received, and the Reorganization took effect on the Effective Date.

After the Reorganization, Company Common Shares provided their holders with, in all material respects, the same interests in the same assets as those shareholders had through their ASII Common Shares held immediately before the Reorganization.  The consolidated financial statements of the Company are, in effect, the same as the consolidated financial statements of ASII would appear, if the Reorganization were not carried out.

Although ASII had expanded into gemstone exploration (through its then wholly-owned subsidiary, the Company) and into exploration of precious metals in Ecuador (through its then wholly-owned subsidiary, Canadamin S.A.), ASII was identified for the most part with precious metals exploration and development in British Columbia.  Management of ASII was of the view that the Reorganization would maximize shareholder value as a new and simplified corporate structure and the name “Anglo Swiss Resources Inc.” would facilitate and reflect continued expansion into other segments of the natural resources industry and create administrative and other efficiencies.  Management also believed that, as a result of the Reorganization, the Company would be more appropriately viewed in the marketplace as a more broadly-based resources company and its ability to pursue future financing would be enhanced.

The Reorganization occurred in 3 major steps, all of which occurred on the Effective Date:

Pre-Arrangement Transactions. ASII sold all of the issued and outstanding common shares of Canadamin S.A. to Anglo Swiss International Holdings Ltd. (“ASIHI”) in consideration for one Company Class A Preferred Share.  ASII also sold all of the issued and outstanding common shares of 409556 to the Company in consideration of one Company Class C Preferred Share (the “Pre-Arrangement Transactions”).

Arrangement.  ASII exchanged the single issued and outstanding Company Common Share it held for one Company Class B Preferred Share.  All holders of ASII Common Shares, except for Dissenting Shareholders, then exchanged their ASII Common Shares for Company Common Shares on the basis of one Company Common Share for each ASII Common Share (the “Arrangement”).

Post-Arrangement Transactions.  The Company redeemed for a promissory note the Company Class A Preferred Share, the Company Class B Preferred Share and the Company Class C Preferred Share acquired by ASII in the Pre-Arrangement and Arrangement Transactions.  The Company adopted a stock option plan substantially the same as the 1997 Stock Option Plan and granted an option to purchase Company Common Shares to each person who held an option to purchase ASII Common Shares on the same terms and conditions as contained in the original grant pursuant to ASII’s 1997 Stock Option Plan.  The Company wound-up 409556 and changed its fiscal year end to December 31.  Finally, the name of ASII was changed to 68063 B.C. Ltd.  to avoid any potential for confusion with the Company (the “Post-Arrangement Transactions”).

The foregoing transactions closed in the order set forth above with the closing of each prior transaction being a condition precedent to the closing of the subsequent transactions; however, all of the transactions closed in escrow so that none of the transactions would close unless they all closed.  The Board of Directors had previously approved of the Reorganization.  Although shareholder approval from the ASII shareholders was required for the 409556 Sale and the Arrangement, the Board would not have proceeded with the Reorganization unless it was satisfied that all parts of the Reorganization would be completed as set forth in the Plan of Arrangement or with such variations as, in the opinion of the Board of Directors, would not be unduly detrimental to the interests of ASII, its shareholders or the Company.

On December 9, 1997, the Company Common Shares were listed for trading on the Montreal Exchange in substitution for the ASII Common Shares.  On October 1, 2001 the Company’s shares began trading on the Canadian Venture Exchange (“CDNX”), subsequent to an agreement negotiated between the CDNX and the Montreal Exchange whereby, as approved by the regulatory authorities, the Montreal Exchange ceased operations as an equity exchange. On May 1, 2002 the CDNX changed its name to the TSX Venture Exchange. As at June 1, 2002, there were 44,825,688 common shares of the Company issued and outstanding.

The Company’s head office and principal office address is located at 837 West Hastings Street, Suite 410, Vancouver, British Columbia, Canada, V6C 3N6.  The registered office of the Company is located at 700 West Georgia Street, Suite 2600, Vancouver, British Columbia, Canada, V7Y 1B3.

The Company is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its primary assets are the Kenville Mine Property and the Blu Starr Property located in British Columbia.

The Catamayo River Property, and the Nuevo Playas Property located in Ecuador are held either directly or by a separate wholly owned subsidiary of the Company.  There has been no recent work undertaken in 2002, 2001 or 2000 on either of the Company’s properties in Ecuador and the Company does not currently intend to direct its resources to further exploration on these properties.  Accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimate d a net recoverable amount of equipment located in Ecuador of $25,000, at that time.    The Company has divested itself of its Ecuadorian holdings, “Canadamin S.A.” and Anglo Swiss International Holdings Inc. and anticipates a further write down of the equipment located in Ecuador if said equipment is not sold by year end 2003.  See ITEM 4.C Information of the Company – Organizational Structure and ITEM 4.D Information of the Company – Property, Plants and Equipment.

The Kenville Mine Property is owned directly by the Company and is located near Nelson, British Columbia.  It was previously owned by 409556, a former wholly-owned subsidiary of the Company which has now been wound up.  On February 10, 1995, 409556 entered into an option joint venture agreement with Teck Corp. (the “Option Joint Venture Agreement”).  The agreement provided Teck Corp. with an option to earn a 70% undivided interest in the Kenville Mine Property within a four year period.  Teck Corp. was able to exercise its option by making cash payments of $100,000 to 409556 and by expending $700,000 on exploration of the Kenville Mine Property.

On January 22, 1997, Teck Corp. informed 409556 of its intention not to continue with its option.

The Company entered into a confidentiality agreement with a major mining company on April 16, 1999.  The agreement allowed this company to perform its due diligence and a geological assessment of the Kenville Mine Property.  This Agreement was terminated on March 2, 2000.

No further work is currently being performed on the Kenville Mine Property by the Company; instead a joint venture partner is being sourced to continue further explorations of the Kenville Mine Property.

The Blu Starr Property is owned directly by the Company.  On May 16 and May 19, 1995, ASII entered into two option to purchase agreements to acquire 188 mineral claims in the Slocan Mining District of British Columbia representing over 11,000 acres of land.  The Company’s preliminary geological evaluation was conducted by Dr. Marylou Coyle, P.Geol., and confirmed a sapphire showing now referred to as the Blu Starr showing.  Due to the confirmation of this showing, ASII exercised the two option agreements on July 7, 1995 and transferred such claims to the Company (all such claims along with nearby claims and other Property interests the Company has subsequently acquired are commonly referred to in the aggregate as the “Blu Starr Property”).

The Company has worked with the British Columbia Government’s Geological Survey Office to explore the Blu Starr Property and has conducted processing and heat treatment evaluation in the United States and Sri Lanka.  Exploration was commenced on July 3, 1996 consisting of mapping the outcropping hosting these occurrences and further prospecting of this Property to ensure optimum locations to commence sapphire/gemstone extraction.  During this initial phase of exploration, a beryl occurrence was also identified on the Blu Starr Property.  The Company subsequently acquired additional mineral claims aggregately representing over 4,300 acres of land and 15 contiguous placer claims totalling 1,853 acres.

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property and subsequently amended it on May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”).  The Blu Starr Joint Participation Agreement provides for Hampton earning up to a 60% interest in the Blu Starr Property by exercising options and expending $1,000,000 over 3 work phases to be completed by May 1, 2003.

Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn another 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II.  The Joint Participation Agreement lapsed on April 30, 2003 and the Company intends to perform drilling and trenching of the alluvi a l held within placer claims on the valley floor by year-end.  Hampton Court elected not to participate with the placer claims; therefore the Company holds 100% rights to these 13 claims.

The Kenville Mine Property is located within 40 kilometers of the Blu Starr Property and is being utilized as a processing plant for the extraction, sorting and grading of the rough gemstones, thereby reducing considerably the processing costs for the Company and Hampton.

During the year ended December 31, 200 2 no further work was done on the Blu Starr Property.  The mineral claims are in good standing for a number of years, ranging from 2007 to 2011 due to the expenditures incurred by Hampton Court during  May 1, 2000 through April 30, 2003.

The work programs conducted under the terms of the of the Blu Starr Joint Participation Agreement with Hampton resulted in several new discoveries of potential economic importance including 13 new sapphire occurrences, 10 new iolite/anthophyllite occurrences, a potentially large and economic gem garnet occurrence, a new flake graphite occurrence and occurrences of amethyst quartz, rose quartz and titanite.

The 1852 acres of placer claims have been evaluated for their mineralogical and gem potential. Recommendations for the 2001 exploration season include a drill program of 12 holes plus 500 meters of trenching to sample geophysical anomalies and 23 bulk samples to evaluate fluvial zones targeted on two separate terraces.  A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

The Company intends to perform drilling and trenching of the alluvi a l held within placer claims on the valley floor by year-end.  The program will include approximately 500 meters of trenching and 12 drill holes to bedrock in highly prospective are a s of the valley floor.  Hampton Court elected not to participate with the placer claims; therefore the Company holds 100% rights to these 13 claims.

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and has been optioned to a nearby producer of graphite concentrate.  The option allow ed the graphite producer to perform testing and sampling of the graphite discovery by December 31, 2002 , and has expired.  Man a gement will not conduct any further exploration of this resource but will monitor the market and success of the local graphite producer.    The graphite discovery is contained within the Blu Starr claim group and is also in good standing for a number of years.

The Company owned the Riley Property up until July 1999, which consisted of 100 claim units in six mineral claims totalling 2,500 hectares.  The Company acquired the Riley Property on June 4, 1996 from 500303 B.C. Ltd. of Vancouver, British Columbia, a private company owned by two Directors of the Company, in return for reimbursement of staking costs of $30,000.  The Company forfeited all the rights to the Riley Property ending July 1999 to focus instead on development of the Kenville Mine and Blu Starr properties.

The Catamayo River Property was owned by Canadamin S.A. which ha d a head office and principal office address located at 837 West Hastings Street, Suite 410, Vancouver, British Columbia, Canada V6C 3N6.  The Company indirectly acquired all of the issued and outstanding shares of Canadamin S.A. through its wholly-owned subsidiary, ASIHI, from ASII as a part of the Reorganization.

On August 17, 1995, Canadamin S.A. acquired the right to four placer mineral concessions totalling 268 hectares along the Catamayo River, in southern Ecuador for the exploration of placer gold.  The Trapichillo and Trapichillo 1 concessions together consist of 31 hectares and the Catamayoro and Catamayoro 1 concessions together consist of 237 hectares (together these concessions, along with the surface rights totalling approximately one kilometre of the benches on such concessions Canadamin S.A. subsequently acquired, comprise the “Catamayo River Property”).  Canadamin S.A. has completed the last two miles of a road connecting a nearby road to the Catamayo River Property. Canadamin S.A. has completed extensive test pitting along the Catamayo River with positive results, establishing an estimated 1 g/cu. m. average gold values in the river gravels and benches.  Gold values near bedrock average much higher, with recent results from the Tandazo bench test plant site producing up to 24 g/cu. m. with coarse nugget gold present.  The Tandazo bench site is currently being considered for large-scale exploitation following the successful operation of a small 10 cu/m. per hr. test plant for several months.  A second potential exploitation site near Tandazo bench was investigated by test pits, with economic gold values encountered in the initial test samples.

The Company entered into a Joint Participation Agreement with Hampton on May 1, 2000 with respect to the Catamayo River Property (the “Catamayo Joint Participation Agreement”).  The Catamayo Joint Participation Agreement, which expired on May 1, 2002, provided for Hampton to earn up to a 60% interest in the Catamayo River Property.  Upon the completion of the agreed to work commitment by Hampton, evidenced by a 90 day period which met or exceeds a 90,000 cubic yard target, Hampton would have earned a 50% interest in the Catamayo River Property.  See 4. D Information of the Company – Property, Plants and Equipment – Catamayo River Property.

On October 22, 1996, Canadamin S.A. entered into an option joint venture agreement with Vicente Encalada of Quito, Ecuador to own up to a 75% interest in the Rio Playas Property (now called the “Nuevo Playas Property”), located adjacent to the Catamayo River, in the Province of Loja, southern Ecuador.  This Property consists of four exploration concessions totalling approximately 3,900 hectares. Due to the extensive delay on obtaining the confirmation of title to this Property, Mr. Encalada agreed to extend the option period at no extra expense to Canadamin S.A.  for an additional two year period.

There has been no recent work undertaken in 2002, 2001 or 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.  Accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimat ed a net recoverable amount of equipment located in Ecuador of $25,000 at that time.    The Company has divested itself of its Ecuadorian holdings, “Canadamin S.A.” and Anglo Swiss International Holdings Inc. and anticipates a further write down of the equipment located in Ecuador if said equipment is not sold by year end 2003.

The current increase in the price of gold to over US$300 per ounce and an overall improvement in the outlook for the mining industry, has presented an opportunity for management to pursue a strategic joint venture partner to continue exploration of the Kenville Mine Property.  A well-funded partner is being sourced to continue exploration and the Company is cautiously optimistic of securing a suitable partner.

The Company Common Shares continue to trade on the TSX Venture Exchange, formerly known as the CDNX  and in the United States on the NASD Over The Counter Bulletin Board (“OTC BB”).  SEE ITEM. 9 THE OFFERING AND LISTING – Offering and Listing Details

B.

Business Overview

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources. At that stage, the Company’s operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company currently does not have any producing properties and its current operations on it various properties are in the exploration stages, working towards establishing economic concentrations of minerals. Before during and after the fiscal year ended December 31, 2002 , the Company was engaged in continued exploration of its gold properties in British Columbia and simultaneously, a precious/semi-precious gemstone/graphite property located in south-eastern British Columbia.

The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.  The current increase in the price of gold to over US$300 per ounce and an overall improvement in the outlook for the mining industry, has presented an opportunity to pursue a strategic joint venture partner to continue exploration of the Kenville Mine Property.  A well-funded partner is being sourced to continue exploration and the Company is cautiously optimistic of securing a suitable partner.

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property and subsequently amended it on May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”).  The Blu Starr Joint Participation Agreement provided for Hampton earning up to a 60% interest in the Blu Starr Property by exercising options and expending $1,000,000 over 3 work phases to be completed by May 1, 2003.

Hampton has completed its participation in Phase I of the evaluation and has earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton was to earn another 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II.  Hampton Court did not proceed with Phase III and the Joint Participation Agreement lapsed on April 30, 2003.  The Company intends to perform drilling and trenching of the alluvi a l held within placer claims on the valley floor by year-end.  Hampton Court elected not to participate with the placer claims; therefore the Company holds 100% rights to these 13 claims.

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and has been optioned to Crystal Graphite Corporation, a local producer of high purity graphite concentrate. The option provides Crystal Graphite Corporation the right to perform their due diligence on this discovery by December 31, 2002 , has expired.

During the year ended December 31, 2001, the Company extinguished debt of $216,370 owing two officers and one director of the Company by the issuance of 1,803,082 common shares at a deemed price of $0.12 per share.  The TSX Venture Exchange has approved a four-month hold period on the shares, which expired February 15, 2002.

During the year ended December 31, 2001, the Company announced a private placement consisting of 325,000 units at $0.12 per unit for proceeds of $39,000. Each unit consisted of one common share and one share purchase warrant exercisable into a common share in the Company at an exercise price of $0.15 per share, expiring January 14, 2003.  At December 31, 2001, these units had been allotted and paid and were issued on  January 14 , 2002.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  Based on its existing working capital, and a deficiency of $255,443 at December 31, 2002 , the Company expects to require additional financing for the upcoming fiscal year.   Accordingly there is substantial doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. FINANCIAL INFORMATION – Liquidity and Capital Resources.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral resource properties owned by each of the Company’s subsidiaries:

* .. Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton was to earn another 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II.  Hampton Court did not proceed with Phase III ; the Joint Participation Agreement lapsed on April 30, 2003.  Hampton Court elected not to participate with the placer claims; therefore the Company holds 100% rights to these 13 claims.

D.

Property, Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years. Reference should be made to the Glossary of Terms appearing commencing on page 5 of this Form 20-F Annual Report.

The Company owns directly the Kenville Mine Property and the Blu Starr Property while Canadamin S.A. owned the Catamayo River Property and had an option to earn a 75% interest in the Nuevo Playas Property. There has been no recent work undertaken in 2002, 2001 or 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.  Accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimated a net recoverable amount of equipment located in Ecuador of $25,000, at that time.  The Company has divested itself of its Ecuadorian holdings, “Canadamin S.A. and Anglo Swiss International Holdings Inc. and anticipates a further write down of the equipment located in Ecuador if said equipment is not sold by year end 2003.

The Kenville Mine Property consists of 15 Crown granted and 10 staked mineral claims and five parcels of deeded fee simple surface Property and is held by the Company.   Although 409556 was the previous owner of the Kenville Mine Property, the Reorganization, effective November 28, 1997, has transferred the Kenville Mine Property directly to the Company.

Location

The map page shows the location of the Kenville Mine Property.

The Kenville Mine Property is located near Nelson, British Columbia at an elevation of between 600 and 1,200 metres and is accessed by way of the Kenville Mine Road that connects with Highway 3A, three kilometres from the Taghum Bridge.  It is approximately 35 kilometres east of the Castlegar Airport and 65 kilometres north of Cominco Ltd.’s smelter in Trail, British Columbia.

History

The Kenville Mine Property has a long history as a gold producer, and is notable as British Columbia’s first producing hardrock gold mine.  It was discovered prior to the 1880s and originally known as the Granite Poorman Mine. In 1946 Kenville Gold Mines Ltd., a company controlled by Quebec Gold Corporation and Noranda Mines Ltd., gained control of the Kenville Mine Property, built a 125 ton per day cyanide mill and commenced significant exploration, development and mining operations.  Operations ceased in 1949, save for the continued milling of ore by individual lessors until 1954.  Small amounts of high grade ore from the Kenville Mine Property were shipped in 1960 and 1961 directly to Cominco Ltd.’s smelter located in Trail, British Columbia.  Noranda Mines Ltd. then removed all usable equipment from the Kenville Mine Property in 1962.

In 1969, Algoma Industries & Resources Ltd. (“Algoma”) acquired the Kenville Mine Property, reopened the 257 level and commenced dewatering activities.  Mining activities were recommenced for a short time once Algoma rebuilt the primary crushing mill.  Such activities ceased in 1986.

In 1987, Coral Industries Ltd. (“Coral”) acted as a trustee for a partnership of three individuals in arriving at an agreement to purchase the Kenville Mine Property from Algoma and exercised its rights to direct control of operations late in 1989.  Coral invested approximately $750,000 in anticipation of recommencing mining operations. Small scale mining production was commenced for the purposes of testing milling operations.  The tests indicated that the mill was not properly designed but that the ore was amenable to the recovery of precious metals by a flotation process.  The Kenville Mine Property has remained dormant since December 1992. Since acquiring ownership of the Kenville Mine Property, 409556 only engaged in a small amount of test production for evaluating flotation results.  The test was conducted at a custom milling operation of Bow Mines Ltd. located near Greenwood, British Columbia.  Testing confirmed that ore from the Kenville Mine Property is amenable to flotation, with a recovery rate of greater than 85%.

409556 entered into an Option Joint Venture Agreement with Teck Corp. on February 10, 1995. The agreement provided Teck Corp. with the right to earn a 70% undivided interest to the Kenville Mine Property by the aggregate expenditure of $800,000 over a maximum of four years (comprised cash payments of $100,000 to 409556 and $700,000 on exploration and development of the Kenville Mine Property).

On July 13, 1995, Teck Corp. commenced a diamond drilling program, with a total of five holes drilled with a total depth of 1,110 metres.  The 1995 drill program was successful in locating several zones of copper, silver, gold and molybdenum mineralization and a significant new gold quartz vein.  Due to these successful results, Teck Corp. initiated a continued program consisting of approximately 3.2 kilometres of surveyed grid, followed by an induced polarization survey in the Spring of 1996.  After exercising the second year option on February 10, 1996, Teck Corp. conducted a magnetometer survey which again confirmed the anomalous zone identified by the previous season’s exploration.  These two programs identified a continuous anomaly approximately 250 metres by 1,000 metres along a NW/SE trend.  Teck Corp. also informed 409556 of a new chalcopyrite outcrop occurrence on the southern part of the Kenville Mine Property.  This occurrence lies within the strong coincidental induced polarization chargeability and magnetic high zone.  Teck Corp. completed a seven hole, 1317 metre diamond drill program in 1996 to test these anomalies.

Upon confirming its intention on February 10, 1996 to continue under the Option Joint Venture Agreement, Teck Corp. conducted a magnetometer survey on the Kenville Mine Property which again confirmed the anomalous zone identified by the previous season’s exploration.  These two programs identified a continuous anomaly approximately 250 metres by 1,000 metres along a NW/SE trend.  Teck Corp. also informed the Company of a new chalcopyrite outcrop occurrence on the southern part of the Kenville Mine Property.  This occurrence lies within the strong  coincidental induced polarization chargeability and magnetic high zone.  Teck Corp. completed a seven hole, 1317 meter diamond drill hole program in 1996 to test these anomalies.

On January 22, 1997, Teck Corp. informed 409556 of its intention not to continue with its option.

The Company entered into a confidentiality agreement with a major mining company on April 16, 1999.  The agreement allowed the Company to perform its due diligence and a geological assessment of the Kenville Mine Property.  This agreement was terminated on March 2, 2000.

The current increase in the price of gold to over US$300 per ounce and an overall improvement in the outlook for the mining industry, has presented an opportunity for the Company to pursue a strategic joint venture partner to continue exploration of the Kenville Mine Property.  A well-funded partner is being sourced to continue exploration and the Company is cautiously optimistic of securing a suitable partner.

Geology

The Kenville Mine Property is located at the north and west end of a Mesozoic Island Arc represented by a sequence of Lower Jurassic Rossland Group augite porphyry flows, pyroclastics and crystal tuffs of andestic and shoshonitic composition.

This sequence is intruded by coeval, usually stratabound, bodies of similar composition, including a stock referred to by the Geological Survey of Canada as of “pseudodioritic” composition, the Silver King Porphyries and by granodiorite of the Nelson Batholith.  The Kenville Mine Property is underlain by one such pseudodioritic stock showing at least two intrusive phases.

Regionally, shear zones up to 100 metres in width have often localized hydrothermal alteration and sulphide mineralization.  A major zone composed of multiple parallel shears known as the “Silver King Shear Zone” is projected to pass through the Kenville Mine Property.  This zone can be identified in several properties covering the known exposure of the Island Arc, for a distance of more than 100 kilometres.  Intrusive rocks of dioritic to granodioritic composition showing varying degrees of hydrothermal alteration, shearing and mineralization underlie the Kenville Mine Property.  Gold-quartz veins systems often form in extensional structures related to the regional shear zones.

Mature second growth larch, douglas fir, hemlock and western red and white cedar covers much of the Kenville Mine Property.  Typically, snow precipitation is expected from about mid-November through to about mid-February and can accumulate to as much as three metres in the higher elevations.  Heavy rain storms during spring time makes for a quick snow run-off. Except for the short lived storms, surface work is not stopped due to weather and underground work can progress year round.

Mineralization

The principal mineralized veins found on the Kenville Mine Property include, from east to west, the Beelzebub, Granite, Greenhorn, Poorman and Hardscrabble, across a 500+ metre width.  This zone is extended further west by the Venango, Dundee and Paradise system of veins.  The mineralized veins found in the Kenville Mine itself are similar in character and trend at an azimuth of 330 to 350 degrees.  The dip of the vein structures averages 45E to the north east but varies from 20E to 75E and ranges in width from a few centimetres to about two metres.  Although no dip is more favoured than another by the average grade ores or widths of quartz, rich pockets with visible gold are reported to occur where the dip of the structures change.  Predominant associated minerals are pyrite, chalcopyrite, marcasite and minor amounts of galena, scheelite, sphalerite and visible gold.  Commonly, the higher grade gold is diagnosed by the presence of galena and/or sphalerite and/or white pyrite.

The tungsten content of quartz veins at the Venango and Shenango workings is higher than that present at the Kenville Mine Property. Scheelite has been observed in the 217 Flat vein, the Upper 217 (also referred to as the “Jewellery Box” area), the Yule vein and, to a lesser extent, in the Hardscrabble vein.

Scheelite is generally coarse and occurs as distinct veins within the quartz, usually independent of the sulphides. It appears that the scheelite content increases towards the south. Quartz is the main gangue mineral but pink feldspar, calcite and tourmaline are often present.

The veins vary in width, attitude and in the character of the quartz.  The main veins are, for the most part, freewalled accompanied by a gouge selvage, while the flatter ore shoots are frozen to the walls.  The veins are in narrow extensional fault zones with the hanging walls of each vein moving relatively upward and southward an unknown distance.  From available data, there also appears to be present on the Kenville Mine Property, quartz stockwork zones of significant widths (15 metres) with economically significant values of copper and gold.  A bulk sample of 180 short tons was shipped in the Summer of 1991 by rail to Asarco Incorporated in East Helena, Montana.  The bulk sample graded 0.46 oz/ton of gold.

British Columbia Government records indicate that the production from the Kenville Mine Property totalled 199,232 short tons averaging 0.327 oz/ton gold and 0.14 oz/ton silver.  Although copper, lead, zinc and tungsten were known to be present, no record of significant production of these metals is found.  The historical silver to gold ratio for the mine was 0.43.

Permitting

The Company has obtained all permits, approvals and bonding required to enable it to carry on exploration  activity at the Kenville Mine Property. A drill program in 1998 was postponed due to  market conditions present at that time.  The Company is currently sourcing a joint venture partner to continue with the exploration of the Kenville Mine Property.

Plant and Equipment

Facilities at the Kenville Mine Property include a shop and core storage; an engineering office; an office and assay lab; dry facilities with washer and dryer, showers and safety area for underground and surface employees; compressor facilities; a Mine Manager’s residence and the plant itself.  The plant consists of a coarse ore bin, jaw crusher, cone crusher and fine ore bin, with a crushing capacity of 300 short tons/day.

The underground workings at the Kenville Mine Property are extensive.  The 257 level and the 217 heading were rehabilitated in 1986 with trackage and air supply piping to these two levels.  Underground mine facilities are complete with all necessary mining and safety equipment on site.  Electric power is supplied by the City of Nelson. Fresh water is supplied from nearby Eagle Creek.

Encumbrances

The Company is currently defending a suit, which claims for specific performance of an Option Joint Venture Agreement (the “Agreement”) dated August 29, 2002, which was terminated by the Company on December 31, 2002.  The Agreement provided for payment of $100,000 in three payments to the Company and $700,000 in exploration expenditures over the same three-year period on the property. The suit is believed to be frivolous and without merit by the Company as the Plaintiff couldn’t meet its first minimal payment.  If Judgement is awarded to the Plaintiff the Agreement would be reinstated with extended timelines, the Company would bear the costs of the action and any further relief the Court may seem just.  In the alternative, the Plaintiff requests damages for breach of contract in lieu of specific performance.  The Company is filing a Motion to force the Plaintiff to decide on either specific performance of the Agreement or for damages; but not both concurrently.  The Court could rule in favor of the Company to terminate the Agreement but order the refund of $15,000 to the Plaintiff, (as these funds were not defined as non-refundable in the Agreement) It would be expected that each party would be responsible for their own legal costs.

Exploration – Recent Results

The Company has not performed any major exploration on the Kenville Mine Property since the downturn in the mining industry, which began in late 1997.  The Company has maintained the property with a caretaker on-site throughout the last four years.   The majority of the property is crown granted land; while the 10 staked mineral claims that partially comprise the Kenville Mine Property are in good standing through 2006.

The current increase in the price of gold to over $US300 per ounce and an overall improvement in the mining sector h a s presented an opportunity for management to pursue a strategic joint venture partner to continue exploration of the Kenville Mine property. A well-funded partner is being sourced to continue exploration and management is cautiously optimistic of securing a suitable partner

Blu Starr Property

The Company acquired the Blu Starr Property in 1995 in two separate transactions.  On June 27, 1995, the Company acquired 174 claims from Andrew W. Molnar of Vancouver, British Columbia, in return for $40,000, 1,600,000 Company Common Shares and a 1.5% net smelter royalty on any future non-gemstone product.  On July 6, 1995, the Company acquired an additional 14 claims from Marc R. Goldenberg, Rodney L. Luchansky, Inyo R. Youngreen, Jean W. Demers and Brian G. Meszaros, collectively of the Slocan Valley, British Columbia, in consideration for the issuance of 600,000 Company Common Shares, a 3.5% net royalty interest from any gemstone production and a 2% net smelter return on any metal production from such claims.  The Company subsequently acquired additional mineral claims aggregately representing over 4,300 acres and 13 contiguous placer claims totalling 1,606 acres.

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property and subsequently amended it May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”) which has since lapsed on April 30, 2003 ..  The Blu Starr Joint Participation Agreement provide d for Hampton to earn up to a 60% interest in the Blu Starr Property.  U

p to a 40% interest may be earned by Hampton expending $1,000,000 in 3 work phases to be completed within 3 years from the date of the Blu Starr Joint Participation Agreement.

With respect to the 3 Phases, the Blu Starr Joint Participation Agreement contemplate d as follows:

Phase 1.  Hampton will expend a minimum of $250,000 on an exploration and development program on the Blu Starr Property.  This program must be completed within one year.  During this period, Hampton will be responsible to maintain the Blu Starr Property in good standing.  Hampton has successfully completed this program, earning a 10% interest in the Blu Starr Property.

Phase 2.  Prior to the expiry of the time permitted to complete Phase 1, Hampton has elected to proceed with a Phase 2 work commitment.  Hampton will expend a minimum of $250,000 within one year on a work program agreed to between the parties.  Hampton will again be responsible to maintain the Blu Starr Property in good standing during Phase 2.  Upon successful completion of the program, Hampton will have earned an aggregate 20% interest in the Blu Starr Property.

 Phase 3.  Prior to the expiry of the time permitted to complete Phase 2, Hampton must elect whether  to proceed with a Phase 3 work commitment or terminate its participation in any further earning.  If it elects to proceed, Hampton will expend a minimum of $500,000 on a work program agreed to between the parties within one year.  Hampton will again be responsible to maintain the Blu Starr Property in good standing during Phase 3.  Upon successful completion of this program, Hampton will have earned an aggregate 40% interest in the Blu Starr Property.

Hampton has completed its participation in Phase I of the evaluation of the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn an additional 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II.  This agreement lapsed on April 30, 2003.

Location

The Blu Starr Property is located in the Slocan Valley of British Columbia, and forms a portion of the Valhalla Metamorphic Core Complex. The main parts of the Valhalla Complex are located in the Valkyr range in the southern Selkirk Mountains of British Columbia. These ranges lie between Lower Arrow and Slocan Lakes in the West Kootenay district, northwest of the town of Nelson.  The main showing of the Blu Starr Property is located at the confluence of the Slocan River and the Little Slocan River, approximately one kilometre north of the town of Passmore via Highway 6. The exact coordinates of the centre of the mineralized outcrop are 49 degrees 32.5 minutes latitude, and 117 degrees 39 minutes longitude.  The showing area is easily accessed, and virtually all modern amenities are readily available in the area. The nearest major centre is the town of Castlegar, which is located in the Kootenay Mountains just north of the Washington/British Columbia border. Castlegar is 425 metres above sea level, with a district population of 15,000. Castlegar is a popular vacation area, due to both its mountain activities and river wilderness, and the town has its own airport, which is serviced by all the major Canadian airlines.  The outcrops themselves are exposed directly on Highway 6, along an abandoned Canadian Pacific Railway line which runs parallel to both Highway 6 and the Slocan River.

  The following map shows the location of the Blu Starr Property.

History

The earliest exploratory work in this area was carried out by G.M. Dawson in 1889, who visited the Arrow Lakes and travelled up the Kootenay River to Kootenay Lake.  Reconnaissance work was carried out in 1898 and 1899 by R.W. Brock; his results were published by McConnel and Brock (1904) and in Reports of the Geological Survey for 1899 and 1900. Further studies were carried out initially by Little in 1948-50 and part of 1952, and some of his observations were made in the areas of the Valhalla and Valkyr ranges (Little, 1960).  This work was followed by the fundamental studies of the Valhalla gneiss complex in detail, carried out by J.E. Reesor between 1958 and 1960. His works were published in 1965 and a number of specific topical studies have been carried out since.

In 1991, prospector Rod Luchansky discovered sapphires along the old Canadian Pacific rail line near Passmore, British Columbia and subsequently named it the “Blu Starr” showing.  Along with prospecting partners John Demers and Marc Goldenberg, the initial find was staked and exploration begun.  In 1993, John Demers discovered the nearby Blu Moon sapphire showing, which was subsequently staked by the partners.  From 1991 to 1995, the prospectors hand mined approximately 10 tonnes of high-grade ore, containing an estimated 55,000 rough carats of sapphire.

Geology

The following discussion of the geology of the Blu Starr Property is based upon a 1995 Report by Dr. Marylou Coyle, P.Geol., a 1996 Report by Kathleen Dixon, P.Geol. and Guylaine Gauthier.

The Blu Starr Property is part of the Valhalla Metamorphic Core Complex, located within the Omineca belt of the Canadian Cordillera.  The Valhalla complex belongs to a belt of domal metamorphic complexes trending north-south and extending from central British Columbia to New Mexico.  In Canada, these complexes include, from north to south, The Pinnacles, the Frenchman Cap Dome, the Thor Odin Complex, the Malton Complex and the Valhalla Complex.  They all share similar characteristics:  high grade metamorphic rocks bordered by major ductile/brittle shears or faults, with low grade metamorphic rocks exposed in the hanging walls of these outward dipping faults.

The overall pattern of regular foliation throughout the Valhalla complex defines two roughly domal masses:  the Valhalla and Passmore domes.  The complex consists in its northern part of rugged east-west trending ridges reaching 2500 - 2800 metres elevation.  The southern part of the complex, in the Passmore area, is not as rugged.

The Property area is separated from the major part of the complex by the northeast trending Perry Ridge, which is drained on its north side by the Little Slocan river, and by the Slocan river on its southern side.

The Valhalla Complex is approximately 100 kilometres long by 30 kilometres wide and trends roughly north-south.  It is composed of sheets of granitic orthogneiss ranging in age from 100 to 59 Ma and paragneiss of uncertain age.  The complex is roofed by the ductile Valkyr Shear zone on its west, north and south margins, and, by the ductile/brittle Slocan Lake fault zone on its east side.  The hanging walls of the Valkyr Shear zone and the Slocan Lake fault include low grade metamorphic rocks mostly of the Nelson batholith and its satellites.  The northern end of the complex is overlain by metasedimentary rocks of the Paleozoic and Triassic Nemo Lakes belt and Upper Triassic Slocan Group.  The southern portion of the complex is overlain structurally by lower grade greenschist volcaniclastic and volcanic rocks of the Early Jurassic Rossland Group, as well as metasedimentary rocks thought to be correlative with the Pennsylvanian Mount Roberts Formation.  The lower plate of the complex includes the Castlegar gneiss complex and the Trail gneiss.

The complex includes three paragneiss sheets of uncertain age and three granitic sheets dated by the U-Pb zircon method:  the late Cretaceous Mulvey granodioritic gneiss (100 “ 5 Ma), the Paleocene Airy quartz-monzonite (62 “ 1 Ma), and the Paleocene - Eocene Ladybird granite (59 “ 1 Ma).  Displacement on the Valkyr Shear zone closely followed, or was synchronous, with emplacement of Ladybird granitic rocks.

The ages and correlations of the three paragneiss sheets are uncertain.  The uppermost paragneiss sheet, exposed around the periphery of the Valhalla dome and in the core of Passmore dome, comprises quartzofeldspathic gneisses with minor amphibolite, calc-silicates, and quartzite, and is intruded by leucogranite, pegmatites, and migmatites.  The two lower paragneiss sheets are exposed north of the study area, in the lower reaches of Gwillim Creek in the Mulvey gneiss core of the Valhalla dome.  In both cases, their upper boundaries are in sheared contact with the Mulvey gneiss in the Gwillim Creek shear zones.

The paragneiss and Mulvey gneiss are overlain by early Tertiary granitic rocks which occur around the periphery of the Valhalla come and throughout Passmore dome.  The Airy quartz-monzonite borders the hybrid gneiss on all but the eastern side of the complex, along the Slocan river.  The Airy quartz monzonite is two kilometres thick in the Passmore dome area.  It pinches out to the north and south.  This unit is in turn mantled by the Ladybird granite, which is structurally the highest and most extensive granitoid sheet of the complex.  It lies in the immediate footwalls of both the Valkyr Shear and Slocan Lake fault zones.  It is a 0.5 to three kilometres thick variably foliated sheet of biotite leucocratic granite.  Displacement on the Valkyr Shear zone closely followed, or was synchronous with, emplacement of Ladybird granitic rocks.  Slightly younger late kinematic to post kinematic granite and pegmatite of the Ladybird intrusion suite intruded deformed rocks of the Valkyr Shear zone and have a U-Pb zircon lower intercept age of 56.5 “ 1.5 Ma.

The last phase of plutonism to occur in the Valhalla complex is represented by the post-kinematic syenitic Coryell intrusions (51.7 “ 0.5 Ma).  They outcrop in the upper and lower plate of the Valkyr Shear zone.

The Valhalla Complex is composed of high-grade metamorphic rocks of the garnet-amphibolite sub-facies.  the paragneiss sheets are at sillimanite-potassium-feldspar grade and are polydeformed.

Mineralization

The following discussion of the mineralization of the Blu Starr Property is based upon a 1995 Report by Dr. Marylou Coyle, a 1996 Report by Kathleen Dixon, P.Geol. and Guylaine Gauthier, and reports generated by management of the Company following the 1997 and 1998 exploration seasons.

Sapphire mineralization on the Blu Starr Property is presently confined to three main areas: the Blu Starr, the Blu Moon and the Sapphire Hill showings.  On the Blu Starr showing, sapphire-bearing layers are exposed along the old Canadian Pacific railway grade, the Slocan River and the main highway.  An estimate of the surface area within which gemstones are known to occur would be 250 metres in length, 50 metres in elevation and 50 metres in width, and is open to expansion.

It is difficult to assess the total contained carats of rough sapphire crystal due to erratic occurrence in small layers and high grade pockets hosted in felsic gneiss.  However, selective mining to date has averaged 5,000 rough carats per tonne.  The sapphires have a wide range in size, occasionally exceeding 250 carats, and colour, with black and bronze predominating but good quality blue, grey, yellow, green and mixed colour stones being occasionally found.  Some other notable specimen or gem-grade crystals occurring on the Blu Starr showing include red garnet, dark green epidote, black tourmaline and quartz.

At the Blu Moon showing, the sapphires are exposed in the face of a low bluff. The host rock is a foliated leucocratic biotite syenite gneiss, intruded by feldspar-amphibole pegmatite sills and dikes.  Quartz is notably deficient.  At the Blu Moon showing, the syenite gneiss unit has been tightly folded into a series of recumbent isoclinical folds with an amplitude of five  to 10 metres.  Small low-angle thrust faults were developed during the folding episode and host a series of narrow pegmatite sills.  The best blue sapphires occur on the hinge of a recumbent fold, directly above a pegmatite sill and within the sill’s metasomatic halo.  This hinge zone has been traced down a shallow westerly plunge for more than 50 metres where it becomes covered with talus.  The sapphires occur sporadically in the syenite gneiss over at least 50 metres in length, 10 metres in height and 10 metres in width, giving about 15,000 tonnes of potential mineralized host rock.  Within the eastern part of this block, a well developed zone showing a consistent amount of visible sapphires measures about 20 metres long by three metres in height and width,  giving about 500 tonnes of probable ore-grade reserves as estimated by the Company.

The sapphires occur as hexagonal barrel-shaped crystals and plates, singly or in groups.  Near the edges of the mineralized zones, the stones are often violet-bronze to blue-grey in colour, and commonly from one to 10 carats in size. In the core of the fold hinge, much larger sapphire crystals have formed, including a recently discovered blue crystal exceeding 150 carats in weight.  The colour of the larger stones, often zoned, varies from sky-blue to cornflower and indigo blue, violet and purple.  Inclusions of rutile silk which can form stars is common.   Associated minerals include pink margarite mica and large golden brown zircon crystals.  Veinlets and disseminations of translucent blue sodalite and yellow-green apatite crystals have also recently been discovered in the syenite gneiss.

In 1997, a 150 tonne composite bulk sample was permitted and mined from the Blu Moon showing on the Blu Starr Property.  This sample was composed of talus rock accumulated below the main sapphire outcrop and approximately 20 tonnes of outcrop.  The sample was sent to the Company’s nearby Kenville Mine Property for sorting and manual extraction of sapphires.  Extraction from approximately five tonnes of hand sorted high-grade material is estimated to contain 20,000 carats of rough sapphire.

During 1998, the Company discovered a third showing of sapphires, which was named “Sapphire Hill”, and although this showing is located in the vicinity of the Company’s Blu Moon showing, it has a geological occurrence which more closely resembles the Blu Starr showing, located 2,000 metres across the valley floor.  The sapphire-bearing zone, exposed in rock outcroppings and talus, stretches for more than 400 metres in length and 50 metres in elevation, and is open to expansion in all directions.

The Sapphire Hill showing has a surface area approximately twice the size of the Blu Starr showing, thereby more than tripling the Company’s total potential sapphire resource.  The new showing, a forested area of moderate topography with good road access, is ideally situated for exploration and development.

Initial heat treatment experiments have been successful in optimizing the colour range of the sapphire gemstones.  Early results are very encouraging, with virtually all sapphires turning various shades of blue, including the preferred cornflower blue.  The final heat treatments will be to drive the iron content out of the sapphires, producing blue, transparent gem roughs for facetting.

While no gemological valuation of the sapphire occurrences have been completed yet, the world price for comparable unheated, black star sapphire starts at approximately US$10 per carat, and top quality coloured sapphires often rival diamonds and emeralds in price.  The average wholesale price for top quality, blue sapphire is in the hundreds of dollars.

The almondine-pyrope garnet discovery of 1999 has provided to date over 250,000 carats of rough material from about two tonnes of mineralized pegmatite.  The host quartz-feldspar-biotite-garnet pegmatite is transitional from a sill to a dike, and occurs within garnet amphibolite gneiss.  The mineralized outcrop measures about 5 metres in length, varying from 30 to 130 centimetres in width, and more than three metres in depth.  The garnet occurs as irregularly distributed single crystals up to 10 centimetres across and in vein-like masses up to 30 centimetres in width.

Initial cutting of the garnets has been completed in Sri Lanka with a very early rough estimate of about 30% of the sorted eye-clean, coarse garnet rough will cut gemstones from 0.25 ct. to 3 ct. in size.  The colour of the finished stones is a brilliant, translucent cranberry red, with a hint of hot pink.  Exploration and sampling of this showing will continued through the 2000 season.  Several other similar occurrences of large garnet crystals have been located and are currently being assessed.

The initial iolite discovery of 1999, known as the Rainbow North Zone, outcrops at the base of a small bluff.  The mineralized zone has been hand-trenched and is presently exposed for 20 metres along strike, 5 metres in thickness, and five metres in profile depth.  The zone has a shallow dip to the east and is open along strike and to depth.  The surrounding wallrock is composed of well-layered feldspar-quartz-biotite-hornblende gneiss with scattered garnet porphyroblasts.  The iolite hostrock is a distinctive, dark-green fibrous metamorphic rock composed of biotite and fuchsite mica, tremolite-actinolite, iolite, quartz, feldspar, megacrystic almandine-pyrope garnets, and amphibole.  Iolite content varies, averaging about 5% of the observed rock surface, which is highly altered due to weathering.

Additional minerals noted include amethyst, clear, rose and star quartz; schorl and dravite tourmaline crystals up to 10 cm in diameter, rutile, beryl, spinel, ilmenite, muscovite, chlorite and others.  The amethyst and clear quartz crystals commonly display positive and negative scepters and complex twinning patterns.

The iolite occurs as large crystals in quartz vein stockworks and pegmatites, and as scattered masses throughout the hostrock.  The iolite crystals weather to irregular masses of translucent violet gem material on the outcrop surface.  Beneath the weathered outcrop, the tabular iolite crystals display a greenish-brown retrograde alteration known as pinite, which is a fine-grained mixture of sericite mica and chlorite.  The largest single crystals exceed 1,000 carats in weight, but much larger crystalline masses have resulted from complex twinning and intergrowths.  A representative 2 metre by 2 metre panel sample averaging about 10 centimetres in depth was taken by hammer and moil from the south end of the mineralized zone.  The total sample weight was approximately one tonne, from which 25 kilograms of very high-grade iolite crystal ore was extracted.

The second iolite zone discovered in 2000, known as Rainbow South Zone, is also found outcropping at the base of a low bluff, and is presently exposed for 10 metres along strike, two metres in thickness, and two metres in profile depth.  This zone also has a shallow dip and is open to strike and to depth.  General deposit morphology, mineralogy and alteration are similar to the Rainbow North Zone.  Large, euhedral iolite crystals form in quartz veins and as scattered masses and crystals throughout the hostrock.  A representative 2 metre by 2 metre panel sample averaging about 10 centimetres in depth was taken by hammer and moil was taken from the centre of the zone.  The sample weight was approximately one tonne, which yielded about 25 kilograms of high-grade iolite crystal ore.

The two samples taken together contain more than 100,000 rough carats of iolite crystal.  The samples are currently being processed at the Company’s gem lab in Nelson, British Columbia to remove any waste rock and to block out gem material for cutting.

The first iolite gems were cut by master gem cutters and designers Bruce MacLellan of Mountain Gems Ltd. and Ken Dale of Rusty’s Gems Ltd., who stated that the iolite is among the finest they have ever cut.  The cutters both remarked on the superb blue-violet colour, excellent clarity, and intense brilliance of the gems.  An additional small package of rough iolite has been successfully cut in Sri Lanka with the finished stones averaging 0.5 carat.  A larger package of gem rough garnet and iolite is currently being cut in Sri Lanka consisting of approximately 2,000 carat of rough stones.  The work programs completed by April 30, 2002 resulted in several new discoveries of potential economic importance including 13 new sapphire occurrences, 10 new iolite/anthophyllite occurrences, a potentially large and economic gem garnet occurrence, a new flake graphite occurrence and occurrences of amethyst quartz, rose quartz and titanite.

The 1606 acres of placer claims have been evaluated for their mineralogical and gem potential. Recommendations include a drill program of 12 holes, 500 meters of trenching to sample geophysical anomalies and 23 bulk samples to evaluate fluvial zones targeted on two separate terraces.  A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

Permitting

Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn an additional 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II. The agreement lapsed on April 30, 2003.

Plant and Equipment

Currently, no plant and equipment is situated on the Blu Starr Property, owing to its grassroots status.  However, due to the proximity of the Blu Starr Property to the Kenville Mine Property (40 kilometres away), the facilities of the Kenville Mine Property will be utilized on an as needed basis.

Encumbrances

The Company is not aware of any material encumbrances against its ownership of the Blu Starr Property.

Exploration – Current Results

The work programs to-date have resulted in several new discoveries of potential economic importance including 13 new sapphire occurrences, 10 new iolite/anthophyllite occurrences, a potentially large and economic gem garnet occurrence, a new flake graphite occurrence and occurrences of amethyst quartz, rose quartz and titanite.

The 1852 acres of placer claims have been evaluated for their mineralogical and gem potential. Recommendations include a drill program of 12 holes totalling 500 meters to sample geophysical anomalies and 23 bulk samples to evaluate fluvial zones targeted on two separate terraces.  A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

The Company intends to perform drilling and trenching of the alluvi a l held within placer claims on the valley floor by year-end.  The program will include approximately 500 meters of trenching and 12 drill holes to bedrock in highly prospective are a s of the valley floor.  Hampton Court elected not to participate with the placer claims; therefore the Company holds 100% rights to these 13 claims.

Graphite

A graphite zone located on the north-western part of the Blu Starr Property was discovered in 1999. Prospecting and geophysical field data have further extended the zone to the north and west. The discovery outcrops over 2,000 meters and has been optioned to Crystal Graphite Corporation, a local producer of high purity graphite concentrate. The option provides Crystal Graphite Corporation the right to perform their due diligence on this discovery by December 31, 2002 and has since lapsed .. Management will not conduct any further exploration of this resource but will monitor the market and success of the local producer.  The graphite discovery is contained within the Blu Starr claim group and is also in good standing for a number of years.

Riley Property

The Company previously owned the Riley Property, which was comprised of 100 claim units in six mineral claims totalling 2,500 hectares.  The Company acquired the Riley Property on June 4, 1996 from 500303 B.C. Ltd. of Vancouver, British Columbia, a private company owned by two Directors of the Company, in return for reimbursement of staking costs of $30,000.  The Company forfeited the Riley claims at the end of July 1999.

Ecuador Properties

 There has been no recent work undertaken in 2002, 2001 or 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.  Accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimate d a net recoverable amount of equipment located in Ecuador of $25,000, at that time.  The Company has divested itself of its Ecuadorian holdings, “Canadamin S.A.” and Anglo Swiss International Holdings Inc. and anticipates a further write down of the equipment located in Ecuador if said equipment is not sold by year end 2003.

Catamayo River Property

 This Property was comprised of 4 placer exploration concessions in the Loja Mining District, located in Southern Ecuador, South America.  The Trapichillo and Trapichillo 1 concessions together consist of 31 hectares and the Catamayoro and Catamayoro 1 concessions together consist of 237 hectares (together these concessions, along with the surface rights totalling approximately one kilometre of the benches on such concessions Canadamin S.A. subsequently acquired, comprise the Catamayo River Property).

On August 11, 1995, Canadamin S.A. acquired the rights to the Catamayo River Property from Vicente Encalada of Quito, Ecuador, in return for US$3,500 and 75,000 ASII Common Shares.  Mr. Encalada also retained a 3% net smelter royalty on any precious metals production on the Catamayo River Property.

The Company entered into a Joint Participation Agreement with Hampton on May 1, 2000 with respect to the Catamayo River Property (the “Catamayo Joint Participation Agreement”), which expired on May 1, 2002.  The Catamayo Joint Participation Agreement provided for Hampton to earn up to a 60% interest in the Catamayo River Property.  This agreement had been mutually extended for one year due to force majure in Ecuador during the year ended 2000. Upon the completion of the agreed to work commitment by Hampton, evidenced by a 90 day period which met or exceeded a 90,000 cubic yard target, Hampton would have earned  their 50% interest in the Catamayo River Property. The Company does not currently intend to direct its resources to further exploration on this Property.

Location

The Catamayo River Property is reached by a one hour flight from the capital city of Quito to Loja.  From Loja, it is a ninety minute drive by paved road to the town of Catacocha.  From the town of Catacocha to the area of the project there is a distance of 30 kilometres.  The 30 kilometers of road to the site have deteriorated greatly over the last two years.  All equipment, accommodations and maintenance facilities have been moved to a storage site near the town of Catacocha.

The following map shows the location of the Catamayo River Property.

History

Historically, the Loja Province of Ecuador has produced gold since Pre-Columbian times and is reputed to be one of the sources of the Inca’s gold. A gold mining district known as El Huato drains into the Catamayo River at the upper end of the Catamayo River Property.  Numerous workings on gold quartz veins can be seen from the road between Catacocha and the Catamayo River.  Along the Catamayo River, the locals have been mining placer gold using shovels and crude sluices made out of blankets and poles.  In some areas, high-benches along the river have been tunnelled.

A producing placer operation known as the “Santa Rosa placer operation” was located on the Catamayo River in the mid to late 1990’s, approximately 30 kilometres downstream of the Catamayo River Property but have since ceased operations.

Geology

The Catamayo River basin has an average width of 100 metres.  It is contained in an almost canyon-like terrain by steep hillsides.  The river flows to the west with depths varying up to one metre.  The width varies between 10 to 15 metres depending on high or low water.  Elevation is approximately 875 metres above sea level.

The Catamayo River Property is underlain by part of the large “Tangula Batholith” that outcrops in the south of Ecuador.  In the high grounds to the north of the Catamayo River Property, Cretaceous andesitic volcanic rocks cover the granodioritic intrusive.  The placer is bounded in the substratum and the sides by granodioritic intrusive rocks.  This intrusive body has been affected by the intrusion of small aplitic dikes of N.E. direction, that in the area are perpendicular to the direction of the Catamayo River.

Over time, the Catamayo River excavated its way through granodioritic rocks and dikes and fractures that run perpendicular to the river flow.  The average depth of the river channel is approximately 10 metres deep.  The channel and the terraces as well have been filled by gravel and large boulders of granodioritic composition.

The Catamayo valley floor contains alluvial and colluvial gravels which consist predominately of granite cobbles and boulders up to one metre in diameter.  Overlying the gravels on the benches is a layer of silt and sand up to 2 metres thick.  Occasional boulders of andesite and peridotite can be found in the gravel.  The gravels are generally loose except immediately above bedrock where the gravel is cemented by clay.  Some areas of the high bench gravels had layers of caliche which coated the gravels.  Clasts in the gravel are usually well rounded with some horizons of angular layers where slides inundated the valley.  Gold in the gravels is smooth and flat with pieces of gold from the test commonly the size of a rice grain.  An assay of the placer gold indicated a purity of 0.86619.

The surrounding granitic rock is medium grained and appears to be moderately fractured.  On a bench along an inside bend approximately seven metres above the present river level, the granite bedrock had been carved by the river into an irregular surface with elevation differences of approximately a metre between cracks in the bedrock and more resistant areas.  It is anticipated that the granite bedrock beneath the valley floor will have similar irregularities.

Mineralization

The following discussion of the mineralization found on the Catamayo River Property is based upon a 1997 Report by Geoffrey Garcia, Professional Geologist and updated by Mr. James W. Laird, the Company’s Manager of Exploration from February 1997 to September 1999.

Canadamin S.A. has had an 11 man crew testing the area from time to time from August 1995 through June 1998.  This Property was under care and maintenance while Canadamin S.A. completed the Catamayo Joint Participation Agreement with Hampton, a proven placer operator, to begin production.  Final terms were concluded May 1, 2000 and operations scheduled to commence by the Fall of 2000.  This agreement had been mutually extended for one year due to force majeure in Ecuador during the year ended 2000, and has expired on May 1, 2002. Upon the completion of the agreed to work commitment by Hampton, evidenced by a 90 day period which met or exceeded a 90,000 cubic yard target, Hampton would have earned  their 50% interest in the Catamayo River Property. The Company does not currently intend to direct its resources to further exploration on this Property.

Testing has included shafts sunk into the valley floor, suction dredge tests of the river gravels and tunnelling of a high bench to test values on bedrock.  Records show that over the course of the testing program, 397 cubic metres of gravel have been processed with 392 grams of placer gold being recovered.  This gives an average grade of around 0.98 grams per cubic metre.  It is estimated that the grade of the gravel is greater than the above amount due to the fact that bedrock was not reached by pits on the valley floor and that testing on the high bedrock bench was preceded by tunnelling along high grade seams by local artisanal miners.

The Catamayo River gravels were tested using a six-inch dredge.  The dredge testing took place at the upper end of the Catamayo River Property.  Four holes were dredged in that area by James Semeniuk, an officer of the Company.  The depth of the holes varied from two to four metres.  Bedrock was not reached.  The values encountered were reported to have averaged 0.7 grams of gold per cubic metre.

A short distance downstream from where the dredge tests took place five holes were excavated on a low gravel bench approximately 680 metres long and 70 metres wide.  The top metre or two of the holes contained sand and organic debris.  This material was not included in the test.  The next eight metres of gravel was generally loose with occasional boulders up to one metre in diameter.  Gold values in this layer averaged 0.6 grams of gold per cubic metre.  The bottom five metres of the deepest hole averaged one gram of gold per cubic metre.  Most of the gold recovered is in the form of small flat flakes.  Bedrock was not reached in any of the holes due to water seepage and unstable walls.  The deepest hole is 13 metres deep.  It bottomed on clay cemented gravel that has been reported to overly bedrock in other parts of the valley.

The most recent testing was on the Tandazo bench.  This bench is triangular shaped roughly 230 metres long and 100 metres wide at its widest point.  The upper portion of the bench is two - three metres above the river level with the lower portion tapering from a metre down to the river level.  The Tandazo bench contains a high bench area with water worn bedrock outcropping approximately seven metres above the present day river level.  The elevation of the bench allowed testing of values on bedrock without the complication of water flooding the excavation.  Part of the bench had been removed leaving approximately eight metres of overburden at the face.  Sampling in the upper portions of the bench in the alluvial/colluvial gravel mix averaged approximately 0.17 grams of gold per cubic metre.  Samples from the gravel a few metres above bedrock ran around 0.4 grams of gold per cubic metre.  These samples were lower than the values found in the valley floor probably due to the dilution effect of colluvium from the adjoining hillside.  Samples near the bedrock ran from 4.4 to 8 grams per cubic metre.  A portion of this bench which included a two metre wide strip along the inside bend had been previously tunnelled by locals.  Workers reported that this portion had values commonly in the 15 gram per cubic metre range.

The bulk of the gold bearing gravels consist of sub-rounded boulders of granite with occasional clasts of andesite and peridotite.  The gravel is loosely bound by clay and silt and contains small flakes of gold.  Gold values measured in this material varied between 0.4 and 0.8 grams of gold per cubic metre.  It is anticipated that mining this gravel on a large scale will result in the recovery of at least 0.5 grams per cubic metre.

The highest grade material appears to be on or near bedrock.  Gravel near bedrock on the high bench is cemented by clay with some calcite.  The bedrock is granite and appears moderately fractured.  The bedrock appears to be rippable by a bulldozer.  Although worn smooth, the bedrock exposed on the high bench had high knobs of more resistant rock and deep cracks which created traps for the deposition of placer gold.  Early tunnelling on the high bench had removed material from these low areas and cracks before Canadamin S.A.’s crew began testing.  Local farmers reported recovering as much as 200 grams per day from tunnelling by hand in these enriched areas.  Testing by Canadamin S.A. in the lower metre of gravels near the granite bedrock recovered 4.4, 4.9 and 8.0 grams per cubic metre.

Permitting & Plant and Equipment

There has been no recent work undertaken in 2002, 2001 or 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.  Accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimates a net recoverable amount of equipment located in Ecuador of $25,000, at that time.  The Company has divested itself of its Ecuadorian holdings, “Canadamin S.A.” and Anglo Swiss International Holdings Inc. and anticipates a further write down of the equipment located in Ecuador if said equipment is not sold by year end 2003.

Encumbrances

The Company was not aware of any material encumbrances against Canadamin S.A.’s  ownership of the Catamayo River Property during the period it was held.

Exploration – Recent Results

There has been no recent work undertaken in 2002, 2001 or 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.

Nuevo Playas Property

On October 22, 1996, Canadamin S.A. entered into an Option Joint Venture Agreement with Vicente Encalada of Quito, Ecuador for the option to own up to a 75% interest in the Rio Playas Property (now called the “Nuevo Playas Property”).  This Property consists of 4 exploration concessions totalling approximately 3,900 hectares.  Canadamin S.A. paid Mr. Encalada US$12,500 for the right to this option.  Canadamin S.A.’s option required the expenditure of a minimum of US$90,000 on exploration and development of the Nuevo Playas Property over a four year period ending October 2002.  The Company does not currently intend to direct its resources to further exploration on these properties.

Location

The Nuevo Playas Property is located adjacent to the Catamayo River, in the Province of Loja, southern Ecuador.  The topography of the area is one of moderate relief and access is excellent with a major international highway crossing the Property.  The climate is warm and is described as a semi-desert, arid zone.  The map on page 33 of this Form 20-F Annual Report also shows the location of the Nuevo Playas Property.

Geology and Mineralization

The Nuevo Playas Property is located on the western flank of the Northern Andes Mountains and is underlain by Cretaceous marine andesitic volcanics of the Celica Formation, intruded by similarly aged Tangula Batholith of granodiorite to diorite composition.  Tertiary volcanics occur east and west of the area but have not been identified within the Property boundary as yet.  Tertiary sediments cover a small portion of the Nuevo Playas Property.

Within the volcanic package and proximal to the intrusive contacts, large hydrothermal alteration zones with associated porphyry copper mineralization occur.  Two adjoining properties, RTZ’s “Rio Playas” and Cominecsa’s “La Zanja” are good examples of the style of mineralization.  In addition, a producing placer gold operation known as the “Santa Rosa placer operation” was recently located a few kilometres downstream from the Property boundary on the Catamayo River.

Known mineralization on the Nuevo Playas Property is hosted in a series of chalcedonic quartz-carbonate-breccia vein systems.  More than 20 vein systems have been identified and range up to 10 metres wide and 100 to 200 metres in length.  Gold values reported from very limited previous sampling are in the one to three grams per tonne range.  As these breccia veins are proximal to major porphyry copper deposits, it is likely that they are an epithermal, high level expression of a significant underlying mineralization system.

Permitting & Plant and Equipment

There has been no recent work undertaken in 2002, 2001 or 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.  Accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimates a net recoverable amount of equipment located in Ecuador of $25,000, at that time.  The Company has divested itself of its Ecuadorian holdings, “Canadamin S.A.” and Anglo Swiss International Holdings Inc. and anticipates a further write down of the equipment located in Ecuador if said equipment is not sold by year end 2003.

Encumbrances

The Company was not aware of any material encumbrances against Canadamin S.A.’s ownership of the Nuevo Playas Property during the period it was held.

Exploration – Recent Results

There has been no recent work undertaken in 2002, 2001 or 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

 Operating results

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2002 and prior, should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 15 of the financial statements of the Company, as well as “Material Differences between Canadian and U.S. Generally Accepted Accounting Principles”, below, set forth the significant measurement  differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company’s operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations.

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the fiscal year ended December 31, 2002, the Company was engaged in continued exploration of its gold properties in British Columbia and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

Fiscal Year ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001.

During the fiscal year ended December 31, 2002, the company recorded simple interest and sundry revenue of $90,546 compared to the year ended December 31, 2001 of $3,512.  The Company received $90,000 from a private company in return for the right to the timber on two crown granted claims.  The logging took place between May and October of 2002 and is now complete.

During the fiscal year ended December 31, 2002 expenses were $172,995 which compared favourably to previous years as the Company has been forced to conserve funds.  Expenses for the fiscal year ended December 31, 2001 were $693,622, which included a write-down of $467,390 for the mineral properties in Ecuador, excluding this charge expenses were $226,323. The Company has been unable to continue with the development of its properties in Ecuador.  Accordingly, the Company wrote down the related deferred costs to $25,000; the estimated net recoverable amount of equipment owned by the Company located in Ecuador.

Professional fees for the fiscal year ended December 31, 2002 were $23,331, compared to $23,600 for the fiscal year ended December 31, 2001. The Company has been stable over the last few years and expects that approximately $25,000 will be incurred annually for accounting, legal and audit fees, with the exception of any material events in future years.

Shareholders’ information and travel/promotion expenses were reduced to $23,001 for the fiscal year ended December 31, 2002, again reflecting the restraint placed on management to attend mining conferences and promotional activities during the sector decline. In the fiscal year ended December 31, 2001 a total of $45,999 was spent, this had been an average for the Company in previous years.

Filing fees for the fiscal year ended December 31, 2002 were $6,347, a result of basic costs associated with maintaining the TSX Venture Exchange listing.  Filing fees for the fiscal year ended December 31, 2001 were $19,165, which included a listing fee as the Company began trading on the TSX (formerly Canadian) Venture Exchange on October 1, 2001 and filing costs due to a private placement.

General exploration expenses for the fiscal year ended December 31, 2002 were $8,294 compared to $7,420 for the fiscal year ended December 31, 2001.  The bulk of exploration costs were incurred by Hampton Court Resources under the Joint Participation Agreement entered into during fiscal 2000.  The Company has no risk in losing any of its mineral claims as they are all in good standing up to 2006 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property .  The Company does have to incur approximately $15,000 to keep the placer claims located on the Blu Starr property in good standing during the current year.

The Company has over its more recent years advanced its properties through joint venture partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements.  The Company intends to continue to source a partner(s) for its Kenville and Blu Starr properties but may proceed on its own if it is successful in raising sufficient funds.

Consulting fees for the fiscal year ended December 31, 2001 totalled $57,000 compared to $72,000 for the 2001, 2000 and 1999 years.  Consulting fees were set at a maximum of $60,000 for management upon listing on the TSX Venture Exchange and the Company will follow their guidelines.   Consulting fees consist of fees for management services by Directors or Officers of the Company.

The net loss for the fiscal year ended December 31, 2002 was $82,995 or <$0.01per share as compared to a net loss for the fiscal year ended December 31, 2001 of $660,334 or $0.02 per share.  The Company also expects to incur a net operating loss for the fiscal year ended December 31, 2003.  The write-down of the mineral properties in Ecuador was responsible for the increase in the net loss for the year ended 2001, while the 2002 year was assisted by the $90,000 received for the timber logged.

Fiscal Year ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000.

During the fiscal year ended December 31, 2001, the company recorded interest and sundry revenue of $3,512 compared to the fiscal year ended December 31, 2000 of $7,161.

Expenses for the fiscal year ended December 31, 2001 were $697,134, which included a write-down of $467,390 for the mineral properties in Ecuador. After this charge the expenses were $229,744, comparable to $286,622 for the fiscal year ended December 31, 2000.  The Company has been unable to continue with the development of its properties in Ecuador. During the year ended December 31, 2000, the Company entered into a Formal Joint Participation Agreement with Hampton Court Resources, whereby Hampton Court could earn up to a 60% interest in the Catamayo River Property.  There has been no recent work undertaken on either the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.  Accordingly, the Company wrote down the related deferred costs to $25,000; the estimated net recoverable amount of equipment owned by the Company located in Ecuador.

Professional fees for the fiscal year ended December 31, 2001 were $23,600 compared to $28,864 for the fiscal year ended December 31, 2000. Shareholders’ information and travel/promotion expenses were $45,999 for the fiscal year ended December 31, 2001, and $37,464 for the fiscal year ended December 31, 2000.

Filing fees for the fiscal year ended December 31, 2001 were $19,165, which included a listing fee as the Company began trading on the Canadian Venture Exchange on October 1, 2001.  Filing fees for the fiscal year ended December 31, 2000 were $26,117, due to the fees associated with a 4,000,000 share private placement completed within that fiscal year.

General exploration expenses for the fiscal year ended December 31, 2001 were $7,420 compared to $11,375 for the fiscal year ended December 31, 2000.  The bulk of exploration costs were incurred by Hampton Court Resources under the Joint Participation Agreement entered into during fiscal 2000.  Hampton Court completed Phase I of the agreement by expending $250,000 on the evaluation of the Blu Starr Gemstone Property prior to May 1, 2001.  Hampton Court has at that time earned 10% of the Property and is continuing on with Phase II, which calls for an additional $250,000 to be spent by May 1, 2002.  Hampton Court has earned approximately 20% working interest in the Property to-date, pending joint review of the expenditures.

Consulting fees for the fiscal years ended December 31, 2001, 2000 and 1999 are $72,000 per year.  Consulting fees have remained consistent since listing of the Company’s common shares on the Montreal Exchange in 1996.  Consulting fees consist of fees for management services by Directors and Officers of the Company.  The Canadian Venture Exchange has accepted this remuneration during the listing application in 2001.

The net loss for the fiscal year ended December 31, 2001 was $660,334 or $0.02 per share as compared to a net loss for the fiscal year ended December 31, 2000 of $254,087 or $0.01 per share.  The Company also expects to incur a net operating loss for the fiscal year ended December 31, 2002.  The write-down of the mineral properties in Ecuador was responsible for the increase in the net loss for the year ended 2001.

Fiscal Year ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999.

During the fiscal year ended December 31, 2000, the company recorded interest and sundry revenue of $7,161 compared to the fiscal year ended December 31, 1999 of $813.

Expenses for the fiscal year ended December 31, 2000 were $286,622, slightly lower than the  $289,610 for the fiscal year ended December 31, 1999.  The year ended December 31, 2000 included the first time charge of  $60,000 due to the B.C. corporate capital tax.  Otherwise the expenses were decreased due to lower administrative expenses for the fiscal year ended December 31, 2000 of $41,826, compared to $67,717 for the fiscal year ended December 31, 1999.

Professional fees for the fiscal year ended December 31, 2000 decreased to $28,864 from $45,906 for the fiscal year ended December 31, 1999, as well as shareholders’ information and travel/promotion expenses of $37,464 for the fiscal year ended December 31, 2000, compared to $60,545 for the fiscal year ended December 31, 1999.  Filing fees for the fiscal year ended December 31, 2000 increased by $15,610 to $26,117, compared to $10,507 for the fiscal year ended December 31, 1999, due to the listing of the 4,000,000 share private placement completed within the fiscal year.

General exploration expenses for the fiscal year ended December 31, 2000 were $11,375 compared to $14,126 for the fiscal year ended December 31, 1999.  Consulting fees for the fiscal years ended December 31, 2000, 1999 and 1998 are $72,000 per year.  Consulting fees have remained consistent since listing of the Company’s common shares on the Montreal Exchange.  Consulting fees consist of fees for management services by Directors and officers of the Company.

The net loss for the fiscal year ended December 31, 2000 was $254,087 or $0.01 per share as compared to a net loss for the fiscal year ended December 31, 1999 was $289,610 or $0.01 per share.

B.

Liquidity and Capital Resources

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2002, the Company was engaged in continued exploration of its gold properties in British Columbia and Ecuador and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  Based on its existing working capital, which is deficient at December 31, 2002, the Company expects to require additional financing for the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management reviews annually the carrying value of the Company’s interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.  The Company has been unable to continue with the development of its properties in Ecuador since 2000.  Accordingly, the Company wrote down the related deferred costs of $467,390 to $25,000 in 2001, the estimated net recoverable amount of equipment owned by the Company in Ecuador.

The Company has not performed any major exploration on the Kenville Mine Property since the downturn in the mining industry, which began in late 1997.  The Company has maintained the property with a caretaker on-site throughout the last four years.   The majority of the property is crown granted land; while the 10 staked mineral claims that partially comprise the Kenville Mine Property are in good standing through 2006.

The current increase in the price of gold to over $US300 per ounce and an overall improvement in the mining sector h a s presented an opportunity for management to pursue a strategic joint venture partner to continue exploration of the Kenville Mine property. A well-funded partner is being sourced to continue exploration and management is cautiously optimistic of securing a suitable partner ..

At December 31, 2002, the Company has a working capital deficiency of $255,443 and, without a source of funding, will be unable to meet its obligations as they fall due.  In addition, the Company will require additional financing to complete the exploration of its mineral properties.  Management is pursuing a private placement to fund general administrative expenses and joint venture partners for its Kenville gold project, with the hope of recommencing small-scale production at the site.  While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. Accordingly, there is substantial doubt about the ability of the to continue as a going concern.

If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company’s mineral exploration activities, the Company will be forced to further curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success for failure of its exploration programs on its properties.

Fiscal Year ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001.

As at December 31, 2002 the Company’s current assets totalled $15,614 compared to $54,889 at December 31, 2001.  This decrease is due to the general and administrative expenses incurred over the year while not raising any additional funds through the sale of its common shares through private placements.  During this same period the Company’s total liabilities increased to $271,057 from $235,452 as accounts payable were accrued to insiders.  Included in accounts payable is $157,439 (2001 - $111,939) due to directors, organizations controlled by directors and a law firm in which a director is a partner of the firm.  Corporate capital taxes payable is $75,300, which includes principal and interest for the 1998 to 2001 years and is no longer an ongoing expense other than interest accruals.

During the year ended December 31, 2002, there were no payables reversed while amounts of $36,800 and $18,399 of accounts payable and accrued liabilities were reversed in the year ended December 31, 2001. These amounts, which related to past services, were reversed as management is of the opinion that the Company does not have any liability in respect of these past services.

The Company’s working capital deficiency increased to $255,443 at the year ended December 31, 2002, from a deficit of $180,553 for the year ended December 31, 2001.  Share capital as at December 31, 2002 was $11,224,585 compared to the previous year-end of $11,185,585, up $39,000 due to a small private placement booked in 2002.

The Company’s largest cash outflow continues to be the ongoing general and administrative expense of $173,451 and $229,744 for years ended December 31, 2002 and 2001, respectively.  The recent improvement in the gold/metals mining industry has created an opportunity for management to source a partner(s) to continue exploration of the Kenville and Blu Starr properties and possibly secure a financing.

Fiscal Year ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000.

As at December 31, 2001 the Company’s current assets totalled $54,889 compared to $202,611 at December 31, 2000.  This decrease is due to the general expenses incurred over the year while not raising any additional funds through the sale of its common shares through private placements.  During this same period the Company’s total liabilities were decreased to $235,452 from $456,616 as accounts payable were paid down and management’s debt of $216,370 was settled by the issuance of 1,803,082 common shares at $0.12 per share.

During the year ended December 31, 2001, amounts of $36,800 (2000-$32,535) and $18,299 (2000-$28,814) of accounts payable and accrued liabilities were reversed, and credited to net loss and mineral properties, respectively.  These amounts, which related to past services, were reversed as management is of the opinion that the Company does not have any liability in respect of these past services.

The Company’s working capital deficiency improved marginally to $180,553 at year end December 31, 2001, from a deficiency of $254,005 for the year ended December 31, 2000.  As at December 31, 2001 the Company’s total assets were reduced to $3,946,930 from $4,573,058 at December 31, 2000.  This decrease resulted from the write-down of the mineral properties in Ecuador and general expenses incurred during the year.

Share capital as at December 31, 2001 was $11,185,585 compared to the previous year end of $10,969,215, up $216,300 due to a debt settlement at $0.12 per share.

The Company’s largest cash outflow continues to be the ongoing general and administrative expense of $229,744 and $286,622 for years ended December 31, 2001 and 2000, respectively.  Management has successfully sourced a joint venture partner on the Blu Starr Gemstone Property and is currently sourcing a partner for the Kenville Mine Property.  The recent improvement in the gold/metals mining industry has created an opportunity for management to source a partner to continue exploration of the Kenville Mine, which has been under care and maintenance since the end of 1998.

Material Differences between Canadian and United States Generally Accepted Accounting Principles

The Company prepares its consolidated financial statements in accordance with accounting principals generally accepted in Canada (Canadian GAAP), which differs in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Resource property and exploration costs

For U.S. GAAP purposes, the Company expenses exploration costs incurred to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.  The capitalized costs of such properties are assessed, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings (loss) for the fiscal year ended December 31, 2002 would have been ($2,492,566) and for the fiscal years ended December 31, 2001 and 2000 would have been ($252,747) and ($313,024), respectively.  For US GAAP purposes the Company has effective December 31, 2002 expensed $2,409,571 being the acquisition and exploration costs relating to unproven mineral p roperties.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Directors and Senior Management	Principal Occupation	Date Appointed to the Board	Common Shares Owned
Leonard R. Danard Vancouver, British Columbia Chief Executive Officer, President and Director	Chief Executive Officer and President of the Company	December 14, 1992	3,950,066
Leroy R.T. Wolbaum Nelson, British Columbia Director	Businessman; Director of several public companies	August 30, 1993	1,549,020
Christopher C. Robbins White Rock, British Columbia Vice President and Director	Vice President of the Company; Businessman	November 25, 1994	2,111,138

Leonard  R. Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 54 years old.

Christopher C. Robbins

Mr. Robbins is a director and Vice President of the Company.  He has been a director since November 25, 1994 and vice-presient since June of 1999.  He has business experience in public relations, corporate governance and financing for over 20 years, both in private and public sectors.  Before his involvement with Anglo Swiss, Mr. Robbins was a consultant to a telecommunications firm, which also went public.  Mr. Robbins is 44 years old.

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville and Blu Starr properties.  Mr. Wolbaum has extensive experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 59 years old.

B.

Compensation

During the fiscal year ended December 31, 2002 , the Company paid a total  $ 57,000 in cash compensation to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2002 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers. The following fairly reflects all material information regarding compensation paid to the Company’s executive officers, which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has three executive officers: Len Danard, President; Chris Robbins, Vice President; and Brian Canfield, Corporate Secretary (the “Named Executive Officers”).  Mr. Canfield is a lawyer who practices in Vancouver, British Columbia.

The following table, if required, sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2002, 2001, and 2000, in respect of the individuals who were, at December 31, 2002 , the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options granted (#)(2) (f)	Restricted Shares or Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Len Danard President and CEO	2002 2001 2000	30,000 45,000 45,000	Nil Nil Nil	Nil Nil Nil	1,750,000 1,350,000 1,350,000	n/a n/a	n/a n/a	Nil Nil
Chris Robbins Vice President	2002 2001 2000	27,000 27,000 27,000	Nil Nil	Nil Nil	1,650,000 1, 2 00,000 1, 2 00, 0 00	n/a n/a	n/a n/a	Nil Nil
Brian Canfield Secretary	2002 2001 2000	Nil Nil Nil	Nil Nil	Nil Nil	800,000 800,000	n/a n/a	n/a n/a	Nil Nil

(1)

Fiscal years ended December 31 , 2002, 2001, and 2000 .

(2)

Indicates options granted in each of the fiscal periods down.

Option Grants in Last Fiscal Year

The following table, if required, sets forth stock options granted during the fiscal year ended December 31, 2002 to the Named Executive Officers and one Director:

There were 1,000,000 stock options granted during the fiscal year ended December 31, 2002 to the following three directors ..

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Len Danard	Director	Yes	400,000	$0.10	01/23/2007	NIL
Chris Robbins	Director	Yes	400,000	$0.10	01/23/2007	NIL
Leroy Wolbaum	Director	Yes	200,000	$0.10	01/23/2007	NIL

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

The Named Executive Officers did not exercise any stock options during the fiscal year ended December 31, 2002.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, ( $0 – 2002, $4,331 - 2001 , 2000 - $13,893) was paid to the law firm where Brian Canfield (corporate secretary of the Company) works, for legal services rendered during the last completed fiscal year.

The following table, if required, sets forth stock options granted by the Company during the fiscal year ended December 31, 2002 to directors who are not Named Executive Officers of the Company.

Not Required.

The following table, if required, sets forth detail of all exercises of stock options during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Not required as no options have been exercised in the last five reporting years.

C.

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Len Danard has been a director, President and the Chief Executive Officer of the Company since December 14, 1992.  Leroy Wolbaum has been a director of the Company since August 30, 1993.  Chris Robbins has been a director of the Company since November 25, 1994 and Vice President of the Company effective June 25, 1999.  Brian Canfield has been a director and Corporate Secretary of the Company since June 25, 1999 , Mr. Canfield resigned as a director on January 9, 2003.

The Company currently does not have three independent directors to serve as an Audit Committee.  The Board of Directors, with the recommendations of its auditors, PricewaterhouseCoopers LLP, in effect serve as an Audit Committee.    The Board of Directors  reviews the audited financial statements of the Company and liaises with the Company’s auditors and makes recommendations whether or not to approve such statements.  At the request of the Company’s auditors, the Board of Directors  convenes a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended December 31, 2002 the Company had no employees.  The Joint Participation Agreements on the Blu Starr Property in British Columbia and on the Catamayo River Property in Ecuador, entered into during the year ended 2000, required the partner to hire and manage employees as part of their contractual earn in, relieving the Company of this responsibility.

 E.

Share Ownership

See Item 6.A Directors, Senior Management and Employees – Directors and Senior Management for a summary of all common shares of the Company held by the directors and senior management.

The following table sets forth a summary of the details of all options to purchase shares of the Company held by directors and senior management.

Optionee	Shares Under Option	Exercise Price	Date of Expiry
Len Danard Director	400,000 600,000 750,000	$0. 10 $0.25 $0.21	January 23 , 200 7 December 18, 2003 March 21, 2005
Chris Robbins Director	4 00,000 500,000 750,000	$0. 10 $0.25 $0.21	January 23 , 200 7 December 18, 2003 March 21, 2005
Leroy Wolbaum Director	200,000 400,000 500,000	$0. 10 $0.25 $0.21	January 23 , 200 7 December 18, 2003 March 21, 2005
Brian Canfield Secretary	200,000 350,000 250,000	$0.68 $0.25 $0.21	February 2, 2004 June 25, 2004 March 21, 2005
TOTAL	5,300,000

  Consultants and employees of the Company hold an aggregate of 1,200,000 options to purchase shares between  $ 0.10 and $0.68 per share; the options expire on various dates between March 26, 2004 through February 17, 2008 ..

Amended and Restated Stock Option Plan

In May 1999, the Board of Directors approved of an amended and restated stock option plan (the “Amended Plan”) to replace the 1997 Stock Option Plan.  The Amended Plan is substantially in the same form as the 1997 Stock Option Plan, except that it permits a total number of Company Common Shares that may be granted as options to 7,000,000 Company Common Shares rather than 3,500,000.  On June 25, 1999, shareholders of the Company approved of the Amended Plan.

The Amended Plan provides for the granting of options to purchase Company Common Shares to those Directors, officers, employees and consultants of the Company who are responsible for the management, growth and success of the Company that are designated by the Board of Directors (the “Eligible Persons”), in order to provide a strong incentive for the future growth and success of the Company.

The Amended Plan provides that the Directors may grant options to purchase Company Common Shares to Directors, officers, employees and consultants (the “Optionees”) of the Company and its subsidiaries on terms that the Directors may determine within the limitations set forth in the Amended Plan.

The Board has the ability, subject to the provisions of the Amended Plan, to designate Eligible Persons, and to determine the time or times when options will be granted, the number of Company Common Shares for which any option may be granted, the option exercise price at which Company Common Shares may be purchased under any option, the conditions, if any, to be satisfied before any option may be exercised and the expiry date of any option and enter into an option agreement evidencing each option which will incorporate such terms as the Board in its discretion deems consistent with the Amended Plan.

Options may be granted under the Amended Plan for any term as determined by the Directors, but will not exceed 10 years from the date of grant.   Options granted under the Amended Plan will become vested under the applicable regulatory guidelines.

The expiration of any option is accelerated if the optionee’s employment or other relationship with the Company terminates for any reason.  The Amended Plan provides in most cases that the Optionee has 90 days from they date of such event to exercise all existing options.

No option may be granted under the Amended Plan if it would result in the Optionee holding options or rights to acquire in excess of 5% of the issued and outstanding Company Common Shares.

The exercise price of an option is set by the Board of Directors at the time of grant, based upon an average of the daily high and low board lot trading prices at which Company Common Shares traded on the TSX Venture Exchange for the 10 trading days preceding the date of grant.  Payment of the exercise price of an option may be made in full by cash, bank draft or certified cheque.  The Amended Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of Company Common Shares.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.

Major Shareholders

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or any foreign government.

As at June 2, 2003 and except for the officers and directors as a group (as summarized in Item 6.E Directors, Senior Management and Employees – Share Ownership), the Company is aware of the following persons or groups of persons which are registered as owning more than 10% of the Company’s issued and outstanding common shares.

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	CDS & Co.	25,974,684	57.9
Common Shares	Cede & Co.	7,179,197	16.0

(1) No officer or director individually owns or controls more than 10% of the Company’s shares.

The total number of common shares owned, directly or indirectly, by officers and directors of the Company as a group, are as follows:

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	Officers and Directors as a group	7,650,224	17.1

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 2, 2003 there were 44,825,688 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 3014 registered holders of the Company’s common shares resident in the United States, holding an aggregate 7,899,881 common shares.  This number represents approximately 17.6%  of the total issued and outstanding common shares of the Company as at June 2, 2003 ..

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2002 , or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

 key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is not requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2002 which contain an Audit Report dated May 9, 2003 , Balance Sheets as of December 31, 2002 and 2001, Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2002, 2001, and 2000 statements of Cash flows for the Fiscal Years Ended December 31, 2002, 2001, and   2000 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F .

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange, (formerly known as the CDNX) until May 31, 2003 , for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 200 3 April 200 3 March 200 3 February 200 3 January 200 3 December 200 2	0.09 0.0 85 0.0 9 0.1 0 0. 05 0. 04	0.0 5 0.0 5 5 0.06 0.0 3 0.0 4 0.0 3
200 2 Fourth Quarter Third Quarter Second Quarter First Quarter	0. 05 0. 07 0. 09 0. 13	0.0 2 0. 03 0. 04 0. 06
2001 Fourth Quarter Third Quarter Second Quarter First Quarter	0.12 0.15 0.22 0.24	0.04 0.08 0.11 0.14
2000	0.50	0.10
1999	0.91	0.11
1998	0.50	0.19

The closing price of the Company’s common shares on the TSX Venture Exchange, on June 2, 2003 was $0. 05 ..

The high and low sale prices (US$) for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 200 3 April 200 3 March 200 3 February 200 3 January 200 3 December 200 2	0. 08 0. 06 0.0 75 0. 07 0. 07 0. 08	0.04 0.04 1 0.0 40 0.0 12 0. 12 0. 12
200 2 Fourth Quarter Third Quarter Second Quarter First Quarter	0. 08 0. 05 0. 05 0. 08	0. 012 0. 025 0. 03 0. 045
200 1 FourthQuarter Third Quarter Second Quarter First Quarter	0. 07 0. 08 0. 17 0. 17	0. 04 0. 06 0. 08 0. 10
2000	0.32	0.063
1999	0.63	0.075
1998	0.33	0.15

The closing price of the Company’s common shares on the Over The Counter Bulletin Board on June 2, 2003 was US$0. 06 ..

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

Issuance and trading of the Company’s common shares is currently governed in Canada by the Company Act (British Columbia) and the Securities Act of each of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia.

Principal Non-U.S. Trading Market

On May 1, 2002 the Canadian Venture Exchange (the “CDNX”) changed its name to the TSX Venture Exchange.  On October 1, 2001 the Company’s shares began trading on the CDNX, subsequent to an agreement negotiated between the CDNX and the Montreal Exchange whereby, as approved by the regulatory authorities, the Montreal Exchange ceased operations as an equity exchange.  On August 22, 1996 ASII received a conditional listing for its shares to be called for trading on the Montreal Exchange in Quebec, Canada.  The shares were called for trading on October 18, 1996 under the trading symbol “ASW”.  Upon commencement of trading on the Montreal Exchange, ASII’s shares were delisted from the Canadian Dealing Network of Toronto, Ontario, Canada where they had been listed under the symbol “ASWC” since May 17, 1995.  Upon shareholder approval of the Reorganization held November 24, 1997, the Company Common Shares were listed for trading on December 9, 1997 in substitution for ASII Common Shares under the same trading symbol “ASW” where they continue to trade.

Principal U.S. Trading Market

The Company’s shares also currently trade on the  Over The Counter Bulletin Board (“OTC BB”) under the symbol “ASWRF”.  On April 25, 1994, ASII’s trading symbol was changed to “ASWCF” and subsequently to “ASWC” on December 13, 1994.  The Company’s trading symbol was once again changed on January 26, 1999 to “ASWRF” as a result of the Reorganization.

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company was incorporated under the laws of Canada on June 27, 1995 under the name 3160157 Canada Ltd. as a wholly-owned subsidiary of Anglo Swiss Industries Inc. (“ASII”).  On July 12, 1995, it changed its name to “Canadian Sapphire Corporation”.  On October 8, 1997 it was continued as “Anglo Swiss Resources Inc.” under the Company Act. The continuance was implemented to repatriate the Company as a British Columbia company as the majority of its direct business operations are located in that province.  As a result of the Reorganization, holders of ASII Common Shares automatically became holders of Company Common Shares and the Company automatically became the holder of all the outstanding ASII Common Shares.  This resulted in the Company becoming the new parent company of the Anglo Swiss group of companies.  The consolidated financial statements of the Company are, in effect, the same as the consolidated financial statements of ASII would appear, if the Reorganization had not taken place.

With respect to directors, the Articles of the Company provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company, or who holds any office or possesses any Property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act and shall abstain from voting in respect thereof. This prohibition does not apply to:

(a)

any such contract or transaction relating to a loan to the company, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b)

any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;

(c)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(d)

determining the remuneration of the directors;

(e)

purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(f)

the indemnification of any director by the Company.

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the Property and assets of the Company (both present and future). Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution. A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholder of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company may provide and not being less than 21 days’ notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement in the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders. Holders of common shares are not entitled to pre-emptive rights. Holders of common shares are entitled, rateably, to the remaining Property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company. There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments. There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective .holder of securities of the Company as a result of such shareholder owning a substantial number of shares. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

The Company is required to give its registered shareholders not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period. In addition, the Company is obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting. The Company then delivers, in bulk, proxy-related materials in amounts specified by the intermediaries. No shares of the Company owned by registrants or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares. Such ultimate beneficial owner must then deliver a proxy to the Company within the time limited by the Company for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Securities legislation in the Company’s home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

The Company has not completed any contracts other than ordinary course of business during the last two fiscal years.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See Item 10.E Additional Information – Taxation below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. Once the completed notice has been filed, a receipt bearing the certified date will be issued to the non-Canadian investor. The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received. An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place. Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received. Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that investment is likely to be of net benefit to Canada. If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period. Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada. If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada. The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the nonCanadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment. To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries. Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Act.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.

direct acquisitions of control of Canadian businesses with assets of $218,000,000 or more by a WTO investor;

3.

indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be re-viewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying an the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report. This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada-U. S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian Property” to the holder thereof. The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian Property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his the Company shares treated as taxable Canadian Property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below. Shares of the Company may also be taxable Canadian Property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged Property that was taxable Canadian Property for shares of the Company.

Where the non-resident holder realizes a capital gain on a disposition of the Company shares that constitute taxable Canadian Property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real Property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are Property substituted for Property that was owned at that time, or

(c)

the shares formed part of the business Property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. This discussion assumes that U.S. holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ,ordinary assets and not capital assess and arty other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein. Holders and prospective holders should therefore consult with heir own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly an a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U. S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax proposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokerdealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U. S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holders United States Federal income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U. S. Holders of the Company’s common shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any Property received, and (ii) the shareholder’s tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S.$3,000 a year (U.S.$1,500 in the case of a married individual filing separately). For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(3i)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%). Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U. S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax as such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U. S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U. S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any Property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 , during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. At present, the functional currency of the Company is the Canadian dollar. Based on the Company’s overall exchange rate risk as at December 31, 2002 , the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure. The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”) ) are effective to ensure that the information required to be disclosed by the Company in reports th a t it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.

[RESERVED]

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 15 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 10 8 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit 99.1

Certification of Chief Executive Officer pursuant to 18 U.S.C.99.1

Page Number

 Section 1350, as adopted pursuant to Section 906 of the

 Sorbanes-Oxley Act of 2002                                                                             E99.1

Exhibit 99.2

Certification of Chief Financial Officer pursuant to 18 U.S.C.99.2

 Section 1350, as adopted pursuant to Section 906 of the

Sorbanes-Oxley Act of 2002                                                                               E99.2

Exhibit No.	Description of Document	Page Number
The following documents are contained in the Company’s Form 20-F filing for the year ended December 31, 1999 and are hereby incorporated by reference in their entirety.
4.1.	Blu Starr Joint Participation Agreement	N/A
4.2	Catamayo Joint Participation Agreement	N/A

Anglo Swiss Resources Inc.

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

May 9, 2003

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company in accordance with Canadian generally accepted accounting principles and including a reconciliation to United States generally accepted accounting principles have been prepared by management and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the United States and their report follows.

(signed) Len Danard

(signed) Chris Robbins

Len Danard

Chris Robbins

President and Chief Executive Officer

Vice-President

Independent Auditors’ Report

To the Shareholders of

Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. as at December 31,2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

May 9, 2003

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 9, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

May 9, 2003

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002 $	2001 $
Assets

Current assets
Cash and cash equivalents	10,906	45,383
Accounts receivable	4,494	7,496
Prepaids	214	2,020

	15,614	54,899

Reclamation bond (note 3)	14,800	14,800

Fixed assets (note 4)	994,957	998,030

Mineral properties (note 5)	2,874,169	2,879,201

	3,899,540	3,946,930
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11(a))	271,057	235,452

Shareholders’ Equity

Capital stock (note 6)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
44,825,688 (2001 - 44,500,688) common shares	11,224,585	11,185,585

Shares allotted and paid - not yet issued (note 6(c))	-	39,000

Contributed surplus	106,316	106,316

Deficit	(7,702,418)	(7,619,423)

	3,628,483	3,711,478

	3,899,540	3,946,930
Going concern (note 1)

Approved by the Board of Directors

                       (signed) Len Danard            Director                              (signed) Leroy Wolbaum               Director

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $

Expenses (recovery)
Interest and sundry revenue	(90,456)	(3,512)	(7,161)
Administrative	44,963	44,111	101,826
Consulting fees (note 11(b))	57,000	72,000	72,000
Depreciation	3,073	3,930	5,229
Filing fees	6,347	19,165	26,117
General exploration	8,294	7,420	11,375
Interest	1,293	3,353	2,935
Professional fees	23,331	23,600	28,864
Shareholders’ information	13,795	36,160	19,461
Transfer agent fees	6,149	7,769	7,973
Travel and promotion	9,206	9,839	18,003
Bad debts expense	-	5,909	-
Writedown of mineral properties (note 5)	-	467,390	-

	82,995	697,134	286,622

Reversal of accounts payable and accrued liabilities (note 10)	-	(36,800)	(32,535)

Loss for the year	(82,995)	(660,334)	(254,087)

Deficit - Beginning of year	(7,619,423)	(6,959,089)	(6,705,002)

Deficit - End of year	(7,702,418)	(7,619,423)	(6,959,089)

Weighted average number of shares outstanding	44,812,146	43,073,249	40,989,843

Basic and diluted loss per share	(0.00)	(0.02)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $

Cash flows from operating activities
Loss for the year	(82,995)	(660,334)	(254,087)
Items not affecting cash
Depreciation	3,073	3,930	5,229
Reversal of accounts payable and accrued liabilities	-	(36,800)	(32,535)
Writedown of resource properties	-	467,390	-

Changes in non-cash working capital
Accounts receivable	3,002	8,770	1,733
Prepaids	1,806	772	1,839
Accounts payable and accrued liabilities	35,605	50,305	(89,499)

	(39,509)	(165,967)	(367,320)

Cash flows from financing activities
Net proceeds from the issuance of capital stock	-	39,000	600,000

Cash flows from investing activities
Mineral property (expenditures) recoveries - net	5,032	(11,203)	(58,937)

(Decrease) increase in cash and cash equivalents	(34,477)	(138,170)	173,743

Cash and cash equivalents - Beginning of year	45,383	183,553	9,810

Cash and cash equivalents - End of year	10,906	45,383	183,553

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Going concern

At December 31, 2002, the company has a working capital deficiency of $255,443 and, without a source of funding, will be unable to meet its obligations as they fall due. In addition, the company will require additional financing to complete the exploration of its mineral properties. Management is pursuing a private placement to fund general administrative expenses and joint venture partners for its Kenville gold project, with the hope of recommencing small-scale production at the site. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern.

The company is in the process of exploring its gold and gem stone properties in Canada. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title in the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 15.

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Anglo Swiss International Holdings Inc. (a Cayman Island company) and Compania Minera Canadamin S.A. (an Ecuadorian company) for the years ended December 31, 2000 and 2001. The subsidiary companies were dissolved in 2002.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Fixed assets

Fixed assets are recorded at cost and are depreciated over their estimated useful lives of 3 to 10 years using the declining-balance method, net of estimated salvage values.

Mineral properties

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred until the property to which they relate is placed into production, sold or abandoned or becomes impaired. Option or other payments received in respect of property interests are applied to reduce the carrying value of the properties. The carrying values of mineral properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows.

The company regularly reviews the carrying values of its resource properties to consider whether there are any conditions that may indicate impairment. Where estimates of future cash flows are available, a reduction in the carrying value is recorded to the extent the net book value of the investment exceeds the future cash flows.

Where estimates of future cash flows are not available and where information such as exploration results or other information suggest an impairment has occurred, management assesses if the carrying value can be recovered.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period except for items related to assets and liabilities translated at historical exchange rates.

Reclamation

When reasonably determinable, provisions will be made for future removal and site restoration costs, net of expected recoveries, in a rational and systematic manner by charges to income.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors when the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options (note 7).

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Reclamation bond

The company holds a reclamation bond of $14,800 with the Bank of Montreal to satisfy certain performance obligations associated with the exploration of the Kenville property. The investment earns interest at the market rate.

Fixed assets

	2002

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment (note 5(a))	1,090,003	105,559	984,444
Office equipment	27,306	22,284	5,022
Motor vehicles	15,000	9,509	5,491

	1,132,309	137,352	994,957

	2001

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment (note 5(a))	1,090,003	105,559	984,444
Office equipment	27,306	21,161	6,145
Motor vehicles	15,000	7,559	7,441

	1,132,309	134,279	998,030

Mine plant and equipment were not depreciated in 2002 or 2001 as the equipment had not been used.

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $

Kenville (a)
Balance - December 31, 2000	1,595,596	-	1,595,596
Reversal of accrued exploration expenditures	(18,299)	-	(18,299)

Balance - December 31, 2001	1,577,297	-	1,577,297
Option payment received	(15,000)	-	(15,000)

Balance - December 31, 2002	1,562,297	-	1,562,297

Blu Starr (b)
Balance - December 31, 2000	812,306	453,395	1,265,701
Expenditures	-	11,203	11,203

Balance - December 31, 2001	812,306	464,598	1,276,904
Expenditures	-	9,968	9,968

Balance - December 31, 2002	812,306	474,566	1,286,872

Catamayo River (c)
Balance - December 31, 2000	56,717	415,790	472,507
Writedown	(31,717)	(415,790)	(447,507)

Balance - December 31, 2001	25,000	-	25,000

Balance - December 31, 2002	25,000	-	25,000

Neuvos Playas (d)
Balance - December 31, 2000	16,883	3,000	19,883
Writedown	(16,883)	(3,000)	(19,883)

Balance - December 31, 2001	-	-	-

Balance - December 31, 2002	-	-	-

Total mineral properties - December 31, 2001	2,414,603	464,598	2,879,201

Total mineral properties - December 31, 2002	2,399,603	474,566	2,874,169

a)

Kenville, Canada

The Kenville mineral property together with certain plant and equipment (note 4) is located near Nelson, British Columbia and operated as a gold mine from June to December 1992 whereupon operations were terminated due to insufficient working capital and the mine was placed on a care and maintenance basis. During the year ended May 31, 1997, the company wrote down the plant and equipment to the present carrying value.

The company is planning to use the plant and equipment for the processing of high grade gold deposits from Kenville and extraction and processing of surface gemstones from Blu Starr for use in jewellery manufacturing. The company is seeking joint venture participation to expand the underground reserves with the possibility of bringing the mine back into production if there is a sustained improvement in the gold price.

During 2002, the company entered into an option agreement and received a $15,000 deposit. Management terminated the agreement on December 2002, due to non-performance by the optionee.

b)

Blu Starr, Canada

The company owns a number of gemstone mineral claims collectively known as the Blu Starr property, located near Nelson and Slocan, British Columbia. In relation to 174 claims, the prior vendors retained a 1.5% net smelter return on any future non-gemstone production. In relation to another 14 claims, the vendors retained a 3.5% net royalty on gemstone production and a 2% net smelter return on any future metal production.

During the year ended December 31, 2000, the company entered into a letter of intent to enter into Formal Joint Participation Agreements with Hampton Court Resources Inc. (HCR), whereby HCR could earn an interest in the Blu Starr property by completing certain exploration expenditures:

At December 31, 2002, HCR has earned a 10% interest in the property, a further 10% interest is currently in dispute. Subsequent to year-end, HCR allowed the Joint Participation Agreement to lapse.

c)

Catamayo River, Ecuador

During 2001, the company decided not to direct its resources to further exploration on this property. Accordingly, the company wrote down the related deferred costs to $25,000, the estimated net recoverable amount of equipment located at the site.

d)

Neuvos Playas, Ecuador

During 2001, the company decided not to conduct further exploration on this property and accordingly, wrote-off the related deferred costs amounting to $19,883.

Capital stock

	Common shares	Amount $

Balance - December 31, 1999	38,697,606	10,369,215

Issued for cash
Private placement (a)	4,000,000	600,000

Balance - December 31, 2000	42,697,606	10,969,215

Issued for settlement of debt (b)	1,803,082	216,370

Balance - December 31, 2001	44,500,688	11,185,585

Issue of previously allotted shares (c)	325,000	39,000

Balance - December 31, 2002	44,825,688	11,224,585

a)

During the year ended December 31, 2000, the company made a private placement to HCR consisting of 3,333,333 units at $0.15 per unit for proceeds of $500,000. Each unit consisted of one share and one share purchase warrant exercisable into a common share in the company at an exercise price of $0.20 per share until April 24, 2001 and $0.25 per share thereafter until April 25, 2002.

In addition, the company issued 666,667 units to another party under the same terms for proceeds of $100,000.

b)

During the year ended December 31, 2001, the company issued 1,803,082 shares at $0.12 in settlement of $216,370 in accounts payable owed by the company to related parties.

c)

During the year ended December 31, 2001, the company announced a private placement consisting of 325,000 units at $0.12 per unit for proceeds of $39,000. Each unit consists of one share and one share purchase warrant exercisable into a common share in the company at an exercise price of $0.15 per share until January 14, 2003 (note 8). These units were allotted and paid at December 31, 2001, but were issued on January 14, 2002.

Stock options

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to eligible directors and employees of the company, up to a maximum of 7,000,000 common shares. Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years at an exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for ten days prior to the grant or the closing price of the company’s common shares on the day the options are granted. Options vest under regulatory guidelines.

During the years ended December 31, 2002, 2001 and 2000, the change in stock options outstanding is as follows:

		2002		2001		2000

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding - Beginning of year	6,000,000	0.28	7,000,000	0.29	3,325,000	0.37
Granted	1,000,000	0.10	-	-	3,675,000	0.21
Forfeited	(825,000)	0.23	(1,000,000)	0.31	-	-
Expired	(800,000)	0.50	-	-	-	-

Options outstanding and exercisable - End of year	5,375,000	0.22	6,000,000	0.28	7,000,000	0.29

At December 31, 2002, the following stock options are outstanding and exercisable:

Outstanding options	Exercise price $	Expiry date	Remaining contractual life (years)

1,500,000	0.25	December 18, 2003	1.00
200,000	0.68	February 2, 2004	1.18
50,000	0.42	March 26, 2004	1.00
350,000	0.28	December 18, 2004	2.00
2,250,000	0.21	March 21, 2005	3.00
25,000	0.25	March 28, 2005	3.35
1,000,000	0.10	January 23, 2007	4.10

5,375,000

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The company granted 1,000,000 stock options to directors in 2002. The fair value of these options was $80,594. As permitted under the standard, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

2002 $

Loss for the year
As reported	82,995
Compensation expense	80,594

Pro forma	163,589

Basic and diluted loss
As reported	0.00
Pro forma	0.00

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Expected dividend yield	nil
Average risk-free interest rate	3.20%
Expected life	5.0 years
Expected volatility	112%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

During the years ended December 31, 2002, 2001 and 2000, the change in warrants outstanding was as follows:

	2002		2001		2000

	Number of warrants	Exercise price $	Number of warrants	Exercise price $	Number of warrants	Exercise price $

At January 1	4,000,000	0.20	4,000,000	0.20	460,000	0.30
Granted	325,000	0.15	-	-	4,000,000	0.20
Exercised	-	-	-	-	-	-
Expired	(4,000,000)	0.20	-	-	(460,000)	0.30

At December 31	325,000	0.15	4,000,000	0.20	4,000,000	0.20

The 325,000 warrants outstanding at December 31, 2002 were exercisable at $0.15 until expiry on January 14, 2003. Subsequent to the year-end, they expired unexercised.

Income taxes

a)

The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2002	2001	2000

Statutory tax rate	39.62%	44.62%	45.62%

	$	$	$

Loss for the year	(82,995)	(660,334)	(2,541,087)

Provision for income taxes based on statutory rates	32,883	294,641	115,914
Losses for which an income tax benefit has not been recognized and other	(32,883)	(294,641)	(115,914)

	-	-	-

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31, are as follows:

	2002 $	2001 $

Capital and non-capital loss carry-forwards	621,699	749,186
Fixed assets and resource properties	138,537	165,476

Total future tax assets	760,236	914,662
Valuation allowance for future tax assets	(760,236)	(914,662)

Net future tax assets	-	-

c)

The company estimates that it has approximately $1.7 million in non-capital losses, expiring between 2003 and 2009, to reduce future taxable income in Canada. The realization of income benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Reversal of accounts payable and accrued liabilities

During the year ended December 31, 2001, amounts of $36,800 and $18,299 of accounts payable and accrued liabilities were reversed, and credited to net loss and mineral properties, respectively. These amounts, which related to past services, were reversed as management was of the opinion that the company does not have any liability in respect of these past services.

Related party transactions

a)

Included in accounts payable and accrued liabilities is $157,439 (2001 - $111,939) due to directors, organizations controlled by directors and a law firm in which a director is a partner of the firm.

b)

The company incurred consulting fees of $57,000 (2001 - $72,000; 2000 - $72,000) for management services provided by directors and officers or organizations controlled by such parties.

c)

The company also incurred legal fees of $nil (2001 - $4,331; 2000 - $13,893) charged by a law firm in which a director is a partner of the firm.

d)

During the year ended December 31, 2001, the company issued 1,803,082 shares at $0.12 in settlement of $216,370 accounts payable owed by the company to related parties.

Segmented information

The company operates within a single operating segment, which is mineral exploration. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties is as follows:

	2002

	Canada $	Ecuador $	Consolidated $

Fixed assets	994,957	-	994,957
Mineral properties	2,849,169	25,000	2,874,169

	3,844,126	25,000	3,869,126

	2001

	Canada $	Ecuador $	Consolidated $

Fixed assets	998,030	-	998,030
Mineral properties	2,854,201	25,000	2,879,201

	3,852,231	25,000	3,877,231

Financial instruments

At December 31, 2002, the recorded amounts for cash and cash equivalents, accounts receivable and reclamation bond approximate their fair values due to the short-term nature of these instruments. The company has concluded that it is not practicable to determine the fair value of its accounts payable and accrued liabilities.

Supplemental cash flow information

During the years ended December 31, 2002, 2001 and 2000, the company conducted non-cash operating and investing activities as follows:

	2002 $	2001 $	2000 $

Non-cash operating activities
Reversal of accrued liabilities	-	(18,299)	(28,814)
Shares issued in settlement of accounts payable	-	(216,370)	-

Non-cash investing activities
Reversal of accrued exploration expenditures	-	18,299	28,814

Non-cash financing activities
Shares issued in settlement of accounts payable	-	216,370	-

	-	-	-

Material differences between Canadian and United States generally accepted accounting principles

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2002 $	2001 $	2000 $

Consolidated statement of loss
Loss for the year under Canadian GAAP	82,995	660,334	254,087
Mineral property expenditures (recoveries) for the year (a)	2,409,571	11,203	58,937
Exploration costs written off during the year that would have been expensed in the year incurred (a)	-	(418,790)	-

Loss for the year under U.S. GAAP	2,492,566	252,747	313,024

Loss per share under U.S. GAAP	0.06	0.01	0.01

Mineral properties
Balance per Canadian GAAP	2,874,169	2,879,201	3,353,687
Cumulative mineral property expenditures (a)	(2,874,169)	(464,598)	(872,185)

Balance per U.S. GAAP	-	2,414,603	2,481,502

Shareholders’ equity
Balance per Canadian GAAP	3,628,483	3,711,478	4,116,442
Cumulative mineral property expenditures (a)	(2,874,169)	(464,598)	(872,185)

Balance per U.S. GAAP	754,314	3,246,880	3,244,257

Cash flows

Cash flows from operating activities
Per Canadian GAAP	(39,509)	(165,967)	(367,320)
Exploration expenditures	5,032	(11,203)	(58,937)

Per U.S. GAAP	(34,477)	(177,170)	(426,257)

Cash flows from investing activities
Per Canadian GAAP	5,032	(11,203)	(58,937)
Exploration expenditures	(5,032)	11,203	58,937

Per U.S. GAAP	-	-	-

a)

Resource property and explorations costs

For U.S. GAAP purposes, the company expenses exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are assessed, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

b)

Impact of Recently Issued Accounting Standards

The FASB has issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets” which is effective for years beginning on or after April 1, 2003. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

c)

The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company is analyzing the impact of this new standard which will be adopted on January 1, 2003.

(#)

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 24th. day of June, 2003.

ANGLO SWISS RESOURCES INC.

“Len Danard”

Per:

(signed) Len Danard

Title:

President

CERTIFICATIONS

I, Len Danard, certify that:

1.

I have reviewed this annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the “Evaluation Date”) and

c)

presented in this annual report our conclusions about the effectiveness of  the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation on internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors and material weaknesses in internal control; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including nay corrective actins with regard to significant deficiencies and material weaknesses.

Date:

June 24, 2003

SIGNED “LEN DANARD”

Len Danard, President

I, Chris Robbins, certify that:

1.

I have reviewed this annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the “Evaluation Date”) and

c)

presented in this annual report our conclusions about the effectiveness of  the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation on internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors and material weaknesses in internal control; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including nay corrective actins with regard to significant deficiencies and material weaknesses.

Date:

June 24, 2003

SIGNED “CHRIS ROBBINS”

Chris Robbins, Chief Financial Officer

E99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SORBANNES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant t Section 906 of the Sorbannes-Oxley Act of 2002, that:

1.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934, as amended; and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition of the Company.

Date:

June 24, 2003

Signed:

“Len Danard”

President and Chief Executive Officer

E99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SORBANNES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant t Section 906 of the Sorbannes-Oxley Act of 2002, that:

3.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934, as amended; and

4.

The information contained in the annual report fairly presents, in all material respects, the financial condition of the Company.

Date:

June 24, 2003

Signed:

“Chris Robbins”

Vice President and Chief Financial Officer