Form 20-F
period 2003-12-31
ANGLO SWISS RESOURCES INC
filed 2004-06-30
CIK 277910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

____

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2003

OR

____

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the transition period from ______________ to_______________

Commission File Number 0-8797

ANGLO SWISS RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

837 West Hastings Street, Suite 1904, Vancouver, British Columbia, Canada V6C 3N7
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

Title of Class	Issued and Outstanding as of December 31, 2003
Common Shares Without Par Value	44,825,688

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

Item 17  X   Item 18

PAGE 1 OF 69 PAGES
THE EXHIBIT INDEX APPEARS ON
SEQUENTIALLY NUMBERED 68.

INTERPRETATION

This information set forth in this Form 20-F Annual Report is as at December 31, 2003 unless an earlier or later date is indicated.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information available to Anglo Swiss.  When used in this document the words, “anticipate”, “believe”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Annual Report contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company’s exploration properties. Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements be expressed or implied by such forward-looking statements.  Important factors are identified in this Annual Report and the attached financial statements.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

TIEM 3.  KEY INFORMATION

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

D.

Trend Information

ITEM 6.  DIRECTRS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

ITEM 8.  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

B.

Significant Changes

TIEM 9.  THE OFFER AND LISTING

A.

Offer and Listing Details

B.

Plan of Distribution

C.

Markets

D.

Selling Shareholders

E.

Dilution

F.

Expenses of the Issue

TIEM 10. ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statements by Experts

H.

Documents on Display

I.

Subsidiary Information

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15. CONTROLS AND PROCEDURES

PART III

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

TIEM 19. EXHIBITS

SIGNATURES

CERTIFICATES

EXHIBIT INDEX

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

Blu Starr Joint Participation Agreement:  The Agreement dated May 1, 2000 between the Company and Hampton Court Resources Inc., respecting the Blu Starr Property, including amendments thereto. Agreement  expired on April 30, 2003.

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information in regards to the identity of the Directors, Senior Management and Advisors of the Company under this Item.

The Company has had PricewaterhouseCoopers, LPP, Chartered Accountants (“PWC”) act as their auditors since 1981.  PWC has offices at 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.  PWC are appointed annually by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the United States.

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

Selected Financial Data Prepared in accordance with Canadian GAAP

Item	Dec, 31/03	Dec, 31/02	Dec.31/01	Dec. 31/00	Dec 31/99
(a) Interest income	$888	$90,456	$3,512	$7,161	$813
(b) Net earnings (loss)	$(269,542)	$(82,995)	$(660,334)	$(254,087)	$(289,610)
(c) Net earnings (loss) per common share	$(0.00)	$(0.00)	$(0.02)	$(0.01)	$(0.01)
(d) Total assets	$3,843,615	$3,899,540	$3,946,930	$4,573,058	$4,377,993
(e) Total long-term debt	NIL	NIL	Nil	Nil	Nil
(f) Net Assets	$3,406,887	$3,628,483	$3,711,478	$4,116,442	$3,770,529
(g) Capital Stock	$11,224,585	$11,224,585	$11,185,585	$10,969,215	$10,369,215
(h) No. of Common Shares	44,825,688	44,825,688	44,500,688	42,697,606	38,697,606

Note 15 of the financial statements of the Company included herein sets forth the differences were such information to be presented in accordance with U.S. GAAP.

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec, 31/03	Dec, 31/02	Dec. 31/01	Dec. 31/00	Dec 31/99
(a) Interest income	$888	$90,456	$3,512	$7,161	$813
(b) Net earnings (loss)	$(203,527)	$(2,492,566)	$(252,747)	$(313,024)	$(368,274)
(c) Net earnings (loss) per common share	$(0.00)	$(0.06)	$(0.01)	$(0.01)	$(0.01)
(d) Total assets	$1,035,461	$1,025,371	$3,482,332	$3,700,873	$3,564,745
(e) Total long-term debt(1)	NIL	NIL	Nil	Nil	Nil
(f) Net Assets	$598,733	$754,314	$3,246,880	$3,244,257	$2,957,281
(g) Capital Stock	$11,224,585	$11,224,585	$11,185,585	$10,969,215	$10,369,215
(h) No. of Common Shares	44,825,688	44,825,688	44,500,688	42,697,606	38,697,606

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On June 04, 2004 the exchange rate, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $0.7405 (US$1.00 = CDN$1.3505).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	May 2004	April 2004	March 2004	February 2004	January 2004	December 2003
High for Period	1.3928	1.3711	1.3480	1.3442	1.3340	1.3405
Low for Period	1.3580	1.3095	1.3080	1.3108	1.2729	1.2923

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	2003	2002	2001	2000	1999
Average for the period	1.4165	1.5701	1.5530	1.4772	1.4718

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

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there-under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies and to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

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

The Company currently has sufficient financial resources to undertake all of its planned exploration programs and meet its general and administrative expenses budgeted through the current fiscal year ending 2004.  The Company has recently completed a private placement of $518,000 through the issuance of common shares.  SEE ITEM 17. FINANCIAL STATEMENTS – Note 16. The development of the Company’s properties in the future will still depend upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date. Its deficit as of December 31, 2003, was $7,971,960. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock.

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owning shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

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

The Company’s head office and principal office address is located at 837 West Hastings Street, Suite 1904, Vancouver, British Columbia, Canada, V6C 3N7.  The registered office of the Company is located at 700 West Georgia Street, Suite 2600, Vancouver, British Columbia, Canada, V7Y 1B3.

The Company is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its primary assets are the Kenville Mine Property and the Blu Starr Property, both located in south eastern British Columbia, between Nelson and Castlegar.

The Catamayo River Property, and the Nuevo Playas Property located in Ecuador were held either directly or by a separate wholly owned subsidiary of the Company.  There has been no recent work undertaken since 2000 on either of the Company’s properties in Ecuador andaccordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimated a net recoverable amount of equipment located in Ecuador of $25,000, and wrote down this amount in 2003 as the Company was unsuccessful in its attempts to sell the equipment.    The Company has divested itself of its subsidiaries, “Canadamin S.A.” and Anglo Swiss International Holdings Inc..  See ITEM 4.C Information of the Company – Organizational Structure and ITEM 4.D Information of the Company – Property, Plants and Equipment.

The Kenville Mine Property is owned directly by the Company and is located near Nelson, British Columbia.  It was previously owned by 409556, a former wholly-owned subsidiary of the Company, which has now been wound up.  On February 10, 1995, 409556 entered into an option joint venture agreement with Teck Corp. (the “Option Joint Venture Agreement”).  The agreement provided Teck Corp. with an option to earn a 70% undivided interest in the Kenville Mine Property within a four year period.  Teck Corp. was able to exercise its option by making cash payments of $100,000 to 409556 and by expending $700,000 on exploration of the Kenville Mine Property.

On January 22, 1997, Teck Corp. informed 409556 of its intention not to continue with its option.

The Company entered into a confidentiality agreement with a major mining company on April 16, 1999.  The agreement allowed this company to perform its due diligence and a geological assessment of the Kenville Mine Property.  This Agreement was terminated on March 2, 2000.

During the fiscal year ended December 31, 2003, the Company re-entered into a three-year option agreement to explore the Kenville Mine property effective August 29, 2003.  The optionees may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($30,000 paid) and expending $700,000 over the three year exploration period, ending August 29, 2006.  The optionee may at any time during this term, elect fo form a Joint Venture to put the property back into production by expending the total $800,000.

  The Kenville Mine will be subject to a detailed geological evaluation to determine current and prospective ore reserves in accordance with National Instrument 43-101.  Surface and underground exploration programs are being evaluated in conjunction with the $700,000 exploration requirement under the option agreement.

-

A surface exploration program is being considered to enlarge the soil geo-chemical grid to explore and expand the present anomalies discovered during the mid 1990’s by Teck Corp.  A geo-chemical soil grid located a large copper, gold, silver and molybdenum anomaly, which may overlie a zone or zones of foliation-conformable porphyry copper-style mineralization. The soil anomaly is located near the periphery of a felsic intrusion in a virtually unexplored area.  The anomalous area is 1000 meters in strike length and 250 meters in width, and is open to expansion.  Magnetometer and VLF-EM surveys, machine trenching, surface prospecting and geological mapping will be used to follow-up the anomalies.

-

A diamond drill program is also planned to investigate the newly discovered Eagle Vein and three drill sites have been selected on the surface.  Based on the initial results, further diamond drilling may also be taken from the existing underground infrastructure to expand the existing vein structures.  Given the known structural and mineralogical complexities of the productive vein systems, comparatively little weight in reserve calculations was historically given to drill intersections.  Due to the “nugget effect” from native gold in assay samples and variability in vein width, underground bulk sampling was the preferred method of testing the veins, using the classic “drill for structure, drift for values” development plan.  The Eagle Vein is located about 150 meters west of the Hardscrabble Vein on the 2570 level, and would require a new crosscut drift from the mine workings to facilitate underground bulk sampling.

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

The Company has worked with the British Columbia Government’s Geological Survey Office to explore the Blu Starr Property and has conducted processing and heat treatment evaluation in the United States and Sri Lanka.  Exploration was commenced on July 3, 1996 consisting of mapping the outcropping hosting these occurrences and further prospecting of this Property to ensure optimum locations to commence sapphire/gemstone extraction.  During this initial phase of exploration, a beryl occurrence was also identified on the Blu Starr Property.  The Company subsequently acquired additional mineral claims aggregately representing over 4,300 acres of land and 13 contiguous placer claims totalling over 1,600 acres.

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property, subsequently amended it on May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”) and has since lapsed on April 30, 2003. Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn another 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II.

The Company intends to perform drilling and trenching of the alluvial held within placer claims on the valley floor by year-end 2004.  Hampton Court elected not to participate within the placer claims; therefore the Company holds 100% rights to these 13 claims.

The Blu Starr hosts numerous occurrences of sapphire (15), iolite (11), gemstone quality garnet (2), as well as a flake graphite deposit; other minerals include aquamarine (beryl), tourmaline, titanite, moonstone and several varieties of quartz crystals.  Previous exploration has confirmed that the geological setting and potential gem grades (carats per tonne) of the numerous showings are extremely promising.  Proposed work programs that have been submitted for approval and are in the planning stages include:

-

Evaluation of the alluvial gravels for economic concentrations of gemstones by trenching and churn drilling including gemstone grading and selection, and

-

Bulk sampling of the numerous showings of sapphire, iolite and garnet for preliminary bench-scale test-work directed toward gemstone extraction from the matrix including gemstone selection and grading.

Less than 10% of the Blu Starr property has been explored and mapped to date.

The Kenville Mine Property is located within 40 kilometers of the Blu Starr Property and is being utilized as a processing plant for the extraction, sorting and grading of the rough gemstones, thereby reducing considerably the processing costs for the Company and Hampton.

During the year ended December 31, 2003 no further work was done on the Blu Starr Property.  The mineral claims are in good standing for a number of years, ranging from 2007 to 2011 due to the expenditures incurred by Hampton Court during May 1, 2000 through April 30, 2003.

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

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and has been optioned to a nearby producer of graphite concentrate.  The option allowed the graphite producer to perform testing and sampling of the graphite discovery by December 31, 2002, and has expired.  Management will not conduct any further exploration of this resource but will monitor the market and success of the local graphite producer.   The graphite discovery is contained within the Blu Starr claim group and is also in good standing for a number of years.

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

The Catamayo River Property was owned by Canadamin S.A., which had a head office and principal office address located at 837 West Hastings Street, Suite 410, Vancouver, British Columbia, Canada V6C 3N6.  The Company indirectly acquired all of the issued and outstanding shares of Canadamin S.A. through its wholly-owned subsidiary, ASIHI, from ASII as a part of the Reorganization.

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

There has been no recent work undertaken since 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimated a net recoverable amount of equipment located in Ecuador of $25,000 and has wrote this amount of during the year ended 2003, as the Company was unable in its attempt to sell the equipment.    The Company has divested itself of its subsidiaries, “Canadamin S.A.” and Anglo Swiss International Holdings Inc.

The Company Common Shares continue to trade on the TSX Venture Exchange (“ASW”), formerly known as the CDNX  and in the United States on the Over The Counter Bulletin Board (“OTC BB”) (ASWRF”). In February of 2004 the shares were also listed on the Berlin Exchange (“AMO”). SEE ITEM. 9 THE OFFERING AND LISTING – Offering and Listing Details

B.

Business Overview

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through  partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources. At that stage, the Company’s operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company currently does not have any producing properties and its current operations on it various properties are in the exploration stages, working towards establishing economic concentrations of minerals.

Before during and after the fiscal year ended December 31, 2003, the Company was engaged in continued exploration of its gold properties in British Columbia and simultaneously, a precious/semi-precious gemstone/graphite property located in south-eastern British Columbia.

The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.  The current increase in the price of gold to over US$380 per ounce and an overall improvement in the outlook for the mining industry presented the Company an opportunity to complete a private placement of $518,000 consisting of 5,180,000 common shares and 5,180,000 share purchase warrants exercisable at $0.15 per share until March 29, 2005 in the first quarter of 2004. The Company will use these funds for general working capital and for continued exploration of its properties in British Columbia.During the year ended December 31, 2001, the Company extinguished debt of $216,370 owing two officers and one director of the Company by the issuance of 1,803,082 common shares at a deemed price of $0.12 per share.  The TSX Venture Exchange has approved a four-month hold period on the shares, which expired February 15, 2002.

During the year ended December 31, 2001, the Company announced a private placement consisting of 325,000 units at $0.12 per unit for proceeds of $39,000. Each unit consisted of one common share and one share purchase warrant exercisable into a common share in the Company at an exercise price of $0.15 per share, expiring January 24, 2003.  At December 31, 2001, these units had been allotted and paid and were issued on January  24, 2002.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  Based on its existing working capital, which has been improved due to the aforementioned private placement completed in the first quarter of 2004, the Company had a deficiency of $408,668 at December 31, 2003; the Company expects to require additional financing in the future.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. FINANCIAL INFORMATION – Liquidity and Capital Resources.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral resource properties owned by each of the Company’s subsidiaries:

*. Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton was to earn another 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II.  Hampton Court did not proceed with Phase III; the Joint Participation Agreement lapsed on April 30, 2003.  Hampton Court elected not to participate with the placer claims; therefore the Company holds 100% rights to these 13 claims.

** The Kenville mine property is subject to a three-year  option agreement effective August 29, 2003.  If completed the optionees will hold a 70% interest to the mineral title only; while both parties enter into a Joint Venture to put the mine into production. SEE ITEM 4A. - HISTORY AND DEVELOPMENT OF THE COMPANY.

D.

Property, Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years. Reference should be made to the Glossary of Terms appearing commencing on page 5 of this Form 20-F Annual Report.

The Company owns directly the Kenville Mine Property and the Blu Starr Property while Canadamin S.A. owned the Catamayo River Property and had an option to earn a 75% interest in the Nuevo Playas Property. There has been no recent work undertaken since 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimated a net recoverable amount of equipment located in Ecuador of $25,000, and has written off this amount in the year ended December 31, 2003, as the Company was unsuccessful in its attempts to sell the equipment.  The Company has divested itself of its subsidiaries, “Canadamin S.A. and Anglo Swiss International Holdings Inc.

The Kenville Mine Property consists of 15 Crown granted and 10 staked mineral claims and three parcels of deeded fee simple surface Property and is held by the Company.   Although 409556 was the previous owner of the Kenville Mine Property, the Reorganization, effective November 28, 1997, has transferred the Kenville Mine Property directly to the Company.

Anglo Swiss Resources Inc.

Group of Companies

Property Location Map

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

During the fiscal year ended December 31, 2003, the Company re-entered into a three-year option agreement to explore the Kenville Mine property effective August 29, 2003.  The optionees may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($30,000 paid) and expending $700,000 over the three year exploration period, ending August 29, 2006.  The optionee may at any time during this term, elect fo form a Joint Venture to put the property back into production by expending the total $800,000.

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

Permitting

The Company has obtained all permits, approvals and bonding required to enable it to carry on exploration  activity at the Kenville Mine Property.  At the time of this report a work program is approved allowing for 2 kilometers of access road to be logged and cleared and 1000 meters of trenching in the area of the anomalous zone, previously discovered by Teck Exploration. The Kenville Mine will be subject to a detailed geological evaluation to determine current and prospective ore reserves in accordance with National Instrument 43-101.  Surface and underground exploration programs are being evaluated in conjunction with the $700,000 exploration requirement under the option agreement.

A surface exploration program is being considered to enlarge the soil geo-chemical grid to explore and expand the present anomalies discovered during the mid 1990’s by Teck Corp.  A geo-chemical soil grid located a large copper, gold, silver and molybdenum anomaly, which may overlie a zone or zones of foliation-conformable porphyr copper-style mineralization. The soil anomaly is located near the periphery of a felsic intrusion in a virtually unexplored area.  The anomalous area is 1000 meters in strike length and 250 meters in width, and is open to expansion.  Magnetometer and VLF-EM surveys, machine trenching, surface prospecting and geological mapping will be used to follow-up the anomalies.

A diamond drill program is also planned to investigate the newly discovered Eagle Vein and three drill sites have been selected on the surface.  Based on the initial results, further diamond drilling may also be taken from the existing underground infrastructure to expand the existing vein structures.

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

Encumbrances

The Company is unaware of any claims against the Kenville Mine property at the time of this report.

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

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property and subsequently amended it May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”)which has since lapsed on April 30, 2003.  The Blu Starr Joint Participation Agreement provided for Hampton to earn up to a 60% interest in the Blu Starr Property.  Up to a 40% interest may be earned by Hampton expending $1,000,000 in 3 work phases to be completed within 3 years from the date of the Blu Starr Joint Participation Agreement.

With respect to the 3 Phases, the Blu Starr Joint Participation Agreement contemplated as follows:

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

 Phase 3.  Prior to the expiry of the time permitted to complete Phase 2, Hampton must elect whether to proceed with a Phase 3 work commitment or terminate its participation in any further earning.  If it elects to proceed, Hampton will expend a minimum of $500,000 on a work program agreed to between the parties within one year.  Hampton will again be responsible to maintain the Blu Starr Property in good standing during Phase 3.  Upon successful completion of this program, Hampton would have earned an aggregate 40% interest in the Blu Starr Property.

Hampton has completed its participation in Phase I of the evaluation of the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn an additional 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II.  This agreement lapsed on April 30, 2003. Hampton had previously elected not to participate in the placer mineral claims, accordingly the Company owns 100% of the 13 placer claims representing over 1600 acres.

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

Sapphire mineralization on the Blu Starr Property is shown at 15 separate outcrops, with three main areas: the Blu Starr, the Blu Moon and the Sapphire Hill showings.  On the Blu Starr showing, sapphire-bearing layers are exposed along the old Canadian Pacific railway grade, the Slocan River and the main highway.  An estimate of the surface area within which gemstones are known to occur would be 250 metres in length, 50 metres in elevation and 50 metres in width, and is open to expansion.

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

Initial heat treatment experiments have been successful in optimizing the colour range of the sapphire gemstones.  Early results are very encouraging, with virtually all sapphires turning various shades of blue, including the preferred cornflower blue.  The final heat treatments will be to drive the iron content out of the sapphires, producing blue, transparent gem roughs for faceting.

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

The iolite occurs as large crystals in quartz vein stockworks and pegmatites, and as scattered masses throughout the hostrock in 11 different showings.  The iolite crystals weather to irregular masses of translucent violet gem material on the outcrop surface.  Beneath the weathered outcrop, the tabular iolite crystals display a greenish-brown retrograde alteration known as pinite, which is a fine-grained mixture of sericite mica and chlorite.  The largest single crystals exceed 1,000 carats in weight, but much larger crystalline masses have resulted from complex twinning and intergrowths.  A representative 2 metre by 2 metre panel sample averaging about 10 centimetres in depth was taken by hammer and moil from the south end of the mineralized zone.  The total sample weight was approximately one tonne, from which 25 kilograms of very high-grade iolite crystal ore was extracted.

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

Permitting

The Company has submitted a Notice of Work to the Ministry of Mines, which will initiate evaluation of the alluvial gravels for economic concentrations of gemstones by trenching and churn drilling including gemstone grading and selection.

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

Exploration – Current Results

The work programs to-date have resulted in several new discoveries of potential economic importance including 15  sapphire occurrences, 11 iolite/anthophyllite occurrences, a potentially large and economic gem garnet occurrence, a new flake graphite occurrence and occurrences of amethyst quartz, rose quartz and titanite.

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

The Company intends to perform drilling and trenching of the alluvial held within placer claims on the valley floor by year-end.  The program will include approximately 500 meters of trenching and 12 drill holes to bedrock in highly prospective areas of the valley floor.  Hampton Court elected not to participate with the placer claims; therefore the Company holds 100% rights to these 13 claims.

Graphite

A graphite zone located on the north-western area of the Blu Starr Property was discovered in 1999. Prospecting and geophysical field data have further extended the zone to the north and west. The discovery outcrops over 2,000 meters and has been optioned to Crystal Graphite Corporation, a local producer of high purity graphite concentrate. The option provides Crystal Graphite Corporation the right to perform their due diligence on this discovery by December 31, 2002 and has since lapsed. Management will not conduct any further exploration of this resource but will monitor the market and success of the local producer.  The graphite discovery is contained within the Blu Starr claim group and is also in good standing for a number of years.

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

Ecuador Properties

 There has been no recent work undertaken since 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvo Playas Property, and accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimated a net recoverable amount of equipment located in Ecuador of $25,000, and has written off this amount in the year ended December 31, 2003 as the Company was unsuccessful in its attempts to sell the equipment.  The Company has divested itself of its subsidiaries, “Canadamin S.A.” and Anglo Swiss International Holdings Inc.

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

Permitting & Plant and Equipment

There has been no recent work undertaken since 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimates a net recoverable amount of equipment located in Ecuador of $25,000, and has written this amount off in the year ended December 31, 2003 as the Company was unsuccessful in its attempts to sell the equipment..  The Company has divested itself of its subsidiaries, “Canadamin S.A.” and Anglo Swiss International Holdings Inc.

Encumbrances

The Company was not aware of any material encumbrances against Canadamin S.A.’s ownership of the Catamayo River Property during the period it was held.

Exploration – Recent Results

The Company has dissolved and written off its Ecuadorian subsidiaries, properties and equipment.

Nuevo Playas Property

On October 22, 1996, Canadamin S.A. entered into an Option Joint Venture Agreement with Vicente Encalada of Quito, Ecuador for the option to own up to a 75% interest in the Rio Playas Property (now called the “Nuevo Playas Property”).  This Property consists of 4 exploration concessions totalling approximately 3,900 hectares.  Canadamin S.A. paid Mr. Encalada US$12,500 for the right to this option.  Canadamin S.A.’s option required the expenditure of a minimum of US$90,000 on exploration and development of the Nuevo Playas Property over a four year period ending October 2002.  The Company does not currently intend to direct its resources to further exploration on these properties. Location

The Nuevo Playas Property is located adjacent to the Catamayo River, in the Province of Loja, southern Ecuador.  The topography of the area is one of moderate relief and access is excellent with a major international highway crossing the Property.  The climate is warm and is described as a semi-desert, arid zone.  The map on page 35 of this Form 20-F Annual Report also shows the location of the Nuevo Playas Property.

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

Permitting & Plant and Equipment

There has been no recent work undertaken since 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimates a net recoverable amount of equipment located in Ecuador of $25,000, and has written off this amount during the year ended December 31, 2003 as the Company was unsuccessful in its attempts to sell the equipment.  The Company has divested itself of its subsidiaries, “Canadamin S.A.” and Anglo Swiss International Holdings Inc.

Encumbrances

The Company was not aware of any material encumbrances against Canadamin S.A.’s ownership of the Nuevo Playas Property during the period it was held.

Exploration – Recent Results

The Company has dissolved and written off its Ecuadorian subsidiaries, properties and equipment.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

 Operating results

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2003 and prior, should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 15 of the financial statements of the Company, as well as “Material Differences between Canadian and U.S. Generally Accepted Accounting Principles”, below, set forth the significant measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through  partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company’s operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations.

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

Fiscal Year ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002.

During the fiscal year ended December 31, 2003, the company recorded simple interest and sundry revenue of $888 compared to the year ended December 31, 2002 of $90,456.  The Company received $90,000 from a private company in return for the right to the timber on two crown granted claims.  The logging took place between May and October of 2002 and was completed the same year.

During the fiscal year ended December 31, 2003 general and administrative expenses were $197,484, which compared favourably to previous years as the Company continued to conserve funds.  Expenses for the fiscal year ended December 31, 2002 were $173,451. The Company has been unable in its attempts to sell the equipment in Ecuador and accordingly, the Company wrote off the related deferred costs of $25,000.

Professional fees for the fiscal year ended December 31, 2003 were $46,261, compared to $23,331 for the fiscal year ended December 31, 2002. The Company incurred additional legal fees related to the option agreement on theKenville Mine property of $27,970 during 2003.  The Company expects that approximately $25,000 will be incurred annually for accounting, legal and audit fees, with the exception of any material events in future years.

Shareholders’ information and travel/promotion expenses increased to $27,204 for the fiscal year ended December 31, 2003, again reflecting an increase in shareholder information costs due to an Investor Relations contract entered into in 2003. In the fiscal year ended December 31, 2002 a total of $13,795 was spent, somewhat lower than previous years.

Filing fees for the fiscal year ended December 31, 2003 were $9,632, a result of basic costs associated with maintaining the TSX Venture Exchange listing.  Filing fees for the fiscal year ended December 31, 2002 were $6,347.

General exploration expenses for the fiscal year ended December 31, 2003 were $6,740 compared to $8,294 for the fiscal year ended December 31, 2002.  The bulk of exploration costs were attributed to the annual work required on the placer mineral claims on the Blu Starr property..  The Company has no risk in losing any of its mineral claims as they are all in good standing up to 2006 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year.  The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements.

Consulting fees for the fiscal year ended December 31, 2003 totalled $60,000 compared to $57,000 for the 2002 year-end.  Consulting fees were set at a maximum of $60,000 ($2,500 per month per director) for management fees upon listing on the TSX Venture Exchange and the Company will follow these guidelines. Consulting fees consist of fees for management services by Directors or Officers of the Company.

The net loss for the fiscal year ended December 31, 2003 was $269,542 or <$0.01per share as compared to a net loss for the fiscal year ended December 31, 2002 of $82,995.  The write-down of the $25,000 in Ecuador and expensing $47,946 due to the options set to non-employees attributed to the larger loss for the current year. Increases in shareholder information and legal fees also contributed to the loss.  The year ended December 31, 2002 enjoyed an income of $90,000 from a logging contract which was completed during the same period.

Fiscal Year ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001.

During the fiscal year ended December 31, 2002, the company recorded simple interest and sundry revenue of $90,456 compared to the year ended December 31, 2001 of $3,512.  The Company received $90,000 from a private company in return for the right to the timber on two crown granted claims.  The logging took place between May and October of 2002 and is now complete.

During the fiscal year ended December 31, 2002 expenses were $173,451which compared favourably to previous years as the Company has been forced to conserve funds.  Expenses for the fiscal year ended December 31, 2001 were $700,646, which included a write-down of $467,390 for the mineral properties in Ecuador, excluding this charge expenses were $233,256. The Company has been unable to continue with the development of its properties in Ecuador.  Accordingly, the Company wrote down the related deferred costs to $25,000; the estimated net recoverable amount of equipment owned by the Company located in Ecuador.

Professional fees for the fiscal year ended December 31, 2002 were $23,331, compared to $23,600 for the fiscal year ended December 31, 2001. The Company anticipates that approximately $25,000 will be incurred annually for accounting, legal and audit fees, with the exception of any material events in future years.

Shareholders’ information, travel/promotion and professional expenses were reduced to $32,537 for the fiscal year ended December 31, 2002, again reflecting the restraint placed on management to attend mining conferences and promotional activities during the sector decline. In the fiscal year ended December 31, 2001 a total of $45,999 was spent, this had been an average for the Company in previous years.

Filing fees for the fiscal year ended December 31, 2002 were $6,347, a result of basic costs associated with maintaining the TSX Venture Exchange listing.  Filing fees for the fiscal year ended December 31, 2001 were $19,165, which included a listing fee as the Company began trading on the TSX (formerly Canadian) Venture Exchange on October 1, 2001 and filing costs due to a private placement.

General exploration expenses for the fiscal year ended December 31, 2002 were $8,294 compared to $7,420 for the fiscal year ended December 31, 2001.  The bulk of exploration costs were incurred by Hampton Court Resources under the Joint Participation Agreement entered into during fiscal 2000.  The Company has no risk in losing any of its mineral claims as they are all in good standing up to 2006 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $15,000 to keep the placer claims located on the Blu Starr property in good standing during the current year.

The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements.  The Company intends to continue to source a partner(s) for its Kenville and Blu Starr properties but may proceed on its own if it is successful in raising sufficient funds.

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

Expenses for the fiscal year ended December 31, 2001 were $700,646, which included a write-down of $467,390 for the mineral properties in Ecuador. After this charge the expenses were $233,256, comparable to $293,783 for the fiscal year ended December 31, 2000.  The Company has been unable to continue with the development of its properties in Ecuador. During the year ended December 31, 2000, the Company entered into a Formal Joint Participation Agreement with Hampton Court Resources, whereby Hampton Court could earn up to a 60% interest in the Catamayo River Property.  There has been no recent work undertaken on either the Catamayo River Property, or the Neuvos Playas Property, and the Company does not currently intend to direct its resources to further exploration on these properties.

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

B.

Liquidity and Capital Resources

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2003, the Company was engaged in continued exploration of its gold properties in British Columbia and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting  partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  Based on its existing working capital, which is deficient at December 31, 2003, the Company expects to require additional financing for the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management reviews annually the carrying value of the Company’s interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.  The Company has been unable to continue with the development of its properties in Ecuador since 2000.  Accordingly, the Company wrote down the related deferred costs of $467,390 to $25,000 in 2001, the estimated net recoverable amount of equipment owned by the Company in Ecuador.  The Company wrote off the balance of $25,000 during the year ended December 31, 2003 as it was unsuccessful in its attempts to sell the equipment.

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

At December 31, 2003, the Company has a working capital deficiency of $408,668, but has subsequently raised $518,000 in a private placement completed in the first quarter of 2004. The financing also issued 5,180,000 share purchase warrants exercisable at $0.15 until March 29, 2005.  This represents a possible source of working capital of $777,000 but is dependent upon the market price of the underlying shares and therefore should not be expected or relied upon.    While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. Accordingly, there is some doubt about the ability of the to continue as a going concern.

If such funds are not available or cannot be obtained and its  partnership arrangements are insufficient to cover the costs of the Company’s mineral exploration activities, the Company will be forced to further curtail its exploration activities to a level for which funding is available or can be obtained.

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

Fiscal Year ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002.

As at December 31, 2003 the Company’s current cash assets totalled $22,165 compared to $10,906 at December 31, 2002.  The Company realised two separate sources of cash over this period, the $90,000 logging contract and $40,000 received from the purchase of two small surface lots. During this same period the Company’s total liabilities increased to $436,728 from $271,057 as accounts payable were accrued ($165,671 – 2003 and $35,605 – 2002) due to lack of working capital.  Included in accounts payable is $135,361 (2002 - $157,439) due to directors, organizations controlled by directors and a law firm in which a director is a partner of the firm.  Corporate capital taxes payable is $75,300, which includes principal and interest for the 1998 to 2001 years and is no longer an ongoing expense other than interest accruals.

During the years ended December 31, 2003 and 2002, there were no payables reversed while amounts of $36,800 and $18,299 of accounts payable and accrued liabilities were reversed in the year ended December 31, 2001. These amounts, which related to past services, were reversed as management is of the opinion that the Company does not have any liability in respect of these past services.

The Company’s working capital deficiency increased to $408,588 at the year ended December 31, 2003, from a deficit of $255,443 for the year ended December 31, 2002.  Share capital as unchanged at December 31, 2003 and 2002 at $11,224,585. The Company’s largest cash outflow continues to be the ongoing general and administrative expense of $197,484 and $173,451 for years ended December 31, 2003 and 2002, respectively. The Company expects to continue to advance its exploration properties through sourcing partners, thereby conserving its limited working capital.

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

The Company’s working capital deficiency increased to $255,443 at the year ended December 31, 2002, from a deficit of $180,553 for the year ended December 31, 2001.  Share capital as at December 31, 2002 was $11,224,585 compared to the previous year-end of $11,185,585, up $39,000 due to a small private placement booked in 2002.The Company’s largest cash outflow continues to be the ongoing general and administrative expense of $173,451 and $233,256 for years ended December 31, 2002 and 2001, respectively.

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

Share capital as at December 31, 2001 was $11,185,585 compared to the previous year end of $10,969,215, up $216,370 due to a debt settlement at $0.12 per share.The Company’s largest cash outflow continues to be the ongoing general and administrative expense of $233,256 and $293,783 for years ended December 31, 2001 and 2000, respectively.

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

Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings (loss) for the fiscal year ended December 31, 2003 would have been ($203,527) and for the fiscal years ended December 31, 2002 and 2001 would have been ($2,492,566) and ($252,747), respectively.  For US GAAP purposes the Company has effective December 31, 2002 expensed $2,409,571 and $66,015 in 2003, being the acquisition and exploration costs relating to unproven mineral properties.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

 As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Directors and Senior Management	Principal Occupation	Date Appointed to the Board	Common Shares Owned
Leonard R. Danard Vancouver, British Columbia Chief Executive Officer, President and Director	Chief Executive Officer and President of the Company	December 14, 1992	3,950,066
Leroy R.T. Wolbaum Nelson, British Columbia Director	Businessman; Director of several public companies	August 30, 1993	1,549,020
Christopher C. Robbins White Rock, British Columbia Vice President and Director	Vice President of the Company; Businessman	November 25, 1994	1,911,138

Leonard  R. Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 55 years old.

Christopher C. Robbins

Mr. Robbins is a director and Vice President of the Company.  He has been a director since November 25, 1994 and vice-president since June of 1999.  He has business experience in public relations, corporate governance and financing for over 20 years, both in private and public sectors.  Before his involvement with Anglo Swiss, Mr. Robbins was a consultant to a telecommunications firm, which also went public.  Mr. Robbins is 45 years old.

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville and Blu Starr properties.  Mr. Wolbaum has extensive experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 60 years old.

B.

Compensation

During the fiscal year ended December 31, 2003, the Company accrued a total  $60,000 in cash compensation to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

The following table, if required, sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2003, 2002, and 2001, in respect of the individuals who were, at December 31, 2003, the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options granted (#)(2) (f)	Restricted Shares or Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Len Danard President and CEO	2003 2002 2001	30,00030,000 45,000	Nil Nil Nil	Nil Nil Nil	1,150,000 1,750,000 1,750,000	n/a n/a	n/a n/a	Nil Nil
Chris Robbins Vice President	2003 2002 2001	30,00027,000 27,000	Nil Nil	Nil Nil	1,150,000 1,65,000 1,650,000	n/a n/a	n/a n/a	Nil Nil
Brian Canfield Secretary	20032 2002 2002	NIL Nil Nil	Nil Nil	Nil Nil	800,000 800,000 800,000	n/a n/a	n/a n/a	Nil Nil

(1)

Fiscal years ended December 31, 2003, 2002, and 2001 .

(2)

Indicates total options held in each of the fiscal periods down.

Option Grants in Last Fiscal Year

The following table, if required, sets forth stock options granted during the fiscal year ended December 31, 2003 to the Named Executive Officers and one Director:

There were no options granted during the fiscal year ended December 31, 2003 to any directors.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

The Named Executive Officers did not exercise any stock options during the fiscal year ended December 31, 2003.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts.

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, ($0 – 2003 and 2002, $4,331- 2001,) was paid to the law firm where Brian Canfield (corporate secretary of the Company) works, for legal services rendered during the last completed fiscal year.

The following table, if required, sets forth stock options granted by the Company during the fiscal year ended December 31, 2003 to directors who are not Named Executive Officers of the Company.

Not Required.

The following table, if required, sets forth detail of all exercises of stock options during the fiscal year ended December 31, 2003 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Not required as no options have been exercised in the last five reporting years.

C.

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Len Danard has been a director, President and the Chief Executive Officer of the Company since December 14, 1992.  Leroy Wolbaum has been a director of the Company since August 30, 1993.  Chris Robbins has been a director of the Company since November 25, 1994 and Vice President of the Company effective June 25, 1999.  Brian Canfield has been a director and Corporate Secretary of the Company since June 25, 1999; Mr. Canfield resigned as a director on January 9, 2003.

 The Company currently does not have three independent directors to serve as an Audit Committee.  Two member of The Board of Directors, one of which is independent meet and review and discuss along with the recommendations of its auditors, PricewaterhouseCoopers LLP, serve as an Audit Committee.    The Board of Directors after receiving recommendations from the audit committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and makes recommendations whether or not to approve such statements.  At the request of the Company’s auditors, the Board of Directors  convenes a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended December 31, 2003 the Company had no employees.  The Joint Participation Agreements on the Blu Starr Property in British Columbia required the partner to hire and manage employees as part of their contractual earn in, relieving the Company of this responsibility.  The Company expects to continue to contract out this responsibility to the partners it attracts to its properties.

E.   Share Ownership

See Item 6.A Directors, Senior Management and Employees – Directors and Senior Management for a summary of all common shares of the Company held by the directors and senior management.

The following table sets forth a summary of the details of all options to purchase shares of the Company held by directors and senior management as at December 31, 2003.

Optionee	Shares Under Option	Exercise Price	Date of Expiry
Len Danard Director	400,000 750,000	$0.10 $0.21	January 23, 2007 March 21, 2005
Chris Robbins Director	400,000 750,000	$0.10 $0.21	January 23, 2007 March 21, 2005
Leroy Wolbaum Director	200,000 500,000	$0.10 $0.21	January 23, 2007 March 21, 2005
Brian Canfield Secretary	200,000 350,000 250,000	$0.68 $0.25 $0.21	February 2, 2004 June 25, 2004 March 21, 2005
TOTAL	4,800,000

  Consultants and employees of the Company hold an aggregate of 1,150,000 options to purchase shares between  $0.10 and $0.68 per share; the options expire on various dates between March 26, 2004 through February 17, 2008.

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

As at June 4, 2004 and except for the officers and directors as a group (as summarized in Item 6.E Directors, Senior Management and Employees – Share Ownership), the Company is aware of the following persons or groups of persons which are registered as owning more than 10% of the Company’s issued and outstanding common shares.

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	CDS & Co.	25,571,144	51.1
Common Shares	Cede & Co.	7,063,884	14.1

(1) No officer or director individually owns or controls more than 10% of the Company’s shares.

The total number of common shares owned, directly or indirectly, by officers and directors of the Company as a group, are as follows:

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	Officers and Directors as a group	7,250,224	14.5

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 2, 2003 there were 50,005,688 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 555 registered holders of the Company’s common shares resident in the United States, holding an aggregate 7,698,398 common shares.  This number represents approximately 15.4%  of the total issued and outstanding common shares of the Company as at June 4, 2004.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2003, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2003 which contain an Audit Report dated May 11, 2004, Balance Sheets as of December 31, 2003 and 2002, Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2003, 2002, and 2001 statements of Cash flows for the Fiscal Years Ended December 31, 2003, 2002, and  2001 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F other than a financing for $518,000. The Company completed a non-brokered private placement for 5,180,000 units at 10 cents each.  The placement was originally announced in a news release dated February 12, 2004 and file under a Form 6K on EDGAR.  Each unit comprised one common share and one share purchase warrant, entitling the holder to purchase an additional common share for 15 cents for a one year period.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange, (formerly known as the CDNX) until May 31, 2004, for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2004 April 2003 March 2003 February 2004 January 2004 December 2003	0.11 0.14 0.155 0.195 0.085 0.11	0.09 0.105 0.115 0.07 0.06 0.07
2003 Fourth Quarter Third Quarter Second Quarter First Quarter	0.11 0.07 0.085 0.10	0.045 0.05 0.05 0.03
2002 Fourth Quarter Third Quarter Second Quarter First Quarter	0.05 0.07 0.09 0.13	0.02 0.03 0.04 0.06
2001	0.24	0.04
2000	0.50	0.10
1999	0.91	0.11

The closing price of the Company’s common shares on the TSX Venture Exchange, on June 4, 2004 was $$010.

The high and low sale prices (US$) for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2004 April 2004 March 2004 February 2004 January 2004 December 2003	0.09 0.125 0.14 0.18 0.09 0.10	0.065 0.07 0.08 0.08 0.05 0.05
2003 Fourth Quarter Third Quarter Second Quarter First Quarter	0.10 005. 0.08 0.08	0.03 0.031 0.04 0.012
2002 Fourth Quarter Third Quarter Second Quarter First Quarter	0.08 0.05 0.05 0.08	0.012 0.025 0.03 0.045
2001	0.17	0.04
2000	0.32	0.063
1999	0.63	0.075

The closing price of the Company’s common shares on the Over The Counter Bulletin Board on June 4, 2004 was US$0.065.

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

European Listing

On February 12, 2004 the Company’s shares were quoted on the Berlin Exchange under the symbol “AMO”.  The Company believes the addition of a European listing, in conjunction with the TSX Venture Exchange and the OTC Bulletin Board (ASWRF) listing in the United States is a positive corporate development in our efforts in creating greater worldwide exposure for the Company and its Gold and Gemstone properties.  Europeans have historically been strong supporters and investors in the exploration and development of gold properties and more significantly gemstone exploration throughout the world.  The shares todate appear to be quoted in Euros, but there does not appear to be any significant volumes as of the time of this report.

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

C.

Material Contracts

The Company has not completed any material contracts other than ordinary course of business during the last two fiscal years. Included in this regard, the Company has entered into an option agreement on the Kenville Mine property with a private group of companies and received an initial payment of $30,000.  Other than this payment the Company has seen no significant work or efforts to advance the property under the terms of the agreement at the time of this report.  The Company will await the first anniversary date of August 29, 2004, which among other responsibilities requires an additional payment of $35,000.  The agreement allows the optionees to earn up to 70% of the mineral claims over three years; the Company retains 100% ownership of the assets of the surface, facilities, equipment, etc. and accordingly has not considered this agreement material at this time.  If the optionees perform any significant work or enter to complete the $800,000 commitment to form an official Joint Venture Agreement, the Company will then consider it has a material contract. The agreement expires on August 29, 2006 or the earlier of each anniversary payment due date of $35,000 on August 29, 2004 and 2005.

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

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not re-viewable pursuant to the Act.

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

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements. The Company has wound up its subsidiaries, Canadamin, S.A. and Anglo Swiss International Holdings Inc. in 2001.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. At present, the functional currency of the Company is the Canadian dollar. Based on the Company’s overall exchange rate risk as at December 31, 2003, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure. The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”) ) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

It should be noted that while management of the Company believes that its disclosure controls and procedures provide a reasonable level of assurance, management does not expect that its disclosure controls and procedures or internal financial controls will prevent all errors or fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART III

ITEM 16.

RESERVED

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company at the time of this report does not have an “audit committee financial expert” as defined by the rules of the SEC.  The Company will attempt to attract a person that qualifies as an “expert” in the current fiscal year.  The audit committee members through their collected experience do meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors.  Both members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of generally accepted accounting principals, overseeing the preparation, audit and evaluation of financial statements and run private enterprises as induvidual owners.

ITEM 16B.

CODE OF ETHICS

The Company has not adopted a code of ethics but is developing one that it plans to adopt in the current fiscal year.

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 15 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page ??? of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document	Page Number
Cover Sheet	F1
Management’s Responsibility for Financial Reporting	F2
Auditors’ Report dated May 11, 2004	F3
Balance Sheets as at December 31, 2003 and 20021	F4
Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2003, 2002 and 2001	F5
Statements of Cash Flows for the Fiscal Years Ended December 31, 2003, 2002 and 2001	F6
Notes to the Financial Statements	F7

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

Dated at Vancouver, British Columbia, this 25th. day of June, 2004.

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

June 4, 2004

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

June 4, 2004

SIGNED “CHRIS ROBBINS”

Chris Robbins, Chief Financial Officer

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

May 11, 2004

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

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

(signed) Len Danard

(signed) Chris Robbins

Len Danard

Chris Robbins

President and Chief Executive Officer

Vice-President

Independent Auditors’ Report

To the Shareholders of

Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

May 11, 2004

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 11, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

May 11, 2004

ANGLO SWISS RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2002

(expressed in Canadian dollars)

	2003 $	2002 $
Assets

Current assets
Cash and cash equivalents	22,165	10,906
Accounts receivable	5,220	4,494
Prepaids	675	214

	28,060	15,614

Reclamation bond (note 3)	14,800	14,800

Fixed assets (note 4)	992,601	994,957

Mineral properties (note 5)	2,808,154	2,874,169

	3,843,615	3,899,540
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11(a))	436,728	271,057

Shareholders’ Equity

Capital stock (note 6)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value

Issued
44,825,688 (2002 - 44,825,688) common shares	11,224,585	11,224,585

Options (note 7)	47,946	-

Contributed surplus	106,316	106,316

Deficit	(7,971,960)	(7,702,418)

	3,406,887	3,628,483

	3,843,615	3,899,540
Going concern (note 1)

Subsequent events (note 16)

Approved by the Board of Directors

(signed) Len Danard

 Director

(signed) Leroy Wolbaum

 Director

The accompanying notes are an integral part of these consolidated financial statements

ANGLO SWISS RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

Expenses (recovery)
Interest and sundry revenue	(888)	(90,456)	(3,512)
Administrative	30,125	44,963	44,111
Consulting fees (note 11(b))	60,000	57,000	72,000
Depreciation	2,356	3,073	3,930
Filing fees	9,632	6,347	19,165
General exploration	6,740	8,294	7,420
Interest	1,590	1,293	3,353
Professional fees	46,261	23,331	23,600
Shareholders’ information	27,204	13,795	36,160
Transfer agent fees	6,190	6,149	7,769
Travel and promotion	7,386	9,206	9,839
Bad debts	-	-	5,909
Stock-based compensation (note 7)	47,946	-	-
Writedown of mineral properties (note 5)	25,000	-	467,390

	269,542	82,995	697,134

Reversal of accounts payable and accrued liabilities (note 10)	-	-	(36,800)

Loss for the year	269,542	82,995	660,334

Deficit - Beginning of year	7,702,418	7,619,423	6,959,089

Deficit - End of year	7,971,960	7,702,418	7,619,423

Weighted average number of shares outstanding	44,825,688	44,812,146	43,073,249

Basic and diluted loss per share	(0.00)	(0.00)	(0.02)

The accompanying notes are an integral part of these financial statements.

ANGLO SWISS RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

Cash flows from operating activities
Loss for the year	(269,542)	(82,995)	(660,334)
Items not affecting cash
Depreciation	2,356	3,073	3,930
Reversal of accounts payable and accrued liabilities	-	-	(36,800)
Writedown of mineral properties	25,000	-	467,390
Stock-based compensation	47,946	-	-

Changes in non-cash working capital
Accounts receivable	(726)	3,002	8,770
Prepaids	(461)	1,806	772
Accounts payable and accrued liabilities	165,671	35,605	50,305

	(29,756)	(39,509)	(165,967)

Cash flows from financing activities
Net proceeds from the issuance of capital stock	-	-	39,000

Cash flows from investing activities
Mineral property recoveries (expenditures) - net	41,015	5,032	(11,203)

Increase (decrease) in cash and cash equivalents	11,259	(34,477)	(138,170)

Cash and cash equivalents - Beginning of year	10,906	45,383	183,553

Cash and cash equivalents - End of year	22,165	10,906	45,383

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these financial statements.

ANGLO SWISS RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

1.

Going concern

At December 31, 2003, the company has a working capital deficiency of $408,668. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern. Subsequent to year-end, the company closed a private placement to raise $518,000 (see note 16). Management believes this to be sufficient to meet the company’s general and administrative obligations over the coming year.

The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern.

The company is in the process of exploring its gold and gemstone properties in Canada. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

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

2.

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

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Anglo Swiss International Holdings Inc. (a Cayman Island company) and Compania Minera Canadamin S.A. (an Ecuadorian company) for the year ended December 31, 2001. The subsidiary companies were dissolved in 2002.

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

Fixed assets

Fixed assets are recorded at cost and are depreciated over their estimated useful lives of 3 to 10 years using the declining balance method, net of estimated salvage values.

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

The company regularly reviews the carrying values of its resource properties to consider whether there are any conditions that may indicate impairment. Where estimates of future cash flows are not available and where exploration results or other information suggest an impairment has occurred, management assesses whether the carrying value can be recovered.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation

On January 1, 2003, the company adopted the new standard of accounting for asset retirement obligations which requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The adoption of the new standard did not have any impact on the company’s financial position or results. It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation

The company uses the fair value method to account for stock options granted to non-employees. The company continues to record no compensation cost for stock options granted to employees and directors and discloses pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used. Consideration paid on exercise of the stock options is credited to capital stock.

A description of the company’s stock-based compensation plan and pro forma disclosure are included in note 7.

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

3.

Reclamation bond

The company has on deposit a reclamation bond of $14,800 with the Bank of Montreal to satisfy certain performance obligations associated with the exploration of the Kenville property. The investment earns interest at the market rate.

4.

Fixed assets

	2003

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment (note 5(a))	1,090,003	105,559	984,444
Office equipment	27,306	23,202	4,104
Motor vehicles	15,000	10,947	4,053

	1,132,309	139,708	992,601

	2002

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment (note 5(a))	1,090,003	105,559	984,444
Office equipment	27,306	22,284	5,022
Motor vehicles	15,000	9,509	5,491

	1,132,309	137,352	994,957

Mine plant and equipment were not depreciated in 2003, 2002 or 2001 as the equipment was not used.

5.

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $

Kenville (a)
Balance - December 31, 2001	1,577,297	-	1,577,297
Option payment received	(15,000)	-	(15,000)

Balance - December 31, 2002	1,562,297	-	1,562,297
Option payment received	(15,000)	-	(15,000)
Sale of two land parcels	(40,000)	-	(40,000)
Expenditures	-	3,891	3,891

Balance - December 31, 2003	1,507,297	3,891	1,511,188

Blu Starr (b)
Balance - December 31, 2001	812,306	464,598	1,276,904
Expenditures	-	9,968	9,968

Balance - December 31, 2002	812,306	474,566	1,286,872
Expenditures	-	10,094	10,094

Balance - December 31, 2003	812,306	484,660	1,296,966

Catamayo River (c)
Balance - December 31, 2001	25,000	-	25,000

Balance - December 31, 2002	25,000	-	25,000
Writedown	(25,000)	-	(25,000)

Balance - December 31, 2003	-	-	-

Total mineral properties - December 31, 2002	2,399,603	474,566	2,874,169

Total mineral properties - December 31, 2003	2,319,603	488,551	2,808,154

a)

Kenville, Canada

The Kenville mineral property together with certain plant and equipment (note 4) is located near Nelson, British Columbia and operated as a gold mine from June to December 1992 whereupon operations were terminated due to insufficient working capital and the mine was placed on a care and maintenance basis. During the year ended May 31, 1997, the company wrote down the plant and equipment to the present carrying value. The company is planning to use the plant and equipment for the processing of high grade gold deposits from Kenville.

During 2002, the company entered into an option agreement and received a $15,000 option payment. Management terminated the agreement in December 2002, due to non-performance by the optionee.

On August 29, 2003, the company re-entered into the 2002 option agreement upon the optionor making a payment of $15,000. The joint venture partner may earn a 70% interest to the mineral rights on the property by paying the company $100,000 and incurring $700,000 of expenditures over a three-year exploration period ending August 29, 2006. The option agreement will terminate on August 29, 2004 and 2005 unless the optionor pays the company an additional $35,000 on each date.

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

The Blu Starr property was subject to a Joint Participation Agreement with Hampton Court Resources (Hampton), entered into in April 2000, which expired in April 2003. Hampton has earned a 10% working interest in this property to date; a further 10% is subject to a joint review of the expenditures.

c)

Catamayo River, Ecuador

During 2001, the company decided not to direct its resources to further exploration on this property. Accordingly, the company wrote down the related deferred costs to $25,000, the estimated net recoverable amount of equipment located at the site. During 2003, the company decided to write off the remaining $25,000 of equipment due to being unsuccessful in selling the equipment.

6.    Capital stock

	Common shares	Amount $

Balance - December 31, 2001	44,500,688	11,185,585

Issue of previously allotted shares	325,000	39,000

Balance - December 31, 2002	44,825,688	11,224,585

Balance - December 31, 2003	44,825,688	11,224,585

During the year ended December 31, 2001, the company announced a private placement consisting of 325,000 units at $0.12 per unit for proceeds of $39,000. Each unit consisted of one share and one share purchase warrant exercisable into a common share in the company at an exercise price of $0.15 per share until January 14, 2003. These units were allotted and paid at December 31, 2001, but were issued on January 14, 2002.

7.    Stock options

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 7,000,000 common shares. Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for ten days prior to the grant or the closing price of the company’s common shares on the day the options are granted.

During the years ended December 31, 2003, 2002 and 2001, the change in stock options outstanding is as follows:

		2003		2002		2001

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding - Beginning of year	5,375,000	0.22	6,000,000	0.28	7,000,000	0.29
Granted	1,125,000	0.10	1,000,000	0.10	-	-
Forfeited	-	-	(825,000)	0.23	(1,000,000)	0.31
Expired	(1,500,000)	0.25	(800,000)	0.50	-	-

Options outstanding - End of year	5,000,000	0.19	5,375,000	0.22	6,000,000	0.28

Option exercisable - End of year	4,835,000	0.19	5,375,000	0.22	6,000,000	0.28

At December 31, 2003, the following stock options are outstanding and exercisable:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Remaining contractual life (years)

0.68	200,000	200,000	February 2, 2004	0.09
0.42	50,000	50,000	March 26, 2004	0.24
0.28	350,000	350,000	June 25, 2004	0.48
0.21	2,250,000	2,250,000	March 21, 2005	1.22
0.25	25,000	25,000	March 28, 2005	1.24
0.10	1,000,000	1,000,000	January 23, 2007	3.07
0.10	1,125,000	960,000	February 17, 2008	4.13

	5,000,000	4,835,000

During the year ended December 31, 2003, the company granted 1,125,000 stock options to non-employees and the related compensation cost of $47,946 has been recorded in the statement of loss and deficit.

The company granted 1,000,000 stock options to directors in 2002 with a fair value of $80,594; no options were granted to employees or directors in 2003. The company has elected not to follow the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

	2003 $	2002 $

Loss for the year
As reported	269,542	82,995
Compensation expense	-	80,594

Pro forma	269,542	163,589

Basic and diluted loss per share
As reported	0.00	0.00
Pro forma	0.00	0.00

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2003	2002

Expected dividend yield	nil	nil
Average risk-free interest rate	4.27%	3.20%
Expected life	5 years	5 years
Expected volatility	106% to 109%	112%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

8.    Warrants

During the years ended December 31, 2003, 2002 and 2001, the change in warrants outstanding was as follows:

	2003		2002		2001

	Number of warrants	Exercise price $	Number of warrants	Exercise price $	Number of warrants	Exercise price $

At January 1	325,000	0.15	4,000,000	0.20	4,000,000	0.20
Granted	-	-	325,000	0.15	-	-
Exercised	-	-	-	-	-	-
Expired	(325,000)	0.15	(4,000,000)	0.20	-	-

At December 31	-	-	325,000	0.15	4,000,000	0.20

9.    Income taxes

a)

The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2003	2002	2001

Statutory tax rate	37.62%	39.62%	44.62%

	$	$	$

Loss for the year	(269,542)	(82,995)	(660,334)

Provision for income taxes based on statutory rates	101,402	32,883	294,641
Losses for which an income tax benefit has not been recognized and other	(101,402)	(32,883)	(294,641)

	-	-	-

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

	2003 $	2002 $

Capital and non-capital loss carry-forwards	639,188	621,699
Fixed assets and resource properties	70,558	138,537

Total future tax assets	709,746	760,236
Valuation allowance for future tax assets	(709,746)	(760,236)

Net future tax assets	-	-

c)

The company estimates that it has approximately $1.7 million in non-capital losses, expiring between 2004 and 2010, to reduce future taxable income in Canada. The realization of income tax benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

10.   Reversal of accounts payable and accrued liabilities

During the year ended December 31, 2001, $36,800 of accounts payable and accrued liabilities was reversed, and credited to net loss. This amount, which related to past services, was reversed as management was of the opinion that the company does not have any liability in respect of these past services.

11.   Related party transactions

a)

Included in accounts payable and accrued liabilities is $135,361 (2002 - $157,439) due to directors and organizations controlled by directors and, in 2002, also to a law firm in which a previous director is a partner.

b)

The company incurred consulting fees of $60,000 (2002 - $57,000; 2001 - $72,000) for management services provided by directors and officers or organizations controlled by such parties.

12.  Segmented information

The company operates within a single operating segment, which is mineral exploration. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties is as follows:

	2003

	Canada $	Ecuador $	Consolidated $

Fixed assets	992,601	-	992,601
Mineral properties	2,808,154	-	2,808,154

	3,800,755	-	3,800,755

	2002

	Canada $	Ecuador $	Consolidated $

Fixed assets	994,957	-	994,957
Mineral properties	2,849,169	25,000	2,874,169

	3,844,126	25,000	3,869,126

13.  Financial instruments

At December 31, 2003, the recorded amounts for cash and cash equivalents, accounts receivable and reclamation bond approximate their fair values due to the short-term nature of these instruments. The company has concluded that it is not practicable to determine the fair value of its accounts payable and accrued liabilities.

14.  Supplemental cash flow information

During the years ended December 31, 2003, 2002 and 2001, the company conducted non-cash operating, investing and financing activities as follows:

	2003 $	2002 $	2001 $

Non-cash operating activities
Reversal of accrued liabilities	-	-	(18,299)
Shares issued in settlement of accounts payable	-	-	(216,370)

Non-cash investing activities
Reversal of accrued exploration expenditures	-	-	18,299

Non-cash financing activities
Shares issued in settlement of accounts payable	-	-	216,370

	-	-	-

15.  Material differences between Canadian and United States generally accepted accounting principles

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

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2003 $	2002 $	2001 $

Consolidated statements of loss
Loss for the year under Canadian GAAP	269,542	82,995	660,334
Mineral property expenditures for the year (a)	(66,015)	2,409,571	11,203
Exploration costs written off during the year that would have been expensed in the year incurred (a)	-	-	(418,790)

Loss for the year under U.S. GAAP	203,527	2,492,566	252,747

Loss per share under U.S. GAAP	0.00	0.06	0.01

Mineral properties
Balance per Canadian GAAP	2,808,154	2,874,169	2,879,201
Cumulative mineral property expenditures (a)	(2,808,154)	(2,874,169)	(464,598)

Balance per U.S. GAAP	-	-	2,414,603

Shareholders’ equity
Balance per Canadian GAAP	3,406,887	3,628,483	3,711,478
Cumulative mineral property expenditures (a)	(2,808,154)	(2,874,169)	(464,598)

Balance per U.S. GAAP	598,733	754,314	3,246,880

Cash flows

Cash flows from operating activities
Per Canadian GAAP	(29,756)	(39,509)	(165,967)
Exploration expenditures (a)	41,015	5,032	(11,203)

Per U.S. GAAP	11,259	(34,477)	(177,170)

Cash flows from investing activities
Per Canadian GAAP	41,015	5,032	(11,203)
Exploration expenditures (a)	(41,015)	(5,032)	11,203

Per U.S. GAAP	-	-	-

        a)    Resource property and explorations costs

For U.S. GAAP purposes, the company expenses exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

        b)    Impact of Recently Issued Accounting Standards

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, (SFAS No. 149) which is primarily effective for contracts entered into or modified after June 30, 2003. The statement amends Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, (SFAS No. 133) for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of SFAS No. 149 will not impact the company’s financial position and results of operations.

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis being charged to earnings.

The CICA has issued Accounting Guideline 13, “Hedging Relationships”, which establishes certain conditions regarding when hedge accounting may be applied which is effective for the company’s fiscal year beginning January 1, 2004. The company does not expect the adoption of this guideline to have any impact on the company's financial position or results of operations.

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which will be effective for annual and interim periods beginning on or after January 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company does not expect the adoption of this guideline to have any impact on the company’s financial position or results of operations.

16.   Subsequent events

On March, 29, 2004, the company closed a private placement for 5,180,000 shares for gross proceeds of $518,000. Each unit comprises one common share and one share purchase warrant, entitling the holder to purchase an additional common share for 15 cents per unit for a one-year period expiring on March 29, 2005. The common shares issued are subject to a statutory restricted period of four months from the date of issuance expiring July 29, 2004. Following the completion of the private placement, the company has 50,005,688 common shares and 5,180,000 common share purchase warrants issued and outstanding.

(#)

E99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SORBANNES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant t Section 906 of the Sorbannes-Oxley Act of 2002, that:

1.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934, as amended; and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition of the Company.

Date:

June 4, 2004

Signed:

“Len Danard”

President and Chief Executive Officer

E99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SORBANNES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant t Section 906 of the Sorbannes-Oxley Act of 2002, that:

1.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934, as amended; and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition of the Company.

Date:

June 4, 2004

Signed:

“Chris Robbins”

Vice President and Chief Financial Officer