Form 20-F
period 2004-12-31
ANGLO SWISS RESOURCES INC
filed 2005-06-09
CIK 277910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2004

OR

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

Title of Class	Issued and Outstanding as of December 31, 2004
Common Shares Without Par Value	50,005,688

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant €was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X   Item 18

PAGE 1 OF 71 PAGES
THE EXHIBIT INDEX APPEARS ON
PAGE NUMBERED 70

This information set forth in this Form 20-F Annual Report is as at December 31, 2004  unless an earlier or later date is indicated.

References to “Anglo Swiss Resources Inc.” and the “Company” in this Form 20-F Annual Report include any of its subsidiaries except to the extent the context requires otherwise.

Financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 13 to the accompanying Financial Statements of the Company.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F FOR ANGLO SWISS RESOURCES INC.

TABLE OF CONTENTS

INTERPRETATION

2

FORWARD-LOOKING STATEMENTS

2

CURRENCY TRANSLATIONS

2

GLOSSARY OF TERMS

5

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

8

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3.

KEY INFORMATION

8

A.

Selected Financial Data

8

B.

Capitalization and Indebtedness

10

C.

Reasons For The Offer and Use of Proceeds

10

D.

Risk Factors

10

ITEM 4.

INFORMATION OF THE COMPANY

15

A.

History and Development of the Company

15

B.

Business Overview

20

C.

Organizational Structure

22

D.

Property, Plants and Equipment

22

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

40

A.

Operating Results

43

B.

Liquidity and Capital Resources

.46

C.

Research and Development, Patents and Licenses, etc.

46

D.

Trend Information

46

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

46

A.

Directors and Senior Management

46

B.

Compensation

47

C.

Board Practices

50

D.

Employees……………………………………………………………………………50

E.

Share Ownership

50

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

52

A.

Major Shareholders

52

B.

Related Party Transactions

53

C.

Interests of Experts and Counsel

53

ITEM 8.

FINANCIAL INFORMATION

53

A.

Consolidated Statements and Other Financial Information

53

B.

Significant Changes

53

ITEM 9.

THE OFFER AND LISTING

54

A.

Offer and Listing Details

54

B.

Plan of Distribution

55

C.

Markets….

55

D.

Selling Shareholders

56

E.

Dilution

……………………………………………………………………………56

F.

Expenses of the Issue

56

ITEM 10.

ADDITIONAL INFORMATION

56

A.

Share Capital

56

B.

Memorandum and Articles of Association

57

C.

Material Contracts

58

D.

Exchange Controls

59

E.

Taxation….

61

F.

Dividends and Paying Agents

67

G.

Statements by Experts

67

H.

Documents on Display

67

I.

Subsidiary Information

67

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK                                                                                                   67

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

67

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

67

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS  AND USE OF PROCEEDS

68

ITEM 15.

CONTROLS AND PROCEDURES

68

PART II8

ITEM 16  RESERVED

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

68

ITEM 16B.  CODE OF ETHICS……...…………………………………………………………68

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES & SERVICE……………………………….70

ITEM 17.

FINANCIAL STATEMENTS

70

ITEM 18.

FINANCIAL STATEMENTS

70

ITEM 19.

EXHIBIT                                                                                                                      70

SIGNATURES ………….………………………………………………………….72

CERTIFICATES………………………………………………………………...72/73

EXHIBIT INDEX………………………………………………………………..…70

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

The Company has had PricewaterhouseCoopers, LPP, Chartered Accountants (“PWC”) act as their auditors since 1981.  PWC has offices at 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.  PWC are appointed annually by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the PCAOB.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian GAAP.  The Reorganization, effective November 28, 1997, resulted in the Company, a former subsidiary of ASII, becoming the parent company and ASII and its other subsidiaries become the subsidiaries of the Company.  This transaction was a reorganization of existing companies and had no impact on the financial statements except for authorized capital of the Company which is now 900,000,000 shares. The information in the tables was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under ITEM 5. Operating and Financial Review And Prospects.   Results for the period ended December 31, 2004 are not necessarily indicative of results for future periods.

Selected Financial Data Prepared in accordance with Canadian GAAP

Item	Dec. 31/04	Dec, 31/03	Dec, 31/02	Dec.31/01	Dec. 31/00
(a) Interest income	$1,005	$888	$90,456	$3,512	$7,161
(b) Net earnings (loss)	$(427,123)	$(269,542)	$(82,995)	$(660,334)	$(254,087)
(c) Net earnings (loss) per common share	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.01)
(d) Total assets	3,959,764	$3,843,615	$3,899,540	$3,946,930	$4,573,058
(e) Total long-term debt	NIL	NIL	NIL	Nil	Nil
(f) Net Assets	3,645,071	$3,406,887	$3,628,483	$3,711,478	$4,116,442
(g) Capital Stock	11,545,745	$11,224,585	$11,224,585	$11,185,585	$10,969,215
(h) No. of Common Shares	50,005,688	44,825,688	44,825,688	44,500,688	42,697,606

Note 15 of the financial statements of the Company included herein sets forth the differences were such information to be presented in accordance with U.S. GAAP.

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec. 31/04	Dec, 31/03	Dec, 31/02	Dec. 31/01	Dec. 31/00
(a) Interest income	$1,005	$888	$90,456	$3,512	$7,161
(b) Net earnings (loss)	$(380,289)	$(178,527)	$(2,492,566)	$(252,747)	$(313,024)
(c) Net earnings (loss) per common share	$(0.01	$(0.01)	$(0.06)	$(0.01)	$(0.01)
(d) Total assets	1,198,444	$1,035,461	$1,025,371	$3,482,332	$3,700,873
(e) Total long-term debt(1)	NIL	NIL	NIL	Nil	Nil
(f) Net Assets	$883,751	$598,733	$754,314	$3,246,880	$3,244,257
(g) Capital Stock	11,545,745	$11,224,585	$11,224,585	$11,185,585	$10,969,215
(h) No. of Common Shares	50,005,688	44,825,688	44,825,688	44,500,688	42,697,606

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On May 31, 2005 the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $.0.7993 (US $1.00 = CDN $1.2510.

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	April 2005	March 2005	February 2005	January 2005	December 2004	November 2004
High for Period	1.2569	1.2462	1.2566	1.2470	1.2467	1.2274
Low for Period	1.2147	1.2019	1.2299	1.1948	1.1796	1.1746

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	2004	2003	2002	2001	2000
Average for the period	1.3015	1.4014	1.5703	1.5484	1.4852

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

Sales and Refining

If production is achieved, gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Doré bars,that may be produced by the Company’s future mining operations would be refined by a commercial refinery, and the gold and silver produced would subsequently be purchased on a competitive basis.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse affect is likely to result if the Company lost the services of any refiner. Because of the large number of available gold purchasers, the Company believes that it is not dependent upon the sale of gold to any customer, the loss of which would have material adverse affect on the business of the Company.

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

The Company currently does not have sufficient financial resources to undertake all of its planned exploration programs and meet its general and administrative expenses budgeted through the current fiscal year ending 2005.  The Company completed a private placement of $518,000 in 2004 through the issuance of common shares.  SEE ITEM 17. FINANCIAL STATEMENTS – Note 7. The development of the Company’s properties in the future will still depend upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of December 31, 2004, was $8,479,677. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The Company’s potential mining and processing operations and exploration activities in Canada are subject to various federal and provincial and state laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

On December 9, 1997, the Company Common Shares were listed for trading on the Montreal Exchange in substitution for the ASII Common Shares.  On October 1, 2001 the Company’s shares began trading on the Canadian Venture Exchange (“CDNX”), subsequent to an agreement negotiated between the CDNX and the Montreal Exchange whereby, as approved by the regulatory authorities, the Montreal Exchange ceased operations as an equity exchange. On May 1, 2002 the CDNX changed its name to the TSX Venture Exchange. As at May 31, 2005, there were 50,055,688 common shares of the Company issued and outstanding.

The Company’s head office and principal office address is located at 837 West Hastings Street, Suite 1904, Vancouver, British Columbia, Canada, V6C 3N7.  The registered office of the Company is located at 700 West Georgia Street, Suite 2600, Vancouver, British Columbia, Canada, V7Y 1B3.

The Company is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its primary assets are the Kenville Mine Property and the Blu Starr Property, both located in south eastern British Columbia, between Nelson and Castlegar. The Company staked a number of mineral claims in south eastern British Columbia during 2004, collectively known as the McAllister group for further gemstone exploration.  The Company expanded the number of claims on January 12 and 13, 2005.  See ITEM 4.D Information of the Company – Property, Plants and Equipment for a more complete description of this property.

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

During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture Agreement (“OJVA”) to explore the Kenville Mine property effective August 29, 2003.  The optionees may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($65,000 paid to date) and expending $700,000 over the three year exploration period, ending August 29, 2006.  The optionee may at any time during this term, elect to form a Joint Venture to put the property back into production by expending the total $800,000. At the time of this report the OJVA group has not incurred any expenditures at the mine site; the final option payment of $35,000 is due August 29, 2005.

 The Kenville Mine will be subject to a detailed geological evaluation to determine current and prospective ore reserves in accordance with National Instrument 43-101.  Surface and underground exploration programs are being evaluated in conjunction with the $700,000 exploration requirement under the OJVA.

➢

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

➢

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

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property, subsequently amended it on May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”) and has since lapsed on April 30, 2003. Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn another 10% working interest in the Property. The Company has not received any documentation or communication from Hampton Court since 2003 in regards to their overall interest in the Blu Starr Property.  Hampton Court is currently undergoing corporate restructuring..

The Company intends to perform drilling and trenching of the alluvial gravels  within the placer claims on the valley floor by year-end 2005.  Hampton Court elected not to participate within the placer claims; therefore the Company holds 100% rights to these placer claims.

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

➢

Evaluation of the alluvial gravels for economic concentrations of gemstones by trenching and churn drilling including gemstone grading and selection, and

➢

Bulk sampling of the numerous showings of sapphire, iolite and garnet for preliminary bench-scale test-work directed toward gemstone extraction from the matrix including gemstone selection and grading.

Less than 10% of the Blu Starr property has been explored and mapped to date.

The Kenville Mine Property (located within 40 kilometers of the Blu Starr Property) is available as a processing plant for the extraction, sorting and grading of the rough gemstones, thereby reducing considerably the processing costs for the Company and Hampton.

During the years ended December 31, 2004 and 2003 no further work was done on the Blu Starr Property.  The mineral claims are in good standing for a number of years, ranging from 2007 to 2011 due to the expenditures incurred by Hampton Court during May 1, 2000 through April 30, 2003.

The 1852 acres of placer claims have been evaluated for their mineralogical and gem potential. Recommendations from the 2001 and 2002 exploration seasons include a drill program of 12 holes plus 500 meters of trenching to sample geophysical anomalies and 23 bulk samples to evaluate fluvial zones targeted on two separate terraces.  A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

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

Before during and after the fiscal year ended December 31, 2004, the Company was engaged in continued exploration of its gold properties in British Columbia and simultaneously, a precious/semi-precious gemstone/graphite property,,and the newly acquired McAllister Group for diamond potential; all located in south-eastern British Columbia.

The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.  The increase in the price of gold to over US$420 per ounce and an overall improvement in the outlook for the mining industry presented the Company an opportunity to complete a private placement of $518,000 consisting of 5,180,000 common shares and 5,180,000 share purchase warrants exercisable at $0.15 per share until March 29, 2005 in the first quarter of 2004. The Company extended the expiry dates of the warrants through to September 29, 2005 on March 24, 2005.  The Company used these funds for general working capital, continued exploration of its properties and the staking of additional amineral claims all located in south eastern British Columbia.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. The Company has a working capital deficiency of $140,213 at December 31, 2004; the Company expects to require additional financing in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. FINANCIAL INFORMATION – Liquidity and Capital Resources.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral resource properties owned by each of the Company’s subsidiaries:

*. Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton was to earn another 10% working interest in the Property. The total expenditures to date are pending joint review to determine Hampton’s position in regards to Phase II.  Hampton Court did not proceed with Phase III; the Joint Participation Agreement lapsed on April 30, 2003.  Hampton Court elected not to participate with the placer claims; therefore the Company holds 100% rights to these 13 claims.  SEE ITEM 4A. - HISTORY AND DEVELOPMENT OF THE COMPANY.

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

The Company owns directly the Kenville Mine Property, the Blu Starr Property and the newly acquired McAllister group while Canadamin S.A. owned the Catamayo River Property and had an option to earn a 75% interest in the Nuevo Playas Property. There has been no recent work undertaken since 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimated a net recoverable amount of equipment located in Ecuador of $25,000, and has written off this amount in the year ended December 31, 2003, as the Company was unsuccessful in its attempts to sell the equipment.  The Company has divested itself of its subsidiaries, “Canadamin S.A. and Anglo Swiss International Holdings Inc.

The Kenville Mine Property consists of 15 Crown granted and 10 staked mineral claims and three parcels of deeded fee simple surface Property and is held by the Company.   Although 409556 was the previous owner of the Kenville Mine Property, the Reorganization, effective November 28, 1997, has transferred the Kenville Mine Property directly to the Company.

N
W
E
S
Trutch
Pink Mountain
Fort St. John
Chetwynd
Dawson
ALBERTA
New Hazelton
Terrace
Houston
BRITISH COLUMBIA
Kitimat
Vanderhoof
Prince George
Kemano
McBride
Quesnel
Ocean Falls
Bella Coola
Williams Lake
Tatla Lake
Clearwater
100 Mile House
Golden
Revelstoke
Port Hardy
Port McNeill
Cache Creek
Kamloops
Salmon Arm
Vancouver Island
Campbell River
Powell River
Merritt
Kelowna
Courtenay
North Vancouver
Princeton
Penticton
Port Alberni
Burnaby
Vancouver
Kenville Mine Property
Ucluelet
Nanaimo
Richmond
Duncan
Saanich
Victoria
UNITED STATES

Anglo Swiss Industries Inc.
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

During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture  Agreement  (“OJVA”) to explore the Kenville Mine property effective August 29, 2003.  The optionees may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($65,000 paid todate) and expending $700,000 over the three year exploration period, ending August 29, 2006.  The optionee may at any time during this term, elect to form a Joint Venture to put the property back into production by expending the total of $800,000.  At the time of this report the OJVA group has not incurred any expenditures at the mine site; the final option payment of $35,000 is due August 29, 2005.

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

Permitting

The Company has obtained all permits, approvals and bonding required to enable it to carry on exploration  activity at the Kenville Mine Property.  At the time of this report a work program is in place allowing for 2 kilometers of access road to be logged and cleared and 1000 meters of trenching in the area of the anomalous zone, previously discovered by Teck Exploration. The access road was completed in 2004 in preparation for trenching and drilling on this relatively unexplored area of the property.  A verbal agreement with the OJVA group provided for the road to be completed; all exploration at the Kenville property is the responsibility of the optionees; as per the terms and conditions of the OJVA until August 29, 2006.

The Kenville Mine will be subject to a detailed geological evaluation to determine current and prospective ore reserves in accordance with National Instrument 43-101.  Surface and underground exploration programs are being evaluated in conjunction with the $700,000 exploration requirement under the OJVA.

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

Exploration – Recent Results

The 2 kilometres of logging road was completed during 2004 at the Kenville property.  The logging was undertaken to build a road system in preparation for trenching and a drill program on a relatively unexplored area of the property.  A verbal agreement with the OJVA group provided for the road to be built; all exploration at the Kenville property is the responsibility of the optionees, as per the terms and conditions of the OJVA until August 29, 2006.

The Company has maintained the property with a caretaker on-site throughout the last four years.   The majority of the property is crown granted land; while the 10 staked mineral claims that partially comprise the Kenville Mine Property are in good standing through 2006.

During the year ended 2004 the Company received $91,561 consisting of $56,561 from the logging activities at the Kenville Mine property and $35,000 from the OJVA anniversary payment.  The logging of the access road was completed within the same year. These sums were not recorded as revenue but were booked as cost recoveries related to the Kenville property. See Note 6. to the accompanying Financial Statements of the Company.

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

With respect to the 3 Phases, the Blu Starr Joint Participation Agreement (expired April 30, 2003)  contemplated as follows:

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

Hampton has completed its participation in Phase I of the evaluation of the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn an additional 10% working interest in the Property. The Company has not received any documentation or communication from Hampton Court since 2003 in regards to their overall interest in the Blu Starr Property.  Hampton Court is currently undergoing corporate restructuring.  This agreement lapsed on April 30, 2003. Hampton had previously elected not to participate in the placer mineral claims, accordingly the Company owns 100% of the 13 placer claims representing over 1600 acres.

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

  The following map shows the location of the Blu Starr and McAllister Property.

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

Geology

The following discussion of the geology of the Blu Starr Property is based upon a 1995 Report by Dr. Marylou Coyle, P.Geol., a 1996 Report by Kathleen Dixon, P.Geol. and Guylaine Gauthier.    The Report was prior to the Canadian Securities Administrators “NI 43-101 Standards of Disclosure for Mineral Projects” and does not meet the new disclosure requirements in that regard.

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

The two samples taken together contained more than 100,000 rough carats of iolite crystal, a small percentage of which may be of gem quality.  The samples are currently stored at the Company’s Kenville property  in Nelson, British Columbia.

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

Permitting

Sufficient work was undertaken in 2000 through 2002 on the staked mineral claims and has been banked forward to provide the Company control of these 188 mineral claims through 2007 up to 2011.

Anglo Swiss filed a Notice of Work in 2004 and received a permit to perform drilling and trenching of the alluvial terraces held within 13 placer claims overlain on the Blu Starr mineral staked claims. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed to 2005 as the Company focused all its efforts on the acquisition of the McAllister property.

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

McAllister Group – Diamond Exploration

The Company acquired 100% of 31,000 hectares in a contiguous claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme. Anglo Swiss originally staked two adjoining claims in June of 2004 (McAllister & Pipe) and then added the K1 – K4 claims in November.  Initial work focused on the McAllister claim due to its physical attributes recognised from a helicopter.  One specimen was collected and submitted for petrographic analysis.

 The Company also believes that a second diatreme has been identified approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area.  A work program for the 2005 season is currently being developed by the Company’s geologist.

Iva Fern Option Agreement

The Company entered into an option to purchase agreement dated February 1, 2005 to acquire the Iva Fern group of claims made up of two Crown-granted mineral claims and three reverted Crown-granted claims. The claims are situated within the company's 31,000-hectare McAllister claim group in southeastern British Columbia and complement the existing holdings.

The option to purchase agreement, received regulatory approval on February 16, 2005, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the agreement, ending Feb. 1, 2010.  To date a payment of $5,000 and 50,000 common shares has been paid by the Company to the Iva Fern principals.  A work program for the 2005 season is currently being developed by the Company’s geologist.

Due to the early stage of these staked mineral claims the Company will be developing a NI 43-101 compliant Geological Report which will also disclose any geological assessments available in this area and proposed work programs for the 2005 season.

Riley Property (Forfeited in 1999)

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

Ecuador Properties –Catamayo and Neuvo Playas (Forfeited in 2001)

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

Mineralization

The following discussion of the mineralization found on the Catamayo River Property is based upon a 1997 Report by Geoffrey Garcia, Professional Geologist and updated by Mr. James W. Laird, the Company’s Manager of Exploration from February 1997 to September 1999.  The Report was prior to the Canadian Securities Administrators “NI 43-101 Standards of Disclosure for Mineral Projects” and does not meet the new disclosure requirements in that regard.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

 Operating results

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2004 and prior, should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 13 of the financial statements of the Company, as well as “Material Differences between Canadian and U.S. Generally Accepted Accounting Principles”, below, set forth the significant measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the fiscal year ended December 31, 2004, the Company was engaged in continued exploration of its gold property in British Columbia and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia and the recent addition of the McAllister Property, a diamond exploration project.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

Fiscal Year ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Anglo Swiss’s general and administrative expenses have been fairly consistent over the past years, although in 2004, cash expenses of  $279,816 were incurred in this regard; an increase of $83,220 compared to $196,596 for the year ended 2003.  Shareholder’s information expense was $53,768 higher in 2004 ($80,972) than the $27,204 expensed in 2003.  The Company was more active in all investor relations departments, taking advantage of the new interest in the market place for mining and junior mining companies.  The Company among other things redesigned its website, contracted with Stockgroup for six months of promotion, advertised in industry print media and aggressively contacted existing shareholders and new contacts.

Travel and promotion activities also increased in 2004 to $17,161 with the new activity  compared to $7,386 for 2003 plus filing fees related to the financing, option grants and permitting of work programs resulted in an increase to $30,079 – 2004, from $9,632 for the year ended December 31, 2003.  Professional fees for the 2004 year were lower at $21,688 than 2003 fees of $46,261, as the Company had litigation in 2003 over the OJVA at the Kenville property which was resolved in 2003.

The Option Joint Venture Agreement on the Kenville property has one anniversary payment of $35,000 remaining, due on August 29, 2005.  The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

General exploration expenses for the fiscal year ended December 31, 2003 were $7,366 compared to $6,740 for the fiscal year ended December 31, 2003.  The bulk of exploration costs were attributed to the annual work required on the placer mineral claims on the Blu Starr property.  The Company believes it has no risk in losing any of its mineral claims as they are all in good standing up to 2006 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year.  The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at 2004 year-end of $167,735 were higher than the 2003 year end cash position of $22,165 due to the private placement completed on March 29, 2004 of $518,000. The balance of its resource properties and the plant and equipment at the Kenville Mine property, is $ 3,766,484 at year-end 2004.

At December 31, 2004 Anglo Swiss had paid up capital of $11,545,745, representing 50,005,688 common shares without par value, and a deficit of $8,479,677 resulting in a shareholder’s equity (or net assets) of $3,959,764 (2003 - $3,843,615).  Anglo Swiss had a working capital deficiency of $140,213 at December 31, 2004.  The Company raised $518,000 in the first quarter of 2004 in a private placement of 5,180,000 units consisting of 5,180,000 common shares and 5,180,000 warrants to purchase an additional 5,180,000 common shares at $0.15 per share, originally exercisable until March 29, 2005, subsequently extended to September 29, 2005.

Anglo Swiss has accounts payable and accrued liabilities of $136,824 at December 31, 2004 (2003 - $135,361) due to directors, organizations controlled by directors.  The Company incurred consulting fees of $60,000 in the year ended December 31, 2004 (2003 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.  The Company paid $35,246 to a law firm in which an officer is a partner of the firm during the year and carries a payable of $67,115 at December 31, 2004 ($0 in 2003) to the same firm.

The net loss for the fiscal year ended December 31, 2004 was $427,123 or $0.01 per share as compared to a net loss for the fiscal year ended December 31, 2003 of $269,542.  The options expensed for the year was $147,307 in 2004 (2003- $47,946) for options set to directors, officers and consultants to the Company attributing to the larger loss for the current year. Increases in shareholder information and filing fees also contributed to the loss.

Fiscal Year ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002.

During the fiscal year ended December 31, 2003, the company recorded simple interest and sundry revenue of $888 compared to the year ended December 31, 2002 of $90,546.  The Company received $90,000 from a private company in return for the right to the timber on two crown granted claims.  The logging took place between May and October of 2002 and was completed the same year. The Company also received a $40,000 payment from the sale of two small land parcels that were owned fee simple by the Company.  The land was in a residential area and were deemed unessential by management to the overall land position on the Kenville.

During the fiscal year ended December 31, 2003 general and administrative expenses were $196,596, which compared favourably to previous years as the Company continued to conserve funds.  Expenses for the fiscal year ended December 31, 2002 were $173,451. The Company has been unable in its attempts to sell the equipment in Ecuador and accordingly, the Company wrote off the related deferred costs of $25,000.

Professional fees for the fiscal year ended December 31, 2003 were $46,261, compared to $23,331 for the fiscal year ended December 31, 2002. The Company incurred additional legal fees related to the option agreement on the Kenville Mine property of $27,970 during 2003.  The Company expects that approximately $25,000 will be incurred annually for accounting, legal and audit fees, with the exception of any material events in future years.

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

General exploration expenses for the fiscal year ended December 31, 2003 were $6,740 compared to $8,294 for the fiscal year ended December 31, 2002.  The bulk of exploration costs were attributed to the annual work required on the placer mineral claims on the Blu Starr property.  The Company has no risk in losing any of its mineral claims as they are all in good standing up to 2006 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year.  The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements.

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

B.

Liquidity and Capital Resources

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2004, the Company was engaged in continued exploration of its gold property in British Columbia and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia and the recent addition of the McAllister Property, a diamond exploration project.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  Based on its cash position of $167,735, the Company has a working capital deficiency of $140,213 at December 31, 2004; the Company expects to require additional financing for the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management reviews annually the carrying value of the Company’s interest in each mineral property to consider whether there are any conditions that may indicate impairment. Where estimates of future cash flows are not available and where exploration results or other information suggests an impairment has occurred, management assesses whether the carrying value can be recovered.  Costs relating to properties abandoned are written off when the decision to abandon is made.  The Company has been unable to continue with the development of its properties in Ecuador since 2000.  Accordingly, the Company wrote down the related deferred costs of $467,390 to $25,000 in 2001, the estimated net recoverable amount of equipment owned by the Company in Ecuador.  The Company wrote off the balance of $25,000 during the year ended December 31, 2003 as it was unsuccessful in its attempts to sell the equipment.

The 2 kilometres of logging road was completed during 2004 at the Kenville property.  The logging was undertaken to build a road system in preparation for trenching and a drill program on a relatively unexplored area of the property.  A verbal agreement with the OJVA group provided for the road to be built; all exploration at the Kenville property is the responsibility of the optionees, as per the terms and conditions of the OJVA until August 29, 2006.

The Company has maintained the property with a caretaker on-site throughout the last six years.   The majority of the property is crown granted land; while the 10 staked mineral claims that partially comprise the Kenville Mine Property are in good standing through 2006.

The Company believes that there is minimal risk in losing any of its mineral claims as they are all in good standing up to 2006 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year.  The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements.

At December 31, 2004, the Company has a working capital deficiency of $140,213. A financing completed in the first quarter of 2004 raised $518,000 and included 5,180,000 share purchase warrants exercisable at $0.15 until March 29, 2005, which were extended to September 29, 2005 on March 24, 2005.  While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Fiscal Year ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003.

As at December 31, 2004 the Company’s current cash assets totalled $167,735 compared to $22,165 at December 31, 2003.  The Company realised two separate sources of cash over this period, the $35,000 anniversary payment from the Option Joint Venture Agreement in place at the Kenville property and $56,561 from logging activities to build 2 kilometers of road on the Kenville property. During this same period the Company’s total liabilities decreased to $314,693 from $436,728 as overdue accounts payable were paid.  Included in accounts payable and accrued liabilities is $136,824, (2003 - $135,361) due to directors and organizations controlled by directors and $67,115 ($107,990 – 2003) to a law firm in which a director is a partner of the firm.  A charge for any possible Corporate Capital Tax is carried of $75,300, which includes principal and interest from 1998 onward and is no longer an ongoing expense other than interest accruals.

The Company’s working capital deficiency was greatly reduced to $140,213 at year end December 31, 2004 compared to a deficit of $408,588 at the year ended December 31, 2003.  Share capital increased in 2004 due to the private placement of $518,000 to $11,545,745, December 31, 2003 showed $11,224,585 in share capital. The Company’s largest cash outflow continues to be the ongoing general and administrative expense for the years, December 31, 2004 at $279,816 and $196,596 for the year ended December 31, 2003. The G&A expenses do not include non-cash items of $147,307 and $47,946 for stock-based compensation for the 2004 and 2003 years respectively and a $25,000 charge in 2003 for the final write down of the Ecuador mineral properties. The Company expects to continue to advance its exploration properties through sourcing partners, thereby conserving its limited working capital.

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

Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings (loss) for the fiscal year ended December 31, 2004 would have been $380,289 and for the fiscal years ended December 31, 2003 and 2002 would have been ($178,527) and ($2,492,566), respectively .  For US GAAP purposes the Company has effective December 31, 2002 expensed $2,409,571, being the acquisition and exploration costs relating to unproven mineral properties and had recoveries of $66,015 in 2003 and $46,834 for the year ended December 31, 2004,.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

 As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Directors and Senior Management	Principal Occupation	Date Appointed to the Board	Common Shares Owned
Leonard R. Danard Vancouver, British Columbia Chief Executive Officer, President and Director	Chief Executive Officer and President of the Company	December 14, 1992	3,950,066
Leroy R.T. Wolbaum Nelson, British Columbia Director	Businessman; Director of several public companies	August 30, 1993	1,549,020
Christopher C. Robbins White Rock, British Columbia Vice President and Director	Vice President of the Company; Businessman	November 25, 1994	1,911,138
Glen Colin Macdonald 905-1600M Beach Avenue Vancouver, British Columbia Director	Professional Geologist	September 28, 2004	NIL

Leonard  R. Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 56 years old.

Christopher C. Robbins

Mr. Robbins is a director and Vice President of the Company.  He has been a director since November 25, 1994 and vice-president since June of 1999.  He has business experience in public relations, corporate governance and financing for over 20 years, both in private and public sectors.  Before his involvement with Anglo Swiss, Mr. Robbins was a consultant to a telecommunications firm, which also went public.  Mr. Robbins is 47 years old.

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville and Blu Starr properties.  Mr. Wolbaum has extensive experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 61 years old.

Glen C Macdonald

Mr. Macdonald is a professional geologist with over 30 years of exploration and mine development experience in the mineral industry.  He has designed and managed exploration campaigns worldwide for both metals and gemstones, and has concentrated primarily on Canadian diamond and gemstone exploration for the past 10 years.  Mr. Macdonald will assume technical responsibility for development of the Company’s gemstone exploration programs. Mr. Macdonald is 56 years old.

B.

Compensation

During the fiscal year ended December 31, 2004, the Company accrued a total  $60,000 in cash compensation to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2004 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

The following table, if required, sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2004, 2003, and 2002,  in respect of the individuals who were, at December 31, 2004, the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options granted (#)(2) (f)	Restricted Shares or Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Len Danard President and CEO	2004 2003 2002	30,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	1,812,500 1,150,000 1,750,000	n/a n/a	n/a n/a	Nil Nil
Chris Robbins Vice President	2004 2003 2002	30,000 30,000 27,000	Nil Nil Nil	Nil Nil Nil	1,712,500 1,150,000 1,650,000	n/a n/a	n/a n/a	Nil Nil
Brian Canfield Secretary	2004 2003 2002	Nil Nil Nil	Nil Nil	Nil Nil	250,000 800,000 800,000	n/a n/a	n/a n/a	Nil Nil

(1)

Fiscal years ended December 31, 2004,  2003, and  2002 .

(2)

Indicates total options held in each of the fiscal periods down.

Option Grants in Last Fiscal Year

The following table, if required, sets forth stock options granted during the fiscal year ended December 31, 2004 to the Named Executive Officers and two Directors:

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Len Danard	Officer	Yes	950,000	$0.10	02/03/2009	NIL
Chris Robbins	Officer	Yes	850,000	$0.10	02/03/2009	NIL
Leroy Wolbaum	Director	Yes	400,000	$0.10	02/03/2009	NIL
Glen C Macdonald	Director	Yes	1,000,000	$0.10	09/28/2009	NIL

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 2004 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

The Named Executive Officers did not exercise any stock options during the fiscal year ended December 31, 2004.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts.

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, ($35,246 – 2004, $0 – 2003 and 2002, $4,331- 2001,) was paid to the law firm where Brian Canfield (corporate secretary of the Company) works, for legal services rendered during the last completed fiscal year. The Company carries a payable of $67,115 to the same firm at year ended December 31, 2004.

The following table, if required, sets forth stock options granted by the Company during the fiscal year ended December 31, 2004 to directors who are not Named Executive Officers of the Company.

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Leroy Wolbaum	Director	Yes	400,000	$0.10	02/03/2009	NIL
Glen C Macdonald	Director	Yes	1,000,000	$0.10	09/28/2009	NIL

The following table, if required, sets forth detail of all exercises of stock options during the fiscal year ended December 31, 2004 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Not required as no options have been exercised in the last five reporting years.

C.

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Len Danard has been a director, President and the Chief Executive Officer of the Company since December 14, 1992.  Leroy Wolbaum has been a director of the Company since August 30, 1993.  Chris Robbins has been a director of the Company since November 25, 1994 and Vice President of the Company effective June 25, 1999.  Brian Canfield has been a director and Corporate Secretary of the Company since June 25, 1999; Mr. Canfield resigned as a director on January 9, 2003. Mr Glen Macdonald became a director on September 28, 2004.

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

D.

Employees

During the fiscal year ended December 31, 2004 the Company had no employees.  The Company utilizes independent consultants and casual labour sporadically when it is undertaking exploration or staking mineral claims. The Joint Participation Agreements (expired April 30, 2003) on the Blu Starr Property in British Columbia required the partner to hire and manage employees as part of their contractual earn in, relieving the Company of this responsibility.  The Option Joint Venture Agreement in place on the Kenville property requires all exploration expenditures to be the responsibility of the optionee. The Company expects to continue to contract out this responsibility to the partners it attracts to its properties.

 E.

Share Ownership

See Item 6.A Directors, Senior Management and Employees – Directors and Senior Management for a summary of all common shares of the Company held by the directors and senior management.

The following table sets forth a summary of the details of all options to purchase shares of the Company held by directors and senior management as at December 31, 2004.

Optionee	Shares Under Option	Exercise Price	Date of Expiry
Len Danard Director	950,000 400,000 462,500	$0.10 $0.10 $0.21	February 12, 2009 January 23, 2007 March 21, 2005
Chris Robbins Director	850,000 400,000 462,500	$0.10 $0.10 $0.21	February 12, 2009 January 23, 2007 March 21, 2005
Leroy Wolbaum Director	400,000 200,000 500,000	$0.10 $0.10 $0.21	February 12, 2009 January 23, 2007 March 21, 2005
Brian Canfield Secretary	250,000	$0.21	March 21, 2005
Glen C Macdonald Director	1,000,000	$0.10	September 28, 2009
TOTAL	5,875,000

  Consultants and employees of the Company hold an aggregate of 1,125,000 options to purchase shares at  $0.10  until February 17, 2008.

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

As at May 17, 2005 and except for the officers and directors as a group (as summarized in Item 6.E Directors, Senior Management and Employees – Share Ownership), the Company is aware of the following persons or groups of persons which are registered as owning more than 10% of the Company’s issued and outstanding common shares.

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	CDS & Co.	30,103,919	60.14
Common Shares	Cede & Co.	7,150,419	14.28

(1) No officer or director individually owns or controls more than 10% of the Company’s shares.

The total number of common shares owned, directly or indirectly, by officers and directors of the Company as a group, are as follows:

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	Officers and Directors as a group	7,250,224	14.48

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at May 18, 2005 there were 50,055,688 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 2856 registered holders of the Company’s common shares resident in the United States, holding an aggregate 7,976,080 common shares.  This number represents approximately 15.93% of the total issued and outstanding common shares of the Company as at May 18, 2005.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2004, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2004 which contain an Audit Report dated April 18, 2005, Balance Sheets as of December 31, 2004 and 2003, Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2004, 2003, and 2002 statements of Cash flows for the Fiscal Years Ended December 31, 2004, 2003,  and 2002 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange, (formerly known as the CDNX) until May 31, 2005, for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2005 April 2005 March 2005 February 2005 January 2005 December 2004	0.095 0.10 0.17 0.17 0.18 0.105	0.075 0.08 0.09 0.12 0.095 0.08
2004 Fourth Quarter Third Quarter Second Quarter First Quarter	0.145 0.165 0.15 0.185	0.075 0.10 0.09 0.06
2003 Fourth Quarter Third Quarter Second Quarter First Quarter	0.11 0.07 0.085 0.10	0.045 0.05 0.05 0.03
2002	0.13	0.02
2001	0.24	0.04
2000	0.50	0.10

The closing price of the Company’s common shares on the TSX Venture Exchange, on May 31, 2005 was $0.075.

The high and low sale prices (US$) for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2005 April 2005 March 2005 February 2005 January 2005 December 2004	0.065 0.08 0.15 0.104 0.15 0.08	0.05 0.065 0.072 0.086 0.06 0.06
2004 Fourth Quarter Third Quarter Second Quarter First Quarter	0.12 0.119 0.125 0.18	0.06 0.07 0.065 0.081
2003 Fourth Quarter Third Quarter Second Quarter First Quarter	0.10 0.05 0.08 0.08	0.03 0.031 0.04 0.012
2002	0.08	0.012
2001	0.17	0.04
2000	0.32	0.063

The closing price of the Company’s common shares on the Over The Counter Bulletin Board on May 31, 2005 was US$0.065.

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

European Listing

On February 12, 2004 the Company’s shares were quoted on the Berlin Exchange under the symbol “AMO”.  The Company believes the addition of a European listing, in conjunction with the TSX Venture Exchange and the OTC Bulletin Board (ASWRF) listing in the United States is a positive corporate development in our efforts in creating greater worldwide exposure for the Company and its Gold and Gemstone properties.  Europeans have historically been strong supporters and investors in the exploration and development of gold properties and more significantly gemstone exploration throughout the world.  The shares to date appear to be quoted in Euros, but there does not appear to be any significant volumes as of the time of this report.

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

C.

Material Contracts

The Company has not completed any material contracts other than ordinary course of business during the last two fiscal years. Included in this regard, the Company has entered into an option agreement on the Kenville Mine property with a private group of companies and received two payments totalling $65,000.  Other than this payment the Company has seen no significant work or efforts to advance the property under the terms of the agreement at the time of this report.  The Company will await the final anniversary payment date of August 29, 2005 and receiving an approved work program as defined in the Option Joint Venture Agreement .  The agreement allows the optionees to earn up to 70% of the mineral claims over the a three year period; the Company retains 100% ownership of the assets of the surface, facilities, equipment, etc. and accordingly has not considered this agreement material at this time.  If the optionees perform any significant work or enter to complete the $800,000 commitment to form an official Joint Venture Agreement, the Company will then consider it has a material contract. The agreement expires on August 29, 2006 or on the final anniversary payment due date of $35,000 on August 29, 2005.

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

U. S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax proposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokerdealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. At present, the functional currency of the Company is the Canadian dollar. Based on the Company’s overall exchange rate risk as at December 31, 2004, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure. The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 16.

RESERVED

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company at the time of this report does not have an “audit committee financial expert” as defined by the rules of the SEC.  The Company will attempt to attract a person that qualifies as an “expert” in the current fiscal year.  The audit committee members through their collected experience do meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors.  Both members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of generally accepted accounting principals, overseeing the preparation, audit and evaluation of financial statements and run private enterprises as individual owners.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures and persons performing similar functions.  A copy of the Company’s Code of Ethics will be made available to any person who requests it in writing to the Company’s head office or through the Company’s principal website at www.anglo-swiss .com.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended December 31, 2004, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers, LLP., the Company’s principal accountant, for the following category of services:

Type of Fees

Amount Paid or Incurred

           Percentage of Services

Audit Fees

$15,000

100%
Audit Related Fees

         -

    -
Tax Fees

         -

    -
All other Fees

         -

    -

Total fees

 $15,000

100%

In respect of work undertaken for the fiscal year ended December 31, 2003, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers, LLP., the Company’s principal accountant, for the following category of services:

Type of Fees

Amount Paid or Incurred

           Percentage of Services

Audit Fees

$15,000

100%
Audit Related Fees

         -

    -
Tax Fees

         -

    -
All other Fees

         -

    -

Total fees

 $15,000

100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees

-

Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year.

Audit-related fees

 -

Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

Tax Fees

-

Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.

All other Fees

-

Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

1.

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 13 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 10 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document	Page Number
Cover Sheet	F1
Management’s Responsibility for Financial Reporting	F2
Auditors’ Report dated April 18, 2005	F3
Balance Sheets as at December 31, 2004 and 2003	F4
Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2004, 2003 and 2002	F5
Statements of Cash Flows for the Fiscal Years Ended December 31, 2004, 2003 and 2002	F6
Notes to the Financial Statements	F7

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

Dated at Vancouver, British Columbia, this 3rd. day of June, 2005.

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

June 3, 2005

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

June 3, 2005

SIGNED “CHRIS ROBBINS”

Chris Robbins, Chief Financial Officer

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

April 18, 2005

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

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) and their report follows.

(signed) Len Danard
(signed) Chris Robbins
Len Danard	Chris Robbins
President and Chief Executive Officer	Vice-President

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Independent Auditors’ Report	Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
To the Shareholders of
Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. (an exploration stage company) as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with generally accepted accounting principles in Canada.

(signed) PricewaterhouseCoopers LLP Chartered Accountants Vancouver, B.C., Canada April 18, 2005

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in note 3. Our report to the shareholders dated April 18, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP Chartered Accountants Vancouver, B.C., Canada April 18, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Anglo Swiss Resources Inc.
(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(expressed in Canadian dollars)
	2004	2003
	$	$
Assets
Current assets
Cash and cash equivalents	167,735	22,165
Accounts receivable	4,446	5,220
Prepaid expenses	2,299	675

	174,480	28,060
Reclamation bond (note 4)	18,800	14,800
Property, plant and equipment (note 5)	1,005,164	992,601
Mineral properties (note 6)	2,761,320	2,808,154

	3,959,764	3,843,615

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11(a))	314,693	436,728

Shareholders’ Equity Capital stock (note 7) Authorized 500,000,000 common shares without par value 400,000,000 preferred shares without par value
Issued
50,005,688 (2003 - 44,825,688) common shares	11,545,745	11,224,585
Warrants (note 9)	196,840	-
Options (note 8)	275,847	47,946
Contributed surplus	106,316	106,316
Deficit	(8,479,677)	(7,971,960)

	3,645,071	3,406,887

	3,959,764	3,843,615

Going concern (note 1)

Approved by the Board of Directors

(signed) Len Danard Director (signed) Leroy Wolbaum Director

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Expenses
Interest and sundry revenue recovery	(1,005)	(888)	(90,456)
Administrative	47,333	30,125	44,963
Consulting fees (note 11(b))	60,000	60,000	57,000
Depreciation	8,699	2,356	3,073
Filing fees	30,079	9,632	6,347
General exploration	7,366	6,740	8,294
Interest	237	1,590	1,293
Professional fees	21,688	46,261	23,331
Shareholders’ information	80,972	27,204	13,795
Stock-based compensation (note 8)	147,307	47,946	-
Transfer agent fees	7,286	6,190	6,149
Travel and promotion	17,161	7,386	9,206
Writedown of mineral properties (note 6)	-	25,000	-

Loss for the year	427,123	269,542	82,995

Deficit - Beginning of year
As previously reported	7,971,960	7,702,418	7,619,423
Stock-based compensation (note 3)	80,594	-	-

As restated	8,052,554	7,702,418	7,619,423

Deficit - End of year	8,479,677	7,971,960	7,702,418

Weighted average number of
shares outstanding	48,771,002	44,825,688	44,812,146

Basic and diluted loss per share	0.01	0.01	0.00

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Cash flows from operating activities
Loss for the year	(427,123)	(269,542)	(82,995)
Items not affecting cash
Depreciation	8,699	2,356	3,073
Writedown of mineral properties	-	25,000	-
Stock-based compensation	147,307	47,946	-

Changes in non-cash working capital
Accounts receivable	774	(726)	3,002
Prepaid expenses	(1,624)	(461)	1,806
Accounts payable and accrued liabilities	(122,035)	165,671	35,605

	(394,002)	(29,756)	(39,509)

Cash flows from financing activities
Net proceeds from issuance of private placement	518,000	-	-

Cash flows from investing activities
Reclamation bond	(4,000)	-	-
Mineral property recoveries - net	25,572	41,015	5,032

	21,572	41,015	5,032

Increase (decrease) in cash and
cash equivalents	145,570	11,259	(34,477)

Cash and cash equivalents -
Beginning of year	22,165	10,906	45,383

Cash and cash equivalents - End of year	167,735	22,165	10,906

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
1	Going concern

At December 31, 2004, the company has a working capital deficiency of $140,213. The company has experienced losses in the current and prior periods and there is an accumulated deficit of $8,479,677. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

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

The company is in the process of exploring its gold and gemstone properties in Canada, and will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title to the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

2	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between these principles and those that would be applied under United States generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 13.

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Anglo Swiss International Holdings Inc. (a Cayman Island company) and Compania Minera Canadamin S.A. (an Ecuadorian company), for the year ended December 31, 2001. The subsidiary companies were dissolved in 2002.

(1)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported. Such estimates and assumptions affect the carrying value of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, affect the rate at which depreciation and amortization are charged to earnings and affect estimates for mine closure and reclamation costs. Other significant estimates made by the company include factors affecting valuations of stock-based compensation, warrants and options. The company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates and these differences could be material.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives of 3 to 10 years using the declining balance method, net of estimated salvage values.

These assets will be written down to the fair value if the carrying value exceeds the estimated net recoverable amount.

Mineral properties

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred until the property to which they relate is placed into production, sold or abandoned or becomes impaired. Option or other payments received in respect of property interests are applied to reduce the carrying value of the properties. The carrying values of mineral properties are, where necessary, written down to the estimated fair value based on discounted estimated future net cash flows.

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

(2)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars) Asset retirement obligations

Effective January 1, 2004, the company retroactively adopted the new standard of accounting for asset retirement obligations, Canadian Institute of Chartered Accountants (CICA) Section 3110. The new standard requires the recognition of a liability for obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made with a corresponding increase in the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year (48,771,002; 2003 - 44,825,688). The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation

The company has a stock option plan which is described in note 8. Effective January 1, 2004, the company adopted the new provisions of CICA Handbook Section 3870 on “Stock-based Compensation and Other Stock-based Payments”, which now require companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the company is required to expense stock options issued to employees and directors. Previously, the company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

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

(3)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
3	Change in accounting policy

The company has a stock option plan which is described in note 8. Effective January 1, 2004, the company adopted the new provisions of CICA Handbook Section 3870 on “Stock-based Compensation and Other Stock-based Payments”, which now require companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the company is required to expense stock options issued to employees and directors. Previously, the company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The company has applied the new provisions retroactively without restatement by a charge to the deficit and a corresponding increase to options in the amount of $80,594 on January 1, 2004 with respect to employee stock options granted in 2002 (note 8). No employee or director stock options were granted in 2003.

4	Reclamation bond

The company has on deposit reclamation bonds of $14,800 with the Bank of Montreal and $4,000 with Vancity Credit Union to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties, respectively. These investments earn interest at the market rate.

(4)

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

5	Property, plant and equipment

				2004

			Accumulated
		Cost	depreciation	Net
		$	$	$
	Mine plant and equipment	1,090,003	105,559	984,444
	Office equipment	29,005	24,062	4,943
	Motor vehicles	19,564	3,787	15,777

		1,138,572	133,408	1,005,164

				2003

			Accumulated
		Cost	depreciation	Net
		$	$	$
	Mine plant and equipment	1,090,003	105,559	984,444
	Office equipment	27,306	23,202	4,104
	Motor vehicles	15,000	10,947	4,053

		1,132,309	139,708	992,601

Mine plant and equipment were not depreciated in 2004, 2003 or 2002 as the equipment was not used.

(5)

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

6	Mineral properties

		Acquisition	Exploration
		costs	expenditures	Total
		$	$	$

	Kenville (a)
	Balance - December 31, 2002	1,562,297	-	1,562,297
	Option payment received	(15,000)	-	(15,000)
	Sale of two land parcels	(40,000)	-	(40,000)
	Expenditures	-	3,891	3,891

	Balance - December 31, 2003	1,507,297	3,891	1,511,188
	Acquisition cost recoveries	(91,561)	-	(91,561)

	Balance - December 31, 2004	1,415,736	3,891	1,419,627

	Blu Starr (b)
	Balance - December 31, 2002	812,306	474,566	1,286,872
	Expenditures	-	10,094	10,094

	Balance - December 31, 2003	812,306	484,660	1,296,966
	Expenditures	-	31,901	31,901

	Balance - December 31, 2004	812,306	516,561	1,328,867

	Catamayo River (c)
	Balance - December 31, 2002	25,000	-	25,000
	Writedown	(25,000)	-	(25,000)

	Balance - December 31, 2003	-	-	-

	McAllister (d)
	Balance - December 31, 2003	-	-	-
	Expenditures	-	12,826	12,826

	Balance - December 31, 2004	-	12,826	12,826

	Total mineral properties - December 31, 2003	2,319,603	488,551	2,808,154

	Total mineral properties - December 31, 2004	2,228,042	533,278	2,761,320

(6)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
a)	Kenville, Canada

The Kenville mineral property together with certain plant and equipment (note 5) is located near Nelson, British Columbia and operated as a gold mine from June to December 1992 whereupon operations were terminated due to insufficient working capital and the mine was placed on a care and maintenance basis. During the year ended May 31, 1997, the company wrote down the plant and equipment to the present carrying value. The company is planning to use the plant and equipment for the processing of high grade gold deposits from Kenville.

During 2002, the company entered into an option agreement and received a $15,000 option payment. Management terminated the agreement in December 2002, due to non-performance by the optionee.

On August 29, 2003, the company re-entered into the 2002 option agreement upon the optionor making a payment of $15,000. The joint venture partner may earn a 70% interest to the mineral rights on the property by paying the company $100,000 and incurring $700,000 of expenditures over a three-year exploration period ending August 29, 2006. Under direction by a court order, the option agreement was extended one year to terminate on August 29, 2005 and 2006 unless the optionor pays the company an additional $35,000 on each date.

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

d)	McAllister, Canada

The company staked a number of mineral claims during 2004 collectively known as the McAllister Group for further gemstone exploration. The company plans to expand the number of claims in 2005.

(7)

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
7	Capital stock
		Common
		shares	Amount
			$
	Balance - December 31, 2002	44,825,688	11,224,585

	Balance - December 31, 2003	44,825,688	11,224,585
	Capital stock issued	5,180,000	321,160

	Balance - December 31, 2004	50,005,688	11,545,745

On March, 29, 2004, the company closed a private placement for 5,180,000 units for gross proceeds of $518,000. Each unit comprises one common share and one share purchase warrant (note 8), entitling the holder to purchase an additional common share for $0.15 for a one-year period expiring on March 29, 2005. The company subsequently extended the expiration date of the 5,180,000 warrants to September 29, 2005.

The proceeds have been allocated to each instrument on a pro rata basis using the total fair value to determine the pro rata allocation.

8 Options

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 7,000,000 common shares. Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.

(8)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

During the years ended December 31, 2004, 2003 and 2002, the change in stock options outstanding is as follows:

		2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Options outstanding -
Beginning of year	5,000,000	0.19	5,375,000	0.22	6,000,000	0.28
Granted	3,200,000	0.10	1,125,000	0.10	1,000,000	0.10
Forfeited/cancelled	(575,000)	0.21	-	-	(825,000)	0.23
Expired	(625,000)	0.66	(1,500,000)	0.25	(800,000)	0.50

Options outstanding -
End of year	7,000,000	0.13	5,000,000	0.19	5,375,000	0.22

Option exercisable -
End of year	5,125,000	0.14	4,835,000	0.19	5,375,000	0.22

At December 31, 2004, the following stock options are outstanding and exercisable:

				Remaining
	Options	Options		contractual
Exercise price	outstanding	exercisable	Expiry date	life
$				(years)

0.21	1,675,000	1,675,000	March 21, 2005	0.22
0.10	1,000,000	1,000,000	January 23, 2007	2.07
0.10	1,125,000	1,125,000	February 17, 2008	3.13
0.10	2,200,000	1,075,000	February 12, 2009	4.12
0.10	1,000,000	250,000	September 28, 2009	4.74

	7,000,000	5,125,000

During the year ended December 31, 2004, the company granted 3,200,000 stock options to employees, directors and non-employees and the related compensation cost of $147,307 has been recorded in the statement of loss and deficit. The estimated fair value of options granted that will vest subsequent to December 31, 2004 is $142,000. This amount is expected to be recorded as compensation expense for the year ended December 31,

2005.

(9)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

The company granted 1,000,000 stock options to directors in 2002 with a fair value of $80,594; no options were granted to employees or directors in 2003. On January 1, 2004, the company adopted the fair value based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

	2004	2003	2002
	$	$	$
Loss for the year
As reported	427,123	269,542	82,995
Compensation expense	-	-	80,594

Pro forma	427,123	269,542	163,589

Basic and diluted loss per share
As reported	0.01	0.01	0.00
Pro forma	0.01	0.01	0.00

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2004	2003	2002

Expected dividend yield	nil	nil	nil
Average risk-free interest rate	3.54%	4.27%	3.20%
Expected life	3 years	5 years	5 years
Expected volatility	108%	106% to 109%	112%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

(10)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars) 9 Warrants

During the years ended December 31, 2004, 2003, and 2002, the change in warrants outstanding was as follows:

		2004		2003		2002

	Number of	Exercise	Number of	Exercise	Number of	Exercise
	warrants	price	warrants	price	warrants	price
		$		$		$

At January 1	-	-	325,000	0.15	4,000,000	0.20
Granted	5,180,000	0.15	-	-	325,000	0.15
Exercised	-	-	-	-	-	-
Expired	-	-	(325,000)	0.15	(4,000,000)	0.20

At December 31	5,180,000	0.15	-	-	325,000	0.15

During the year ended December 31, 2004, the company issued 5,180,000 warrants in connection with a private placement (note 7). Each unit consists of one common share of the company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until March 29, 2005. The warrant expiry date was extended subsequent to year-end until September 29, 2005. The warrants issued were estimated to have a fair value of $196,840 based upon the Black-Scholes model.

10	Income taxes

	a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2004	2003	2002
Statutory tax rate	35.62%	37.62%	39.62%

	$	$	$
Loss for the year	(427,123)	(269,542)	(82,995)

Provision for income taxes based on
statutory rates	152,141	101,402	32,883
Permanent/temporary differences	(35,356)	-	-
Losses for which an income tax
benefit has not been recognized
and other	(116,785)	(101,402)	(32,883)

	-	-	-

			(11)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
b)	Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the company’s future tax assets as of December 31 are as follows:

	2004	2003
	$	$

Capital and non-capital loss carry-forwards	471,613	639,188
Property, plant and equipment and mineral properties	76,686	70,558

Total future tax assets	548,299	709,746
Valuation allowance for future tax assets	(548,299)	(709,746)

Net future tax assets	-	-

	c)	The company estimates that it has approximately $1.5 million in non-capital losses, expiring between 2005 and 2011, to reduce future taxable income in Canada. The realization of income tax benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

11	Related party transactions

	a)	Included in accounts payable and accrued liabilities is $136,824 (2003 - $135,361) due to directors and organizations controlled by directors.

	b)	The company incurred consulting fees of $60,000 (2003 - $60,000; 2002 - $57,000) for management services provided by directors and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12	Financial instruments

At December 31, 2004, the recorded amounts for cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

(12)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

13 Material differences between Canadian and United States generally accepted accounting principles

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

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2004	2003	2002
	$	$	$

Consolidated statements of loss
Loss for the year under Canadian GAAP	427,123	269,542	82,995
Mineral property expenditures for the year (a)	(46,834)	(66,015)	2,409,571
Exploration costs written off during the year
that would have been expensed in the year
incurred (a)	-	(25,000)	-

Loss for the year under U.S. GAAP	380,289	178,527	2,492,566

Loss per share under U.S. GAAP	0.01	0.00	0.06

Mineral properties
Balance per Canadian GAAP	2,761,320	2,808,154	2,874,169
Cumulative mineral property expenditures (a)	(2,761,320)	(2,808,154)	(2,874,169)

Balance per U.S. GAAP	-	-	-

Stock options and warrants
Under Canadian GAAP	472,687	47,946	-
Stock-based compensation (b)	(80,594)	-	-

	392,093	47,946	-

Deficit
Under Canadian GAAP	(8,479,677)	(7,971,960)	(7,702,418)
Stock-based compensation (b)	80,594	-	-
Cumulative mineral property expenditures (a)	(2,761,320)	(2,808,154)	(2,874,169)

Deficit - under U.S. GAAP	(11,160,403)	(10,780,114)	(10,576,587)

(13)

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$
Cash flows
Cash flows from operating activities
Per Canadian GAAP	(394,002)	(29,756)	(39,509)
Exploration expenditures (a)	25,572	41,015	5,032

Per U.S. GAAP	(368,430)	11,259	(34,477)

Cash flows from investing activities
Per Canadian GAAP	21,572	41,015	5,032
Exploration expenditures (a)	(25,572)	(41,015)	(5,032)

Per U.S. GAAP	(4,000)	-	-

a)	Mineral property and exploration costs

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

b)	Accounting for stock-based compensation

Effective January 1, 2004 for Canadian GAAP, the company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Adoption of CICA 3870 was applied retroactively, without restatement, as permitted by the standard. For U.S. GAAP purposes, the company adopted Statement of Financial Accounting Standards (SFAS) 148, “Accounting for Stock-based Compensation Transition and Disclosure”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. For U.S. GAAP, effective January 1, 2004, the company applied the modified prospective method of adoption included in SFAS 148 which recognizes stock-based employee compensation for 2004 as if the fair value based accounting method in this statement had been used to account for all employee awards granted, modified or settled in fiscal years beginning after December 14, 1994. Since all stock options granted from that date to January 1, 2004 vested immediately, application of the modified prospective method for U.S. GAAP purposes in 2004 did not have any additional impact on the stock-based compensation charge for 2004 or on total shareholders’ equity under U.S. GAAP.

(14)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
c)	Impact of Recently Issued Accounting Standards

Accounting standards that the company expects to adopt subsequent to December 31, 2004 on a prospective basis when applicable include the following:

Financial instruments - recognition and measurement, hedges, and comprehensive income

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available for sale”. Changes in the fair value should be recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the income statement. The result of applying this standard is that income from these investments will be reported in the income statement as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a fiscal year and only if the company has not already issued interim financial statements that cover part of the year. The company does not foresee any significant effects on implementation.

Whether mineral rights are tangible or intangible assets

Effective for reporting periods beginning after April 29, 2004, the United States Emerging Issues Task Force (EITF) released Issue No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets.” The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The company will comply with the issue in the future as required.

Mining assets - impairment in business combinations

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, “Mining Assets: Impairment and Business Combinations.” The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. It should also anticipate fluctuations in market prices when determining these cash flows.

The company will comply with this issue for any future business combination.

(15)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
14	Subsequent events

	a)	McAllister claim group

The company now controls 100% of 31,000 hectares in a single claim group known as the McAllister Group, located 13.5 kilometres southeast of the City of Nelson, British Columbia. The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2003 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where the company discovered its first diatreme.

The company originally staked two adjoining claims in June 2004 (McAllister and Pipe) and then added the K1 - K4 claims in November. Initial work focused on the McAllister claim due to its physical attributes recognized from a helicopter. One specimen was collected and submitted for petrographic analysis.

	b)	Iva Fern option agreement

The company entered into an option to purchase agreement dated February 1, 2005 to acquire the Iva Fern group of claims made up of two Crown-granted mineral claims and three reverted Crown-granted claims. The claims are situated within the company's 31,000-hectare McAllister claim group in southeastern British Columbia and complement the existing holdings.

The option to purchase agreement which received regulatory approval on February 16, 2005, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the agreement, ending February 1, 2010.

	c)	Warrants Extended

The company has extended the expiration date of 5,180,000 warrants to September 29, 2005. The warrants were part of a private placement that closed on March 29, 2004. Each share purchase warrant now entitles the holder to purchase an additional common share for $0.15 until September 29, 2005.

(16)

E99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SORBANNES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant t Section 906 of the Sorbannes-Oxley Act of 2002, that:

1.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934, as amended; and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition of the Company.

Date:

June 3, 2005

Signed:

“Len Danard”

President and Chief Executive Officer

E99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SORBANNES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant t Section 906 of the Sorbannes-Oxley Act of 2002, that:

3.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934, as amended; and

4.

The information contained in the annual report fairly presents, in all material respects, the financial condition of the Company.

Date:

June 3, 2005

Signed:

“Chris Robbins”

Vice President and Chief Financial Officer