Form 20-F
period 2005-12-31
ANGLO SWISS RESOURCES INC
filed 2006-05-30
CIK 277910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR.

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2005

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the transition period from ______________ to_______________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
(Date of event requiring this shell company report)

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

Title of Class	Issued and Outstanding as of December 31, 2005
Common Shares Without Par Value	67,402,688

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X    No

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer ____

Accelerated filer ____

Non-accelerated filer   X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X   Item 18

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____ No  X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ____ No ____  Not Applicable X

This information set forth in this Form 20-F Annual Report is as at December 31, 2005 unless an earlier or later date is indicated.

References to “Anglo Swiss Resources Inc.” and the “Company” in this Form 20-F Annual Report include any of its subsidiaries except to the extent the context requires otherwise.

Financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 12 to the accompanying Financial Statements of the Company.

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

Critical Accounting Estimates

A summary of all the Company’s significant accounting policies is included in Note 2 to the annual financial statements for the year ended December 31, 2005.

Management is required to make assumptions and estimates that affect the valuation of its mineral properties.  The carrying value of each property in the exploration or development stage is evaluated as to the project economics, including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company or others.  The review of the carrying value of each producing property is made by reference to the estimated future operating results and net cash flows.  When the carrying value of a property exceeds its estimated net recoverable amount, provision is made for the decline in value.

Acquisition costs of mineral properties and development expenditures thereon are capitalized.  Costs incurred for general explorations that do not result in the acquisition of mineral properties with ongoing exploration or development potential are charged to operations.  Costs relating to properties abandoned are written off when such decision is made.  When production is attained, the capitalized costs will be amortized using the unit of production method based upon estimated proven and probable recoverable reserves.

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each balance sheet date.  Future income tax assets also result from unused loss carry forwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The Company follows the provisions of CIC Handbook Section 3870, which requires the fair value based method to be used for all stock-based awards. As a result, the Company is required to expense stock option benefits issued to employees and directors based on their vesting provisions.  Accordingly, the fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to options, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.  Option pricing models require the input of highly subjective assumptions regarding the expected volatility.  Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of the grant or thereafter.

CURRENCY TRANSLATIONS

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  See  Item 3.A  Key Information - Selected Financial Data for a summary of key exchange rates.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F FOR ANGLO SWISS RESOURCES INC.

TABLE OF CONTENTS

INTERPRETATION

2

FORWARD-LOOKING STATEMENTS

2

CURRENCY TRANSLATIONS

3

GLOSSARY OF TERMS

6

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

10

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3.

KEY INFORMATION

10

A.

Selected Financial Data

10

B.

Capitalization and Indebtedness

12

C.

Reasons For The Offer and Use of Proceeds

12

D.

Risk Factors

12

ITEM 4.

INFORMATION OF THE COMPANY

18

A.

History and Development of the Company

18

B.

Business Overview

22

C.

Organizational Structure

24

D.

Property, Plants and Equipment

25

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

47

A.

Operating Results

47

B.

Liquidity and Capital Resources

.51

C.

Research and Development, Patents and Licenses, etc.

55

D.

Trend Information

55

E.

Off-Balance Sheet Arrangements

55

F.

Tabular Disclosure of Contractual Obligations

55

G.

Safe Harbour

55

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

53

A.

Directors and Senior Management

55

B.

Compensation

56

C.

Board Practices

59

D.

Employees

60

E.

Share Ownership

60

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

62

A.

Major Shareholders

62

B.

Related Party Transactions

62

C.

Interests of Experts and Counsel

63

ITEM 8.

FINANCIAL INFORMATION

63

A.

Statements and Other Financial Information

63

B.

Significant Changes

63

ITEM 9.

THE OFFER AND LISTING

63

A.

Offer and Listing Details

63

B.

Plan of Distribution

65

C.

Markets

….

65

D.

Selling Shareholders

66

E.

Dilution

66

F.

Expenses of the Issue

66

ITEM 10.

ADDITIONAL INFORMATION

67

A.

Share Capital

67

B.

Memorandum and Articles of Association

67

C.

Material Contracts

69

D.

Exchange Controls

70

E.

Taxation

….

72

F.

Dividends and Paying Agents

78

G.

Statements by Experts

78

H.

Documents on Display

78

I.

Subsidiary Information

79

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

79

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

79

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

79

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

79

ITEM 15.

CONTROLS AND PROCEDURES

79

ITEM 16  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

80

ITEM 16B.  CODE OF ETHICS

80

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES & SERVICE

80

ITEM 16D.

 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

81

ITEM 16E.   PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

81

PART III

ITEM 17.

FINANCIAL STATEMENTS

81

ITEM 18.

FINANCIAL STATEMENTS

81

ITEM 19.

EXHIBIT INDEX

82

SIGNATURES

          83

CERTIFICATES

     84/85

GLOSSARY OF TERMS

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

alluvial:  A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold.

alluvial diamonds: diamonds found in river sediments.

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

bedrock: the solid rock under deposits of gravels, sands, soil and silt.

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

corundum:  An aluminium oxide, A1203 occurring commonly as an accessory mineral in the metamorphic rocks, such as crystal-line limestone mica-schist, gneiss.  The coloured and clear varieties form the gems sapphire, ruby, oriental emerald and oriental topaz.

deposit: A coherent geological body such as a mineralized body.

diamondiferous: Containing diamonds.

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

electromagnetic survey (or EM survey): A survey of the conductive properties of rocks. Grade: (to contain a particular) quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

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

kimberlite: An igneous rock of mantle origin occurring in intrusive breccia pipes, which is sometimes diamond bearing.

kyanite:  A natural silicate of aluminum, found in metamorphic rocks.

mantle: The ultramafic layer of the earth beneath the crust.

mineral:  An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

mineral claim:  The portion of mining ground held under law by a claimant.

mineral resource: In-situ mineral occurrence from which valuable or useful minerals may be recovered.

mineralization:  Implication that the rocks contain sulphide minerals and that these could be related to ore.

Option Joint Venture Agreement:  That agreement dated February 10, 1995 between 409556 and Teck Corp. respecting the Kenville Mine Property.

ore:  That part of a mineral deposit which could be economically and legally extracted.

overburden: Material that overlies bedrock.

pipe: A roughly funnel-shaped, approximately vertical extrusion of volcanic breccia and kimberlite that may or may not contain diamonds.

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

prospect: Mineral occurrence with the potential for an economic deposit.

quality: the degree of excellence of a diamond, measured by its weight, colour, purity or clarity and its perfection of proportions and finish.

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

sediment: unconsolidated material, both mineral and organic, that has come to rest on, or is being transported over, the earth's surface by water, wind or ice.

short ton:  A weight of 2,000 pounds.  Also sometimes referred to as a “ton”.

strike:  The direction, that is, the course or bearing of a vein or rock formation measured on a horizontal surface.

Teck Corp.:  Teck Corporation, a Canadian-based, international mining company.

terrace: An alluvial deposit on a flat area of a river or former riverbank. Also known as a bench placer.

ton:  See the definition of “short ton”.

tonne:  A weight of 2,200 pounds.  Also sometimes referred to as a “metric tonne”.

tourmaline:  A complex aluminum silicate of hexagonal crystallization containing boron and other elements.

ultramafic: Igneous rocks of mantle origin with low silica contents.

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

volcanic: Descriptive of rocks originating from volcanic activity.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table summarizes selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian GAAP.  The Reorganization, effective November 28, 1997, resulted in the Company, a former subsidiary of ASII, becoming the parent company and ASII and its other subsidiaries become the subsidiaries of the Company.  This transaction was a reorganization of existing companies and had no impact on the financial statements except for authorized capital of the Company which is now 900,000,000 shares. The information in the tables was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under ITEM 5. Operating and Financial Review and Prospects.   Results for the period ended December 31, 2005 are not necessarily indicative of results for future periods.

Selected Financial Data Prepared in accordance with Canadian GAAP

Item	Dec. 31/2005	Dec. 31/2004	Dec. 31/2003	Dec. 31/2002	Dec.31/2001
(a) Interest income	$874	$1,005	$888	$90,456	$3,512
(b) Net earnings (loss)	$(482,478)	$(427,123)	$(269,542)	$(82,995)	$(660,334)
(c) Net earnings (loss) per common share	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.02)
(d) Total assets	$5,453,577	3,959,764	$3,843,615	$3,899,540	$3,946,930
(e) Total long-term debt	NIL	NIL	NIL	NIL	Nil
(f) Net Assets	$4,985,299	$3,645,071	$3,406,887	$3,628,483	$3,711,478
(g) Capital Stock	$13,216,707	$11,545,745	$11,224,585	$11,224,585	$11,185,585
(h) No. of Common Shares	67,402,688	50,005,688	44,825,688	44,825,688	44,500,688

Note 12 of the financial statements of the Company included herein sets forth the differences were such information to be presented in accordance with U.S. GAAP.

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec. 31/2005	Dec. 31/2004	Dec, 31/2003	Dec, 31/2002	Dec. 31/2001
(a) Interest income	$874	$1,005	$888	$90,456	$3,512
(b) Net earnings (loss)	$(1,534,161)	$(380,289)	$(178,527)	$(2,492,566)	$(252,747)
(c) Net earnings (loss) per common share	$(0.03)	$(0.01)	$(0.00)	$(0.01)	$(0.01)
(d) Total assets	$1,640,574	$1,198,444	$1,035,461	$1,025,371	$3,482,332
(e) Total long-term debt(1)	NIL	NIL	NIL	NIL	Nil
(f) Net Assets	$1,172,296	$883,751	$598,733	$754,314	$3,246,880
(g) Capital Stock	$13,216,707	$11,545,745	$11,224,585	$11,224,585	$11,185,585
(h) No. of Common Shares	67,402,688	50,005,688	44,825,688	44,825,688	44,500,688

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On May 1, 2006 the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $0.8982 (US $1.00 = CDN $1.1133).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	April 2006	March 2006	February 2006	January 2006	December 2005	November 2005
High for Period	1.1719	1.1724	1.1578	1.1794	1.1754	1.1977
Low for Period	1.1203	1.1322	1.1380	1.1372	1.1427	1.1642

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	2005	2004	2003	2002	2001
Average for the period	1.2135	1.3149	1.4377	1.5715	1.5406

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

Exploration and Development Risks

The Company is engaged in the business of acquiring and exploring mineral properties in the expectation of locating mineral reserves. The Company’s property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company’s business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

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

Environmental and other Regulatory Requirements

The Company’s potential mining and processing operations and exploration activities in Canada are subject to various federal, territorial and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

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

Competition

Significant and increasing competition exists for the limited number of diamond/gemstone/precious and base metals acquisition opportunities available in Canada, the United States and beyond.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive opportunities on terms it considers acceptable.

Currency Fluctuations

The Company maintains its accounts in Canadian Dollars.  The Company’s operations are all situated within Canada and therefore, are not subject to foreign currency fluctuations.  The Company does not at the present, nor in the future plan to engage in foreign currency transactions to hedge exchange rate risks.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of gold and gemstones has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), speculative activities and increased production due to improved mining and production methods. The supply of and demand for diamond/gemstones/precious and base metals is affected by various factors, including political events, economic conditions and production costs in major commodities producing regions and governmental policies.

Sales and Refining

If production is achieved on any of the Company’s properties, the diamonds, gemstones, or precious/base metals can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Doré bars that may be produced by the Company’s future mining operations would be refined by a commercial refinery; and any precious/base metals produced would subsequently be purchased on a competitive basis.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse affect is likely to result if the Company lost the services of any refiner. Because of the large number of available precious/base metals purchasers, the Company believes that it is not dependent upon the sale of its production to any customer, the loss of which would have material adverse affect on the business of the Company.

Sapphires are far less common than diamonds, with large gem quality rubies being anything from 30-50 times rarer than diamonds.  Rubies and sapphires dominate the world gemstone market and account for over 50% of total sales.  The world market for diamonds and precious/semi-precious gemstones is maintained mostly through well established markets throughout the world.

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

The Company currently has minimal financial resources on hand to undertake all of its planned exploration programs and meet its general and administrative expenses budgeted through the current fiscal year ending 2006.  The Company completed a private placement of $734,700 in 2005 and received $160,000 from the exercise of options, both resulting in the issuance of common shares.  SEE ITEM 17. FINANCIAL STATEMENTS – Note 7. The development of the Company’s properties in the future will continue to  depend upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of December 31, 2005, was $8,962,155. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The Company was incorporated under the laws of Canada on June 27, 1995 under the name 3160157 Canada Ltd. as a wholly owned subsidiary of Anglo Swiss Industries Inc. (“ASII”).  On July 12, 1995, it changed its name to “Canadian Sapphire Corporation”.  On October 8, 1997 it was continued as “Anglo Swiss Resources Inc.” under the Company Act.  The continuance was implemented to repatriate the Company as a British Columbia company as the majority of its direct business operations are located in that province.  As a result of the Reorganization, holders of ASII Common Shares automatically became holders of Company Common Shares and the Company automatically became the holder of all the outstanding ASII Common Shares.  This resulted in the Company becoming the new parent company of the Anglo Swiss group of companies.  The financial statements of the Company are, in effect, the same as the financial statements of ASII would appear, if the Reorganization had not taken place.

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

After the Reorganization, Company Common Shares provided their holders with, in all material respects, the same interests in the same assets as those shareholders had through their ASII Common Shares held immediately before the Reorganization.  The financial statements of the Company are, in effect, the same as the financial statements of ASII would appear, if the Reorganization were not carried out.

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

On December 9, 1997, the Company Common Shares were listed for trading on the Montreal Exchange in substitution for the ASII Common Shares.  On October 1, 2001 the Company’s shares began trading on the Canadian Venture Exchange (“CDNX”), subsequent to an agreement negotiated between the CDNX and the Montreal Exchange whereby, as approved by the regulatory authorities, the Montreal Exchange ceased operations as an equity exchange. On May 1, 2002 the CDNX changed its name to the TSX Venture Exchange. As at May 1, 2006, there were 68,402,688 common shares of the Company issued and outstanding.

The Company’s head office and principal office address is located at 837 West Hastings Street, Suite 1904, Vancouver, British Columbia, Canada, V6C 3N7.  The registered office of the Company is located at 700 West Georgia Street, Suite 2600, Vancouver, British Columbia, Canada, V7Y 1B3.

The Company is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its primary assets are the Kenville Mine Property, the Blu Starr Gemstone Property, the McAllister Pipe Property, all located in south eastern British Columbia, between Nelson and Castlegar. The Company also acquired four distinct properties of merit in the Northwest Territories (“NWT”) of Canada for the potential to host diamonds.  The properties are all located in the Slave Craton/Lac de Gras region of the NWT the host to Canada’s first two producing diamond mines.  See ITEM 4.D Information of the Company – Property, Plants and Equipment for a more complete description of these properties.

The Company was involved in gold exploration in Ecuador in 1995 and was actively exploring the Catamayo River Property and the Nuevo Playas Property until 2000 where the poor global markets for mining and precious and base metals forced the Company to abandon itself of all its interests in Ecuador.

As there has been no recent work undertaken since 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimated a net recoverable amount of equipment located in Ecuador of $25,000 and has wrote this amount off during the fiscal year ended December 31, 2003, as the Company was unable in its attempt to sell the equipment.    The Company has divested itself of its subsidiaries, “Canadamin S.A.” and Anglo Swiss International Holdings Inc.  See ITEM 4.C Information of the Company – Organizational Structure and ITEM 4.D Information of the Company – Property, Plants and Equipment.

The Kenville Mine Property is 100% owned by the Company and is located near Nelson, British Columbia.  It was previously owned by 409556, a former wholly-owned subsidiary of the Company, which has now been wound up.  SEE ITEM 4.A History and Development of the Company. On February 10, 1995, 409556 entered into an option joint venture agreement with Teck Corp. (the “Option Joint Venture Agreement”).  The agreement provided Teck Corp. with an option to earn a 70% undivided interest in the Kenville Mine Property within a four year period.  Teck Corp. was able to exercise its option by making cash payments of $100,000 to 409556 and by expending $700,000 on exploration of the Kenville Mine Property.

On January 22, 1997, Teck Corp. informed 409556 of its intention not to continue with its option.

The Company entered into a confidentiality agreement with a major mining company on April 16, 1999.  The agreement allowed this company to perform its due diligence and a geological assessment of the Kenville Mine Property.  This Agreement was terminated on March 2, 2000.

During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture Agreement (“OJVA”) to explore the Kenville Mine property effective August 29, 2003.  The Optionees to the OJVA may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($100,000 received, non-refundable prior to August 29, 2005) and expending $700,000 over the three year exploration period, by August 29, 2006.  The Optionee may at any time during this term, elect to form a Joint Venture to put the property back into production by expending the balance of $700,000.

Exploration on the Kenville Mine property was initiated on August 16, 2005 thru November 10, 2005 on the Kenville Mine property under the terms of the OJVA.  Work consisted mainly on the west side of Eagle Creek and consisted of geochemical soil sampling and excavator trenching, extensive compilation of decades of data by numerous operators, and GPS mapping of the property.  The Company has received approval from the Ministry of Energy and Mines for the OJVA’s 2006 work program, exploration is expected to re-commence in late April or May of 2006.

Management has received and is reviewing an Assessment Report on the Kenville Mine Property, Physical and Geochemical dated March 5, 2006, by Thomson Geological Consulting on behalf of the Optionees to the OJVA.  The Company has been advised by the Optioness of their intent to complete the required expenditures of $700,000 by August 29, 2006.  Upon receiving notice of completion and a review and acceptance of the qualifying expenditures a formal joint venture will be executed by both parties.

The Blu Starr Gemstone Property is owned by the Company.  On May 16 and May 19, 1995, ASII entered into two option to purchase agreements to acquire 188 mineral claims in the Slocan Mining District of British Columbia representing over 11,000 acres of land.  The Company’s preliminary geological evaluation was conducted by Dr. Marylou Coyle, P.Geol., and confirmed a sapphire showing now referred to as the Blu Starr showing.  Due to the confirmation of this showing, ASII exercised the two option agreements on July 7, 1995 and transferred such claims to the Company (all such claims along with nearby claims and other Property interests the Company has subsequently acquired are commonly referred to in the aggregate as the “Blu Starr Property”).

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

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property, subsequently amended it on May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”) and has since expired on April 30, 2003. Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn another 10% working interest in the Property. The Company has not received any documentation or communication from Hampton Court since 2003 in regards to their overall interest in the Blu Starr Property.  Hampton Court is currently undergoing corporate restructuring.

The Company filed a Notice of Work in 2004 and received a permit to perform drilling and trenching of the alluvial terraces held within the placer claims overlain on the Blu Starr mineral staked claims. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program has been postponed while the Company focused all its efforts on the acquisition of the NWT diamond properties.

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

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and has been optioned to a nearby producer of graphite concentrate.  The option allowed the graphite producer to perform testing and sampling of the graphite discovery by December 31, 2002, and has expired, un-exercised.  Management will not conduct any further exploration of this resource but will monitor the market and success of the local graphite producer.   The graphite discovery is contained within the Blu Starr claim group and is also in good standing for a number of years.

The Company staked a number of mineral tenures known as the McAllister Pipe Property in south-eastern British Columbia for a total of 31,000 hectares in 2004 and 2005 for diamond exploration and optioned the Iva Fern claim group as they were situated within the McAllister group. In lieu of the Company’s decision to focus on the Lac de Gras region of the Northwest Territories for diamond exploration in summer of 2005, the Company has retained only 1,959 hectares with 10 mineral cells of the McAllister property in January of 2006. This resulted in a write down of $38,159 to this property during the year ended December 31, 2005.  The Company did not re-new the option on the Iva Fern claim group in February 2006. The main focus of the McAllister property is the McAllister Diatreme, identified as the host of a potential diamondiferous lamproite. The Company will re-assess the merits of this property within the current exploration year.

The Company in 2005 made the decision to acquire diamond exploration opportunities in the Northwest Territories of Canada as it had identified key land positions within the Slave Craton and the Lac de Gras regions that could be acquired. The properties acquired at December 31, 2005 are:

Fry Inlet Diamond Property: the Company acquired the property consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property.  The claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and the PQ claims for a 100% (13,586 hectares interest totalling over 37,173 hectares SEE EXHIBITS 5.3 and 5.4; and

Falcon Bay Diamond Property: the Company acquired a 100% interest to 25 semi-contiguous mineral claims (MS 1-25), covering approximately 21,229 hectares in the diamond producing area of Lac de Gras, NWT. This property is located approximately 35 kilometers southeast of the Diavik Diamond Mine and is proximal to the DO-27 Kimberlite, currently the focus of detailed exploration by Peregrine Diamonds, Southernera and others SEE EXHIBIT 5.5; and

Fishing Lake Diamond Property: the Company acquired a 100% interest to 6,730 hectares now known as the Fishing Lake Diamond property, located approximately 110 kilometers northwest of Yellowknife, NWT.  The Fishing Lake Diamond Property claims cover dispersion trains of kimberlite indicator minerals identified in till sampling programs.  These claims lie within a region of active diamond exploration by other diamond explorers and are midway between the Crosslake area kimberlites (Ashton, DeBeers, Diamonds North, et al) and the “Big Hole” target (GGL Diamond) SEE EXHIBIT 5.2.
The Company Common Shares continue to trade on the TSX Venture Exchange (“ASW”), formerly known as the CDNX ; and in the United States on the Over The Counter Bulletin Board (“OTC BB”) (ASWRF”). In February of 2004 the shares were also listed for quotation on the Berlin Exchange (“AMO”). SEE ITEM. 9 THE OFFERING AND LISTING – Offering and Listing Details

B.

Business Overview

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

Before during and after the fiscal year ended December 31, 2005, the Company was engaged in continued exploration of its diamond, precious/base metals and gemstone properties in Canada.

The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.  The increase in world demand and  the subsequent increase in the value of precious and base metals  appears to be the beginning of a sustained  improvement in the outlook for the mining industry and has  presented the Company an opportunity to complete a private placement of $734,700 in the fourth quarter of 2005.  The Company also received $160,000 through the exercise of options to Directors of the Company in the fourth quarter of the year ended 2005.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. The Company has working capital balance of $153,366 at December 31, 2005; the Company expects to require additional financing in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. FINANCIAL INFORMATION – Liquidity and Capital Resources.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral resource properties owned by each of the Company’s subsidiaries:

1. During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture Agreement (“OJVA”) to explore the Kenville Mine property effective August 29, 2003.  The Optionees to the OJVA may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($100,000 received, non-refundable prior to August 29, 2005) and expending $700,000 over the three year exploration period, by August 29, 2006.  The Optionee may at any time during this term, elect to form a Joint Venture to put the property back into production by expending the balance of $700,000.

2. The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property, subsequently amended it on May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”) and has since lapsed on April 30, 2003. Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the staked mineral claims only on the Blu Starr Gemstone Property.

3. The Fry Inlet claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and the PQ claims for a 100% (13,586 hectares) interest totalling over 37,173 hectares.

D.

Property, Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years. Reference should be made to the Glossary of Terms appearing commencing on page 5 of this Form 20-F Annual Report.

The Company owns the Kenville Mine Property, the Blu Starr Gemstone Property, the McAllister Pipe property and the NWT Diamond Properties. (Fry Inlet, Falcon Bay, Fishing Lake projects).

The Company (as discussed in ITEM 4.A INFORMATION OF THE COMPANY  - History and development of the Company), previously owned the Catamayo River Property and had an option to earn a 75% interest in the Nuevo Playas Property. There was no work undertaken after 2000 on either of the Company’s properties in Ecuador; the Catamayo River Property, or the Neuvos Playas Property, and accordingly, the Company wrote down the total deferred exploration and acquisition costs of $467,390 in the fiscal year ended December 31, 2001.  The Company estimated a net recoverable amount of equipment located in Ecuador of $25,000, but wrote off this amount in the year ended December 31, 2003, as the Company was unsuccessful in its attempts to sell the equipment.  The Company has divested itself of its subsidiaries, “Canadamin S.A. and Anglo Swiss International Holdings Inc.

The Kenville Mine Property consists of 15 Crown granted (180.88 hectares) and 10 staked (385.82 hectares) mineral claims and three parcels of deeded fee simple surface property and is 100% owned  by the Company.

During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture  Agreement  (“OJVA”) to explore the Kenville Mine property effective August 29, 2003.  The Optionees to that agreement may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($100,000 received prior to August 29, 2005, non-refundable) and expending $700,000 over the three year exploration period, ending August 29, 2006.  The Optionee may at any time during this term, elect to form a Joint Venture to put the property back into production by expending the balance of $700,000.

Management has received and is reviewing an Assessment Report on the Kenville Mine Property, Physical and Geochemical dated March 5, 2006, by Thomson Geological Consulting on behalf of the Optionees to the OJVA.  The Company has been advised by the Optioness of their intent to complete the required expenditures of $700,000 by August 29, 2006.  Upon receiving notice of completion and a review and acceptance of the qualifying expenditures a formal joint venture will be executed by both parties.

The following map is the location of the Kenville Mine Property.

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

During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture  Agreement  (“OJVA”) to explore the Kenville Mine property through August 29, 2006.  The Optionees to the agreement may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($100,000 received prior to August 29, 2005, non-refundable) and expending $700,000 over the three year exploration period, ending August 29, 2006.  The Optionee may at any time during this term, elect to form a Joint Venture to put the property back into production by expending the total of $700,000.

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

Permitting

The Company has obtained all permits, approvals and bonding required to enable it to carry on exploration activity at the Kenville Mine Property for the 2006 season.

Plant and Equipment

Facilities at the Kenville Mine Property include a shop and core storage; an engineering office; an office and assay lab; compressor facilities; a Mine Manager’s residence and the plant itself.  The plant consists of a coarse ore bin, jaw crusher, cone crusher and fine ore bin, with a crushing capacity of 300 short tons/day.

The underground workings at the Kenville Mine Property are extensive.  The 257 level and the 217 heading were rehabilitated in 1986 with track-age and air supply piping to these two levels.  Underground mine facilities are complete with all necessary mining and safety equipment on site.  Electric power is supplied by the City of Nelson. Fresh water is supplied from nearby Eagle Creek.

Encumbrances

The Company is unaware of any claims against the Kenville Mine property at the time of this report.

Exploration – Recent Results

Exploration on the Kenville Mine property was initiated on August 16, 2005 thru November 10, 2005 on the Kenville Mine property under the terms of the Option Joint Venture Agreement “OJVA”.  Work consisted mainly on the west side of Eagle Creek and consisted of geochemical soil sampling and excavator trenching, extensive compilation of decades of data by numerous operators and GPS mapping of the property.  The Company has received approval from the Ministry of Energy and Mines for the OJVA’s 2006 work program, exploration is expected to re-commence in late April or May.

Management has received and is reviewing an Assessment Report on the Kenville Mine Property, Physical and Geochemical dated March 5, 2006, by Thomson Geological Consulting on behalf of the Optionees to the OJVA.

For the first time in decades of operating as a gold mine and numerous exploration programs on the Kenville Mine property, all the data available is being correlated and compiled utilizing state of the art technologies and computer modelling. The current exploration methodology is being correlated to the extensive compilation of operations and exploration data undertaken by numerous operators over many years.

The Kenville Mine property has three main areas of interest to potentially host mineral deposits:

*           The Old Kenville Mine workings, the mineralization contained within, and immediately adjacent to the old workings need much collation and interpretation before proceeding with further exploration although work performed by previous operators has demonstrated that potential exists for quartz gold vein type mineralization to be outlined.

*           The Eagle Vein has been intercepted by two drill holes (TK95-04, 05). As this vein contains high-grade gold and silver values, its surface location and strike direction are of considerable importance. Further excavator trenching and diamond drilling will be required before considering an underground mining approach.

*           The Porphyry target is based on compelling evidence, a strong case is presented for further investigation of the presence of a copper-molybdenum-silver-gold porphyry deposit, on the west side of Eagle Creek. The presence of such a deposit is also supported by past rock sampling results, geophysical surveys and diamond drilling results.

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

Recent changes to the British Columbia Ministry of Energy and Mines in January of 2005 has implemented a change to on-line staking of all mineral tenures, which are now expressed in hectares; mineral claims on the Blu Starr total 7,312.77 hectares and the placer claims total 712.87 hectares.

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property and subsequently amended it May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”)which has since lapsed on April 30, 2003.  The Blu Starr Joint Participation Agreement provided for Hampton to earn up to a 60% interest in the Blu Starr Property.  Up to a 40% interest may be earned by Hampton expending $1,000,000 in 3 work phases to be completed within 3 years from the date of the Blu Starr Joint Participation Agreement. This agreement  lapsed on April 30, 2003 with Hampton retaining a 10% interest in the mineral claims.

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

Hampton has only completed its participation in Phase I of the evaluation of the Blu Starr Property.  In Phase II and Phase III of the Blu Starr Joint Participation Agreement, Hampton Court was to earn an additional 30% working interest in the Property. The Company has not received any documentation or communication from Hampton Court since 2003 in regards to their overall interest in the Blu Starr Property.  Hampton Court is currently undergoing corporate restructuring.  This agreement lapsed on April 30, 2003. Hampton had previously elected not to participate in the placer mineral claims, accordingly the Company owns 100% of the placer claims and 90% of the staked mineral cells.

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

Permitting

Sufficient work was undertaken in 2000 through 2002 on the staked mineral claims and has been banked forward to provide the Company control of these mineral claims through 2007 up to 2011.

Anglo Swiss filed a Notice of Work in 2004 and received a permit to perform drilling and trenching of the alluvial terraces held within the placer claims overlain on the Blu Starr mineral staked claims. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed in  2005 as the Company focused all its efforts on the acquisition of the McAllister and Northwest Territories Diamond properties.

Plant and Equipment

Currently, no plant and equipment is situated on the Blu Starr Property, owing to its grassroots status.  However, due to the proximity of the Blu Starr Property to the Kenville Mine Property (45 kilometres away), the facilities of the Kenville Mine Property will be utilized on an as needed basis.

Encumbrances

The Company is not aware of any material encumbrances against its ownership of the Blu Starr Property.

Exploration – Current Results

The work programs to-date have resulted in several new discoveries of potential economic importance including 15  sapphire occurrences, 11 iolite/anthophyllite occurrences, a potentially large and economic gem-grade garnet occurrence, a new flake graphite occurrence and occurrences of amethyst quartz, rose quartz and titanite.

The placer claims have been evaluated for their mineralogical and gem potential. Recommendations include a drill program of 10 holes totalling 500 meters to sample geophysical anomalies and bulk samples to evaluate fluvial zones targeted on two separate terraces.  A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

The staked mineral claims are in good standing for various terms from August 2007 through 2011 from the work undertaken during a three year option period by Hampton Court Resources (for a 10% interest), ended April 2003.  The Company owns 100% of the placer claims which require work annually to retain the rights. The Company is reviewing the upcoming work requirements for the placer claims and will hold the placer claims for at least one more year as a joint venture partner is being sourced for the Blu Starr property in its entirety.

Graphite

A graphite zone located on the north-western area of the Blu Starr Property was discovered in 1999. Prospecting and geophysical field data have further extended the zone to the north and west. The discovery outcrops over 2,000 meters. Management will not conduct any further exploration of this resource but will monitor the market and success of a local producer of graphite.  The graphite discovery is contained within the Blu Starr claim group and is also in good standing for a number of years.

McAllister Pipe Property – Diamond Exploration

The Company staked a number of mineral tenures in south-eastern British Columbia for a total of 31,000 hectares in 2004 and 2005 for diamond exploration and optioned the Iva Fern claim group as they were situated within the McAllister group. In lieu of the Company’s decision to focus on the Lac de Gras region for diamond exploration the Company has retained only 1,959 hectares with 10 mineral cells of the McAllister property. The Company did not re-new the option on the Iva Fern claim group in February 2006. The main focus of the McAllister property is the McAllister Diatreme, identified as the host of a potential diamondiferous lamproite. The Company will re-assess the merits of this property within the current exploration year. This reduction resulted in a write-down of $38,159 to the value of this property.

Northwest Territories Diamond Properties

 “NWT Diamond Properties”

The Company in 2005 made the decision to acquire diamond exploration opportunities as it had identified key land positions within the Slave Craton/Lac de Gras region that could be acquired. Collectively within this annual report the four transactions are referred to as three distinct properties of merit.  The Fishing Lake and Falcon Bay Diamond properties are at grassroots, early exploration status and therefore the Company does not have extensive exploration data available at this time.  These properties are the probable source areas for numerous unresolved KIM trains and include a known diamondiferous kimberlite which warrants additional exploration.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and KIM's, management is of the opinion that these properties are highly prospective for the further discovery of diamonds.  Anglo Swiss will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton area that meet its acquisition criteria.

The properties acquired at December 31, 2005 are:

Falcon Bay Diamond Property:

The Company acquired a 100% interest to 25 semi-contiguous mineral claims (MS 1-25), covering approximately 21,229 hectares in the diamond producing area of Lac de Gras, NWT. This property is located approximately 35 kilometers southeast of the Diavik Diamond Mine and is proximal to the DO-27 Kimberlite, currently the focus of detailed exploration by Peregrine Diamonds, Southernera and others.

The claims are collectively known as the Falcon Bay Diamond Property. The company paid a total of $50,000 and issued 2,000,000 common shares valued at $220,000. The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying $1,000,000. The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.

The Company’s claims cover KIM (kimberlite indicator minerals) anomalies and airborne geophysical anomalies which require further work to prioritize drill targets.  The 2006 exploration program is being designed and budgeted to further define existing known anomalies located on these claims as they are surrounded by numerous diamondiferous kimberlites in all directions.

Location

See Map on page 39 for the location of the Falcon Bay Diamond property.

Fishing Lake Diamond Property:

The Company acquired a 100% interest to 6,730 hectares now known as the Fishing Lake Diamond property, located approximately 110 kilometers northwest of Yellowknife, NWT.  The mineral tenures are collectively known as the Till Claims (1-7) and are located on the Fishing Lake area in the Northwest Territories. The company paid $20,000 and issued 900,000 common shares valued at $94,500.  The vendors retained a 2% gross overriding royalty (“GORR”) based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The company may purchase 1% of the GORR by paying $1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 150,000 shares for each individual kimberlite discovered by the company on the property.

The Fishing Lake Diamond Property claims cover dispersion trains of kimberlite indicator minerals identified in till sampling programs.  These claims lie within a region of active diamond exploration by other diamond explorers and are midway between the Crosslake area kimberlites (Ashton, DeBeers, Diamonds North, et al) and the “Big Hole” target (GGL Diamond).

Till samples previously collected during the 2004 season confirmed earlier sampling program results and include G9 and G10 garnets.  A more extensive sampling program was completed in late 2005 with results pending soon.

Location

See Map on page 38 for the location of the Fishing Lake Diamond property.

ANGLO SWISS Resources Inc.

PROPERTY MAP

DRYBONES BAY AREA

NORTHWEST TERRITORIES

MARCH 2006

LEGEND

♦ Kimberlites ■ Anglo Swiss property

DISCLAIMER

This map has been produced according to industry standards and is believed to be accurate. Mineral Information Maps does not assume responsibility for errors or issions.This map is copyright by Mineral Information Maps, a division of Intierra Ltd. No portion may be reproduced in any form without consent.

ANGLO-SWISS
DRYBONES BAY AREA
YELLOWKNIFE
Rae
Edzo
Detah
Strongbow
GGL Diamond
Diamonds North
Peregrine Diamonds
DeBeers Majescor
Majescor
Thelon
New Shoshoni
New Shoshoni/ Snowfield
Snowfield
Drybones Bay
DB-02
Mud Lake
Cross Lake
Orion
Ursa
Winny
GREAT SLAVE LAKE
Yellowknife Bay
Germaine L
Wheeler L
Fishing L
Inglis L
Masher Lake
Russell L
Stagg L
Slemon L
Wecho L
Reindeer L
Willow
Upper Carp L
Sharples L
Boulder L
Armi L
Frodsham L
Nardin L
Ames L
Brown L
Cameron R
Agassiz L
Gordon L
Wedge L
Duncan L
Yellowknife R
Sparrow L
Prelude L
Prosperous L
Jennejohn L
Mason L
Ross L
Harding L
Hearne L
Campbell L
Buckham L
Mystery L
Blatchford L
Chedabucto L
Awry L
Staked
Dam
63N
85O
85P
85J
85I
114W
113W
Canada
INDEX MAP
DRYBONES BAY AREA
Yukon Territory
Northwest Territory
Nunavut
British Columbia
Alberta
Sask.
Manitoba
Ontario
Quebec
Labrador
NFLD
P.E.I.
NB
NS
0
20
40
60
kilometer

ANGLO SWISS
Resources Inc.
PROPERTY MAP
LAC DE GRAS AREA / SLAVE PROVINCE
NORTHWEST TERRITORIES
MARCH 2006
LEGEND
Kimberlites
Anglo Swiss property
DISCLAIMER
This map has been produced according to industry standards and is believed to be accurate. Mineral Information Maps does not assume responsibility for errors or issions. This map is copyright by Mineral Information Maps, a division of Intierra Ltd. No portion may be reproduced in any form without consent.
BHP Billiton
Anglo-Swiss
Tahera/ BHP Billiton
Anglo-Swiss/ New Shoshoni
Tahera/ BHP Billiton
Tahquery/ SouthernEra/
Diamondex/ Majescor
Shear
EKATI DIAMOND MINE
Peregrine/ Thelon
Peregrine
LAC DE GRAS
DIAVIK DIAMOND MINE
SouthernEra/ Diavik/Aber
DeBeers/ Majescor
SouthernEra
NUNAVUT
N.W.T.
GGL Diamond
Kennecott/ SouthernEra
Peregrine/Thelon
Peregrine/SouthernEra
DeBeers/ Pure Gold
DeBeers
GGL Diamond
GGL
Strongbow/ Stornoway
DO 27 (Tli Kwi Cho)
Anglo-Swiss
Shear
LUPIN WINTER ROAD
Anglo-Swiss
MACKAY LAKE
SouthernEra
MAP LOCATOR
Canada
INDEX MAP
0
20
40
kilometres

Mineral Information Maps © MAR 2006

Fry Inlet Diamond Property

The Company acquired the property consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property.  The claims were acquired in two separate transactions in June of 2005; (i) the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and (ii) the PQ claims for a 100% (13,586 hectares) interest totalling 37,173 hectares.

(i) The Company entered into an option and joint venture agreement with New Shoshoni Ventures Ltd. to acquire an undivided interest of 50%, plus a further option to earn an additional 10% interest in a number of mineral tenures totalling 23,587 hectares for diamond exploration.  The claims are collectively known as the New Shoshoni Claims and are located near the Fry Inlet Lake in the Northwest Territories. The company paid a cash instalment of $25,000 and issued 400,000 common shares valued at $44,000.  The agreement requires that the company pay an additional purchase price of $105,000 through annual payments over a three year period commencing May 25, 2006.  The company must also incur $3,000,000 in exploration expenditures by February 2009.  The vendors retained a 3% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The company may purchase 1% of the GORR by paying 2,500,000. The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.

(ii) The Company acquired a 100% interest a number of mineral tenures totalling 13,586 hectares for diamond exploration during 2005.  The claims are collectively known as the PQ Claims and are located on the Fry Inlet area in the Northwest Territories. The company paid a total of $50,000 and issued 5,000,000 common shares valued at $475,000.  The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying $1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 250,000 shares to a cumulative total of 1,000,000 shares for each kimberlite body discovered by the company on the property.

The Company’s most advanced diamond property is the Fry Inlet Diamond Property as previous exploration programs by Kennecott Canada Exploration in 1997 identified a kimberlite body on the property (LI-201).  Kennecott drilled four holes, two of which intersected LI-201, and retrieved 14 macro-diamonds and 46 micro-diamonds from 281.1 kg of kimberlite.

A review of the publicly available data has indicated the following;

• There are some unresolved indicator mineral trains possibly indicating the presence of undiscovered kimberlites on the Fry Inlet Diamond Property.

• The property is under explored by modern exploration technology.

• There are 8 reported geophysical anomalies.

• The property is in an area known to produce diamondiferous kimberlite (LI-201).

• The current understanding of LI-201 leaves more questions than answers.

Geophysical surveys suggest that the body may be larger with only two preliminary drill holes encountering kimberlite.  Encouraging macro and micro diamond counts indicate that LI-201 kimberlite has tapped the diamond stability field.

Initial field work consisting of a detailed airborne geophysical survey of the eastern portion of the property has been commissioned to Fugro Airborne Surveys Corp in February, 2006.  A total of 1,695 line-kilometers were flown during this survey along parallel flight lines spaced 100 meters apart. This program will re-evaluate the known diamondiferous kimberlite and evaluate the remainder of the claim block for potential sources of anomalous KIM’s present locally.

Location

See map on page 39 for the location of the Fry Inlet Diamond property.

The Fry Inlet Diamond Property is located approximately 360 km north-northeast of Yellowknife centred at approximately 65o 15’ N latitude and 110o 57’ W longitude.  The claims are immediately to the west of Fry Inlet Lake, directly 25 km east of the Ranch lake kimberlite, consisting of 42 contiguous mineral claims covering 37,173 hectares.

The Fry Inlet Diamond Property, which hosts two documented kimberlites LI-201 and T-31, comprises the TML1 to TML12, TML16 to TML 20, PQ1 to PQ16, and PQ18 to PQ26 mineral claims.  The property is located approximately 360 km north-northeast of the city of Yellowknife, Northwest Territories.  The LI-201 and T-31 kimberlite are located on the TML 2 mineral claims at approximately 65o 15’ N latitude and 110o 57’ W longitude within NTS sheet 76E.  Access to the area is from Yellowknife is the main staging area for all operations in this region.  Access is via fixed wing aircraft equipped with wheels,

The property is located within the Canadian Arctic tundra, or Barren Lands.  For the majority of the year, the area is covered with ice and snow.  Summer begins in June, when melting commences and by October winter has returned.  Temperatures range from highs of around 25oC during the brief summer months, to winter lows of -45oC which are often magnified by strong, constant winds.  Daylight varies from nearly 24 hours in the summer to only a few hours per day during the winter.

The percentage of outcrop averages from about 25% to around 35%.  Frost-heave and/or shattered subcrop is common.  Flat to undulose muskeg, with or without scattered boulder fields are common. Glaciations has also produced scattered glaciofluvial landforms such as eskers, braided esker complexes and deltas, outwash plains, boulder fields and alluvial fans

Approximately 20 to 25% of the property is covered by lakes.  River systems are juvenile and not deeply incised.  Water levels vary greatly with the season; they are highest during spring runoff and almost dry at the end of summer.

Caribou, wolves, foxes, Arctic hares, ptarmigan, wolverines, ground squirrels and grizzly bears are native to the area.  Muskoxen are occasionally seen.  Most of the larger lakes contain fish and support bird life.

History

The Fry Inlet property is located approximately 360 km north-northeast of Yellowknife at approximately 65o 15’ N latitude and 110o 57’ W longitude.  The claims are immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc Ekati Mine property.

There is no record of exploration on the Fry Inlet Diamond property for commodities other than diamonds.  The property has been the subject of diamond exploration since the early 1990’s.  The LI-201 diamondiferous kimberlite was discovered on the property and numerous others occur on the claims to the south, west and east of the property.

The Fry Inlet Diamond property is located within the Archean Slave Structural Province and is predominantly underlain by Archean supracrustal metasedimentary schists and gneisses and minor metavolcanic rocks intruded by later granitiod plutons.

The Fry Inlet Diamond property is host to two documented a kimberlites LI-201 and T-31.  A search of the open file assessment reports indicates that portions of the property were previously explored by Kennecott Canada Exploration, Lytton Minerals, New Dolloy Varden, Benachee Resources and Inukshuk Capital.  Past exploration programs included regional and detailed till sampling, airborne and ground geophysics, and drilling. The property lies within a diamondiferous  kimberlite field.  Less than one kilometre off the property to the south is the Vega kimberlite and seven kilometres east of the property is the DIA-1 kimberlite.

Till Sampling

Previous operators’ till exploration programs focused on the east and west portions of the Fry Inlet Diamond property. Based on the previously released results there are areas of unresolved indicator anomalies, which are found in the north-western part of the property.  Furthermore the centre portion of the property has undergone no reported sampling. These factors indicate that the property has the potential to host another diamondiferous kimberlite.

Geophysical Surveys

Airborne geophysical surveys have been conducted on the property.  On the eastern portions, Kennecott flew 8412 Line km of Magnetic/resistivity/ Electromagnetic at 50 m line spacing at 20 meters and Benachee Resources and Inukshuk Capitol flew 18219.3 Line kms of  Magnetic and Electromagnetic at 200 m line spacing at 20m height.  On the western portion, New Dolly Varden flew 4825 Line kms of Magnetic and Electromagnetic at 200 m line spacing.

Based on the current publicly available, data there are 8 reported geophysical anomalies/targets on the property which have been identified in previous assessment reports.  These geophysical anomalies need to be re-evaluated as to their potential for possible drill targets.

The region has undergone several major periods of glaciation; however, only one till sheet can be recognized.  At least 3 different ice directions have been recorded in the area, but the last, which was to the northwest, appears to be dominant.

Regional Geology

The Fry Inlet Diamond claims are within the Slave Structural Province of the Northwest Territories, northern Canada, which is an Archean segment of the North American Craton that covers 213,000 km2.  It is composed of granites, gneisses and supracrustal rocks.  Sialic basement remnants are well documented in the western part of the Slave Province and include the oldest known rocks in the world, the Acasta gneisses, which have been dated at 4.0 Ga (Bowring and Housch, 1995).  Metasedimentary and subordinate metavolcanic rocks of the Yellowknife Supergroup, deposited mainly between 2.71 and 2.61 Ga, dominate the supracrustal sequences.  Syn- to post-volcanic granitoid plutons cover approximately 65% of the Slave (Padgham and Fyson, 1992).  Four swarms of Proterozoic diabase dykes cut the older units: the dominant north-northwest trending (330o) Mackenzie swarm (1.27 Ga); the northerly trending (010o) Lac de Gras swarm (2.02 Ga); the east trending MacKay dykes (2.21 Ga); and the northeast trending Malley dykes (2.23 Ga) (LeCheminant and van Breeman, 1994).  The Slave Province is a classical setting for diamondiferous kimberlites: a stable Archean craton with, as suggested by seismic tomography, a cool mantle root (Anderson et. al., 1992).

The Slave Province can be subdivided isotopically into an eastern and a western domain.  Lead isotopic compositions for galena from volcanogenic massive sulphides, syn-volcanic veins and breccias are characterized by high 207Pb/204Pb ratios in the western part of the Slave Province and by low 207Pb/204Pb ratios in the eastern Slave.  The high 207Pb/204Pb ratios west of the boundary are interpreted to reflect derivation of a significant component of lead from an ancient upper crustal source, whereas the low 207Pb/204Pb ratios east of the boundary suggests derivation from a mantle or juvenile crustal source (Thorpe et. al., 1992).  Neodymium isotopic studies of supracrustal and granitoid rocks in the Slave Province support this interpretation.

The isotopic subdivision of the Slave Province is supported by the observation that Mesoarchean granitic and gneissic rocks with zircon U-Pb dates older than the Yellowknife Supergroup sequences have only been identified in the western part of the province (Bleeker and Davis, 1999) and that quartz arenites of circa 2.8 Ga and other supracrustal rocks older than the Yellowknife Supergroup occur only in the western domain.  Further support for a distinct difference between the eastern and western Slave Province comes from magnetotelluric studies in the Slave, which indicate, among other things that the lithosphere beneath the western Slave Province is laterally homogeneous, thicker and more resistive than lithosphere to the east (Jones and Ferguson, 1997; Jones et. al., 1997).   As well, the western Slave shows no conducting lower crust, which is in contrast to all other Archean cratons, such as the Superior, Kaapvall and Siberian cratons (Jones and Ferguson, 1997).

Kusky (1989) first suggested that the eastern and western parts of the Slave Province represented separate cratons that were accreted during the Archean along an east dipping subduction zone.  Kusky (1989) termed the older, western part of the Slave the Anton Terrane and the eastern Slave, the Contwoto Terrane and Hackett River Arc.   Current workers (eg. Bleeker and Davis, 1999) support these general subdivisions but use the terms Central and Northwestern Slave Basement Complex for the western Slave instead of Anton Complex, and Eastern Slave Province for the Contwoyto and Hackett terranes.

 Recent lithoprobe studies support the accretion concept and suggest that, near surface the main suture is west-dipping with the western Slave (Central Slave Basement Complex) thrust over the Eastern Slave.  In the lower crust and upper mantle, east-dipping reflectors delineate a coeval subduction zone and an accretionary wedge with the eastern Slave Province forming and indentor into the western Slave (van der Velden and Cook, 2002).

Kimberlites intrude granites, supracrustal rocks and, in some cases, diabase dykes (Pell, 1995, 1997) in both the eastern and western parts of the Slave Province.  To date, all economic and near economic kimberlites, including those at Ekati, Diavik, Gahcho Kué and Jericho are located in the eastern Slave Province.  The Snap Lake kimberlite is located near the boundary of the two terranes, but east of Thorpe et. al.’s (1992) Pb line.

Subsequent to kimberlite emplacement, the area was covered by Laurentide ice during the Late Wisconsinan glaciation, which climaxed about 20,000 years B.P. and is believed to have retreated about 9000 years ago.  Local and regional ice flow patterns show considerable variation and in some areas there appear to have been at least three ice movement directions (Ward et. al., 1996; Dredge et. al. 1994).

Till is the most prominent surficial sediment type in the Slave Geological Province.  At a regional scale, till can be divided into thin veneers, blanket deposits up to 10 m thick that include drumlins, and hummocky till up to 30 m thick (Dredge et. al., 1999).  Dredge et. al. (1994) recognized only one till sheet formed by several glacial advances.   Three dominant directions were identified, which from oldest to youngest are: southwest, west and west to northwest.

Glaciofluvial deposits, eskers and outwash plains, are also present in the Slave Province.   In the Lac de Gras area, eskers are mainly west and northwest trending (Dredge et. al., 1994; 1999).

Property Geology

The Fry Inlet Diamond property is in the Eastern Slave Province (Contwoyto Terrane) and is predominantly underlain by granitic rocks and lesser supracrustal rocks.   Syn- to post kinematic 2-mica or k-spar megacrystic granites (<2600 Ma) underlie most of the northern part of the property.  Pre- to syn-kinematic biotite and hornblende-rich granitiods (diorites, quartz diorites, tonalities, granodiorites, etc.) occur on the eastern part of the property and as a band across the southwestern part of the claims.  Medium grade metaturbidites underlie the southern and southwestern part of the property.

Proterozoic diabase dykes in various orientations intrude the Archean rocks, the most dominant of which is the north-northwest trending (330o) Mackenzie swarm (1.27 Ga).

The claims are covered, to varying degrees, by a veneer of till, the majority of which is basal till and consists of well compacted clays containing angular to subangular clasts and a lesser amount of pebbles and cobbles.  Local areas of lodgement till and ablation till are reported on the property.  Till thickness is variable.  Outcrops comprise between 1 and 25% of the area; in outcrop dominated areas, tills are only preserved in small gullies.  In areas of no outcrop, till cover averages from a few centimetres to ten’s of metres in thickness.  In areas where tills are thicker than one metre, mud boils are commonly to ubiquitously developed.  Permafrost is generally found at a depth of 50 to 60 centimetres.   Ice directions of 270 to 285o were reported in most of the area.

Mineralization

Diamonds are the high-pressure form of carbon and are produced deep within the earth's mantle, more than 150 kilometers beneath our feet. They have been sought by man for the past two millennia. Diamonds occur in primary (hardrock) and secondary (alluvial and marine placer) deposits. Although diamonds can be found in rocks as varied as high-pressure metamorphic garnet-biotite gneisses and meteorites, the only economically significant primary source rocks known to date are kimberlites and olivine lamproites.  Both of these rock types form as magmas deep in the mantle and rapidly rise through it, sampling diamonds along the way. It must be stressed that diamonds do not form in the kimberlite or lamproite, they are simply transported to a level within the earth's crust where we can access them, by these magmas.

Kimberlites are volatile-rich, potassic ultrabasic rocks that commonly exhibit a distinctive inequigranular texture resulting from the presence of macrocrysts (and sometimes megacrysts and xenoliths) set in a fine grained matrix. The megacryst and macrocryst assemblage in kimberlites includes anhedral crystals of olivine, magnesian ilmenite, pyrope garnet, phlogopite, Ti-poor chromite, diopside and enstatite. Some of these phases may be xenocrystic in origin. Matrix minerals include microphenocrysts of olivine and one or more of: monticellite, perovskite, spinel, phlogopite, apatite, and primary carbonate and serpentine (Pell, 1998a).

Lamproites are peralkaline and typically ultrapotassic (6 to 8% K2O). They are characterized by the presence of one or more of the following primary phenocryst and/or groundmass constituents: forsteritic olivine; Ti-rich, Al-poor phlogopite and tetraferriphlogopite; Fe-rich leucite; Ti, K-richterite; diopside; and Fe-rich sanidine. Minor and accessory phases include priderite, apatite, wadeite, perovskite, spinel, ilmenite, armalcolite, shcherbakovite and jeppeite. Glass and mantle derived xenocrysts of olivine, pyrope garnet and chromite may also be present (Pell, 1998b).

Primary economic diamond deposits are more commonly associated with kimberlites than lamproites.  From measurements of kimberlite distribution, Janse (1984) observed that kimberlites occur in clusters of up to 50 intrusions, each cluster no more than 40 km across.  The distance between clusters is in the order of a hundred to several hundred kilometres.  Kennedy (1964) first pointed out that diamondiferous kimberlites are restricted to cratons.  Lamproites more commonly occur off craton, generally in Proterozoic mobile belts.

The model for a single diamond-bearing volcanic system includes a feeder magmatic dyke intrusion, diatreme breccia, an overlying crater with epiclastic reworked sediments and a surrounding ring of pyroclastic ejecta.  The size of the crater and the depth, shape and complexity of the diatreme vary considerably.  Diamond-bearing magmas are believed to rise along zones of structural weakness.   The model commonly used to depict a typical kimberlite pipe is shown in Figure 5.

Permitting

Upon receiving interpretation from a diamond geophysics engineer of the results of the airborne geophysical program completed in April of 2006, the Company will design and apply for an exploration/drilling program based on the recommendations received.

Plant & Equipment

Currently, no plant and equipment is situated on the Northwest Territories Properties, owing to their grassroots, early exploration status.

Encumbrances

The Company is not aware of any material encumbrances against its ownership of the Northwest Territories Properties.

Exploration – Current Results

The Company initiated the 2006 exploration program on the Fry Inlet Diamond property in February 2006 with an airborne geophysics program.  Results are currently under review by a diamond geophysics engineer and are expected shortly. Recommendations will assist in prioritizing drill targets and improve the rate of discovery of additional kimberlites.

Initial exploration programs are being designed and budgeted on the Fishing Lake and Falcon Bay projects to include ground reconnaissance, surveys (prospecting, till sampling, ground geophysics) during the upcoming season and additional airborne geophysics later this year.

The Company is planning ongoing exploration programs for each of its projects well into 2007 with budgets and funding requirements being determined from initial work programs underway in Q1 and Q2 2006.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

 Operating results

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2005 and prior, should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 12 of the financial statements of the Company, as well as “Material Differences between Canadian and U.S. Generally Accepted Accounting Principles”, below, set forth the significant measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the fiscal year ended December 31, 2005, the Company was engaged in continued exploration of its Kenville Mine Property, the Blu Starr Gemstone Property, and the McAllister Pipe Property all located in south-eastern British Columbia.  The Company also acquired four distinct properties of merit in the Northwest Territories of Canada for the potential to host diamonds.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

Fiscal Year ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

The Company’s loss over the past years results from general and administration expenses, stock based compensation expensed and write offs of the deferred exploration costs attributed to the properties in Ecuador and the reduction to the McAllister Group of claims.  On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees, directors and non-employees.

Anglo Swiss’s general and administrative expenses have been fairly consistent over the past two years, incurring $267,293 in 2005 and $279,816 in 2004; both years higher than the $196,597 incurred for the year ended 2003. The Company was able to take advantage of the increased interest in the mining sector in 2005 and 2004; raising funds through two private placements, the exercise of options and became more active in property acquisitions, incurring increase in the related expenses in filing fees and increasing the investor relations budget over the last two year period.

Shareholder’s information expense was $40,113 for the year end 2005, while in 2004 the amount was $80,972; $53,768 higher than the $27,204 expensed in 2003.  The Company was more active starting in 2004 in all investor relations departments, taking advantage of the new interest in the market place for mining and junior mining companies after many years of disinterest.  The Company among other things redesigned its website, contracted with Stockgroup for six months of promotion, advertised in industry print media and aggressively contacted existing shareholders and new contacts in 2004 which resulted in a higher expenditure for that year.

Travel and promotion activities were $10,945 in 2005, and in 2004 - $17,161, due to increased activity commencing in 2004; this compared to $7,386 for 2003.  Filing fees related to the financing, option grants and property acquisitions were also higher for the years 2005 - $28,571 and $30,079 – 2004, from $9,632 for the year ended December 31, 2003.

The Option Joint Venture Agreement on the Kenville property remains in good standing, the Company has received the final anniversary payment of $35,000 and has received a total of $100,000, non-refundable over the term of this agreement.

General exploration expenses for the fiscal year ended December 31, 2005 were $8,753 compared to $7,366 for the fiscal year ended December 31, 2004.  The bulk of exploration costs were attributed to the annual work required on the placer mineral claims on the Blu Starr property.  The Company believes it has minimal risk in losing any of its mineral claims as they are all in good standing up to 2016 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current fiscal year.  The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their respective option agreements.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at 2005 year-end of $603,369 were higher than the 2004 year end cash position of $167,735 due to the private placement completed on December 29, 2005 of $734,700.  The Company received $160,000 in the fourth quarter of 2005 as directors exercised 1,600,000 options at $0.10 per share. The balance of its resource properties and the plant and equipment at the Kenville Mine property, is $4,813,133 at year-end 2005 compared to $3,766,484 at year-end 2004.

At December 31, 2005 Anglo Swiss had paid up capital of $13,216,707, representing 67,402,688 common shares without par value, and a deficit of $8,962,155 resulting in a shareholder’s equity (or net assets) of $4,985,299 (2004 - $3,645,071).  Anglo Swiss had working capital of $153,366 at December 31, 2005 and a working capital deficiency of $140,213 at December 31, 2004.

On December 29, 2005, the company closed a private placement for 1,224,500 units at $0.60/unit for gross proceeds of $734,700. Each unit comprises one non flow-through common share (1,224,500 shares), five flow-through common shares (6,122,500 shares) and one share purchase warrant, entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007.  There were 7,447,000 common shares issued as part of this private placement which included 100,000 shares paid as share issue costs.  During the year ended 2005, 8,350,000 common shares were issued for a total of $840,750 to purchase mineral claims for diamond exploration in the Northwest Territories.

Anglo Swiss has accounts payable and accrued liabilities of $153,156 at December 31, 2005 (2004 - $136,824) due to directors and organizations controlled by directors.  The Company incurred consulting fees of $60,000 in the year ended December 31, 2005 (2004 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.

Included in accounts payable and accrued liabilities is $139,954 (2004 – $67,115) to a law firm in which an officer is a partner of the firm during the year ended December 31, 2005.

The net loss for the fiscal year ended December 31, 2005 was 482,478 or $0.01 per share as compared to a net loss for the fiscal year ended December 31, 2004 of $427,123 or $0.01 per share.  The options expensed for the year was $177,026 ($147,307 in 2004) for options set to directors, officers and consultants to the Company attributing to the loss for the current year. Increases in shareholder information and filing fees also contributed to the loss plus the Company wrote down $38,159 of the McAllister Pipe property.

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

General exploration expenses for the fiscal year ended December 31, 2004 were $7,366 compared to $6,740 for the fiscal year ended December 31, 2003.  The bulk of exploration costs were attributed to the annual work required on the placer mineral claims on the Blu Starr property.  The Company believes it has no risk in losing any of its mineral claims as they are all in good standing up to 2006 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year.  The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements.

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

At December 31, 2004 Anglo Swiss had paid up capital of $11,545,745, representing 50,005,688 common shares without par value, and a deficit of $8,479,677 resulting in a shareholder’s equity (or net assets) of $3,645,071 (2003 - $3,406,887).  Anglo Swiss had a working capital deficiency of $140,213 at December 31, 2004.  The Company raised $518,000 in the first quarter of 2004 in a private placement of 5,180,000 units consisting of 5,180,000 common shares and 5,180,000 warrants to purchase an additional 5,180,000 common shares at $0.15 per share, originally exercisable until March 29, 2005, subsequently extended to September 29, 2005.

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

B.

Liquidity and Capital Resources

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2005, the Company was engaged in continued exploration of its diamond, gold and precious/semi-precious gemstone properties all located in Canada.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

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

At December 31, 2005 the Company had working capital of $153,366. The Company expects to require additional financing to cover administrative expenditures and to further exploration of its mineral properties and to meet its ongoing obligations as they incur.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management reviews the carrying value of the Company’s interest in each mineral property at least annually to consider whether there are any conditions that may indicate impairment. Where estimates of future cash flows are not available and where exploration results or other information suggests an impairment has occurred, management assesses whether the carrying value can be recovered.  Costs relating to properties abandoned are written off when the decision to abandon is made.

In lieu of the Company’s decision to focus on the Lac de Gras region of Canada’s Northwest Territories for diamond exploration the Company has retained only 1,959 hectares with 10 mineral cells of the McAllister property. The Company did not re-new the option on the Iva Fern claim group in February 2006. The main focus of the McAllister property is the McAllister Diatreme, identified as the host of a potential diamondiferous lamproite. The Company will re-assess the merits of this property within the current exploration year. This reduction resulted in a write-down of $38,159 to the value of this property.

The Option Joint Venture Agreement on the Kenville property is current with the Company having received all anniversary payments; the last was paid prior to August 29, 2005.  The Company has received $100,000 in this regard, which is non-refundable. The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The Company believes that there is minimal risk in losing any of its mineral claims as they are all in good standing up to 2016 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year.  The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements.

At December 31, 2005, the Company has working capital of 153,366. While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Fiscal Year ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004.

As at December 31, 2005 the Company’s current cash assets totalled $603,369 compared to $167,735 at December 31, 2004.  The Company realised three separate sources of cash over this period, the $35,000 anniversary payment from the Option Joint Venture Agreement in place at the Kenville property; gross proceeds of $160,000 from directors exercising options; and the private placement of $734,700. During this period the Company’s total liabilities increased to $468,278 from $314,693 at December 31, 2004.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2005 increased to $468,278 as related parties (directors and a law firm to which an officer of the Company is a partner in) increased to $293,110 (2004 - $203,939); current payables at year end were $16,878; with the balance of $158,289 in accrued liabilities for 2005.

Accrued liabilities consists principally of accounting/audit costs $27,500, a charge for BC Capital Tax of $75,300, annual property taxes of $7,289 on the surface rights owned at the Kenville and a $35,950 charge in respect to stumpage fees owed to the BC Ministry of Provincial Revenue by a mill during the logging at the Kenville property in 2004. The mill deducted the stumpage fee but to-date has not submitted the balance owed to the ministry.

The Company’s working capital increased to $153,366 compared to a deficit of $140,213 at year end December 31, 2004. Share capital increased in 2005 due to the private placement of $734,700 (plus shares issued for Agent issue costs), gross proceeds realized of $160,000 from directors options and $840,750 for shares issued for mineral property acquisitions to $13,216,707. December 31, 2004 showed $11,545,745 in share capital.

The Company’s largest cash outflow continues to be the ongoing general and administrative expense for the years, December 31, 2005 at $267,293 and $279,816 for the year ended December 31, 2004. The G&A expenses do not include non-cash items of $177,026 and $147,307 for stock-based compensation for the 2005 and 2004 years respectively and a $38,159 charge in 2005 for the final write down of the McAllister mineral properties. The Company expects to continue to advance its exploration properties through sourcing partners, thereby conserving its limited working capital.

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

The Company’s working capital deficiency was greatly reduced to $140,213 at year end December 31, 2004 compared to a deficit of $408,668 at the year ended December 31, 2003.  Share capital increased in 2004 due to the private placement of $518,000 to $11,545,745, December 31, 2003 showed $11,224,585 in share capital. The Company’s largest cash outflow continues to be the ongoing general and administrative expense for the years, December 31, 2004 at $279,816 and $196,596 for the year ended December 31, 2003. The G&A expenses do not include non-cash items of $147,307 and $47,946 for stock-based compensation for the 2004 and 2003 years respectively and a $25,000 charge in 2003 for the final write down of the Ecuador mineral properties. The Company expects to continue to advance its exploration properties through sourcing partners, thereby conserving its limited working capital.

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

The Company’s working capital deficiency increased to $408,668 at the year ended December 31, 2003, from a deficit of $255,443 for the year ended December 31, 2002.  Share capital as unchanged at December 31, 2003 and 2002 at $11,224,585. The Company’s largest cash outflow continues to be the ongoing general and administrative expense of $197,484 and $173,451 for years ended December 31, 2003 and 2002, respectively. The Company expects to continue to advance its exploration properties through sourcing partners, thereby conserving its limited working capital.

Material Differences between Canadian and United States Generally Accepted Accounting Principles.

The Company prepares its financial statements in accordance with accounting principals generally accepted in Canada (Canadian GAAP), which differs in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Resource property and exploration costs

For U.S. GAAP purposes, the Company expenses exploration and acquisition costs incurred relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.  The capitalized costs of such properties are assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended December 31, 2005, 2004 and 2003 would have been $1,534,161, $380,289 and $178,527 respectively.

Outlook

For the remainder of the fiscal year ending December 31, 2006, the Company’s activities will focus primarily on the NWT diamond properties.  The Company initiated the 2006 exploration program on the Fry Inlet Diamond property in February 2006 with an airborne geophysics program.  Results expected shortly will assist in prioritizing drill targets and improve the rate of discovery of additional kimberlites.

Initial exploration programs are being designed and budgeted on the other 3 properties to include ground reconnaissance, surveys (prospecting, till sampling, ground geophysics) during the upcoming season and additional airborne geophysics later this year.  The Company is planning ongoing exploration programs for each of its projects well into 2007 with budgets and funding requirements being determined from initial work programs underway in Q1 and Q2 2006.

Based on its existing working capital, the Company expects to require additional funding during the fiscal year as it intends to accelerate exploration in the NWT through to year end. While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

 The Company does not have any material commitments for capital expenditures at the time of this report.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

 As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

E.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of this type required to be disclosed in this section.

G.

Safe Harbour

This Annual Report and accompanying financial statements and management discussion and analysis contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Annual Report contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Annual Report.

Management is required to make assumptions and estimates that affect the valuation of its mineral properties.  The carrying value of each property in the exploration or development stage is evaluated as to the project economics, including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company or others.  The review of the carrying value of each producing property is made by reference to the estimated future operating results and net cash flows.  When the carrying value of a property exceeds its estimated net recoverable amount, provision is made for the decline in value.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Leonard  R. Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 57 years old.

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

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville,Blu Starr and McAllister properties.  Mr. Wolbaum has extensive corporate experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 62 years old.

Glen C Macdonald

Mr. Macdonald is a professional geologist with over 30 years of exploration and mine development experience in the mineral industry.  He has designed and managed exploration campaigns worldwide for both metals and gemstones, and has concentrated primarily on Canadian diamond and gemstone exploration for the past 10 years.  Mr. Macdonald will assume technical responsibility for development of the Company’s gemstone exploration programs. Mr. Macdonald is 57 years old.

B.

Compensation

During the fiscal year ended December 31, 2005, the Company accrued a total $60,000 in cash compensation to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2005 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2005, 2004, and 2003,  in respect of the individuals who were, at December 31, 2005, the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options granted (#)(2) (f)	Restricted Shares or Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Len Danard President and CEO	2005 2004 2003	30,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	2,800,000 1,812,500 1,150,000	n/a n/a	n/a n/a	Nil Nil
Chris Robbins Vice President	2005 2004 2003	30,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	2,700,00 1,712,500 1,150,000	n/a n/a	n/a n/a	Nil Nil
Brian Canfield Secretary	2005 2004 2003	Nil Nil Nil	Nil Nil	Nil Nil	250,000 250,000 800,000	n/a n/a	n/a n/a	Nil Nil

(1)

Fiscal years ended December 31, 2005, 2004, and 2003 .

(2)

Indicates total options held in each of the fiscal periods down.

Option Grants in Last Fiscal Year

The following table, if required, sets forth stock options granted during the fiscal year ended December 31, 2005 to the Named Executive Officers:

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted*	No. of Options Granted	Exercise Price	Expiry Date	Market Value of Shares Underlying Options at Date of Grant ($/share)
Len Danard	Officer	29.62	2,000,000	$0.11	11/17/2010	$0.11
Chris Robbins	Officer	29.62	2,000,000	$0.11	11/17/2010	$0.11
Brian Canfield	Officer	3.70	250,000	$0.11	11/17/2010	$0.11

* Percentage of total options granted during the year ended December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 2005 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name of Optionee	Securities Acquired on Exercise	Aggregate Value Realized(1)	Unexercised Options at Fiscal year-End Exercisable/Un-exercisable	Value of Exercisable/Unexercised In-the-Money Options at Year-End
Len Danard	550,000	$8,250	800,000/2,000,000	NIL
Chris Robbins	550,000	$8,250	700,000/2,000,000	NIL
Brian Canfield	Nil	NIL	0/250,000	NIL

(1) Calculated using the closing price on the exercise date for a board lot of common shares on the TSX Venture Exchange.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts.

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. The Company carries a payable of $139,954 at year ended December 31, 2005 ($67,115 – 2004) to a law firm where Brian Canfield (corporate secretary) works, for legal services rendered.

The following table, if required, sets forth stock options granted by the Company during the fiscal year ended December 31, 2005 to directors who are not Named Executive Officers of the Company.

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Leroy Wolbaum	Director	7.40	500,000	$0.11	11/17/2010	NIL
Glen C Macdonald	Director	29.62	2,000,000	$0.11	11/17/2010	NIL

The following table, if required, sets forth detail of all exercises of stock options during the fiscal year ended December 31, 2005 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name of Optionee	Securities Acquired on Exercise	Aggregate Value Realized(1)	Unexercised Options at Fiscal year-End Exercisable/Un-exercisable	Value of Exercisable/Unexercised In-the-Money Options at Year-End
Glen C Macdonald	500,000	$7,500	500,000/2,000,000	NIL/NIL

(1) Calculated using the closing price on the exercise date for a board lot of common shares on the TSX Venture Exchange.

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

 The Company currently does not have three independent directors to serve as an Audit Committee.  Two members of The Board of Directors are independent and meet and review and discuss along with the recommendations of its auditors, PricewaterhouseCoopers LLP, effectively serving as an Audit Committee.    The Board of Directors after receiving recommendations from the audit committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and makes recommendations whether or not to approve such statements.  At the request of the Company’s auditors, the Board of Directors convenes a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended December 31, 2005 the Company had no employees, other than the CEO and Vice President who oversee the day to day development of the Company.  The Company utilizes independent consultants and casual labour sporadically when it is undertaking exploration or staking mineral claims. The Joint Participation Agreement (expired April 30, 2003) on the Blu Starr Property in British Columbia required the partner to hire and manage employees as part of their contractual earn in, relieving the Company of this responsibility.  The Option Joint Venture Agreement in place on the Kenville property requires all exploration expenditures to be the responsibility of the optionee. The Company expects to continue to contract out this responsibility to the partners it attracts to its properties.

 E.

Share Ownership

See Item 6.A Directors, Senior Management and Employees – Directors and Senior Management for a summary of all common shares of the Company held by the directors and senior management.

The following table sets forth a summary of the details of all options and warrants to purchase shares of the Company held by directors and senior management to the Company during the year ended December 31, 2005.  As at December 31, 2005 there were an aggregate of 10,475,000 stock options outstanding of the 11,000,000 authorized under the Plan; the Company cancelled 1,000,000 options effective January 6, 2006.

Name

# of Common

  # of Warrants

Beneficial Percentage

Exercise    Expiry

Shares Held

or Options Held

Ownership(1)

Price

     Date

Exercisable/

Un-exercisable

Len Danard

3,950,066

7.2%

N/A

N/A

800,000/

$0.10

02/12/2009

2,000,000

$0.11

11/17/ 2010

Chris Robbins

1,931,138

4.3%

N/A

N/A

700,000/

$0.10

02/12/ 2009

2,000,000

$0.11

11/17/ 2010

Leroy Wolbaum

1,549,020

3.1%

N/A

N/A

200,000

$0.10

01/23/ 2007

400,000/

 $0.10

02/12/ 2009

500,000

 $0.11

11/17/ 2010

Glen Macdonald

   NIL

1.4%

N/A

N/A

500,000/

$0.10

09/28/ 2009

2,000,000

$0.11

11/17/ 2010

Brian Canfield

   240,000

0.5%

N/A

N/A

40,000/

$0.22

12/29/ 2007

250,000

$0.11

11/17/ 2010

Totals

 7,670,244

9,475,000/4,327,500

16.5%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 1, 2006, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on  68,402,688 Common Shares outstanding as of May 1, 2006, plus the exercisable shares that are deemed outstanding as listed in this table.

2005 Share Option Plan (the “Plan”)

In November of 2005, the Board of Directors approved a new Stock Option Plan to replace the Amended Plan from 1999.  All shareholder and regulatory approvals were received prior to the year ended December 31, 2005 and the plan is now in effect.  Options for executive officers are granted initially at the time of employment.  Option grants for all employees including executive officers are reviewed on an annual basis.

The Plan has been drafted to comply with Exchange policies and received all required approvals in 2005. It reserves 11,000,000 common shares for issuance pursuant to the exercise of options granted pursuant to the Plan being less than 20% of the number of issued and outstanding common shares as at the effective date of the Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons there under include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan is administered by the board of directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the board of (the “Option Committee”). The board of directors has authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise-ability of the option. At a minimum, unless approval of the Exchange is received, options will vest in equal instalments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of the grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of the grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option expiration date, whatever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any one participant, or to any one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.

Major Shareholders

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or any foreign government.

As at May 1 2006 and except for the officers and directors as a group (as summarized in Item 6.E Directors, Senior Management and Employees – Share Ownership), the Company is aware of the following persons or groups of persons which are registered as owning more than 10% of the Company’s issued and outstanding common shares.

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	CDS & Co.	36,101,532	52.77
Common Shares	Cede & Co.	7,163,464	10.47

(1) No officer or director individually owns or controls more than 10% of the Company’s shares.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at May 1, 2006 there were 68,402,688 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 2,836 registered holders of the Company’s common shares resident in the United States, holding an aggregate 7,976,080 common shares.  This number represents approximately 11.66% of the total issued and outstanding common shares of the Company as at May 1, 2006.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2005, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2005 which contain an Audit Report dated April 13, 2006, Balance Sheets as of December 31, 2005 and 2004, Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2005, 2004, and 2003 statements of Cash flows for the Fiscal Years Ended December 31, 2005, 2004, and 2003 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange, (formerly known as the CDNX) until April 30, 2006, for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
April 2006 March 2006 February 2006 January 200 December 2005 November 2005	0.145 0.15 0.16 0.155 0.12 0.115	0.11 0.12 0.12 0.105 0.085 0.08
2005 Fourth Quarter Third Quarter Second Quarter First Quarter	0.125 0.10 0.115 0.18	0.08 0.075 0.065 0.09
2004 Fourth Quarter Third Quarter Second Quarter First Quarter	0.145 0.165 0.15 0.185	0.075 0.10 0.09 0.06
2003	0.11	0.03
2002	0.13	0.02
2001	0.24	0.04

The closing price of the Company’s common shares on the TSX Venture Exchange, on May 2, 2006 was $0.125.

The high and low sale prices (US$) for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
April 2006 March 2006 February 2006 January 2006 December 2005 November 2005	0.125 0.125 0.114 0.145 0.087 0.09	0.074 0.081 0.81 0.101 0.067 0.067
2005 Fourth Quarter Third Quarter Second Quarter First Quarter	0.10 0.085 0.09 0.15	0.067 0.051 0.05 0.06
2004 Fourth Quarter Third Quarter Second Quarter First Quarter	0.12 0.119 0.125 0.18	0.06 0.07 0.065 0.081
2003	0.10	0.012
2002	0.08	0.012
2001	0.17	0.04

The closing price of the Company’s common shares on the Over the Counter Bulletin Board on May 2, 2006 was US$0.11.

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

European Listing

On February 12, 2004 the Company’s shares were quoted on the Berlin Exchange under the symbol “AMO”.  The Company believes the addition of a European listing, in conjunction with the TSX Venture Exchange and the OTC Bulletin Board (ASWRF) listing in the United States is a positive corporate development in our efforts in creating greater worldwide exposure for the Company and its diamond/gemstone/precious and base metals properties.  Europeans have historically been strong supporters and investors in the exploration and development of gold properties and more significantly gemstone exploration throughout the world.  The shares to date appear to be quoted in Euros, but there does not appear to be any trading volumes as of the time of this report.

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

B.

Memorandum and Articles of Association

The Company was incorporated under the laws of Canada on June 27, 1995 under the name 3160157 Canada Ltd. as a wholly-owned subsidiary of Anglo Swiss Industries Inc. (“ASII”).  On July 12, 1995, it changed its name to “Canadian Sapphire Corporation”.  On October 8, 1997 it was continued as “Anglo Swiss Resources Inc.” under the Company Act. The continuance was implemented to repatriate the Company as a British Columbia company as the majority of its direct business operations are located in that province.  As a result of the Reorganization, holders of ASII Common Shares automatically became holders of Company Common Shares and the Company automatically became the holder of all the outstanding ASII Common Shares.  This resulted in the Company becoming the new parent company of the Anglo Swiss group of companies.  The financial statements of the Company are, in effect, the same as the financial statements of ASII would appear, if the Reorganization had not taken place.

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

C.

Material Contracts

The Company has not completed any material contracts other than ordinary course of business during the last two fiscal years. Included in this regard, the Company has entered into an option agreement on the Kenville Mine property with a private group of companies and received three non-refundable payments totalling $100,000. The Company will await the final completion date of August 29, 2006 and thereon review and approve the qualified expenditures to date, as defined in the Option Joint Venture Agreement.  The agreement allows the optionees to earn up to 70% of the mineral claims over the three year period; the Company retains 100% ownership of the assets of the surface, facilities, equipment, etc. and accordingly has not considered this agreement material at the time of this annual report.  If the optionees enter to complete the aggregate expenditures of $800,000 and the commitment to form an official Joint Venture Agreement, the Company will then consider it has a material contract. The agreement expires on August 29, 2006.

The Company entered into an Option Joint Venture Agreement in respect to the New Shoshoni diamond claims in the NWT of Canada.  The agreement requires the following payments and exploration expenditures at the Company’s option:

i)

$30,000 on or before May 25, 2006;

ii)

$35,000 on or before May 25, 2007;

iii)

$40,000 on or before May 25, 2008

a)

incur the following minimum annual expenditures on the Property:

b)

       $200,000 on or before twelve months from the date of Exchange approval of  this Agreement;

c)

an additional $400,000 on or before 24 months from the date of Exchange approval of this Agreement;

d)

an additional $800,000 on or before 36 months from the date of Exchange approval of this Agreement;

e)

an additional $1,600,000 on or before 48 months from the date of Exchange approval of this Agreement;

Upon the Company completing the work requirements over the four year period and consequently completing the acquisition of this property and forming a Joint Partnership, the agreement is not considered material at the time of this annual report.  SEE EXHIBIT 5.3 - New Shoshoni Option & Joint Venture Agreement.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. At present, the functional currency of the Company is the Canadian dollar. Based on the Company’s overall exchange rate risk as at December 31, 2005, the Company believes that a ten percent change in exchange rates would ot have a material adverse effect on its financial position, results of operations, or changes in financial posnition. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure. The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”) ) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures and persons performing similar functions.  A copy of the Company’s Code of Ethics will be made available to any person who requests it in writing to the Company’s head office or through the Company’s website at www.anglo-swiss.com.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended December 31, 2005, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers, LLP., the Company’s principal accountant, for the following category of services:

Type of Fees

Amount Paid or Incurred

           Percentage of Services

Audit Fees

$25,000

100%

Audit Related Fees

         -

    -

Tax Fees

         -

    -

All other Fees

         -

    -

Total fees

 $25,000

100%

In respect of work undertaken for the fiscal year ended December 31, 2004, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers, LLP., the Company’s principal accountant, for the following category of services:

Type of Fees

Amount Paid or Incurred

           Percentage of Services

Audit Fees

$17,400

100%

Audit Related Fees

         -

    -

Tax Fees

         -

    -

All other Fees

         -

    -

Total fees

 $17,400

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended December 31, 2005, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended December 31, 2005, which is the period covered by this Annual Report on Form 20F.

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 12 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 11 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document	Page Number
Cover Sheet	F1
Management’s Responsibility for Financial Reporting	F2
Auditors’ Report dated April 13, 2006	F3
Balance Sheets as at December 31, 2005 and 2004	F4
Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2005, 2004 and 2003	F5
Statements of Cash Flows for the Fiscal Years Ended December 31, 2005, 2004 and 2003	F6
Notes to the Financial Statements	F7

(b)

Exhibits

Page Number
Exhibit 99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.99.1 Section 1350, as adopted pursuant to Section 906 of the Sorbanes-Oxley Act of 2002	E99.1
Exhibit 99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.99.2 Section 1350, as adopted pursuant to Section 906 of the Sorbanes-Oxley Act of 2002	E99.2

Exhibit No.	Description of Document	Page Number
4.1.(1)	Blu Starr Joint Participation Agreement	N/A
4.2(1)	Catamayo Joint Participation Agreement	N/A
5.2	Purchase Agreement Till Claims 1-7, NWT	E1
5.3	New Shoshoni Option & Joint Venture Agreement, NWT	E7
5.4	Purchase Agreement PQ Claim 1-25, NWT	E17
5.5	Purchase Agreement MS Claims, NWT	E26
5.6(2)	2005 Stock Option Plan	N/A
(1)	The documents(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 1999 and are hereby incorporated by reference in their entirety.
(2)	The document(s) has been previously filed under a Form 6K dated January 18, 2006 #06534889, and are hereby incorporated by reference in their entirety.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 24th. day of May 2006.

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

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the Company, including its subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

May 24, 2006

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

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the Company, including its subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

Date:

May 24, 2006

SIGNED “CHRIS ROBBINS”

Chris Robbins, Chief Financial Officer

Anglo Swiss Resources Inc.

(an exploration stage company)

Financial Statements

December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

F1

April 13, 2006

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles and contain estimates based on management’s judgement. Management considers that they maintain an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) and their report follows.

Len Danard

Chris Robbins

President and Chief Executive Officer

Vice-President

F2

Independent Auditors’ Report

To the Shareholders of

Anglo Swiss Resources Inc.

We have audited the balance sheets of Anglo Swiss Resources Inc. (an exploration stage company) as at December 31, 2005 and 2004 and the statements of loss and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with generally accepted accounting principles in Canada.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

April 13, 2006

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in note 3. Our report to the shareholders dated April 13, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

April 13, 2006

F3

Anglo Swiss Resources Inc.
(an exploration stage company)

Balance Sheets
As at December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005 $	2004 $

Assets

Current assets
Cash and cash equivalents	603,639	167,735
Accounts receivable	16,758	4,446
Prepaid expenses	1,247	2,299

	621,644	174,480

Reclamation bond (note 4)	18,800	18,800

Property, plant and equipment (note 5)	1,000,130	1,005,164

Mineral properties (note 6)	3,813,003	2,761,320

	5,453,577	3,959,764

Liabilities

Current liabilities
Accounts payable and accrued liabilities	468,278	314,693

Shareholders’ Equity

Capital stock (note 7)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value

Issued
67,402,688 (2004 - 50,005,688) common shares	13,216,707	11,545,745

Options (note 8)	373,882	275,847

Warrants (note 8)	53,709	196,840

Contributed surplus (note 8)	303,156	106,316

Deficit	(8,962,155)	(8,479,677)

	4,985,299	3,645,071

	5,453,577	3,959,764

Going concern and nature of operations (note 1)

Approved by the Board of Directors:

Leroy Wolbaum, Director

Glen Macdonald, Director

F4

Anglo Swiss Resources Inc.
(an exploration stage company)

Statements of Loss and Deficit
As at December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

Expenses
Interest and other income	(874)	(1,005)	(888)
Administrative	34,836	47,333	30,125
Consulting fees (note 10(b))	60,000	60,000	60,000
Depreciation	5,034	8,699	2,356
Filing fees	28,571	30,079	9,632
General exploration	8,753	7,366	6,740
Interest	2,420	237	1,590
Professional fees	69,416	21,688	46,261
Shareholders’ information	40,113	80,972	27,204
Stock-based compensation (note 8)	177,026	147,307	47,946
Transfer agent fees	8,079	7,286	6,190
Travel and promotion	10,945	17,161	7,386
Write-down of mineral properties	38,159	-	25,000

Loss for the year	482,478	427,123	269,542

Deficit - Beginning of year
As previously reported	8,479,677	7,971,960	7,702,418
Stock-based compensation (note 3)	-	80,594	-

As restated	8,479,677	8,052,554	7,702,418

Deficit - End of year	8,962,155	8,479,677	7,971,960

Weighted average number of shares outstanding	53,944,165	48,771,002	44,825,688

Basic and diluted loss per share	0.01	0.01	0.01

F5

Anglo Swiss Resources Inc.
(an exploration stage company)

Statements of Loss and Deficit
As at December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

Cash flows used in operating activities
Loss for the year	(482,478)	(427,123)	(269,542)
Items not affecting cash
Depreciation	5,034	8,699	2,356
Write-down of mineral properties	38,159	-	25,000
Stock-based compensation	177,026	147,307	47,946

Changes in non-cash working capital
Accounts receivable	(12,312)	774	(726)
Prepaid expenses	1,053	(1,624)	(461)
Accounts payable and accrued liabilities	83,502	(122,035)	165,671

	(190,016)	(394,002)	(29,756)

Cash flows from financing activities
Proceeds from issuance of private placement and options	894,700	518,000	-
Share issue cost	(89,771)	-	-

	804,929	518,000	-

Cash flows used in investing activities
Reclamation bond	-	(4,000)	-
Mineral property (cost) recoveries	(179,009)	25,572	41,015

	(179,009)	21,572	41,015

Increase in cash and cash equivalents	435,904	145,570	11,259

Cash and cash equivalents - Beginning of year	167,735	22,165	10,906

Cash and cash equivalents - End of year	603,639	167,735	22,165

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	840,750	-	-
Shares issued for agent issue costs	10,000	-	-

F6

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

1.     Going concern and nature of operations

At December 31, 2005, the company has working capital balance of $153,366. As is typical for an exploration stage company, the company has experienced losses in the current and prior periods and there is an accumulated deficit of $8,962,155.  The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due.  Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The company is in the process of exploring its diamond, gold and gemstone properties in Canada, and will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

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

These financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern, which could be material.

2.

Significant accounting policies

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between these principles and those that would be applied under United States generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 12.

F7

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported. Such estimates and assumptions affect the carrying value of assets, future income tax, the valuation of warrants and options and impact decisions as to when exploration and development costs should be capitalized or expensed. The company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates and these differences could be material.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives of 3 to 10 years using the declining balance method, net of estimated salvage values. These assets will be written down to the fair value if the carrying value exceeds the estimated net recoverable amount.  Mining assets are depreciated on a unit of production basis and while held in care and maintenance are not depreciated.

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

The company reviews the carrying values of its resource properties whenever events or circumstances indicate that there may be a potential impairment. Where estimates of future cash flows are not available and where exploration results or other information suggest impairment has occurred, management assesses whether the carrying value can be recovered, and if not, an appropriate write-down is recorded.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects in title registration.

F8

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

Stock-based compensation

The company follows the provisions of CICA Handbook Section 3870 on “Stock-based Compensation and Other Stock-based Payments”, which requires the fair value based method to be used for all stock-based awards. As a result, the company expenses stock option benefits issued to employees and directors based on their vesting provisions.

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

Variable Interest Entities (VIE)

The company adopted the new accounting guidelines requiring the consolidation of VIE’s by a primary beneficiary.  The adoption of the new accounting guidelines relating to VIE’s do not have a material effect on the company.

3.      Change in accounting policy

Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2004, the company adopted the provisions of CICA Handbook Section 3870 on “Stock-based Compensation and Other Stock-based Payments”, which requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002.

The company applied the provisions retroactively without restatement which resulted in a charge to the deficit and a corresponding increase to options in the amount of $80,594 on January 1, 2004 with respect to employee stock options granted in 2002 (note 8). No employee or director stock options were granted in 2003.

4.      Reclamation bond

The company has on deposit reclamation bonds totalling $18,800 to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties, respectively. These investments are recorded at cost and earn interest at market rates.

F9

5.       Property, plant and equipment

	2005

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment	1,090,003	105,559	984,444
Office equipment	29,005	24,963	4,042
Motor vehicles	19,564	7,920	11,644

	1,138,572	138,442	1,000,130

	2004

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment	1,090,003	105,559	984,444
Office equipment	29,005	24,062	4,943
Motor vehicles	19,564	3,787	15,777

	1,138,572	133,408	1,005,164

Mine plant and equipment were not depreciated in 2005, 2004, 2003 as the equipment was not used.

F10

6.       Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $

Kenville (a)
Balance - December 31, 2003	1,507,297	3,891	1,511,188
Acquisition cost recoveries	(91,561)	-	(91,561)

Balance - December 31, 2004	1,415,736	3,891	1,419,627
Option payment received	(35,000)	-	(35,000)
Expenditures	-	55,394	55,394

Balance - December 31, 2005	1,380,736	59,285	1,440,021

Blu Starr (b)
Balance - December 31, 2003	812,306	484,660	1,296,966
Expenditures	-	31,901	31,901

Balance - December 31, 2004	812,306	516,561	1,328,867
Expenditures	-	27,622	27,622

Balance - December 31, 2005	812,306	544,183	1,356,489

McAllister (c)
Balance - December 31, 2003	-	-	-
Expenditures	-	12,826	12,826

Balance - December 31, 2004	-	12,826	12,826
Acquisition costs	12,250	-	12,250
Expenditures	-	15,657	15,657
Write-down	(12,250)	(25,909)	(38,159)

Balance - December 31, 2005	-	2,574	2,574

Till Claims (d)
Balance - December 31, 2004	-	-	-
Acquisition costs	114,500	-	114,500

Balance - December 31, 2005	114,500	-	114,500

New Shoshoni Claims (e)
Balance - December 31, 2004	-	-	-
Acquisition costs	69,000	-	69,000
Expenditures	-	2,350	2,350

Balance - December 31, 2005	69,000	2,350	71,350

PQ Claims (f)
Balance - December 31, 2004	-	-	-
Acquisition costs	525,000	-	525,000

Balance - December 31, 2005	525,000	-	525,000

Lac de Gras Claims (g)
Balance - December 31, 2004	-	-	-
Acquisition costs	270,000	-	270,000
Expenditures	-	33,069	33,069

Balance - December 31, 2005	270,000	33,069	303,069

Total mineral properties - December 31, 2004	2,228,042	533,278	2,761,320

Total mineral properties - December 31, 2005	3,171,542	641,461	3,813,003

F11

a)

Kenville, Canada

The Kenville mineral property together with certain plant and equipment (note 5) is located near Nelson, British Columbia and operated as a gold mine from June to December 1992 whereupon operations were terminated due to insufficient working capital and the mine was placed on a care and maintenance basis. During the year ended May 31, 1997, the company wrote down the plant and equipment to the present carrying value. The company is planning to use the plant and equipment for the processing of high grade ore from Kenville.

On August 29, 2003, the company entered into an option agreement upon the optionee making a payment of $30,000. The joint venture partner may earn a 70% interest to the mineral rights on the property by paying the company $100,000 and incurring $700,000 of expenditures over a three-year exploration period ending August 29, 2005. Under direction by a court order, the option agreement was extended one year to terminate on August 29, 2006 unless the optionee pays the company an additional $35,000 on each anniversary date.  The optionee has met both payment dates and paid the Company the initial $100,000.  The optionee has until August 29, 2006 to incur the $700,000 in expenditures or the agreement is terminated.  During 2003, the company recorded $91,561 in net acquisition cost recoveries for revenue received from logging activities on the property and optionee payments.

b)

Blu Starr, Canada

The company owns a number of gemstone mineral and placer claims collectively known as the Blu Starr property, located near Nelson and Slocan, British Columbia. In relation to 174 claims, the prior vendors retained a 1.5% net smelter return on any future non-gemstone production. In relation to another 14 claims, the vendors retained a 3.5% net royalty on gemstone production and a 2% net smelter return on any future metal production.

The Blu Starr property was subject to a Joint Participation Agreement with Hampton Court Resources (Hampton), entered into in April 2000, which expired in April 2003. Hampton has earned a 10% working interest in the staked mineral tenures of this property to date.  The company owns 100% of the placer mineral claims.

c)

McAllister Group, Canada

The company staked a number of mineral tenures totalling 31,000 hectares nearby Nelson, B.C. for diamond exploration during 2004 and 2005.  In February 2005, the company entered into an option agreement to acquire a portion of mineral tenures within the 31,000 hectares.  The company paid an initial amount of $5,000 and issued 50,000 common shares valued at $7,250 for the first year term of the option purchase agreement.  The company did not renew the second year option term for this agreement.  In January 2006, the company reduced its number of mineral tenures within the McAllister Group down to 1,959 hectares from the 31,000 hectares initially held.  This reduction resulted in a write-down of $38,159 to the value of this property.

F12

d)

Till Claims, Canada

The company acquired a 100% interest in a number of mineral tenures totalling 6,730 hectares for diamond exploration during 2005.  The mineral tenures are collectively known as the Till Claims and are located on the Fishing Lake area in the Northwest Territories. The company paid $20,000 and issued 900,000 common shares valued at $94,500.  The vendors retained a 2% gross overriding royalty (“GORR”) based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The company may purchase 1% of the GORR by paying 1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 150,000 shares for each individual kimberlite discovered by the company on the property.

e)

New Shoshoni Claims, Canada

During 2005, the company entered into an option and joint venture agreement with New Shoshoni Ventures Ltd. to acquire an undivided interest of 50%, plus a further option to earn an additional 10% interest in a number of mineral tenures totalling 23,587 hectares for diamond exploration.  The claims are collectively known as the New Shoshoni Claims and are located near the Fry Inlet Lake in the Northwest Territories. The company paid a cash instalment of $25,000 and issued 400,000 common shares valued at $44,000.  The agreement requires that the company pay an additional purchase price of $105,000 through annual payments over a three year period commencing May 25, 2006.  The company must also incur $3,000,000 in exploration expenditures by February 2009.  The vendors retained a 3% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The company may purchase 1% of the GORR by paying 2,500,000. The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.

f)

PQ Claims, Canada

The company acquired a 100% interest a number of mineral tenures totalling 13,586 hectares for diamond exploration during 2005.  The claims are collectively known as the PQ Claims and are located on the Fry Inlet area in the Northwest Territories. The company paid a total of $50,000 and issued 5,000,000 common shares valued at $475,000.  The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying 1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 250,000 shares to a cumulative total of 1,000,000 shares for each kimberlite body discovered by the company on the property.

G)

Lac de Gras Claims, Canada

The company acquired a 100% interest in a number of mineral tenures totalling 21,229 hectares for diamond exploration during 2005.  The claims are collectively known as the Lac de Gras Claims and are located on the Falcon Bay Diamond Property in the Northwest Territories. The company paid a total of $50,000 and issued 2,000,000 common shares valued at $220,000. The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying 1,000,000. The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.

F13

7.

Capital stock

	Common shares	Amount $

Balance - December 31, 2003	44,825,688	11,224,585

Capital stock issued
Shares	5,180,000	518,000
Warrants extension adjustment	-	(196,840)

Balance - December 31, 2004	50,005,688	11,545,745

Capital stock issued
Shares - issued for cash	7,347,000	734,700
- issued for property	8,350,000	840,750
- issued for agent issue costs	100,000	10,000
Options exercised	1,600,000	160,000
Contributed surplus, options exercised		129,051
Warrants		(47,979)
Issue costs - cash payment		(89,771)
- fair value of agent issue cost shares		(10,000)
- fair value of broker options (note 8)		(50,059)
- fair value of broker warrants		(5,730)

Balance - December 31, 2005	67,402,688	13,216,707

On March, 29, 2004, the company closed a private placement for 5,180,000 units for gross proceeds of $518,000. Each unit comprises one common share and one share purchase warrant (note 8), entitling the holder to purchase an additional common share for $0.15 for an one-year period expiring on March 29, 2005. The company subsequently extended the expiration date of the 5,180,000 warrants to September 29, 2005. The warrant extension was deemed to have a fair value of $196,840 which was adjusted against capital stock.  The warrants expired unexercised.

On December 29, 2005, the company closed a flow-through private placement for 1,224,500 units at $0.60 per unit for gross proceeds of $734,700. Each unit comprises one non flow-through common share (1,224,500 shares), five flow-through common shares (6,122,500 shares) and one share purchase warrant (1,224,500 warrants) entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007.  The warrants are deemed to have a fair value of $47,979 which was adjusted against capital stock.  100,000 common shares were issued as part of this private placement at a fair value of $10,000.  Total issue costs were $155,560.

During 2005, 8,350,000 common shares were issued for a total of $840,750 to purchase mineral claims for diamond exploration in the Northwest Territories.  Directors exercised 1,600,000 options in 2005 for gross proceeds of $160,000.

F14

8.

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2003	47,946	-	106,316

Stock based compensation	147,307	-	-
Stock based compensation – retroactive adoption	80,594	-	-
Fair value of warrants issued on private placement	-	196,840	-

Balance - December 31, 2004	275,847	196,840	106,316

Stock based compensation	177,026	-	-
Exercise of options	(129,050)	-	-
Fair value of agents options	50,059	-	-
Fair value of agents warrants	-	5,730	-
Fair value of warrants issued on private placement	-	47,979
Warrants expired	-	(196,840)	196,840

Balance - December 31, 2005	373,882	53,709	303,156

Options

On December 29, 2005, the company closed a flow-through private placement for 1,224,500 units at $0.60 per unit for gross proceeds of $734,700. Each unit comprises one non flow-through common share (1,224,500 shares), five flow-through common shares (6,122,500 shares) and one share purchase warrant entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007.  As part of their compensation, the broker was granted an option to acquire 146,940 units of this issue at $0.60 per unit. Each unit comprises six common shares (881,540 shares) and one share purchase warrant (146,940) entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007.  The option was valued at $50,059 for the shares and $5,730 for the warrants.  The valuation is based upon the Black-Scholes model assuming an average risk-free rate of 2.95%, expected life of 2 years and expected volatility of 108%.

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 11,000,000 common shares (7,000,000 common shares – 2004). Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.

F15

During the years ended December 31, 2005 and 2004, the change in stock options outstanding is as follows:

	2005		2004

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding - Beginning of year	7,000,000	0.13	5,000,000	0.19
Granted	6,750,000	0.11	3,200,000	0.10
Exercised	(1,600,000)	0.10	-	-
Cancelled	-	-	(575,000)	0.21
Expired	(1,675,000)	0.21	(625,000)	0.66

Options outstanding - End of year	10,475,000	0.11	7,000,000	0.13

Options exercisable - End of year	3,475,000	0.10	5,125,000	0.14

At December 31, 2005, the following stock options are outstanding and exercisable:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Remaining contractual life, outstanding options (years)	Remaining contractual life, exercisable options (years)

$0.10	200,000	200,000	January 23, 2007	1.07	1.07
$0.10	1,125,000	1,125,000	February 17, 2008	2.13	2.13
$0.10	1,900,000	1,900,000	February 12, 2009	3.12	3.12
$0.10	500,000	250,000	September 28, 2009	3.74	3.74
$0.11	6,750,000	-	November 17, 2010	4.88	-

	10,475,000	3,475,000

During the year ended December 31, 2005, the company granted 6,750,000 stock options to employees, directors and non-employees and the related compensation cost of $36,884 has been recorded in the statement of loss and deficit. $140,142 of the $177,026 recorded for stock compensation in the statement of loss and deficit relates to options granted before 2005 which vested during 2005.  The estimated fair value of options granted that will vest subsequent to December 31, 2005 is $570,928.

F16

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2005	2004	2003

Expected dividend yield	Nil	nil	Nil
Average risk-free interest rate	4.00%	3.54%	4.27%
Expected life	5 years	3 years	5 years
Expected volatility	108%	108%	106% to 109%

On January 6, 2006, the company cancelled 1,000,000 stock options previously granted to employees, directors and non employees.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

During the years ended December 31, 2005 and 2004, the change in warrants outstanding was as follows:

	2005		2004

	Number of warrants	Exercise price $	Number of warrants	Exercise price $

At January 1	5,180,000	0.15	-	-
Granted	1,224,500	0.22	5,180,000	0.15
Expired	(5,180,000)	0.15	-	-

At December 31	1,224,500	0.22	5,180,000	0.15

During the year ended December 31, 2005, the company issued 1,224,500 units in connection with a flow-through private placement. Each unit consists of one non flow-through common share of the company, five flow-through commons shares and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.22 until December 29, 2007.  The warrants are estimated to have a fair value of $47,979 based upon the Black-Scholes model assuming an average risk-free rate of 2.95%, expected life of 2 years and expected volatility of 108%.

F17

Contributed Surplus

During the year ended December 31, 2005, 5,180,000 warrants expired which resulted in a fair value amount of $196,480 being transferred to contributed surplus.

9.

Income taxes

The income taxes shown on the statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2005	2004	2003

Statutory tax rate	34.86%	35.62%	37.62%

	$	$	$

Loss for the year	(482,478)	(427,123)	(269,542)

Provision for income taxes based on statutory rates	168,192	152,141	101,402
Permanent differences	(68,797)	(35,356)	-
Tax benefits not recognized	(99,395)	(116,785)	(101,402)

	-	-	-

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

	2005 $	2004 $

Capital and non-capital loss carry-forwards	571,646	471,613
Property, plant and equipment, mineral properties and other	305,693	252,075

Total future tax assets	877,339	723,688
Valuation allowance	(877,339)	(723,688)

Net future tax assets	-	-

The company estimates that it has approximately $1.7 million in non-capital losses, expiring between 2006 and 2015, to reduce future taxable income in Canada. The realization of income tax benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

The company completed a private placement of shares for gross proceeds of $734,700 on December 29, 2005 and will be required to incur $612,500 in eligible flow-through expenditures during fiscal year 2006.

F18

10.

Related party transactions

Included in accounts payable and accrued liabilities is $153,156 (2004 - $136,824) due to directors and organizations controlled by directors, and $139,954 (2004 - $67,115) due to a law firm in which an officer of the company is a partner, of which $68,770 relates to 2005.

The company incurred consulting fees of $60,000 (2004 - $60,000; 2003 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

Financial instruments

At December 31, 2005, the recorded amounts for cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

12.

Material differences between Canadian and United States generally accepted accounting principles

The company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the financial statements is summarized as follows:

F19

	2005 $	2004 $	2003 $

Statements of loss
Loss for the year under Canadian GAAP	482,478	427,123	269,542
Mineral property expenditures for the year (a)	1,051,683	(46,834)	(66,015)
Exploration costs written off during the year (a)	-	-	(25,000)

Loss for the year under U.S. GAAP	1,534,161	380,289	178,527

Loss per share under U.S. GAAP	0.03	0.01	0.00

Mineral properties
Balance per Canadian GAAP	3,813,003	2,761,320	2,808,154
Cumulative mineral property expenditures (a)	(3,813,003)	(2,761,320)	(2,808,154)

Balance under U.S. GAAP	-	-	-

Stock options and warrants
Under Canadian GAAP	427,591	472,687	47,946
Stock-based compensation (b)	(80,594)	(80,594)	-

Balance under U.S. GAAP	346,997	392,093	47,946

Deficit
Under Canadian GAAP	(8,962,155)	(8,479,677)	(7,971,960)
Stock-based compensation (b)	80,594	80,594	-
Cumulative mineral property expenditures (a)	(3,813,003)	(2,761,320)	(2,808,154)

Deficit - under U.S. GAAP	(12,694,564)	(11,160,403)	(10,780,114)

Cash flows

Cash flows from operating activities
Per Canadian GAAP	(190,016)	(394,002)	(29,756)
Exploration expenditures (a)	(179,009)	25,572	41,015

Per U.S. GAAP	(369,025)	(368,430)	11,259

Cash flows from investing activities
Per Canadian GAAP	(179,009)	21,572	41,015
Exploration expenditures (a)	179,009	(25,572)	(41,015)

Per U.S. GAAP	-	(4,000)	-

F20

a)

Mineral property and exploration costs

For U.S. GAAP purposes, the company expenses exploration and acquisition costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are assessed periodically to assess whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

b)

Accounting for stock-based compensation

Effective January 1, 2004 for Canadian GAAP, the company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Adoption of CICA 3870 was applied retroactively, without restatement, as permitted by the standard. For U.S. GAAP purposes, the company adopted Statement of Financial Accounting Standards (SFAS) 148, “Accounting for Stock-based Compensation Transition and Disclosure”.  For U.S. GAAP, effective January 1, 2004, the company applied the modified prospective method of adoption included in SFAS 148 which recognizes stock-based employee compensation for 2004 as if the fair value based accounting method in this statement had been used to account for all employee awards granted, modified or settled in fiscal years beginning after December 14, 1994. Since all stock options granted from that date to January 1, 2004 vested immediately, application of the modified prospective method for U.S. GAAP purposes in 2004 did not have any additional impact on the stock-based compensation charge for 2004 under U.S. GAAP.

c)

Flow-through shares

As described in Note 7, the company issued by way of private placements 1,224,500 units at $0.60 per unit which resulted in gross proceeds of $734,700.  Each unit consists of one non flow-through common share, five flow-through common shares and one warrant.  As a result, 1,224,500 non flow-through common shares were issued along with 6,122,500 flow-through common shares totalling 7,347,000 shares.  According to SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through share.  A future income tax liability is recognized for the premium paid by the investors.  The company did not receive any premiums to market on this issue.

F21

d)

Recent Accounting Pronouncements

Financial Instruments - Recognition and Measurement, Hedges, and Comprehensive Income

In January 2005, the CICA issued three new standards relating to financial instruments. These new Canadian standards are applicable for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a fiscal year and only if the company has not already issued interim financial statements that cover part of the year.

Section 3855 - Financial Instruments prescribes how a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  This section also directs how financial instrument gains and losses are to be presented.

Section 3865 – Hedges applies when a company chooses to designate a hedging relationship for accounting purposes.  This new Section builds on the existing Accounting Guideline AcG-13 “Hedging Relationships” and Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 – Comprehensive Income introduces new rules for the reporting and display of comprehensive income.  Comprehensive income is currently reported under US GAAP and is the change in shareholders’ equity of an entity during a reporting period from transactions and other events and circumstances from non-owner sources.   It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivatives.

Accounting Changes and Error Corrections

FASB issued SFAS 154 – Accounting Changes and Error Corrections to replace APB Opinion No. 20 and FASB Statement No. 3.  SFAS 154 requires retrospective application of voluntary changes in accounting principles, unless deemed impracticable.  Under existing US GAAP, a new principle is not applied to prior periods but instead the cumulative effect of the change is recognized in earnings in the period of the change.  SFAS 154 also carries forward without change the guidance for APB No. 20 for reporting the correction of an error in previously issued financial statement and the accounting for changes in estimates.  This statement is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005.

F22

13.

Subsequent events

NWT Group of Mineral Tenures

On January 19, 2006 the company acquired a 100% interest in four strategically located mineral claims covering approximately 4,180 hectares within the Lac de Gras area in the Northwest Territories. The company paid a total of $12,500 and issued 1,000,000 common shares valued at $125,000. The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying $1,000,000. The vendors are eligible to receive kimberlite bonus payments of 200,000 shares to a cumulative total of 2,000,000 shares for each successive kimberlite body discovered by the company on the property.

F23

E1

EXHIBIT 5.2

THIS PURCHASE AGREEMENT dated for reference the           day of  June, 2005.

BETWEEN:   ANGLO SWISS RESOURCES LTD., a company duly incorporated in  the Province of British Columbia, having an office at 1904-837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N7

                        ("ASW")

AND:              MAX BRADEN

                        3920 Ragged Ass Lane

                        Yellowknife, NT, Canada  X1A 1Z7

                        (“Braden”)

AND:              LANE DEWAR

                        P.O. Box 1059

                        Yellowknife, NT, Canada  X1A 2N8

                        (“Dewar”)

AND:              TREVOR TEED

                        11 Horton Crescent

                        Yellowknife, NT, Canada  X1A 3B8

                        (“Teed”)

WHEREAS Braden, Dewar and Teed (collectively the "Vendors") are the beneficial owners of a 100% interest in and to “TILL” mineral claims located in the Fish Lake area of the Northwest Territories, and have agreed to grant to ASW the exclusive right to acquire an undivided 100% interest therein on the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by ASW to the  Vendors of the sum of $10.00 (the receipt and sufficiency of which is hereby expressly acknowledged by the Vendors) and of the mutual covenants and agreements herein contained, the parties agree as follows:

1.         DEFINITIONS

1.1       In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

“Agreement Date” means the date at the top of  this Agreement.

“Exchange” means the TSX Venture Exchange.

E2

"Property" means those mineral claims covering, more particularly described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licences and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licence or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property (including, without limitation, any Property issued to cover any internal gaps or fractions in respect of such ground).

2.         PURCHASE

2.1       The Vendors hereby give and grant to ASW the sole and exclusive irrevocable right to Purchase an undivided 100% right, title and interest in and to the Property in accordance with the terms of this Agreement.

2.2       To exercise the Purchase, ASW must:

(a)                secure written confirmation from the Exchange, dated not later than July 15, 2005, that the Exchange has accepted this Agreement for filing (the “Acceptance Date”);

(b)        pay a total of $20,000.00 to the Vendors ($10,000.00 30 days after acceptance of this agreement by the TSX Venture Exchange and $10,000.00 being due 60 days after acceptance of this agreement by the TSX Venture Exchange) and by issuing 900,000 shares of Anglo Swiss Resources Inc. to the Vendors within 5 business days of acceptance of this agreement by the TSX Venture Exchange.

The cash payments and share issuances are herein collectively referred to as the “Purchase Price” to earn a 100%  interest, subject to the GORR, in the Property.

2.3              The Property is subject to a 2% Gross Overriding Royalty (“GORR”) as defined in Schedule B.

2.4       This Agreement is an option agreement only, and all Payments comprising the Purchase Price  are and shall remain optional to ASW, such that ASW need not pay any of the same, other than the payment due on Acceptance. Upon the failure of ASW to deliver the consideration comprising the Purchase Price within the time periods set forth herein, ASW will have   a period of 30 days following receipt of  notice of such default to rectify the same, otherwise the Option and this Agreement will automatically terminate without further notice from the Vendors.

2.5       Once ASW has paid the Purchase Price in full, ASW will have exercised its right and have acquired  an undivided 100% right, title and interest in and to the Property, subject only to the GORR, and will give notice to the Vendors to that effect.  Upon the exercise of the Purchase, the Vendors will take the necessary actions to transfer to ASW a 100% interest in and to the Property in accordance with the provisions of applicable legislation.

2.6       The Vendors shall receive a kimberlite bonus payment of 150,000 shares for each individual kimberlite discovered by ASW, or its assigns, on the TILL property.

3.         REPRESENTATIONS AND WARRANTIES

3.1       ASW represents and warrants to the Vendors that:

(a)        it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties in Canada;

(b)        it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

E3

(c)        all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on a party;

(d)        neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by its constating documents or any agreement to which it is a party;

(e)        ASW is a public company whose shares are listed and posted for trading on the Exchange; and ASW is a reporting issuer in British Columbia and Alberta.

3.2       The Vendors hereby represent and warrant to ASW that:

(a)        they have the full power, capacity and authority to enter into and perform each of their obligations under this Agreement and any agreement or instrument referred to or contemplated herein;

(b)        neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which he is a party;

(c)        the mineral claims comprising the Property have been duly and validly staked and submitted for recording with the applicable mining authority pursuant to all applicable laws and regulations; are accurately described in Schedule "A" hereto; and the Vendors’ interest therein is free and clear of all liens, charges, royalties and encumbrances, subject to the rights of the Government of Canada;

(d)        The Vendors have the exclusive right to enter into this Agreement and has all necessary authority to dispose of an interest in and to the Property in accordance with the terms of this Agreement, subject only to Exchange approval of this Agreement and any underlying agreement; and

(e)        there are no pending or threatened actions, suits, claims or proceedings regarding the Property or any portion thereof of which the Vendors are aware.

3.3       The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Property by ASW and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

4.         COVENANTS OF THE VENDORS

4.1       During the currency of this Agreement the Vendors covenants and agrees with ASW to:

(a)        for so long as ASW is not in default hereunder, not do any act or thing which would in any way adversely affect the rights of ASW hereunder;

(b)        make available to ASW and its representatives all records and files in its possession relating to the Property and permit ASW and its representatives at their own risk and expense to take abstracts therefrom and make copies thereof;

(c)        co-operate as reasonably necessary with ASW in obtaining any surface and other rights on or related to the Property as ASW deems desirable; and

E4

(d)        promptly provide ASW with any and all notices and correspondence received by them from government agencies in respect of the Property and further arrange for government agencies to copy ASW on all correspondence and notices.

5.         TERMINATION OF OPTION

5.1       This Agreement, except for the provisions of section 7, (unless otherwise agreed by the Vendors in writing) will terminate upon the failure of ASW to pay any portion of the Purchase Price pursuant to subsection 2.2 within the time periods specified therein.

6.         SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

6.1       Each party agrees that all information obtained hereunder will be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the written consent of the other party, such consent not to be unreasonably withheld.

7.         ASSIGNMENT

7.1       Either party may at any time assign or transfer any or all of its interest herein, provided such assignee agrees to abide by and be bound by the terms of this Agreement in the same manner and to the same effect as if an original signatory hereto.

8.         NOTICES

8.1       Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by facsimile, e-mail or other similar form of communication, in each case addressed to the address first listed above or the following facsimile numbers or e-mail addresses:

(a)                If to Max Braden, 3920 Ragged Ass Lane, Yellowknife, NT, X1A 1Z7;

(b)                If to Lane Dewar, P.O. Box1059, Yellowknife, NT X1A 2N8;

(c)                If to Trevor Teed, 11 Horton Crescent, Yellowknife, NT X1A 3B8;

(d)                If to ASW at facsimile no. (604) 683-7497.

8.2       Any notice, direction or other instrument will:

(a)        if delivered, be deemed to have been given and received on the day it was delivered;

(b)        if mailed, be deemed to have been given and received on the fifth (5th) business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received; and

(c)        if sent by facsimile, email or other similar form of communication, be deemed to have been received by each party by that party acknowledging in writing receipt of the same.

8.3       Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

E5

9.0       ARBITRATION

9.1       If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction here the same shall be determined by the award of one arbitrator. The decision of the arbitrator shall be made within 30 days after the selection. The expense of the arbitration shall be paid accordingly as the arbitrator shall decide in his award.  The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Act (British Columbia), as amended, and the decision of the arbitrator shall be conclusive and binding upon the parties. The rules and procedures for the arbitration shall be procedures established by the B.C. Arbitrators Institute. The place of arbitration shall be Vancouver, British Columbia, Canada.

10.       GENERAL

10.1     The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

10.2     All references to moneys hereunder will be in Canadian funds unless otherwise specified. All payments to be made to any party hereunder may be made by cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or deposited for the account of s such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.

10.3     This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

10.4     This Agreement shall constitute the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

10.5     This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein. All actions arising from this Agreement will be commenced and maintained in the Supreme Court of British Columbia.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ANGLO SWISS RESOURCES LTD.

by its authorized signatory:

________________________________                                ________________________________

                                                                                                               WITNESS

________________________________                                ________________________________

MAX BRADEN                                                                                    WITNESS

________________________________                                ________________________________

LANE DEWAR                                                                                    WITNESS

________________________________                                ________________________________

TREVOR TEED                                                                                   WITNESS

E6

SCHEDULE "A"

                                                  DESCRIPTION OF PROPERTY

Mackenzie Mining District, Northwest Territories

CLAIM NAME	CLAIM NUMBER	ACRES
TILL 1	F80499	206.60
TILL 2	F62469	206.60
TILL 3	F80500	309.90
TILL 4	F91564	2582.50
TILL 5	F91565	2479.20
TILL 6	F91566	826.40
TILL 7	F91567	2582.50

E7

 EXHIBIT 5.3

ANGLO SWISS RESOURCES INC.

June ___, 2005

New Shoshoni Ventures Ltd.

609-475 Howe Street

Vancouver, B.C.

V6C 2B3

Dear Sirs:

Re:

Li 201 Kimberlite Property, NWT

Option & Joint Venture Agreement

This letter sets forth the general terms and conditions of our mutual agreement whereby Anglo Swiss Resources Inc. (“ASW") will have the option to earn and acquire from New Shoshoni ("NSV") an undivided 50% interest (the “First Option”) and a further option to earn an additional 10% interest (the “Second Option”) in NSV’s  interest in certain mining claims as outlined on the map in Schedule “A” (including, without limitation, all prospecting, research, exploration, exploitation, operating and mining permits, licenses and leases associated therewith), all collectively the "Property”, subject to the terms and conditions of an agreement attached as Schedule B.

In consideration of the sum of $10.00 now paid by ASW to NSV, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.

Representations and Warranties

1.1

ASW represents and warrants to NSV that:

(a)

it is a valid and subsisting corporation duly incorporated and in good standing under the laws of British Columbia;

(b)

entering into this letter agreement does not and will not conflict with, and does not and will not result in a breach of, any of the terms of its incorporating documents or any agreement or instrument to which ASW is a party;

E8

(c)

this Agreement has been authorized by all necessary corporate action on the part of ASW;

(d)

it has sufficient cash resources, or has the means to raise the cash resources, to undertake the initial work expenditures within the time limits outlined in paragraph 2.1(b)(i) below; and

(e)

its common shares are listed and posted for trading on the TSX Venture Exchange (the “Exchange”)and is a reporting issuer in British Columbia, Alberta, Ontario, Quebec and Nova Scotia, and it is in good standing with each of the British Columbia Securities Commission, the Alberta Securities Commission,the Ontario Securities Commission,the Quebec Securities Commission, the Nova Scotia Securities Commission and the Exchange.

1.2

NSV represents and warrants to ASW that:

(a)

it is a valid and subsisting corporation duly incorporated and in good standing under the laws of its incorporating jurisdiction;

(b)

it holds under option from Trevor Teed, Lane Dewar, Peter Bambic and Mike Magrum (agreements attached as Schedule “B” and hereinafter collectively referred to as the “Head Agreements”), the staked mining claims, as validly issued and outstanding, for the area comprising the Property, and has paid to the appropriate government authorities all necessary access, staking and administration fees as are required to register and hold title to such claims;

(c)

it, or its affiliates, has the exclusive right, free of competing interests, to undertake all work on and explore the area comprising the Property and to develop and mine the same in accordance with applicable rules and regulations;

(d)

title to the claims comprising the Property are properly and validly recorded in the name of NSV  (or NSV has the right to have the claims comprising the Property recorded in its name) and there are no adverse claims or challenges against or to the ownership of or title to such mining and mineral claims nor to the best of NSV’s  knowledge is there any basis therefore;

there are no outstanding agreements or options to acquire or purchase any interest in any of the Property, or to explore, develop or exploit any part thereof, and no person has any royalty or other interest whatsoever in the Property or any production therefrom, save and except the underlying Head Agreements.

(f)

entering into this Agreement does not and will not conflict with, and does not and will not result in a breach of, any agreement or instrument to which NSV is a party:

(g)

NSV has due and sufficient right and authority to enter into this Agreement and to dispose of part of its interest in the Property in accordance with this Agreement, and this Agreement has been authorized by all necessary action on the part of NSV;

(h)

there are no pending or threatened actions, suits, claims or proceedings regarding the Property or any portion thereof of which NSV is aware; and

(i)

it will keep the Head Agreements in good standing as long as this agreement is in force.

E9

2.

Grant of First Option

2.1

NSV hereby grants to ASW the exclusive right and option to acquire an undivided 50 % interest in all of NSV’s interest in the Property, subject to the terms of the underlying agreements, in consideration for ASW issuing 400,000 common shares of ASW to NSV, making the payments, and incurring an aggregate of $3,000,000 of work expenditures on the Property, as follows:

a)

allot, issue and deliver to NSV certificates representing:

400,000 common shares in the capital of ASW within five business days of the date the Exchange approves this Agreement;

b)

make the following payments to NSV:

i)

$25,000 on or before July 31, 2005, firm commitment;

ii)

$30,000 on or before May 25, 2006;

iii)

$35,000 on or before May 25, 2007;

iv)

$40,000 on or before May 25, 2008

c)

incur the following minimum annual expenditures on the Property:

$200,000 on or before twelve months from the date of Exchange approval of  this Agreement;

an additional $400,000 on or before 24 months from the date of Exchange approval of this Agreement;

an additional $800,000 on or before 36 months from the date of Exchange approval of this Agreement;

an additional $1,600,000 on or before 48 months from the date of Exchange approval of this Agreement;

 (the share issuances, cash payments and work commitments collectively referred to as the "First Option Price").

d) additional shares of ASW shall be issued to NSV as follows:

250,000 shares on the discovery of the first new kimberlite body and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.

2.2

For purposes of this Agreement, "expenditures" shall mean, monies expended in carrying out exploration work on the Property and shall include all costs and expenses incurred for exploration of or for the benefit of the Property, including but not limited to, preparing engineering reports, costs and expenses to maintain title to the Property or to pay applicable claim renewal fees and permits, aerial and surface reconnaissance including without limitation, geophysical and geochemical work and geological mapping; building and maintenance of necessary access roads, drill site preparation; exploration work; drill costs;  logging of  drill holes and drill core; evaluation of geological, geophysical, geochemical or exploration data;  laboratory work, including without limitation, assay and metallurgical analysis; and any environmental problems, reclamation or restoration work on the Property, any drill sites, access roads or any grounds or waters surrounding the Property as required by any governmental agency or otherwise; salaries for employees employed on the site (including the costs to the Optionee for fringe benefits); the charges of consultants, auditors, accountants and contractors directly incurred with respect to the Property; the costs of necessary transportation and equipment rentals and repairs, and the costs of mobilization and demobilization of personnel and equipment to the Property and return, from Yellowknife, including the costs of creating and maintaining a camp on or near the Property; all fees required to maintain the Property in good standing in accordance with the laws of the Canada and the Northwest Territories  and other governmental authorities having jurisdiction and such other costs as are necessary to provide sustenance and shelter for personnel at the site.

E10

2.3

With respect to the share issuances referred to above forming part of the First Option Price, ASW will deliver or cause to be delivered common shares in the capital of ASW which are fully paid and non-assessable, and free and clear of all liens, charges and encumbrances, save for hold periods or resale restrictions as imposed by applicable securities legislation and the Exchange.

2.4

Any of the expenditures or share issuances comprising the First Option Price may be accelerated by ASW, and any expenditures or share issuances made toward the First Option Price that is over and above that required to be made during the relevant time period shall be carried forward and applied against the First Option Price payable in the subsequent period(s).

2.5

All of the expenditures and share issuances comprising the First Option Price are and shall remain optional to ASW, such that ASW need not incur any of the same, save and except that ASW hereby covenants and agrees to pay NSV the first option payment of $25,000.00 by July 31, 2005 .

2.6

Upon the failure of ASW to deliver any of the consideration comprising the First Option Price within the time periods set forth herein, ASW will have a period of 30 days following receipt of notice of such default to rectify the same, otherwise the First Option and this Agreement will automatically terminate without further notice from NSV.

2.7

The performance of the covenants of ASW pursuant to the terms of this Agreement is subject to the following conditions precedent:

a)

its satisfactory due diligence and confirmation of title to the mining and mineral claims comprising the Property.  NSV agrees to provide ASW with complete access to all agreements and records pertaining to the Property; and

b)

receipt of approval from the Exchange.

ASW covenants to use its best efforts to satisfy the above conditions precedent as soon as possible, but in any event no later than July 31, 2005.  In the event that the conditions precedent have not been satisfied or waived by such date, this Agreement will terminate without further notice from ASW, unless the only matter outstanding is Exchange approval, whereupon provided ASW has filed for Exchange approval, this Agreement will continue for so long as Exchange approval is pending; provided that NSV may at any time thereafter give 30 days notice to ASW to satisfy the Exchange approval condition, and if such condition precedent is not so satisfied following expiry of such 30 days this Agreement will terminate without further notice from NSV.

3.

Grant of Second Option

3.1

Subject to the terms of this Agreement, and conditional upon ASW exercising the First Option, NSV hereby grants to ASW the exclusive right and option to acquire an additional undivided 10% interest in the Property (for an aggregate 60% interest), for and in consideration of ASW completing additional expenditures of $3,200,000 on or before 60 months from the date of Exchange approval of this Agreement.

3.2

Within 60 days following exercise of the First Option, ASW will, at its election, notify NSV of its intention to either: (i) enter into a joint venture agreement with NSV concerning the Property on the initial basis of ASW holding a 50% interest and NSV holding a 50% interest; or (ii) continue to do work on the Property pursuant to the Second Option, during which period no joint venture between the parties will be or deemed to be created.

E11

3.3

All of the requirements comprising the Second Option Price are and shall remain optional to ASW. If ASW elects to continue to do work on the property pursuant to the Second Option and subsequently fails to fulfil the requirements comprising the Second Option Price within the time period set forth herein, ASW will have a period of 30 days following receipt of notice of such default to rectify the same, otherwise the Second Option will automatically terminate without further notice from NSV, and ASW will be deemed to have elected to enter into a joint venture with NSV on the same basis as referred to section 3.2(i) except that NSV will hold a 51% interest and ASW will hold a 49% interest.

3.4

For purposes of this Agreement, “Options” means collectively the First Option and the Second Option.

4.

Rights and Obligations of the Parties

4.1

From and after the date of this Agreement, unless this Agreement is otherwise terminated, ASW will be entitled to undertake all mineral exploration activities on the Property and shall have the sole and exclusive right to:

a)

enter the Property and have exclusive and quiet possession of the Property, as well as the use and enjoyment thereof without interruption by or disturbance from NSV, or any person claiming by, through or under NSV;

b)

do such prospecting, exploration, development, exploitation and other mining work thereon and thereunder as ASW may in its sole discretion consider advisable or desirable subject to the approval of all applicable laws and regulations;

c)

bring and erect upon the Property such equipment and facilities as ASW may in its sole discretion consider advisable or desirable;

d)

remove materials from the Property for the purposes of assaying and testing, bulk sampling or otherwise as ASW may in its sole discretion consider advisable or desirable, and dispose of such materials by way of sale or otherwise as ASW may in its sole discretion consider advisable or desirable, provided that the gross revenues realized therefrom shall be for the account of, and be distributed to NSV as to their respective interests; and

e)

participate with NSV in negotiating such agreements as may be necessary or in NSV’s best interests with the owners of and other persons having interests in the Property concerning surface or access rights affecting the Property, provided that if and to the extent that NSV has any such rights affecting the Property, such rights are hereby included in the Property and are subject to the Options hereunder.

4.2

During the term of the Options, ASW agrees to:

provide NSV with reasonable notice of its exploration activities on the Property, and the results thereof;

take reasonable steps to maintain the mineral and mining claims comprising the Property in good standing through the filing of necessary assessments, work programs, reports as to property activities and expenditures, technical reports, and the payment of annual rental fees; and

permit NSV, and its representatives, at their own risk and expense, access to the Property at all reasonable times, provided NSV does not interfere with the reasonable activities of ASW.

E12

4.3

During the term of this Agreement, NSV shall take reasonable steps to:

a)

do all things necessary to keep its rights, title and any agreements underlying its interests in the Property in good standing;

b)

gain such approvals (if any) from the applicable governmental or regulatory authorities to the  Options granted hereunder; and to any joint venture formed between ASW and NSV;

c)

not do or permit to be done any act or thing which would or might in any way adversely affect the rights of ASW hereunder;

d)

make available to ASW and its designated representatives all records, exploration data and files relating to the Property, and permit ASW to take copies thereof; and

e)

take such steps as may be reasonably requested by ASW to ensure that ASW has exclusive and quiet possession,  use and enjoyment of the Property without the occupation of the same or any part thereof by any other person.

5.

Joint Venture

5.1

Forthwith upon ASW’s election to enter into a joint venture with NSV, or in any event upon the termination of the Second Option, ASW and NSV shall enter into a joint venture agreement concerning the Property, and each of ASW and NSV shall do such further acts and execute such further documents as may be necessary or desirable to implement such joint venture (the "Joint Venture") and to effect registration of the same in the appropriate government mining claims registries.

5.2

The parties’ respective interests in the Joint Venture and their deemed contributions thereto shall be calculated as follows:

If the Joint Venture is formed upon exercise of the First Option or upon termination of the Second Option, ASW will hold an initial 50% interest and NSV will hold an initial 50% interest in the Joint Venture, and for purposes of calculating the initial and subsequent interests of each party pursuant to the provisions of this Part 5, ASW shall be deemed to have expended an amount equal to $3,000,000 (being the aggregate amount of expenditures under the First Option) and NSV shall be deemed to have expended an amount equal to $3,000,000 ;

If the Joint Venture is formed upon exercise of the Second Option, the parties’ respective interests in the Joint Venture will be 60% as to ASW and 40% as to NSV.

5.3

Notwithstanding any other term hereof, for so long as ASW holds a 50% or greater interest in the Joint Venture, it shall be the Operator thereof.  If at any time after the commencement of the Joint Venture ASW should hold less than a 50% interest, or at any time an Operator is unable to act as such, the party owning the greater interest shall be Operator, failing which the Management Committee may appoint the Operator.

E13

5.4

If and when a Joint Venture is formed, the parties shall appoint a management committee (the "Management Committee"), consisting of two representatives of each party hereto and one alternate of each party hereto. The Management Committee shall be responsible for approving programs and budgets for the programs to be conducted on the Property, and for determining the general policies and direction to be adopted by the Operator in the conduct of exploration, development and mining operations on the Property. The Management Committee shall meet at least once annually and otherwise on 10 days notice given by either party.  Such notices shall be accompanied by an agenda of matters to be discussed and/or decided at the meeting.  Decisions of the Management Committee shall be by majority vote. Each party hereto shall be entitled to one vote for each 1% interest held by such party.  In the event of a deadlocked vote, the Operator shall have a casting vote.

5.5

The Operator shall submit annual programs and budgets for exploration/development programs to the Management Committee for approval within 90 days of the expiration of the program then in effect.  If the Operator should fail to submit a program of exploration/development and a budget within this time then any non-operating party may not less than 60 days thereafter propose a program and budget for the ensuing year for consideration and approval by the Management Committee.  No expenditures shall be incurred by the Operator, except with the approval of the Management Committee, or except as may be necessary to keep the Property interests in good standing.

5.6

Each party hereto shall within 30 days (or 60 days if the budget for a program is in excess of $1,000,000) of receipt of an approved exploration/development program and budget, elect whether to participate in the program and fund its share of the required costs.  Failure to elect within this time will be deemed to be an election not to participate, and the interest of the non-contributing party shall be subject to dilution pursuant to paragraph 5.8.

5.7

The Operator shall initially be entitled to receive as compensation for operatorship, 10% of the operational costs of the exploration budget directly incurred by the Operator and 5% of the costs on third party contracted goods or services. Upon implementation of a feasibility study, the Operator shall initially be entitled to receive as compensation for operatorship, 1% of the construction costs of the project and 2% of the operating costs of the projects. The Management Committee shall annually review the foregoing compensation for operatorship charges and shall amend the methodology or rates in a manner so as to ensure that the Operator neither makes a profit nor incurs a loss from such methodology or rates.

5.8

If a party fails to make a required contribution to the costs under an exploration/development program and budget after the formation of the Joint Venture, and should the other party make at least eighty percent (80%) of the costs contemplated by such program and budget, then the party which failed to contribute shall have its interest reduced pro rata. The interest of the contributing party shall be increased and the interest of the non-contributing party shall be decreased so that the interest of such party at all times is that percentage which is equivalent to:

(a)

the sum of its deemed costs and actual costs; divided by:

(b)

the sum of the total deemed costs and actual costs of all parties,

and multiplied by 100.

A party who has had its interest reduced hereunder shall only be entitled to participate in subsequent programs and budgets to the extent of its participating interest at the time any subsequent programs and budgets are approved by the Operator.  In the event that a party fails to contribute to a program and budget and the contributing party does not complete at least eighty percent (80%) of the costs contemplated, then the non-contributing party shall be entitled, within thirty (30) days of being notified of completion of the reduced program, to pay its share of the costs actually made by the contributing party and thereby maintain its interest.  If the non-contributing party fails to contribute within such thirty (30) day period, its interest shall be reduced in accordance with the foregoing provisions.

E14

5.9

In the event a party is diluted to a 10% interest, that party's interest in the Joint Venture and the Property shall automatically convert to a royalty equivalent to 2.0% of Gross Overridding Royalty (as defined in the Teed Dewar and Bambic Agreements).

6.

Force Majeure

6.1

ASW shall not be liable to NSV, and shall not be deemed in default hereunder for any failure or delay to pay any portion of the First Option Price or Second Option Price if prior to payment thereof any dispute as to ownership or title to the Property or the minerals therein arises, including disputes with any native group or government as to title or rights thereto.  All times provided for in this Agreement shall be extended for the period commensurate with the period for the delay and, so far as possible, both parties shall take all reasonable steps to remedy the delay caused by the events referred to above.

6.2

Neither party shall be liable to the other party hereto and neither party shall be deemed in default hereunder for any failure or delay to perform any of its covenants and agreements or failure to comply with any of it representations or warranties hereunder including ASW's covenants to undertake work programs on the Property, caused or arising out of any act nor reasonably within the control of such party, excluding lack of funds but including without limitation acts of God, strikes, lockouts or other industrial disputes, acts of the public enemy, blockades, disputes as to Property ownership, war, riots, fire, storm, flood, explosion, government restriction or the obtaining of governmental approvals, unavailability of equipment or other causes whether of the kind enumerated above or otherwise.  The party affected shall give prompt notice to the other party of the commencement and termination of one of the events referred to above.  No right of a party shall be affected for failure or delay of a party to meet any condition of this Agreement, if the failure or delay is caused by one of the events referred to above.  All times provided for in this Agreement shall be extended for the period commensurate with the period for the delay and, so far as possible, the party affected shall take all reasonable steps to remedy the delay caused by the events referred to above.

7.

Formal Agreement

7.1

The parties agree that this is a preliminary agreement which incorporates all of the essential terms of their agreement and that it shall be binding upon them. However, the parties agree to negotiate a formal agreement (the "Formal Agreement") which incorporates such further terms and conditions as well as a joint venture procedure, all of which are to be based on customary Canadian industry standards.

7.2

The parties agree that upon execution of the Formal Agreement that all prior understandings and agreements, whether verbal or written, shall be superseded by the terms of the Formal Agreement and that such prior understanding and agreements, including this Agreement, shall be superseded and terminated by the terms of the Formal Agreement.

8.

Transfers

8.1

NSV may at any time sell, transfer or otherwise dispose of all or any portion of its interest to the property and this agreement, except that its obligations hereunder shall continue unless released in writing by ASW and provided that any purchaser, assignee or transferee of such interest shall have first delivered to ASW its agreement binding itself to this agreement and containing:

(a)

a covenant by such transferee to perform all of the obligations of the transferring party to be performed under this Agreement and the said Agreement attached hereto as Schedule “B” in respect of the interest to be acquired by it from the transferring party;

(b)

a provision subjecting any further sale, transfer or other disposition of such interest in the property and this agreement or any portion thereof to the restrictions contained in this Section and the said Agreement attached hereto as Schedule “B”.

E15

9.

Miscellaneous

9.1

Time is of the essence of this Agreement except as provided for in Section 6.

9.2

Neither party shall sell, transfer or otherwise dispose of any or all of its interest in the Property, or their interests under this Agreement (except as to wholly owned or majority controlled subsidiaries, or other like corporate reorganization) without first offering the same to the other party, on the same terms as offered to or by a third party.

9.3

Any notice to be required or permitted hereunder will be in writing and sent by delivery, facsimile transmission, electronic mail or prepaid registered mail addressed to the party entitled to receive the same, or delivered to such party at the address specified above, or to such other address as either party may give to the other for that purpose.  The date of receipt of any notice, demand or other communication hereunder will be the date of delivery if delivered, the date of transmission if sent by facsimile or electronic mail, or, if given by registered mail as aforesaid, will be the date on which the notice, demand or other communication is actually received by the addressee.

9.4

In the event of any dispute regarding this or the Formal Agreement, the parties agree such matters shall be settled by arbitration pursuant to the provisions of the Commercial Arbitration Act (British Columbia) and the ruling of such arbitration panel shall be conclusive and binding upon the parties hereto and the parties hereto agree to abide by the terms and conditions as the arbitrators appointed pursuant to the provisions of the Commercial Arbitration Act (British Columbia) shall have determined.

9.5

This Agreement supersedes any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the Property.

9.6

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.7

Each of the parties agrees to be responsible for their own respective legal expenses relating to this Agreement and the negotiation and preparation of the Formal Agreement.

9.8

This Agreement and the Formal Agreement shall be interpreted and construed in accordance with the laws of British Columbia.

E16

If the above terms and conditions accurately record your understanding of our agreement, please so acknowledge by signing a copy of this Agreement in the space provided and returning the same to us at your earliest convenience.  Upon your execution thereof, this Agreement will constitute a legal and binding agreement subject to its terms.

ANGLO SWISS RESOURCES INC.

By its Authorized Signatory:

______________________________

Len Danard

In the presence of:

Witness

The foregoing is hereby confirmed, acknowledged and accepted this _____ day of June, 2005.

NEW SHOSHONI VENTURES LTD.

By its Authorized Signatory:

_____________________________

Ralf Hillebrand

In the presence of:

Witness

E17

SCHEDULE "A"

DESCRIPTION OF PROPERTY

                             Claim Name                  Tag Number                Acreage

TML 1

F67471

2,582.5

TML 2

F89748

2,195.0

TML 3

F87623

   645.6

TML 4

F87624

2,582.5

TML 5

F87625

2,582.5

TML 6

F87626

2,479.2

TML 7

F87627

2,479.2

TML 8

F87628

2,479.2

TML 9

F87629

2,582.5

TML 10

F87630

2,582.5

TML 11

F87631

2,582.5

TML 12

F87632

1,239.6

TML 16

F87636

     84.5

TML 17

F87637

2,582.5

TML 18

F87638

2,427.55

TML 19

F87639

2,582.5

TML 20

F87640

2,324.25

PQ 14

F89574

2,582.5

PQ 15

F89575

2,582.5

PQ 16

F89741

1,536.6

PQ 18

F89743

1,410.4

PQ 19

F89742

2,539.6

PQ 20

F89580

2,582.5

PQ 21

F89744

2,359.4

PQ 22

F89582

2,066.0

PQ 23

F89583

1,084.65

PQ 24

F89584

1,074.3

PQ 25

F89585

1,280.0

PQ 26

F89752

   171.5

TOTAL ACREAGE  58,284.05

E18

EXHIBIT 5.3

THIS OPTION AGREEMENT dated for reference the ____ day of  June, 2005.

BETWEEN:

ANGLO SWISS RESOURCES INC., a company duly incorporated in  the Province of British Columbia, having an office at 1904-837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N7

("ASW")

AND:

KALAC HOLDINGS LTD., a company duly incorporated in  the Province of British Columbia, having an office at 608-475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

(“Kalac”)

AND:

WGT CONSULTANTS (NWT) LTD., a company duly incorporated in  the Province of British Columbia, having an office at 1016-470 Granville Street, Vancouver, British Columbia, Canada V6C 1V5

(“WGT”)

WHEREAS Kalac and WGT (collectively the "Vendors") are the beneficial owners of a 100% interest in  and to 13 mineral claims consisting of approximately 33,572.5 acres located in the Contwoyto Lake area of the Northwest Territories, known as the  PQ1-13 mineral claims, and have agreed to grant to ASW the exclusive option to acquire an undivided 100% interest  therein; on the terms and conditions hereinafter set forth,

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by ASW to the  Vendors of the sum of $10.00 (the receipt and sufficiency of which is hereby expressly acknowledged by the Vendors) and of the mutual covenants and agreements herein contained, the parties agree as follows:

1.

DEFINITIONS

1.1

In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

“Agreement Date” means the date at the top of  this Agreement.

“Exchange” means the TSX Venture Exchange.

"Property" means those 13 mineral claims covering a total of approximately 33,572.5 acres, all as more particularly described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licences and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licence or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property (including, without limitation, any Property issued to cover any internal gaps or fractions in respect of such ground).

2.

OPTION

2.1

The Vendors  hereby give and grant to ASW the sole and exclusive irrevocable right and option (the "Option") to acquire up to an undivided 100% right, title and interest  in and to the Property in accordance with the terms of this Agreement.

E19

2.2

To exercise the Option, ASW must:

secure written confirmation from the Exchange, dated not later than July 15, 2005, that the Exchange has accepted this Agreement for filing (the “Acceptance Date”).

(b)

pay a total of $50,000.00 to Kalac Holdings Ltd. in two instalments of $25,000.00 each, the first instalment being due 30 days after acceptance of this agreement by the TSX Venture Exchange and the second instalment being due 60 days after acceptance of this agreement by the TSX Venture Exchange, and by issuing 2,500,000 shares of Anglo Swiss Resources Inc. to Kalac Holdings Ltd. within 5 business days of acceptance of this agreement by the TSX Venture Exchange and issuing 2,500,000 shares of Anglo Swiss Resources Inc. to  WGT within 5 business days of acceptance of this agreement by the TSX Venture Exchange.

The cash payments and share issuances are herein collectively referred to as the “Option Price” to earn a 100%  interest, subject to the GORR and Kimberlite Bonus, in the Property.

2.3

Additional shares of ASW shall be issued to Kalac as follows:

250,000 shares on the discovery of each new kimberlite body to a cumulative total of 1,000,000 shares (the “Kimberlite Bonus”).

2.4

The Property is subject to a 2% Gross Overriding Royalty in favour of Kalac (“GORR”) as defined in Schedule B. The parties agree that up to a maximum of 1% GORR may be purchased by ASW for the  price of $1,000,000.

2.5

This Agreement is an option agreement only, and all Payments comprising the Option Price  are and shall remain optional to ASW, such that ASW need not pay any of the same, other than the payment due on signing. Upon the failure of ASW to deliver the consideration comprising the Option Price within the time periods set forth herein, ASW will have   a period of 30 days following receipt of  notice of such default to rectify the same, otherwise the Option and this Agreement will automatically terminate without further notice from the Vendors.

2.6

Prior to the exercise of the Option, ASW shall pay all taxes, rentals and maintenance fees on the Property as may be necessary, and shall perform all other actions which may be necessary to keep the Property in good standing, including without limitation, keeping the Property free and clear of all liens, charges and encumbrances of any kind whatsoever which were the result of any actions taken or not taken by ASW.

2.7

If, prior to the exercise of the Option, ASW wishes to abandon one or more claims comprising any of the Property, the Vendors shall regain its beneficial interests in the abandoned claims and ASW shall not have any further right to acquire any interest in such claims pursuant to the terms of this Agreement.  For clarity, the Option Price will not change if any portion of the Property is abandoned.  ASW shall execute and deliver a transfer of any abandoned claims to the Vendors before such claims expire.  Any claims returned to the Vendors will be in good standing for a minimum of one year when they are returned.

2.8

Title to the Property will be transferred to ASW in trust.

2.9

Once ASW has paid the Option Price in full, ASW will have exercised the Option and have acquired  an undivided 100% right, title and interest in and to the Property, subject only to the GORR, and will give notice to the Vendors to that effect.  Upon the exercise of the Option, the Vendors will take the necessary actions to transfer to ASW a 100% interest in and to the Property in accordance with the provisions of applicable legislation.

E20

3.

REPRESENTATIONS AND WARRANTIES

3.1

ASW represents and warrants to the Vendors that:

(a)

it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties in Canada;

(b)

it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)

all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on a party;

(d)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by its constating documents or any agreement to which it is a party;

(e)

ASW is a public company whose shares are  listed and posted for trading on the Exchange; and ASW is a reporting issuer in British Columbia, Alberta,Ontario,Quebec and Nova Scotia.

3.2

The Vendors hereby represent and warrant to ASW that:

(a)

he  has the full power, capacity and authority to enter into and perform each of his obligations under this Agreement and any agreement or instrument referred to or contemplated herein;

(b)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which he is a party;

(c)

the  mineral claims comprising the Property have been duly and validly staked and submitted for recording with the applicable mining authority pursuant to all applicable laws and regulations; are accurately described in Schedule "A" hereto; and the Vendors’s interest therein is free and clear of all liens, charges, royalties and encumbrances, subject to the rights of the Government of Canada;

(d)

The Vendors have the exclusive right to enter into this Agreement and has all necessary authority to dispose of an interest in and to the Property in accordance with the terms of this Agreement, subject only to Exchange approval of this Agreement and any underlying agreement; and

(e)

there are no pending or threatened actions, suits, claims or proceedings regarding the Property or any portion thereof of which the Vendors are aware.

3.3

The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Property by ASW and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

E21

4.

COVENANTS OF THE VENDORS

4.1

During the term of this Agreement the Vendors covenants and agrees with ASW to:

(a)

for so long as ASW is not in default hereunder, not do any act or thing which would in any way adversely affect the rights of ASW hereunder;

(b)

make available to ASW and its representatives all records and files in its possession relating to the Property and permit ASW and its representatives at their own risk and expense to take abstracts therefrom and make copies thereof;

(c)

co-operate as reasonably necessary with ASW in obtaining any surface and other rights on or related to the Property as ASW deems desirable; and

(d)

promptly provide ASW with any and all notices and correspondence received by them from government agencies in respect of the Property and further arrange for government agencies to copy ASW on all correspondence and notices.

5.

PRE-EXERCISE ACTIVITIES

5.1

Prior to exercise of the Option, ASW will have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Property and to determine the manner of operation of the Property as a mine including, without limiting the generality of the foregoing, the right, power and authority to regulate access to the Property.

5.2

Prior to exercise of the Option, ASW will have the following duties and obligations:

(a)

to manage, direct and control all exploration, development and production operations in, on and under the Property in a prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations;

(b)

subject to the terms and conditions of this Agreement, to keep the Property in good standing and free and clear of liens, charges and encumbrances of every character arising from operations hereunder (except liens for taxes not yet due, and other claims and liens contested in good faith by ASW) and to proceed with all diligence to contest or discharge any lien that is filed;

(c)

to obtain and maintain, or cause any contractor engaged  to obtain and maintain, adequate insurance coverage with respect to activities on or with respect to the Property;

(d)

to permit the Vendors or his representatives, at their own expense and risk, access to the Property and all data derived from carrying out work hereunder, provided that in exercising such right the Vendors will not unreasonably interfere with the activities of ASW and that the Vendors and his representatives will defend, indemnify and save harmless ASW and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of the Vendors or his representatives in connection with access to the Property including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom;

E22

(e)

to perform its duties and obligations in a manner consistent with good exploration and mining practices and in compliance with all applicable laws, rules and regulations;

(f)

defend, indemnify and save the Vendors harmless from any and all losses, damages, expenses, claims, suits, actions or demands of any kind or nature whatsoever in any way referable to or arising out of any work done by ASW on or with respect to the Property; and

prior to commencing any operations or activities on the Property, obtain all necessary operating and environmental permits and post any required reclamation or other bonds or safekeeping agreements required by any governmental agency.

to deliver to the Vendors not less often than quarterly within 30 days after the end of each calendar quarter, a written report of ASW’s work on the property including brief details of the work done, money expended and results obtained.

6.

TERMINATION OF OPTION

6.1

This Agreement, except for the provisions of section 7, and the Option will (unless otherwise agreed by the Vendors in writing) terminate:

(a)

upon the failure of ASW to pay any portion of the Option Price pursuant to subsection 2.2 within the time periods specified therein; or

(b)

if ASW gives notice in accordance with subsection 6.2.

6.2

At any time prior to the exercise of the Option, ASW will have the right to terminate this Agreement and the Option by giving not less than thirty (30) days' notice to that effect to the Vendors.

7.

OBLIGATIONS AFTER TERMINATION OF OPTION

7.1

If this Agreement is terminated for any reason whatsoever prior to the exercise of the Option, this Agreement, including the Option, but excluding this section 7 (which will continue in full force and effect for so long as is required to give full effect to the same) will be of no further force and effect except that ASW will:

(a)

leave the Property:

(i)

in good standing and in accordance with the applicable laws and regulations for at least one year following the effective date of termination,

(ii)

free and clear of all liens, charges and encumbrances arising from this Agreement or its operations hereunder,

(iii)

in a safe and orderly condition, and

(iv)

in a condition which is in compliance with all applicable rules and orders of governmental authorities with respect to reclamation and restoration of the surface to the Property;

E23

(b)

deliver to the Vendors, within ninety (90) days of termination, a report on all work carried out by ASW on the Property together with copies of all maps, drillhole logs, assay results, reports and other information compiled or prepared by or on behalf of ASW with respect to work on or with respect to the Property, and make available to the Vendors (at the place of storage) all core, samples and sample pulps and rejects;

(c)

unless otherwise agreed by the Vendors, remove from the Property within six (6) months of the effective date of termination all materials, equipment and facilities erected, installed or brought upon the Property by or at the instance of ASW; and

(d)

deliver to the Vendors a duly executed quitclaim of all right, title and interest of ASW in and to the Property in favour of the Vendors with respect to their respective interests therein.

8.

SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

8.1

Each party agrees that all information obtained hereunder will be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the written consent of the other party, such consent not to be unreasonably withheld.

9.

ASSIGNMENT

9.1

Either party may at any time assign or transfer any or all of its interest herein, provided such assignee agrees to abide by and be bound by the terms of this Agreement in the same manner and to the same effect as if an original signatory hereto.

10.

NOTICES

10.1

Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by facsimile, e-mail or other similar form of communication, in each case addressed to the address first listed above or the following facsimile numbers or e-mail addresses:

If to Kalac at facsimile no. (604) 608-3146;

If to WGT at facsimile no. (604) 682-5281;

If to ASW at facsimile no. (604) 683-7497;

10.2

Any notice, direction or other instrument will:

(a)

if delivered, be deemed to have been given and received on the day it was delivered;

(b)

if mailed, be deemed to have been given and received on the fifth (5th) business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received; and

(c)

if sent by facsimile, email or other similar form of communication, be deemed to have been received by each party by that party acknowledging in writing receipt of the same.

E24

10.3

Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

11.

FORCE MAJEURE

11.1

ASW shall not be deemed to be in default hereunder for failure or delay to perform any of its covenants pursuant to this Agreement, if prior to the requirement to perform such covenant any material dispute arises as to the ownership or title to any part of the Property or to the minerals therein (a "Title Dispute").

11.2

Should ASW seek to rely on the provisions of subsection 11.1 it will promptly give written notice to the Vendors of the particulars thereof and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from such Title Dispute.

12.

ARBITRATION

12.1

If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction here the same shall be determined by the award of one arbitrator. The decision of the arbitrator shall be made within 30 days after the selection. The expense of the arbitration shall be paid accordingly as the arbitrator shall decide in his award.  The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Act (British Columbia), as amended, and the decision of the arbitrator shall be conclusive and binding upon the parties. The rules and procedures for the arbitration shall be procedures established by the B.C. Arbitrators Institute. The place of arbitration shall be Vancouver, British Columbia, Canada.

13.

GENERAL

13.1

The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

13.2

All references to moneys hereunder will be in Canadian funds unless otherwise specified. All payments to be made to any party hereunder may be made by cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or deposited for the account of s such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.

13.3

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

13.4

This Agreement shall constitute the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

13.5

This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein. All actions arising from this Agreement will be commenced and maintained in the Supreme Court of British Columbia.

E25

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ANGLO SWISS RESOURCES INC.

by its authorized signatory:

_______________________________________

KALAC HOLDINGS LTD.

by its authorized signatory:

________________________________

WGT CONSULTANTS (NWT)  LTD.

by its authorized signatory:

________________________________

E26

SCHEDULE "A"

DESCRIPTION OF PROPERTY

Mackenzie Mining District, Northwest Territories

CLAIM NAME	CLAIM NUMBER	ACRES
PQ 1	F89561	2,582.5
PQ 2	F89562	2,582.5
PQ 3	F89563	2,582.5
PQ 4	F89564	2,582.5
PQ 5	F89565	2,582.5
PQ 6	F89566	2,582.5
PQ 7	F89567	2,582.5
PQ 8	F89568	2,582.5
PQ 9	F89569	2,582.5
PQ 10	F89570	2,582.5
PQ 11	F89571	2,582.5
PQ 12	F89572	2,582.5
PQ 13	F89573	2,582.5
	Total	33,572.5

E27

SCHEDULE “B”

GROSS OVERRIDING ROYALTY

Pursuant to the Agreement to which this Schedule is attached, Kalac is entitled to a royalty (the “GORR”) on the Average Appraised Value (as hereinafter defined) of all gem and industrial diamonds recovered, sorted and graded from the Property (the “Diamonds”), free and clear of all costs of development and operations.

1.

The expression “Average Appraised Value” shall mean the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Company and one appointed by Kalac.  Such independent graders shall be duly qualified and accredited, and shall sort, grade  and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds.  Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry pricebooks, standards and formulas.  The parties acknowledge that the intention is that the GORR is to be paid to Kalac on this basis, regardless of the price or proceeds actually received by the Company for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

2.

ASW will calculate and pay the GORR to Kalac within 30 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

3.

Kalac shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Company’s actual marketing or sales practices.

4.

Kalac shall also at its election have the right to take the GORR in kind.

E28

EXHIBIT 5.4

THIS OPTION AGREEMENT dated for reference the 17 day of  November, 2005.

BETWEEN:

ANGLO SWISS RESOURCES INC., a company duly incorporated in  the Province of British Columbia, having an office at 1904-837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N7

("ASW")

AND:

IMPALA RESOURCE SERVICES LTD., a company duly incorporated in  the Province of British Columbia, having an office at 609-475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

(“Impala”)

WHEREAS Impala is the beneficial owner of a 100% interest in  and to 25 mineral claims consisting of approximately 52,459.15 acres located in the Lac de Gras area of the Northwest Territories, known as the  MS1-25 mineral claims, and has agreed to grant to ASW the exclusive option to acquire an undivided 100% interest  therein; on the terms and conditions hereinafter set forth,

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by ASW to the  Impala of the sum of $10.00 (the receipt and sufficiency of which is hereby expressly acknowledged by Impala) and of the mutual covenants and agreements herein contained, the parties agree as follows:

1.

DEFINITIONS

1.1

In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

“Agreement Date” means the date at the top of  this Agreement.

“Exchange” means the TSX Venture Exchange.

"Property" means those 25 mineral claims covering a total of approximately 52,459.15 acres, all as more particularly described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licenses and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining license or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property (including, without limitation, any Property issued to cover any internal gaps or fractions in respect of such ground).

2.

OPTION

2.1

Impala  hereby give and grant to ASW the sole and exclusive irrevocable right and option (the "Option") to acquire up to an undivided 100% right, title and interest  in and to the Property in accordance with the terms of this Agreement.

2.2

To exercise the Option, ASW must:

(a)

secure written confirmation from the Exchange, dated not later than December 15, 2005, that the Exchange has accepted this Agreement for filing (the “Acceptance Date”).

E29

(b)

pay a total of $50,000.00 to Impala in two instalments of $25,000.00 each, the first instalment being due 30 days after acceptance of this agreement by the TSX Venture Exchange and the second instalment being due 60 days after acceptance of this agreement by the TSX Venture Exchange, and by issuing 2,000,000 shares of Anglo Swiss Resources Inc. to Impala within 5 business days of acceptance of this agreement by the TSX Venture Exchange.

The cash payments and share issuances are herein collectively referred to as the “Option Price” to earn a 100%  interest, subject to the GORR, in the Property.

2.3

The Property is subject to a 2% Gross Overriding Royalty in favour of Impala (“GORR”) as defined in Schedule B. The parties agree that up to a maximum of 1% GORR may be purchased by ASW for the  price of $1,000,000.

2.4

This Agreement is an option agreement only, and all Payments comprising the Option Price  are and shall remain optional to ASW, such that ASW need not pay any of the same. Upon the failure of ASW to deliver the consideration comprising the Option Price within the time periods set forth herein, ASW will have   a period of 30 days following receipt of  notice of such default to rectify the same, otherwise the Option and this Agreement will automatically terminate without further notice from Impala.

2.5

Prior to the exercise of the Option, ASW shall pay all taxes, rentals and maintenance fees on the Property as may be necessary, and shall perform all other actions which may be necessary to keep the Property in good standing, including without limitation, keeping the Property free and clear of all liens, charges and encumbrances of any kind whatsoever which were the result of any actions taken or not taken by ASW.

2.6

If, prior to the exercise of the Option, ASW wishes to abandon one or more claims comprising any of the Property, Impala shall regain its beneficial interests in the abandoned claims and ASW shall not have any further right to acquire any interest in such claims pursuant to the terms of this Agreement.  For clarity, the Option Price will not change if any portion of the Property is abandoned.  ASW shall execute and deliver a transfer of any abandoned claims to Impala before such claims expire.  Any claims returned to Impala will be in good standing for a minimum of one year when they are returned.

2.7

Title to the Property will be transferred to ASW in trust.

2.8

Once ASW has paid the Option Price in full, ASW will have exercised the Option and have acquired  an undivided 100% right, title and interest in and to the Property, subject only to the GORR, and will give notice to Impala to that effect.  Upon the exercise of the Option, Impala will take the necessary actions to transfer to ASW a 100% interest in and to the Property in accordance with the provisions of applicable legislation.

3.

REPRESENTATIONS AND WARRANTIES

3.1

ASW represents and warrants to Impala that:

(a)

it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties in Canada;

(b)

it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

E30

(c)

all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on a party;

(d)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by its constating documents or any agreement to which it is a party;

(e)

ASW is a public company whose shares are  listed and posted for trading on the Exchange; and ASW is a reporting issuer in British Columbia, Alberta,Ontario,Quebec and Nova Scotia.

3.2

Impala hereby represents and warrants to ASW that:

(a)

it  has the full power, capacity and authority to enter into and perform each of his obligations under this Agreement and any agreement or instrument referred to or contemplated herein;

(b)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(c)

the  mineral claims comprising the Property have been duly and validly staked and submitted for recording with the applicable mining authority pursuant to all applicable laws and regulations; are accurately described in Schedule "A" hereto; and Impala’s interest therein is free and clear of all liens, charges, royalties and encumbrances, subject to the rights of the Government of Canada;

(d)

Impala has the exclusive right to enter into this Agreement and has all necessary authority to dispose of an interest in and to the Property in accordance with the terms of this Agreement, subject only to Exchange approval of this Agreement and any underlying agreement; and

(e)

there are no pending or threatened actions, suits, claims or proceedings regarding the Property or any portion thereof of which Impala is aware.

3.3

The representations and warranties hereinbefore set out are conditions on which the parties have  relied in entering into this Agreement and will survive the acquisition of any interest in the Property by ASW and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

4.

COVENANTS OF IMPALA

4.1

During the term of this Agreement Impala covenants and agrees with ASW to:

(a)

for so long as ASW is not in default hereunder, not do any act or thing which would in any way adversely affect the rights of ASW hereunder;

(b)

make available to ASW and its representatives all records and files in its possession relating to the Property and permit ASW and its representatives at their own risk and expense to take abstracts therefrom and make copies thereof;

E31

(c)

co-operate as reasonably necessary with ASW in obtaining any surface and other rights on or related to the Property as ASW deems desirable; and

(d)

promptly provide ASW with any and all notices and correspondence received by them from government agencies in respect of the Property and further arrange for government agencies to copy ASW on all correspondence and notices.

5.

PRE-EXERCISE ACTIVITIES

5.1

Prior to exercise of the Option, ASW will have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Property and to determine the manner of operation of the Property as a mine including, without limiting the generality of the foregoing, the right, power and authority to regulate access to the Property.

5.2

Prior to exercise of the Option, ASW will have the following duties and obligations:

(a)

to manage, direct and control all exploration, development and production operations in, on and under the Property in a prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations;

(b)

subject to the terms and conditions of this Agreement, to keep the Property in good standing and free and clear of liens, charges and encumbrances of every character arising from operations hereunder (except liens for taxes not yet due, and other claims and liens contested in good faith by ASW) and to proceed with all diligence to contest or discharge any lien that is filed;

(c)

to obtain and maintain, or cause any contractor engaged  to obtain and maintain, adequate insurance coverage with respect to activities on or with respect to the Property;

(d)

to permit representatives of Impala, at its own expense and risk, access to the Property and all data derived from carrying out work hereunder, provided that in exercising such right Impala will not unreasonably interfere with the activities of ASW and that Impala and his representatives will defend, indemnify and save harmless ASW and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of Impala’s representatives in connection with access to the Property including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom;

(e)

to perform its duties and obligations in a manner consistent with good exploration and mining practices and in compliance with all applicable laws, rules and regulations;

(f)

defend, indemnify and save Impala harmless from any and all losses, damages, expenses, claims, suits, actions or demands of any kind or nature whatsoever in any way referable to or arising out of any work done by ASW on or with respect to the Property; and

(g)

prior to commencing any operations or activities on the Property, obtain all necessary operating and environmental permits and post any required reclamation or other bonds or safekeeping agreements required by any governmental agency.

E32

6.

TERMINATION OF OPTION

6.1

This Agreement, except for the provisions of section 7, and the Option will (unless otherwise agreed by Impala in writing) terminate:

(a)

upon the failure of ASW to pay any portion of the Option Price pursuant to subsection 2.2 within the time periods specified therein; or

(b)

if ASW gives notice in accordance with subsection 6.2.

6.2

At any time prior to the exercise of the Option, ASW will have the right to terminate this Agreement and the Option by giving not less than thirty (30) days' notice to that effect to Impala.

7.

OBLIGATIONS AFTER TERMINATION OF OPTION

7.1

If this Agreement is terminated for any reason whatsoever prior to the exercise of the Option, this Agreement, including the Option, but excluding this section 7 (which will continue in full force and effect for so long as is required to give full effect to the same) will be of no further force and effect except that ASW will:

(a)

leave the Property:

(i)

in good standing and in accordance with the applicable laws and regulations for at least one year following the effective date of termination,

(ii)

free and clear of all liens, charges and encumbrances arising from this Agreement or its operations hereunder,

(iii)

in a safe and orderly condition, and

(iv)

in a condition which is in compliance with all applicable rules and orders of governmental authorities with respect to reclamation and restoration of the surface to the Property;

(b)

deliver to Impala, within ninety (90) days of termination, a report on all work carried out by ASW on the Property together with copies of all maps, drillhole logs, assay results, reports and other information compiled or prepared by or on behalf of ASW with respect to work on or with respect to the Property, and make available to Impala (at the place of storage) all core, samples and sample pulps and rejects;

(c)

unless otherwise agreed by Impala, remove from the Property within six (6) months of the effective date of termination all materials, equipment and facilities erected, installed or brought upon the Property by or at the instance of ASW; and

(d)

deliver to Impala a duly executed quitclaim of all right, title and interest of ASW in and to the Property in favour of Impala with respect to their respective interests therein.

E33

8.

SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

8.1

Each party agrees that all information obtained hereunder will be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the written consent of the other party, such consent not to be unreasonably withheld.

9.

ASSIGNMENT

9.1

Either party may at any time assign or transfer any or all of its interest herein, provided such assignee agrees to abide by and be bound by the terms of this Agreement in the same manner and to the same effect as if an original signatory hereto.

10.

NOTICES

10.1

Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by facsimile, e-mail or other similar form of communication, in each case addressed to the address first listed above or the following facsimile numbers or e-mail addresses:

(a)

If to Impala at facsimile no. (604) 682.1666;

(b)

If to ASW at facsimile no. (604) 683-7497;

10.2

Any notice, direction or other instrument will:

(a)

if delivered, be deemed to have been given and received on the day it was delivered;

(b)

if mailed, be deemed to have been given and received on the fifth (5th) business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received; and

(c)

if sent by facsimile, email or other similar form of communication, be deemed to have been received by each party by that party acknowledging in writing receipt of the same.

10.3

Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

11.

FORCE MAJEURE

11.1

ASW shall not be deemed to be in default hereunder for failure or delay to perform any of its covenants pursuant to this Agreement, if prior to the requirement to perform such covenant any material dispute arises as to the ownership or title to any part of the Property or to the minerals therein (a "Title Dispute").

11.2

Should ASW seek to rely on the provisions of subsection 11.1 it will promptly give written notice to Impala of the particulars thereof and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from such Title Dispute.

E34

12.

ARBITRATION

12.1

If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction here the same shall be determined by the award of one arbitrator. The decision of the arbitrator shall be made within 30 days after the selection. The expense of the arbitration shall be paid accordingly as the arbitrator shall decide in his award.  The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Act (British Columbia), as amended, and the decision of the arbitrator shall be conclusive and binding upon the parties. The rules and procedures for the arbitration shall be procedures established by the B.C. Arbitrators Institute. The place of arbitration shall be Vancouver, British Columbia, Canada.

13.

GENERAL

13.1

The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

13.2

All references to moneys hereunder will be in Canadian funds unless otherwise specified. All payments to be made to any party hereunder may be made by cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or deposited for the account of such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.

13.3

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

13.4

This Agreement shall constitute the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

13.5

This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein. All actions arising from this Agreement will be commenced and maintained in the Supreme Court of British Columbia.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ANGLO SWISS RESOURCES INC.

by its authorized signatory:

_______________________________________

IMPALA HOLDINGS LTD.

by its authorized signatory:

_______________________________________

E35

SCHEDULE "A"

DESCRIPTION OF PROPERTY

Mackenzie Mining District, Northwest Territories

Tag no.	Name of Claim(s)	Claim area	Claim sheet
F92361	MS1	1807.75	76D2
F92362	MS2	1549.50	76D2
F92363	MS3	2582.50	76D2
F92364	MS4	2582.50	76D2
F92365	MS5	2582.50	76D1
F92366	MS6	2582.50	76D1, 75M16
F92367	MS7	2582.50	76D2
F92368	MS8	1429.00	75M16
F92369	MS9	1429.00	75M16
F92370	MS10	1291.25	75M16, 76D1
F92371	MS11	1291.25	76D1
F92372	MS12	2582.50	76D1
F92373	MS13	2582.50	76D1, 75M16
F92374	MS14	1429.00	75M16
F92375	MS15	1549.50	75M16
F92376	MS16	2582.50	76D1
F92377	MS17	2410.30	76D1
F92378	MS18	2410.30	76D1
F92379	MS19	2582.50	76D1
F92380	MS20	2582.50	76D1
F92381	MS21	1601.10	75M16
F92382	MS22	1635.60	75M16
F92383	MS23	2582.50	76D1
F92384	MS24	2582.50	76D1
F92385	MS25	1635.60	75M16

   Total           52,459.15 acres

E36

SCHEDULE “B”

GROSS OVERRIDING ROYALTY

Pursuant to the Agreement to which this Schedule is attached, Impala is entitled to a royalty (the “GORR”) on the Average Appraised Value (as hereinafter defined) of all gem and industrial diamonds recovered, sorted and graded from the Property (the “Diamonds”), free and clear of all costs of development and operations.

1.

The expression “Average Appraised Value” shall mean the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Company and one appointed by Impala.  Such independent graders shall be duly qualified and accredited, and shall sort, grade  and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds.  Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry pricebooks, standards and formulas.  The parties acknowledge that the intention is that the GORR is to be paid to Impala on this basis, regardless of the price or proceeds actually received by the Company for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

2.

ASW will calculate and pay the GORR to Impala within 30 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

3.

Impala shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Company’s actual marketing or sales practices.

4.

Impala shall also at its election have the right to take the GORR in kind.

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss resources Inc. (the “Company”) for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  May 24, 2006

     “Len Danard”

Len Danard

Chief Executive Officer

EXHIBIT 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  May 24, 2006

     “Chris Robbins”

Chris Robbins

Chief Financial Officer