Form 20-F/A
period 2005-12-31
ANGLO SWISS RESOURCES INC
filed 2007-02-02
CIK 277910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried our an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2005 pursuant to Exchange Rule 13a-15(e) or Rule 15d-15(e).  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report were effective to provide reasonable assurance that the information required to be disclosed in the reports of the Company files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Managements Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934.  The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005.  In making this assessment, management used the criteria described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Management’s assessment in accordance with the Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2005.

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Dated at Vancouver, British Columbia, this 24th. day of May 2006.

ANGLO SWISS RESOURCES INC.

“Len Danard”

Per:

(signed) Len Danard

Title:

President

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Leonard Danard, President and Chief Executive Officer of Anglo Swiss Resources Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the Issuer) for the period ended December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the annual filings; and

4.

The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b) designed such control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

c) evaluated the effectiveness of the Issuer’s disclosure controls and procedures as at the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5.

I have caused the Issuer to now disclose in the MD&A any change, in the Issuer’s internal control over financial reporting that occurred, during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date:  January 16, 2007

Signed:  “Len Danard”

Leonard Danard, President & CEO

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Christopher Robbins, Vice President and Chief Financial Officer of Anglo Swiss Resources Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the Issuer) for the period ended December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the annual filings; and

4.

The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b) designed such control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

c) evaluated the effectiveness of the Issuer’s disclosure controls and procedures as at the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5.

I have caused the Issuer to now disclose in the MD&A any change, in the Issuer’s internal control over financial reporting that occurred, during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date:  January 16, 2007

Signed:  “Chris Robbins”

Christopher Robbins, Vice President & CFO

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