Form 20-F
period 2006-12-31
ANGLO SWISS RESOURCES INC
filed 2007-06-13
CIK 277910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2006

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

837 West Hastings Street, Suite 309, Vancouver, British Columbia, Canada V6C 3N6
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

Title of Class	Issued and Outstanding as of December 31, 2006
Common Shares Without Par Value	69,252,688

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X

No

click here for printer-friendly PDF version

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

Yes ____ No ____  Not Applicable X

This information set forth in this Form 20-F Annual Report is as at December 31, 2006 unless an earlier or later date is indicated.

References to “Anglo Swiss Resources Inc.” and the “Company” in this Form 20-F Annual Report include any of its subsidiaries except to the extent the context requires otherwise.

Financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 10 to the accompanying Financial Statements of the Company.

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

Critical Accounting Estimates

A summary of all the Company’s significant accounting policies is included in Note 2 to the annual financial statements for the year ended December 31, 2006.

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

Capitalization and Indebtedness

12

C.

Reasons For The Offer and Use of Proceeds

12

D.

Risk Factors

12

ITEM 4.

INFORMATION OF THE COMPANY

18

A.

History and Development of the Company

18

B.

Business Overview

22

C.

Organizational Structure

23

D.

Property, Plants and Equipment

24

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

48

A.

Operating Results

48

B.

Liquidity and Capital Resources

.52

C.

Research and Development, Patents and Licenses, etc.

57

D.

Trend Information

57

E.

Off-Balance Sheet Arrangements

57

F.

Tabular Disclosure of Contractual Obligations

57

G.

Safe Harbour

57

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

57

A.

Directors and Senior Management

57

B.

Compensation

58

C.

Board Practices

61

D.

Employees

61

E.

Share Ownership

61

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

63

A.

Major Shareholders

63

B.

Related Party Transactions

64

C.

Interests of Experts and Counsel

64

ITEM 8.

FINANCIAL INFORMATION

64

A.

Statements and Other Financial Information

64

B.

Significant Changes

64

ITEM 9.

THE OFFER AND LISTING

65

A.

Offer and Listing Details

65

B.

Plan of Distribution

66

C.

Markets

….

66

D.

Selling Shareholders

67

E.

Dilution

67

F.

Expenses of the Issue

67

ITEM 10.

ADDITIONAL INFORMATION

67

A.

Share Capital

67

B.

Memorandum and Articles of Association

67

C.

Material Contracts

69

D.

Exchange Controls

70

E.

Taxation

….

72

F.

Dividends and Paying Agents

78

G.

Statements by Experts

78

H.

Documents on Display

78

I.

Subsidiary Information

78

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

78

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

78

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

82

ITEM 19.

EXHIBIT INDEX

82

SIGNATURES

          84

CERTIFICATES

     85/86

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

The Company has appointed DeVisser Gray, Chartered Accountants (“DVG”) to replace PricewaterhouseCoopers, LPP, Chartered Accountants (“PWC”) to act as their auditors effective Feb. 21, 2007 for the fiscal year ended December 31, 2006. DVG has offices at 905 West Pender Street, Suite 401, Vancouver, British Columbia, V6C 1L6.

The Company and PWC were unaware of any reservations contained in the auditor’s reporting with respect to the Company’s financial statements for the year ended December 31, 2005. Both the former and successor auditor have agreed to the statements in the Change of Auditor notice dated January 26, 2007 and filed electronically with SEDAR.

DVG are appointed annually by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the PCAOB.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table summarizes selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian GAAP.  The Reorganization, effective November 28, 1997, resulted in the Company, a former subsidiary of ASII, becoming the parent company and ASII and its other subsidiaries become the subsidiaries of the Company.  This transaction was a reorganization of existing companies and had no impact on the financial statements except for authorized capital of the Company which is now 900,000,000 shares. The information in the tables was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under ITEM 5. Operating and Financial Review and Prospects.   Results for the period ended December 31, 2006 are not necessarily indicative of results for future periods.

Selected Financial Data Prepared in accordance with Canadian GAAP

Item	Dec. 31/2006	Dec. 31/2005	Dec. 31/2004	Dec. 31/2003	Dec. 31/2002
(a) Interest income	$4,172	$874	$1,005	$888	$90,456
(b) Net earnings (loss)	$(687,461)	$(482,478)	$(427,123)	$(269,542)	$(82,995)

Item	Dec. 31/2006	Dec. 31/2005	Dec. 31/2004	Dec. 31/2003	Dec. 31/2002
(c) Net earnings (loss) per common share	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.00)
(d) Total assets	$5,436,393	$5,453,577	3,959,764	$3,843,615	$3,899,540
(e) Total long-term debt	NIL	NIL	NIL	NIL	NIL
(f) Net Assets	$4,885,094	$4,985,299	$3,645,071	$3,406,887	$3,628,483
(g) Capital Stock	13,314,402	$13,216,707	$11,545,745	$11,224,585	$11,224,585
(h) No. of Common Shares	69,252,688	67,402,688	50,005,688	44,825,688	44,825,688

Note 10 of the financial statements of the Company included herein sets forth the differences were such information to be presented in accordance with U.S. GAAP.

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec. 31/2006	Dec. 31/2005	Dec. 31/2004	Dec, 31/2003	Dec, 31/2002
(a) Interest income	$4,172	$874	$1,005	$888	$90,456
(b) Net earnings (loss)	$(1,197,852)	$(1,534,161)	$(380,289)	$(178,527)	$(2,492,566)
(c) Net earnings (loss) per common share	$(0.02)	$(0.03)	$(0.01)	$(0.00)	$(0.01)
(d) Total assets	$1,112,999	$1,640,574	$1,198,444	$1,035,461	$1,025,371
(e) Total long-term debt(1)	NIL	NIL	NIL	NIL	NIL

Item	Dec. 31/2006	Dec. 31/2005	Dec. 31/2004	Dec, 31/2003	Dec, 31/2002
(f) Net Assets	$561,700	$1,172,296	$883,751	$598,733	$754,314
(g) Capital Stock	$13,314,402	$13,216,707	$11,545,745	$11,224,585	$11,224,585
(h) No. of Common Shares	69,252,688	67,402,688	50,005,688	44,825,688	44,825,688

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On June 1, 2007 the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $0.943 (US $1.00 = CDN $1.0604).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	May 2007	April 2007	March 2007	February 2007	January 2007	December 2006
High for Period	1.1135	1.15849	1.1811	1.1853	1.1824	1.1612
Low for Period	1.0699	1.1145	1.1529	1.1585	1.1649	1.1417

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	2006	2005	2004	2003	2002
Average for the period	1.1319	1.2135	1.3149	1.4377	1.5715

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

The Company currently has minimal financial resources on hand to undertake all of its planned exploration programs and meet its general and administrative expenses budgeted through the current fiscal year ending 2007.  The Company completed a private placement of $85,000 in the last quarter of 2006 and a further financing in April of 2007 for $500,000, both resulting in the issuance of common shares.  SEE ITEM 17. FINANCIAL STATEMENTS – Note 6. The development of the Company’s properties in the future will continue to  depend upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of December 31, 2006, was $9,649,616. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

On December 9, 1997, the Company Common Shares were listed for trading on the Montreal Exchange in substitution for the ASII Common Shares.  On October 1, 2001 the Company’s shares began trading on the Canadian Venture Exchange (“CDNX”), subsequent to an agreement negotiated between the CDNX and the Montreal Exchange whereby, as approved by the regulatory authorities, the Montreal Exchange ceased operations as an equity exchange. On May 1, 2002 the CDNX changed its name to the TSX Venture Exchange. As at June 1, 2007, there were 74,252,688 common shares of the Company issued and outstanding.

The Company’s head office and principal office address is located at 837 West Hastings Street, Suite 309, Vancouver, British Columbia, Canada, V6C 3N6.  The registered office of the Company is located at 700 West Georgia Street, Suite 2600, Vancouver, British Columbia, Canada, V7Y 1B3.

The Company is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its primary assets are the Kenville Mine Property, the Blu Starr Gemstone Property, the McAllister Pipe Property, all located in south eastern British Columbia, between Nelson and Castlegar. The Company also acquired four distinct properties of merit in the Northwest Territories (“NWT”) of Canada for the potential to host diamonds in June of 2005 through to January of 2006.  The diamond properties are all located in the Slave Craton/Lac de Gras region of the NWT the host to Canada’s first two producing diamond mines.  See ITEM 4.D Information of the Company – Property, Plants and Equipment for a more complete description of these properties.

The Kenville Mine Property is 100% owned by the Company and is located near Nelson, British Columbia.  It was previously owned by 409556, a former wholly-owned subsidiary of the Company, which has now been wound up.  SEE ITEM 4.A History and Development of the Company. On February 10, 1995, 409556 entered into an option joint venture agreement with Teck Corp. (the “OJV Agreement”).

The OJV Agreement provided Teck Corp. with an option to earn a 70% undivided interest in the Kenville Mine Property within a four year period.  Teck Corp. was able to exercise its option by making cash payments of $100,000 to 409556 and by expending $700,000 on exploration of the Kenville Mine Property.

On January 22, 1997, Teck Corp. informed 409556 of its intention not to continue with its option.

The Company entered into a confidentiality agreement with a major mining company on April 16, 1999.  The agreement allowed this company to perform its due diligence and a geological assessment of the Kenville Mine Property.  This Agreement was terminated on March 2, 2000.

During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture Agreement (“OJVA”) to explore the Kenville Mine property effective August 29, 2003.  The Optionees to the OJVA were to earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($100,000 received, non-refundable prior to August 29, 2005) and expending $700,000 over the three year exploration period, by August 29, 2006.

Exploration on the Kenville Mine property was initiated on August 16, 2005 thru November 10, 2005 on the Kenville Mine property under the terms of the OJVA.  Work consisted mainly on the west side of Eagle Creek and consisted of geochemical soil sampling and excavator trenching, compilation of data by numerous operators, and GPS mapping of the property.  The Company received approval from the Ministry of Energy and Mines for the OJVA’s 2006 work program, exploration commenced in late April and was completed by the end of August of 2006. The 2006 program consisted of geochemical soil sampling and the rehabilitation of an existing surface portal.

The Company received notice under the terms of the OJVA in August of 2006 from the Optionees that the required $700,000 had been incurred prior to the termination date. The Company has commenced an independent audit of the joint venture expenditures in accordance with the OJVA as it has disputed the alleged expenditures.

The Company has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the OJVA on the Kenville Mine property.

In order to exercise their option, the Optionees were required to incur $700,000 worth of expenditures in exploring and developing the property. The OJVA established an audit procedure to determine if the Optionees had fulfilled their obligations to Anglo Swiss. In their statement of claim the Optionees say they paid $100,000 to Anglo Swiss, as agreed. They also allege they spent $251,553 on the Nelson-area property in 2005, then another $498,326 in 2006. The Optionees estimate they exceeded the $700,000 mark on Aug. 5, 2006, and that, as a result, a 70-per-cent interest has been earned.

Pursuant to the OJVA, Anglo Swiss has appointed an auditor to confirm the exploration expenditures alleged by the Optionees. As of the date of this report the auditor has been unable to ascertain that the $700,000 in expenditures has been made.

In its statement of defense, Anglo Swiss denies the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it has been brought before the audit has determined whether the Optionees are entitled to exercise their option. A claim to have a joint venture declared at this stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

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

The Company filed a Notice of Work in 2004 and received a permit to perform drilling and trenching of the alluvial terraces held within the placer claims overlain on the Blu Starr mineral staked claims. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program has been postponed while the Company focused all its efforts on the acquisition and exploration of the NWT diamond properties.

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

The Company in 2005 made the decision to acquire diamond exploration opportunities in the Northwest Territories of Canada as it had identified key land positions within the Slave Craton and the Lac de Gras regions that could be acquired. The properties acquired at December 31, 2006 are:

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

The Lac de Gras Group of Claims:  the Company acquired a 100% interest in and to 4 mineral claims consisting of approximately 10,330 acres located in the Lac de Gras area of the Northwest Territories, known as the  UL 1&2 and the AFR 6&7 mineral claims.  The AFR 6 & 7 claims subsequently lapsed and were replaced at no charge to the Company with three new claims, the UL 3, 4, and 5 claims. These three claims totalled 7,746 acres and are contiguous to the UL 1&2. SEE EXHIBIT 6.1 AND 6.2.

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

Before during and after the fiscal year ended December 31, 2006, the Company was engaged in continued exploration of its diamond, precious/base metals and gemstone properties in Canada.

The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.  The increase in world demand and  the subsequent increase in the value of precious and base metals  appears to be the beginning of a sustained  improvement in the outlook for the mining industry and has  presented the Company an opportunity to complete private placements of $734,700 in the fourth quarter of 2005, $85,000 in the fourth quarter of 2006 and $500,000 in April of 2007.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. The Company has working capital deficiency of $455,069 at December 31, 2006; the Company expects to require additional financing in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. FINANCIAL INFORMATION – Liquidity and Capital Resources.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral resource properties owned by each of the Company’s subsidiaries:

1. During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture Agreement (“OJVA”) to explore the Kenville Mine property effective August 29, 2003.  The Optionees to the OJVA may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($100,000 received, non-refundable prior to August 29, 2005) and expending $700,000 over the three year exploration period, by August 29, 2006. The Company is in litigation with the Optionees as it has been unable to ascertain that the required expenditures have been incurred through an independent audit.

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

The Company owns the Kenville Mine Property, the Blu Starr Gemstone Property, the McAllister Pipe property and the NWT Diamond Properties. (Lac de Gras Group of 5 Claims, Fry Inlet, Falcon Bay, Fishing Lake projects).

The Kenville Mine Property consists of 15 Crown granted (180.88 hectares) and 10 staked (385.82 hectares) mineral claims and three parcels of deeded fee simple surface property and is 100% owned  by the Company.

The following map is the location of the Kenville Mine Property.

Location

The map on page 25 shows the location of the Kenville Mine Property.

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

Permitting

The Company is currently filing a Notice of Work for the 2007 exploration season. The Company is planning geophysics and diamond drilling upon receiving the work permit. The Company holds the bonding required to enable it to carry on exploration activity at the Kenville Mine Property. The Company intends to continue with the development of the Kenville mine as it defends its position with respect to the OJVA, as it has disputed the amount of the expenditures claimed by the Optionees.

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

Encumbrances

Anglo Swiss Resources Inc. has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd., Glacial Holdings Inc. and Gold Standard Resources Corp, collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property.

Anglo Swiss Resources Inc. entered an option joint venture agreement with the Optionees on Sept. 5, 2002. Under the terms of the OJVA, the plaintiffs could earn a 70-per-cent interest in mineral rights associated with Anglo Swiss's Kenville mine property, located near Nelson, B.C., and could form a joint venture with Anglo Swiss through Sept. 5, 2006. The plaintiffs subsequently assigned 88 per cent of their potential interest in the property to Gold Standard Resources Corp.

In order to exercise their option, the Optionees were required to incur $700,000 worth of expenditures in exploring and developing the property. The OJVA established an audit procedure to determine if the Optionees had fulfilled their obligations to Anglo Swiss. In their statement of claim the Optionees say they paid $100,000 to Anglo Swiss, as agreed. They also allege they spent $251,553 on the Nelson-area property in 2005, then another $498,326 in 2006. The Optionees estimate they exceeded the $700,000 mark on Aug. 5, 2006, and that, as a result, a 70-per-cent interest has been earned.

The Company has disputed the Work Assessment Reports and the amount of the expenditures claimed by the Optionees; and pursuant to the OJVA, Anglo Swiss has appointed an auditor to confirm the exploration expenditures alleged by the Optionees. At the time of this report the auditor has been unable to ascertain that the required expenditures have been incurred.

In its statement of defense, Anglo Swiss denies the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it has been brought before the audit has determined whether the Optionees are entitled to exercise their option. A claim to have a joint venture declared at this stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis. Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Exploration – Recent Results

Exploration on the Kenville Mine property was initiated on August 16, 2005 thru November 10, 2005 on the Kenville Mine property under the terms of the Option Joint Venture Agreement “OJVA”.  Work consisted mainly on the west side of Eagle Creek and consisted of geochemical soil sampling and excavator trenching, compilation of data by numerous operators and GPS mapping of the property.  The Company received approval from the Ministry of Energy and Mines for the 2006 work program, exploration commenced in late April of 2006 and was completed by the Optionees at the end of August 2006.

As previously stated the 2005/2006 work programs and the expenditures claimed there under by the Optionees are being disputed by the Company and to-date the audit has not been able to ascertain the expenditures incurred.

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

This hinge zone has been traced down a shallow westerly plunge for more than 50 metres where it becomes covered with talus.  The sapphires occur sporadically in the syenite gneiss over at least 50 metres in length, 10 metres in height and 10 metres in width, giving about 15,000 tonnes of potential mineralized host rock.  Within the eastern part of this block, a well developed zone showing a consistent amount of visible sapphires measures about 20 metres long by three metres in height and width,  giving about 500 tonnes of probable gem bearing ore as estimated by the Company.

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

Initial cutting of the garnets has been completed in Sri Lanka with a very early rough estimate of about 30% of the sorted eye-clean, coarse garnet rough will cut gemstones from 0.25 ct. to 3 ct. in size.  The colour of the finished stones is a brilliant, translucent cranberry red, with a hint of hot pink.  Exploration and sampling of this showing continued through the 2000 season.  Several other similar occurrences of large garnet crystals have been located on the property.

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

Anglo Swiss filed a Notice of Work in 2004 and received a permit to perform drilling and trenching of the alluvial terraces held within the placer claims overlain on the Blu Starr mineral staked claims. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed in  2005 as the Company focused all its efforts on the acquisition of the McAllister and Northwest Territories Diamond properties. A joint venture partner knowledgeable in the colored gem industry is currently being sourced to continue advancement of this property.

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

Northwest Territories Diamond Properties

 “NWT Diamond Properties”

The Company in 2005 made the decision to acquire diamond exploration opportunities as it had identified key land positions within the Slave Craton/Lac de Gras region that could be acquired. Collectively within this annual report there have been five transactions and are referred to as four distinct properties of merit.  The Lac de Gras Group of 5 Claims, the Fishing Lake and the Falcon Bay Diamond properties are at grassroots, early exploration status and therefore the Company does not have extensive exploration data available at this time.  These properties are the probable source areas for numerous unresolved KIM trains and include a known diamondiferous kimberlite which warrants additional exploration.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and KIM's, management is of the opinion that these properties are highly prospective for the further discovery of diamonds.  Anglo Swiss will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton area that meet its acquisition criteria.

The properties acquired at December 31, 2006 are:

Lac de Gras Group of 5 Claims:

The Company originally acquired a 100% interest in and to 4 mineral claims consisting of approximately 10,330 acres located in the Lac de Gras area of the Northwest Territories, known as the UL 1&2 and the AFR 6&7 mineral claims in January of 2006.  The Company paid a total of  $12,500 and issued 1,000,000 common shares valued at $125,000. The Vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying $1,000,000. The vendors are eligible to receive kimberlite bonus payments of 200,000 shares on the discovery of any kimberlite body to a cumulative total of 2,000,000 shares.

The vendor neglected to transfer the AFR 6 & 7 claims to the Company and subsequently the claims lapsed. A transfer agreement dated April 20, 2007 replaced the two lost claims at the vendors expense to the Company with three new claims, the UL 3, 4, and 5 claims. These claims totalled 7,746 acres and are contiguous to the UL 1&2. SEE EXHIBIT 6.1 AND 6.2.

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

The Company’s claims cover KIM (kimberlite indicator minerals) anomalies and airborne geophysical anomalies which require further work to prioritize drill targets.  The 2007 exploration program is being designed and budgeted to further define existing known anomalies located on these claims as they are surrounded by numerous diamondiferous kimberlites in all directions.

Location

See Map on page  for the location of the Falcon Bay Diamond property.

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

The Fishing Lake Diamond Property claims cover dispersion trains of kimberlite indicator minerals identified in till sampling programs.  These claims lie within a region of active diamond exploration by other diamond explorers and are midway between the Crosslake area kimberlites (Ashton, DeBeers, Diamonds North, et al) and the “Big Hole” target (GGL Diamond). Till samples previously collected during the 2004 and 2005 season confirmed earlier sampling program results and include G9 and G10 garnets.

Location

See Map on page 39 for the location of the Fishing Lake Diamond property.

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
ANGLO-SWISS
DRYBONES BAY AREA
Diamonds North
Peregrine Diamonds
DeBeers Majescor
Diamonds North
Peregrine Diamonds
DeBeers Majescor
Diamonds North
Strongbow
Majescor
Peregrine Diamonds
Majescor
GGL Diamond
Rae
Edzo
YELLOWKNIFE
Detah
New Shoshoni/ Snowfield
New Shoshoni
New Shoshoni
New Shoshoni/
Thelon
Snowfield
New Shoshoni
Thelon
Mud Lake
GREAT SLAVE LAKE
85O
85P
85J
85I
63N
114W
113W
DRYBONES BAY AREA
Yukon Territory
Northwest Territory
Nunavut
British Columbia
Alberta
Sask.
Manitoba
Ontario
Quebec
Labrador
NFLD
NB
NS
Canada
INDEX MAP
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
EKATI DIAMOND MINE
DIAVIK DIAMOND MINE
DO 27 (Tli Kwi Cho)
BHP Billiton
Tahera/ BHP Billiton
Anglo-Swiss
Anglo-Swiss/ New Shoshoni
Tahquery/ SouthernEra/
Diamondex/ Majescor
Shear
Peregrine/ Thelon
Peregrine
LAC DE GRAS
Kennecott/ SouthernEra
GGL Diamond
DeBeers/ Majescor
SouthernEra/ Diavik/Aber
Peregrine/Thelon
Peregrine/SouthernEra
DeBeers/ Pure Gold
DeBeers
GGL
Strongbow/ Stornoway
SouthernEra
NUNAVUT
N.W.T.
LUPIN WINTER ROAD
MACKAY LAKE
0
20
40
kilometres
MAP LOCATOR
Canada
INDEX MAP

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

The Company received a report on the interpretation of the 2006 Fugro Airborne Survey (“Fugro”) data titled “Report on the Geophysical Data on the Fry Inlet Project, Lac de Gras, NWT, Canada by Jeremy S. Brett, M.Sc., P.Geo., MPH Consulting Limited (“MPH”).”

The MPH findings have far exceeded management’s expectations as over 220 anomalies have been identified on the eastern portion of the Fry Inlet Property with 73 of the anomalies generated categorized as High-Priority by MPH. A total of 1,695 line-kilometers were flown in 2006 by Fugro with ~E-W 100 meter line-spacing.  Single-sensor Magnetic and five-sensor Electromagnetic data were collected. The report states the airborne geophysical data is of excellent quality.

MPH Consulting Ltd. (“MPH”) interpreted the 2006 Fugro airborne survey data earlier this year and their report far exceeded management's expectations as MPH identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990’s and is contained within a cluster of seven anomalies that the 1500 meter drill program will test this year.

Location

See map on page 40 for the location of the Fry Inlet Diamond property.

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

The Fry Inlet Diamond property is host to two documented kimberlites LI-201 and T-31.  A search of the open file assessment reports indicates that portions of the property were previously explored by Kennecott Canada Exploration, Lytton Minerals, New Dolloy Varden, Benachee Resources and Inukshuk Capital.  Past exploration programs included regional and detailed till sampling, airborne and ground geophysics, and drilling. The property lies within a diamondiferous  kimberlite field.  Less than one kilometre off the property to the south is the Vega kimberlite and seven kilometres east of the property is the DIA-1 kimberlite.

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

More recently the Company completed a 1,695 line kilometers survey flown in 2006 by Fugro Airborne Surveys with ~E-W 100 meter line-spacing.  Single-sensor Magnetic and five-sensor Electromagnetic data were collected.

The Report on the Geophysical Data on the Fry Inlet Project, Lac de Gras, NWT, Canada by Jeremy S. Brett, M.Sc., P.Geo., MPH Consulting Limited (“MPH”) has identified 39 Magnetic anomalies conforming to an idealized Lac de Gras style intrusive diatreme (16 ranked as “A” and “23” as B+).  There were another 34 Electromagnetic anomalies (10 ranked as “A” and 24 as “B+”) again conforming to an idealized diatreme model – prime contexts for the possibility of diamond bearing kimberlites.

Anglo Swiss Resources’ has initially selected a cluster of 7 targets including the significantly diamondiferous LI-201 kimberlite for drilling this year.  This pipe produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990’s.  Kennecott tested 281 kilograms of rock and found just 60 diamonds, but that could be misleading. Kennecott limits its diamond recoveries to stones larger than a 0.15 millimetre cut-off, a significantly larger limit than most other labs employ. As well, 14 of the stones measured longer than 0.5 millimetre in one dimension, and one was large enough to sit on a one-millimetre sieve. That sparks hope that the body could contain larger stones.

The Company plans to have Fugro survey the western portion of the Fry Inlet Property, ~ 2,398 line-kilometers, as there also appears to be a cluster-like assemblage of 5 targets to the north-west with 7 indicator mineral trains (“KIM’s”) apparent. The trains appear to be dominated by eclogitic garnet and picroilme Initial field work consisting of a detailed airborne geophysical survey of the eastern portion of the property has been commissioned to Fugro Airborne Surveys Corp in February, 2006.  A total of 1,695 line-kilometers were flown during this survey along parallel flight lines spaced 100 meters apart. This program will re-evaluate the known diamondiferous kimberlite and evaluate the remainder of the claim block for potential sources of anomalous KIM’s present locally.

The Company has contracted with Aurora Geosciences Ltd. (“Aurora”) of Yellowknife, NWT to immediately conduct ground geophysics consisting of MAG/HLEM surveys. This program will precede the Company’s 1500 meter drill program on the Fry Inlet Diamond property in Lac de Gras region of the NWT, Canada.

Aurora’s program is based on a survey involving approximately 18.0 line-km of total field magnetics and approximately 6.0 line-km of horizontal loop electro magnetics. Aurora proposes to mobilize a six-man crew to conduct this project as soon as weather and flights will allow. Standard gridding would be completed on 100m lines for the Horizontal Loop EM surveys. The Total Field Magnetic surveys would be completed utilizing non-differential GPS navigation and control.

Anglo Swiss Resources technical staff have reviewed MPH’s recommendations and selected a cluster of seven targets for NQ drilling, including re-drilling the significantly diamondiferous LI-201 kimberlite upon completion of the ground geophysics program. The data collected by Aurora will again be interpreted by MPH Consulting Ltd. (“MPH”) to assist Anglo’s technical staff in selecting the order and priority of additional drill targets within the cluster.

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

Permitting

The Company is permitted for a 5 year drill program with respect to the Fry Inlet property through 2010 and a work camp permit for up to 200 man days is in effect for the 2007 exploration season.

 Plant & Equipment

Currently, no plant and equipment is situated on the Northwest Territories Properties, owing to their grassroots, early exploration status.

Encumbrances

The Company is not aware of any material encumbrances against its ownership of the Northwest Territories Properties.

Exploration – Current Results

Fry Inlet 2007 Exploration – 1500 Meter Drill Program

Anglo Swiss Resources is permitted for a 5 year drill program and initially has selected a cluster of 7 high priority targets inclusive of the significantly diamondiferous LI 201 kimberlite for drilling in 2007.  Anglo Swiss Resources believes the close proximity of the reported LI 201 kimberlite to high priority geophysical targets in a cluster of anomalies infers that previous drilling may have missed other larger intrusions within the immediate area. The LI 201 will be re-drilled and tested as the first 2007 target utilizing existing sampling standards.

2007 Airborne Geophysics

The Company also plans to perform airborne geophysics on the western portion of the Fry Inlet Property, ~ 2,398 line-kilometers, as there also appears to be a cluster-like assemblage of 5 targets to the north-west with 7 kimberlite indicator mineral trains (“KIM’s”) apparent. The trains appear to be dominated by eclogitic garnet and picroilmenite grains. MPH Consulting Ltd. (“MPH”) will again analyze the flight data and report their findings.

Lac de Gras Group of 5 Claims

(UL 1 through 5 for 12,912 acres - formerly referred to as the “Group of 4 Claims”) are a 100% interest and located within the “Ekati Trend”. These claims are located within 10 kilometers of the diamond-bearing Wombat and Wallaby kimberlites where major exploration and definition programs are planned by Archon Minerals/BHP Billiton. The 2005 test of Wombat produced 91 microdiamonds from about 79 kilograms of kimberlite, including 11 stones that sat on a 0.425-millimetre mesh. The entire sample suggested a microdiamond grade of about 0.85 carat per tonne, although an accurate grade will take a much larger test and larger diamonds.

2007 Exploration

Exploration in 2007 will include detailed ground magnetic, ground frequency-domain electromagnetic (HLEM) and gravity grids.  Ground penetrating radar data should also be considered to discriminate targets that are overlain by water.  These data could possibly be used to discriminate the presence of porous kimberlitic material or structural features beneath lake-bottom clays and will include airborne geophysics and surface exploration similar to the Fry Inlet property.

The Falcon Bay Diamond Property

Consists of a 100% interest in claims covering approximately 52,459 acres in the diamond producing area of Lac de Gras, NWT approximately 25 kilometers south of the Diavik Diamond property and is proximal to the DO-27 Kimberlite currently the focus of a detailed exploration program by Peregrine Diamonds et al.; and

Fishing Lake Diamond Property

Located some 110 kilometers north of Yellowknife, NWT, toward the western margin of the Slave Craton.  The Fishing Lake property covers a 100% interest in 8,467 acres and covers a region containing the probable source area for kimberlite indicator mineral trains (KIM’s) identified during the first stage of exploration for diamonds on the Slave Craton:

2007 Exploration

These two properties will also be surveyed by airborne geophysics during the 2007 season. Single-sensor Magnetic and five-sensor Electromagnetic data will be collected similar to the 2006 airborne performed by Fugro Airborne Surveys. MPH Consulting Ltd. will analyze the flight data and report their findings. Ground geophysics and sampling will follow the airborne program to confirm potential diatreme models – prime contexts for the possibility of diamond bearing kimberlites.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

 Operating results

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2006 and prior, should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 10 of the financial statements of the Company, as well as “Material Differences between Canadian and U.S. Generally Accepted Accounting Principles”, below, set forth the significant measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Fiscal Year ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

The Company’s loss over the past three years results from general and administration expenses, stock based compensation expensed and write offs of the deferred exploration costs attributed to the McAllister Group of claims as previously discussed.  On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees, directors and non-employees.

Anglo Swiss’s general and administrative expenses have been fairly consistent over the three year period, incurring $310,205 in 2006 and  $267,293 in 2005 and $279,816 in 2004; showing an approximate increase of 10% in 2006 which is related to the costs incurred to the acquisitions in the NWT. The Company was able to take advantage of the increased interest in the mining sector in recent years; raising funds through private placements and becoming more active in property acquisitions, and the related expenses in filing fees and increasing the investor relations budget over the last two years.

Shareholder’s information expense in 2006 was $48,506 compared to $40,113 for the year end 2005.  The Company was more active starting in 2005 in all investor relations departments, taking advantage of the new interest in the market place for mining and junior mining companies after many years of disinterest.  The Company among other things redesigned its website, built power point presentations and advertised in industry print media of the opportunities these properties offer.

Travel and promotion activities were $9,072 and  $10,945 in 2006 and 2005 respectively. The Company did not attend any mining conferences during the past two years but is considering the benefits for the current year as results from exploration programs are received.  Filing fees related to financings, option grants and property acquisitions were also higher for the years 2006 and 2005 -$27,224 and $28,571 than previous years a result of the increased activity of the Company  within the mining sector.

Professional fees for the year ended 2006 were $38,121 compared to the 2005 fiscal year of $71,621, the 2005 year was increased largely due to legal fees (50% of which has been capitalized to the Kenville and Blu Starr properties) being accrued.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at year end 2006 were $64,871 compared to $603,639 at year end in 2005. A private placement was completed in April 2007 of $500,000.

The Company’s resource properties plus the plant and equipment at the Kenville Mine property, are carried at $5,321,363 compared to $4,813,133 at year-end 2005.  The increase is a result of the acquisitions of the diamond properties in the NWT, Canada.

The current liabilities outstanding at December 31, 2006 increased to $551,299 compared to $468,278 at December 31, 2005. At year end 2006 the Company had a deficit of $455,069 compared to working capital of $153,366 for the 2005 year end. Amounts due to related parties increased from $293,110 to $328,620 at December 31, 2005 and 2006 respectively, as previously discussed.

General exploration expenses for the fiscal year ended December 31, 2006 and 2005 were $8,743 and $8,753 respectively compared to $7,366 for the fiscal year ended December 31, 2004.  The bulk of exploration costs were attributed to the annual work required on the placer mineral claims on the Blu Starr property.  The Company believes it has minimal risk in losing any of its mineral claims as they are all in good standing up to 2016 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current fiscal year.

The acquisition of the diamond properties in the NWT will require work each year to keep the claims in good standing. Work programs are being designed to meet the requirements on all the properties held in the NWT, a rough figure is $2 per acre per year.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at 2006 year-end were only $64,871 compared to $603,369 at year end 2005 with the close of the private placement due to the private placement completed on December 29, 2005 of $734,700.  The Company received $160,000 in the fourth quarter of 2005 as directors exercised 1,600,000 options at $0.10 per share. The balance of its resource properties and the plant and equipment at the Kenville Mine property, is $5,321,363 at December 31, 2006 and $4,813,133 at year-end 2005 compared to $3,766,484 at year-end 2004.

At December 31, 2006 Anglo Swiss had paid up capital of $13,314,402 (69,252,688 common shares) and in 2005 $13,216,707 (67,402,688 common shares). The deficit in 2006 was $9,649,616 and a deficit of $8,962,155 in 2005, resulting in a shareholder’s equity (or net assets) of $4,885,094 for year end 2006,  $4,985,299 for year end 2005 and in 2004 - $3,645,071.  Anglo Swiss had a working capital deficit of ($455,069) at December 31, 2006 and working capital of $153,366 at December 31, 2005 and a working capital deficiency of ($140,213) at December 31, 2004.

On December 29, 2006, the company closed a private placement for 855,000 units at $0.10/unit for gross proceeds of $85,000. Each unit consisted of one flow through share and one/half warrant to purchase an additional flow through share at $0.20 for a one year period expiring on December 29, 2007.

In December of 2005 the company closed a private placement for 1,224,500 units at $0.60/unit for gross proceeds of $734,700. Each unit comprises one non flow-through common share (1,224,500 shares), five flow-through common shares (6,122,500 shares) and one share purchase warrant, entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007.  There were 7,447,000 common shares issued as part of this private placement which included 100,000 shares paid as share issue costs.  During the year ended 2005, 8,350,000 common shares were issued for a total of $840,750 to purchase mineral claims for diamond exploration in the Northwest Territories.

Anglo Swiss has accounts payable and accrued liabilities of $188,442 at December 31, 2006 and $153,156 at December 31, 2005 (2004 - $136,824) due to directors and organizations controlled by directors.  The Company incurred consulting fees of $60,000 in the year ended December 31, 2006 (2005/2004 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.

Included in accounts payable and accrued liabilities is $139,954 ($324 - 2006) to a law firm in which an officer is a partner of the firm during the year ended December 31, 2005.

The net loss for the fiscal year ended December 31, 2006 was $791,439 or 0.01 per share compared to $482,478 or $0.01 per share as compared to a net loss for the fiscal year ended December 31, 2005 and in 2004, $427,123 or $0.01 per share.  The options expensed for the 2006 year was $481,234, 2005/$177,026 and $147,307 in 2004. Options set to directors, officers and consultants to the Company attributing to the loss for the current year.

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

Included in accounts payable and accrued liabilities is $140,178 (2005 – $139,854) to a law firm in which an officer is a partner of the firm during the year ended December 31, 2006.

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

B.

Liquidity and Capital Resources

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2006, the Company was engaged in continued exploration of its diamond, gold and precious/semi-precious gemstone properties all located in Canada.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

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

At December 31, 2006 the Company had working capital deficit of ($455,069). The Company expects to require additional financing to cover administrative expenditures and to further exploration of its mineral properties and to meet its ongoing obligations as they incur.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

The Option Joint Venture Agreement on the Kenville property has expired effective September 5, 2006 and the result is under litigation. The Company has received all anniversary payments; the last was paid prior to August 29, 2005.  The Company has received $100,000 in this regard, which is non-refundable. The Company has disputed the expenditures pertaining to the 2005/2006 work programs. An audit was unable to determine the expenditures incurred at the time of this report and the Company intends to retain its 100% ownership unless the parties to the OJVA prove otherwise.

The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The Company believes that there is minimal risk in losing any of its mineral claims as they are all in good standing up to 2016 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year and about half that amount annually to retain the McAllister property..

The properties acquired in the NWT require annual expenditures of approximately $2 per acre and the Company intends to perform the required work or post a bond in lieu of. The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements and may utilise partners to advance some of the properties held in the NWT as well.

At December 31, 2006, the Company has working capital deficit of ($455,069) and $64,871 in cash. A financing was completed in April of 2007 for $500,000 allowing the Company to initiate some of its work programs. While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. Accordingly, there is some doubt about the ability of the Company to continue as a going concern.

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

Fiscal Year ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005.

As at December 31, 2006 the Company’s current cash assets totalled $64,871 and carried a working capital deficit of $455,069. In 2005 the Company had cash assets of $603,369 compared to $167,735 at December 31, 2004.  The Company realised three separate sources of cash over this period, the $35,000 anniversary payments ($35,000 per year in 2005 and 2004) from the Option Joint Venture Agreement in place at the Kenville property ; gross proceeds of $160,000 from directors exercising options in 2005; and a private placement of $734,700 in 2005 and a smaller financing or $85,000 in 2006.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2006 increased to $551,299 from $468,278 in 2005 as related parties (directors and a law firm to which an officer of the Company is a partner in) increased to $328,620 (2005 - $293,010).

Accounts payable at year end was $30,839 and accrued liabilities were $191,843 consists principally of accounting/audit fees of $19,000, $50,656 accrued for non-renounced expenditures of the 2005 flow through placement during 2006. The Company in 2006, 2005 and 2004 has accrued a charge for BC Capital Tax of $75,300, annual property taxes of $7,722 on the surface rights owned at the Kenville and a $39,165 charge in respect to stumpage fees owed to the BC Ministry of Provincial Revenue by a mill during the logging at the Kenville property in 2004. The mill deducted the stumpage fee but to-date has not submitted the balance owed to the ministry.

The Company’s working capital decreased in 2006 to a deficit of ($455,069), 2005 had working capital of  $153,366 compared to a deficit of $140,213 at year end December 31, 2004. Share capital increased in 2006 due to the private placement of $85,000 at $0.10 per share and $125,000 for shares issued for mineral property acquisitions to $13,314,402. December 31, 2005 showed  $13,216,707 and 2004 - $11,545,745 in share capital.

The Company’s largest cash outflow continues to be the ongoing general and administrative expense for the years, December 31, 2006 at $310,205, 2005 at $267,293 and $279,816 for the year ended December 31, 2004. The G&A expenses over this period do not include non-cash items of $481,234, $177,026 and $147,307 for stock-based compensation for the 2006, 2005 and 2004 years respectively and a $38,159 charge in 2005 for the final write down of the McAllister mineral properties. The Company expects to continue to advance its exploration properties through sourcing partners, thereby conserving its limited working capital.

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

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended December 31, 2006, 2005 and 2004 would have been $1,197,852, $1,534,161, and $380,289 respectively.

Outlook

For the remainder of the fiscal year ending December 31, 2007, the Company’s activities will focus jointly primarily on the NWT diamond properties and the Kenville Mine property in south-eastern British Columbia.

The Company received a report on the interpretation of the 2006 Fugro airborne survey data titled "Report on the Geophysical Data on the Fry Inlet Project, Lac de Gras, NWT, Canada, by Jeremy S. Brett, MSc, PGeo, MPH Consulting Ltd." (“MPH”).

The MPH findings have far exceeded management's expectations as over 220 anomalies have been identified on the eastern portion of the Fry Inlet property with 73 of the anomalies generated categorized as high priority by MPH. A total of 1,695 line kilometres were flown in 2006 by Fugro with approximately 100-metre line spacing east to west. Single-sensor magnetic and five-sensor electromagnetic data were collected. The report states the airborne geophysical data are of excellent quality.

MPH has identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

Anglo Swiss Resources has initially selected a cluster of seven targets including the significantly diamondiferous LI-201 kimberlite for drilling this year. This pipe produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s. Kennecott tested 281 kilograms of rock and found just 60 diamonds, but that could be misleading. Kennecott limits its diamond recoveries to stones larger than a 0.15-millimetre cut-off, a significantly larger limit than most other labs employ. As well, 14 of the stones measured longer than 0.5 millimetre in one dimension, and one was large enough to sit on a one-millimetre sieve.

The company plans to have Fugro survey the western portion of the Fry Inlet property in 2007, approximately 2,398 line kilometres, as there also appears to be a cluster-like assemblage of five targets to the northwest with seven indicator mineral trains apparent. The trains appear to be dominated by eclogitic garnet and picroilmenite grains

 Initial exploration programs are being designed and budgeted on the other 3 diamond properties and the Kenville Mine property to include ground reconnaissance, surveys (prospecting, till sampling, ground geophysics) during the upcoming season and additional airborne geophysics later this year.  The Kenville Mine property will be subject to a diamond drill program upon the ground geophysics being completed and interpreted by MPH later this year as well. The Company is planning ongoing exploration programs for each of its projects well into 2007 with budgets and funding requirements being determined.

Based on its existing working capital, the Company expects to require additional funding during the fiscal year as it intends to accelerate exploration on its properties through to year end. While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Leonard  R. Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 58 years old.

Christopher C. Robbins

Mr. Robbins is a director and Vice President of the Company.  He has been a director since November 25, 1994 and vice-president since June of 1999.  He has business experience in public relations, corporate governance and financing for over 20 years, both in private and public sectors.  Before his involvement with Anglo Swiss, Mr. Robbins was a consultant to a telecommunications firm, which also went public.  Mr. Robbins is 48 years old.

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville,Blu Starr and McAllister properties.  Mr. Wolbaum has extensive corporate experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 63 years old.

Glen C Macdonald, PGeo.

Mr. Macdonald is a professional geologist with over 30 years of exploration and mine development experience in the mineral industry.  He has designed and managed exploration campaigns worldwide for both metals and gemstones, and has concentrated primarily on Canadian diamond and gemstone exploration for the past 10 years.  Mr. Macdonald will assume technical responsibility for development of the Company’s gemstone exploration programs. Mr. Macdonald is 58 years old.

Greg Pendura, M.Ed.

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc.  An original founder of the company he recently retired as President, CEO and Chairman of the Board.  During his tenure with Resin Systems Inc., he was instrumental in the company achieving a market capitalization of over $200 million as well as raising in excess of $100 million during its formative years. Mr. Pendura is 58 years old.

B.

Compensation

During the fiscal year ended December 31, 2006, the Company accrued a total $60,000 in cash compensation to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2006 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

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

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has three executive officers: Len Danard, President and CEO; Chris Robbins, Vice President; and Brian Canfield, Corporate Secretary (the “Named Executive Officers”).  Mr. Canfield is a lawyer who practices in Vancouver, British Columbia.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2006, 2005, and 2004,  in respect of the individuals who were, at December 31, 2006, the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options granted (#)(2) (f)	Restricted Shares or Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Len Danard President and CEO	2006 2005 2004	30,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	2,800,000 2,800,000 1,812,500	n/a n/a	n/a n/a	Nil Nil
Chris Robbins Vice President	2006 2005 2004	30,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	2,700,000 2,700,000 1,712,500	n/a n/a	n/a n/a	Nil Nil
Brian Canfield Secretary	2006 2005 2004	Nil Nil Nil	Nil Nil	Nil Nil	250,000 250,000 250,000	n/a n/a	n/a n/a	Nil Nil

(1)

Fiscal years ended December 31, 2006, 2005, and 2004 .

(2)

Indicates total options held in each of the fiscal periods down.

Option Grants in Last Fiscal Year

The following table, if required, sets forth stock options granted during the fiscal year ended December 31, 2006 to the Named Executive Officers:

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted*	No. of Options Granted	Exercise Price	Expiry Date	Market Value of Shares Underlying Options at Date of Grant ($/share)
NIL

* Percentage of total options granted during the year ended December 31, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 2006 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name of Optionee	Securities Acquired on Exercise	Aggregate Value Realized(1)	Unexercised Options at Fiscal year-End Exercisable/Un-exercisable	Value of Exercisable/Unexercised In-the-Money Options at Year-End
Len Danard	NIL		1,800,000/1,000,000	NIL/NIL
Chris Robbins	NIL		1,700,000/1,000,000	NIL/NIL
Brian Canfield	Nil		125,000/125,000	NIL/NIL

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

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. The Company carries a payable of $140,178 at year ended December 31, 2006 ($139,954 – 2005) to a law firm where Brian Canfield (corporate secretary) works, for legal services rendered.

The following table, if required, sets forth stock options granted by the Company during the fiscal year ended December 31, 2006 to directors who are not Named Executive Officers of the Company.

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
NIL

The following table, if required, sets forth detail of all exercises of stock options during the fiscal year ended December 31, 2006 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name of Optionee	Securities Acquired on Exercise	Aggregate Value Realized(1)	Unexercised Options at Fiscal year-End Exercisable/Un-exercisable	Value of Exercisable/Unexercised In-the-Money Options at Year-End
Glen C Macdonald	NIL		1,500,000/1,000,000	NIL/NIL
Leroy Wolbaum	NIL		850,000/250,000	NIL/NIL

(1) Calculated using the closing price on the exercise date for a board lot of common shares on the TSX Venture Exchange.

C.

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Len Danard has been a director, President and the Chief Executive Officer of the Company since December 14, 1992.  Leroy Wolbaum has been a director of the Company since August 30, 1993.  Chris Robbins has been a director of the Company since November 25, 1994 and Vice President of the Company effective June 25, 1999.  Brian Canfield has been a director and Corporate Secretary of the Company since June 25, 1999; Mr. Canfield resigned as a director on January 9, 2003. Mr Glen Macdonald became a director on September 28, 2004. Mr. Greg Pendura became a director on March 12, 2007.

 The Company currently has three independent directors to serve as an Audit Committee.  Three members of The Board of Directors are independent and meet and review and discuss along with the recommendations of the Company’s auditors, De Visser Gray, Chartered Accountants, effectively serving as an Audit Committee. The Board of Directors after receiving recommendations from the audit committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and makes recommendations whether or not to approve such statements.  At the request of the Company’s auditors, the Board of Directors convenes a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended December 31, 2006 the Company had no employees, other than the CEO and Vice President who oversee the day to day development of the Company.  The Company utilizes independent consultants and casual labour sporadically when it is undertaking exploration programs or staking mineral claims. The Company expects to continue to contract out exploration responsibilities to the partners it attracts to its properties or independent contractors with expertise in their required fields.

E.

Share Ownership

See Item 6.A Directors, Senior Management and Employees – Directors and Senior Management for a summary of all common shares of the Company held by the directors and senior management.

The following table sets forth a summary of the details of all options and warrants to purchase shares of the Company held by directors and senior management to the Company during the year ended December 31, 2006.  As at December 31, 2006 there were an aggregate of 10,000,000 stock options outstanding of the 11,000,000 authorized under the Plan; the Company cancelled 1,000,000 options to consultants to the Company effective January 6, 2006.

Name	# of Common Shares Held	# of Warrants or Options Held Exercisable/ Un-exercisable	Beneficial Percentage Ownership(1)	Exercise Price	Expiry Date

Len Danard
	3,950,066		9.1%	N/A	N/A
		800,000		$0.10	02/12/2009
		1,000,000/1,000,000		$0.11	11/17/ 2010

Chris Robbins
	1,931,138		6.2%	N/A	N/A
		700,000		$0.10	02/12/ 2009
		1,000,000/1,000,000		$0.11	11/17/ 2010

Leroy Wolbaum
	1,549,020		3.6%	N/A	N/A
		200,000		$0.10	01/23/ 2007
		400,000		$0.10	02/12/ 2009
		250,000/250,000		$0.11	11/17/ 2010

Glen Macdonald
	NIL		3.4%	N/A	N/A
		500,000		$0.10	09/28/ 2009
		1,000,000/1,000,000		$0.11	11/17/ 2010

Brian Canfield
	240,000		0.7%	N/A	N/A
		125,000/125,000		$0.11	11/17/ 2010
Totals	7,670,244	5,975,000/3,375,000	23.0%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 1, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 74,252,688 Common Shares outstanding as of June 1, 2007, plus the exercisable shares that are deemed outstanding as listed in this table.

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

As at June 1, 2007 and except for the officers and directors as a group (as summarized in Item 6.E Directors, Senior Management and Employees – Share Ownership), the Company is aware of the following persons or groups of persons which are registered as owning more than 10% of the Company’s issued and outstanding common shares.

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	CDS & Co.	48,811,318	65.73
Common Shares	Cede & Co.	7,549,164	10.16

(1) No officer or director individually owns or controls more than 10% of the Company’s shares.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 1, 2007 there were 74,252,688 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 2,830 registered holders of the Company’s common shares resident in the United States, holding an aggregate 11,751,080 common shares.  This number represents approximately 15.82% of the total issued and outstanding common shares of the Company as at June 1, 2007.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2006, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2006 which contain an Audit Report dated April 20, 2007, Balance Sheets as of December 31, 2006 and 2005, Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2006, 2005, and 2004 statements of Cash flows for the Fiscal Years Ended December 31, 2006, 2005, and 2004 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange, (formerly known as the CDNX) until June 1, 2007, for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2007 April 2007 March 2007 February 2007 January 2007 December 20056	0.11 0.125 0.12 0.075 0.065 0.065	0.085 0.085 0.065 0.05 0.05 0.05
2006 Fourth Quarter Third Quarter Second Quarter First Quarter	0.08 0.095 0.145 0.16	0.05 0.065 0.085 0.12
2005 Fourth Quarter Third Quarter Second Quarter First Quarter	0.125 0.10 0.115 0.18	0.08 0.075 0.065 0.09
2004	0.185	0.06
2003	0.11	0.03
2002	0.13	0.02

The closing price of the Company’s common shares on the TSX Venture Exchange, on June 1, 2007 was $0.10.

The high and low sale prices (US$) for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2007 April 2007 March 2007 February 2007 January 2007 December 2006	0.105 0.115 0.10 0.056 0.05 0.05	0.06 0.061 0.05 0.025 0.04 0.042
2006 Fourth Quarter Third Quarter Second Quarter First Quarter	0.11 0.125 0.14 0.145	0.042 0.048 0.08 0.081
2005 Fourth Quarter Third Quarter Second Quarter First Quarter	0.10 0.085 0.09 0.15	0.067 0.051 0.05 0.06
2004	0,18	0.065
2003	0.10	0.012
2002	0.08	0.012

The closing price of the Company’s common shares on the Over the Counter Bulletin Board on June 1, 2007 was US$0.102.

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

The Company entered into an Option Joint Venture Agreement in respect to the New Shoshoni diamond claims in the NWT of Canada.  The agreement requires the following payments and exploration expenditures at the Company’s option and therefore is not considered material prior to forming a Joint Venture:

i)

$30,000 on or before May 25, 2006;PAID

ii)

$35,000 on or before May 25, 2007;PAID

iii)

$40,000 on or before May 25, 2008

a)

incur the following minimum annual expenditures on the Property:

b)

$200,000 on or before twelve months from the date of Exchange approval of  this Agreement; COMPLETED

c)

an additional $400,000 on or before 24 months from the date of Exchange approval of this Agreement;  ONGOING

d)

an additional $800,000 on or before 36 months from the date of Exchange approval of this Agreement;

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

PART II

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried our an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006 pursuant to Exchange Rule 13a-15(e) or Rule 15d-15(e).  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report were effective to provide reasonable assurance that the information required to be disclosed in the reports of the Company files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.  In making this assessment, management used the criteria described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Management’s assessment in accordance with the Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2006.

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended December 31, 2006, the Company paid or accrued the following amounts of fees to De Visser Gray, Chartered Accountants and PricewaterhouseCoopers, LLP., the Company’s auditor for the year ended December 31, 2005, for the following category of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services

Audit Fees	$17,000	100%
Audit Related Fees	-	-
Tax Fees	-	-
All other Fees	-	-

Total fees	$17,000	100%

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended December 31, 2006, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended December 31, 2006, which is the period covered by this Annual Report on Form 20F.

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 10 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

Note 10– Material Differences Between Canadian and United States Generally Accepted Accounting Principles.

The equipment referred to in note 5 is plant and equipment relating to our Kenville mine, which has been in care and maintenance mode since 1997.  Our stated policy is to depreciate this equipment based on its use in the productive process rather than over the passage of time.  Since these assets were not used in the productive process in 2004, 2005 and 2006, no depreciation charge was recorded in those years as indicated in our financial statements.

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a)

Certifications

C1 & C2

(b)

Financial Statements

Description of Document	Page Number
Cover Sheet	F1
Management’s Responsibility for Financial Reporting	F2
Auditors’ Report dated April 20, 2007	F3
Balance Sheets as at December 31, 2006 and 2005	F4
Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2006, 2005 and 2004	F5
Statements of Cash Flows for the Fiscal Years Ended December 31, 2006, 2005 and 2004	F6
Notes to the Financial Statements	F7

(c)

Exhibits

Page Number
Exhibit 99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.99.1 Section 1350, as adopted pursuant to Section 906 of the Sorbanes-Oxley Act of 2002	E99.1
Exhibit 99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.99.2 Section 1350, as adopted pursuant to Section 906 of the Sorbanes-Oxley Act of 2002	E99.2

Exhibit No.	Description of Document	Page Number
4.1.(1)	Blu Starr Joint Participation Agreement	N/A
4.2(1)	Catamayo Joint Participation Agreement	N/A
5.2(2)	Purchase Agreement Till Claims 1-7, NWT	N/A
5.3(2)	New Shoshoni Option & Joint Venture Agreement, NWT	N/A
5.4(2)	Purchase Agreement PQ Claim 1-25, NWT	N/A
5.5(2)	Purchase Agreement MS Claims, NWT	N/A
5.6(3)	2005 Stock Option Plan	N/A
6.1	Purchase Agreement for UL 1&2 and AFR 6&7 Claims	E1
6.2	Claim Transfer Agreement for UL 3, 4 & 5	E10
(1)	The documents(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 1999 and are hereby incorporated by reference in their entirety.
(2)	The document(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 2005 and are hereby incorporated by reference in their entirety.
(3)	The document(s) has been previously filed under a Form 6K dated January 18, 2006 #06534889, and are hereby incorporated by reference in their entirety.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 8th. day of June 2007.

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

June 8, 2007

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

June 8, 2007

SIGNED “CHRIS ROBBINS”

Chris Robbins, Chief Financial Officer

Anglo Swiss Resources Inc.

(an exploration stage company)

Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

April 27, 2007

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

The Company’s independent auditors, DeVisser Gray, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) and their report follows.

Len Danard	Chris Robbins
President and Chief Executive Officer	Vice-President

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Anglo Swiss Resources Inc.

We have audited the balance sheet of Anglo Swiss Resources Inc. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The financial statements at December 31, 2005 and for each of the years in the two year period ended December 31, 2005 were audited by other auditors who expressed an opinion without reservation on these statements in their report to shareholders dated April 25, 2006.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 20, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audit in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated April 20, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 20, 2007

Anglo Swiss Resources Inc.

(an exploration stage company)

Balance Sheets

As at December 31, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $

Assets

Current assets
Cash and cash equivalents	64,871	603,639
Accounts receivable	24,387	16,758
Prepaid expenses	6,972	1,247

	96,230	621,644

Reclamation bond (note 3)	18,800	18,800
Property, plant and equipment (note 4)	997,969	1,000,130
Mineral properties (note 5)	4,323,394	3,813,003

	5,436,393	5,453,577

Liabilities

Current liabilities
Accounts payable and accrued liabilities	551,299	468,278

Shareholders’ Equity

Capital stock (note 6)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value

Issued
69,252,688 (2005 - 67,402,688) common shares	13,314,402	13,216,707

Options (note 7)	855,116	373,882
Warrants (note 7)	62,036	53,709
Contributed surplus (note 7)	303,156	303,156

Deficit	(9,649,616)	(8,962,155)

	4,885,094	4,985,299

	5,436,393	5,453,577

Continuance of operations (note 1)
Outstanding matter (note 11)

Approved by the Board of Directors

“Leroy Wolbaum” Director “Glen C. MacDonald” Director

See accompanying notes to the financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Operation and Deficit

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $

Expenses
Interest and other income	(4,172)	(874)	(1,005)
Administrative	47,169	34,836	47,333
Consulting fees (note 9(b))	60,000	60,000	60,000
Depreciation	4,083	5,034	8,699
Filing fees	27,224	28,571	30,079
General exploration	8,743	8,753	7,366
Interest	55,832	2,420	237
Professional fees	38,121	69,416	21,688
Shareholder communications	48,506	40,113	80,972
Stock-based compensation (note 7)	481,234	177,026	147,307
Transfer agent fees	15,627	8,079	7,286
Travel and promotion	9,072	10,945	17,161
Write-down of mineral properties	-	38,159	-

Loss before income taxes	791,439	482,478	427,123

Income tax recovery – future income taxes	(103,978)	-	-

Loss for the year	687,461	482,478	427,123

Deficit - Beginning of year
As previously reported	8,962,155	8,479,677	7,971,960
Stock-based compensation	-	-	80,594

As restated	8,962,155	8,479,677	8,052,554

Deficit - End of year	9,649,616	8,962,155	8,479,677

Weighted average number of shares outstanding	68,413,510	53,944,165	48,771,002

Basic and diluted loss per share	$ 0.01	$ 0.01	$ 0.01

See accompanying notes to the financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $

Cash flows used in operating activities
Loss for the year	(687,461)	(482,478)	(427,123)
Items not affecting cash
Depreciation	4,083	5,034	8,699
Write-down of mineral properties	-	38,159	-
Stock-based compensation	481,234	177,026	147,307
Income tax recovery	(103,978)	-	-

Changes in non-cash working capital
Accounts receivable	(7,630)	(12,312)	774
Prepaid expenses	(5,725)	1,053	(1,624)
Accounts payable and accrued liabilities	12,588	81,520	(123,450)

	(306,889)	(191,998)	(395,417)

Cash flows from financing activities
Proceeds from issuance of private placement and options	85,000	894,700	518,000
Share issue cost	-	(89,771)	-

	85,000	804,929	518,000

Cash flows used in investing activities
Purchase of equipment	(1,922)	-	-
Reclamation bond	-	-	(4,000)
Mineral property (costs) recoveries	(314,957)	(177,027)	26,987

	(316,879)	(177,027)	22,987

Increase in cash and cash equivalents	(538,768)	435,904	145,570

Cash and cash equivalents - Beginning of year	603,639	167,735	22,165

Cash and cash equivalents - End of year	64,871	603,639	167,735

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	125,000	840,750	-
Shares issued for agent issue costs	-	10,000	-
Excluded accounts payable relating to mineral properties	70,434	1,982	1,415

See accompanying notes to the financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  At December 31, 2006, the Company has working capital deficiency of $455,069 (2005 – equity of $153,366). As it is typical for an exploration stage company, the Company has experienced losses in the current and prior periods and there is an accumulated deficit of $9,576,113 (2005 - $8,962,155).  The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable values of its assets less liabilities may be materially less than the amounts recorded on the balance sheets.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between these principles and those that would be applied under United States generally accepted accounting principles (U.S. GAAP), as they affect the Company, are disclosed in note 10.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

(1)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted loss per share are the same.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an discounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any asset retirement obligations.

(2)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are  measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

Financial Instruments and Financial Risk

The Company’s financial instruments consists of cash, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange Venture Exchange on the date of the agreement to issue the shares and the date of share issuance0.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance against all such potential tax assets.

The Company’s accounting policy for future income taxes currently had no effect on the financial statements of any of the fiscal years presented.

(3)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a Company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

3.

Reclamation bond

The Company has on deposit reclamation bonds totalling $18,800 to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties, respectively. These investments are recorded at cost and earn interest at market rates.

4. Property, plant and equipment	2006

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment	1,090,003	105,559	984,444
Office equipment	30,424	25,492	4,932
Motor vehicles	19,564	10,971	8,593

	1,139,991	142,022	997,969

	2005

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment	1,090,003	105,559	984,444
Office equipment	29,005	24,963	4,042
Motor vehicles	19,564	7,920	11,644

	1,138,572	138,442	1,000,130

Mine plant and equipment were not depreciated in 2006, 2005 or 2004 as the equipment was not used.

(4)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

5.

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $

Kenville (a)
Balance - December 31, 2004	1,415,736	3,891	1,419,627
Option payment received	(35,000)	-	(35,000)
Expenditures	-	55,394	55,394

Balance - December 31, 2005	1,380,736	59,285	1,440,021
Acquisition cost recoveries	(3,260)	-	(3,260)
Expenditures	-	1,081	1,081

Balance - December 31, 2006	1,377,476	60,366	1,437,842

Blu Starr (b)
Balance - December 31, 2004	812,306	516,561	1,328,867
Expenditures	-	27,622	27,622

Balance - December 31, 2005	812,306	544,183	1,356,489
Expenditures	-	11,283	11,283

Balance - December 31, 2006	812,306	555,466	1,367,772

McAllister (c)
Balance - December 31, 2004	-	12,826	12,826
Acquisition costs	12,250	-	12,250
Expenditures	-	15,657	15,657
Write-down	(12,250)	(25,909)	(38,159)

Balance - December 31, 2005	-	2,574	2,574
Expenditures	-	5,393	5,393

Balance - December 31, 2006	-	7,967	7,967

Till Claims (d)
Balance - December 31, 2004	-	-	-
Acquisition costs	114,500	-	114,500

Balance - December 31, 2005	114,500	-	114,500
Acquisition costs	-	-	-

Balance - December 31, 2006	114,500	-	114,500

(5)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

	Acquisition costs $	Exploration expenditures $	Total $
New Shoshoni Claims (e)
Balance - December 31, 2004	-	-	-
Acquisition costs	69,000	-	69,000
Expenditures	-	35,419	35,419

Balance - December 31, 2005	69,000	35,419	104,419
Acquisition costs	30,000	-	30,000
Expenditures	-	251,793	251,793

Balance - December 31, 2006	99,000	287,212	386,212

PQ Claims (f)
Balance - December 31, 2004	-	-	-
Acquisition costs	525,000	-	525,000

Balance - December 31, 2005	525,000	-	525,000
Expenditures	-	76,601	76,601

Balance - December 31, 2006	525,000	76,601	601,601

Lac de Gras Claims (Falcon Bay) (g)
Balance - December 31, 2004	-	-	-
Acquisition costs	270,000	-	270,000
Expenditures	-	-	-

Balance - December 31, 2005	270,000	-	270,000
Expenditures	-	-	-

Balance - December 31, 2006	270,000	-	270,000

Group of Four Claims (h)
Balance - December 31, 2005	-	-	-
Acquisition costs	137,500	-	137,500
Expenditures	-	-	-

Balance - December 31, 2006	137,500	-	137,500

Total mineral properties - December 31, 2005	3,171,542	641,461	3,813,003

Total mineral properties - December 31, 2006	3,335,782	987,612	4,323,394

(6)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

5.

Mineral properties (continued)

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

On August 29, 2003, the Company entered into an option agreement upon the optionee making a payment of $30,000. The joint venture partner may earn a 70% interest to the mineral rights on the property by paying the Company an aggregate of $100,000 and incurring $700,000 of expenditures over a three-year exploration period ending August 29, 2005. Under direction by a court order, the option agreement was extended one year to terminate on August 29, 2006 unless the optionee pays the Company an additional $35,000 on each anniversary date.  The optionee has met both payment dates and paid the Company the initial $100,000.  The optionee had until August 29, 2006 to incur the $700,000 in expenditures or the agreement is terminated.  During 2006, the Company was advised by the joint venture partner that they believe they completed the required expenditures of $700,000 as required under the option agreement.

The Company has commenced an independent audit of the joint venture expenditures in accordance with the option agreement and has been unable to ascertain that the $700,000 in expenditures has been made.

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

(7)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

5.

Mineral properties (continued)

d)

Till Claims, Canada

The Company acquired a 100% interest in a number of mineral tenures totalling 3,427 hectares for diamond exploration during 2005.  The mineral tenures are collectively known as the Till Claims and are located on the Fishing Lake area in the Northwest Territories. The Company paid $20,000 and issued 900,000 common shares valued at $94,500.  The vendors retained a 2% gross overriding royalty (“GORR”) based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The Company may purchase 1% of the GORR by paying 1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 150,000 shares for each individual kimberlite discovered by the Company on the property.

e)

New Shoshoni Claims, Canada (Part of the Fry Inlet Property)

During 2005, the Company entered into an option and joint venture agreement with New Shoshoni Ventures Ltd. to acquire an undivided interest of 50%, plus a further option to earn an additional 10% interest in a number of mineral tenures totalling 23,587 hectares for diamond exploration.  The claims are collectively known as the New Shoshoni Claims and are located near the Fry Inlet Lake in the Northwest Territories. The Company paid a cash instalment of $25,000 and issued 400,000 common shares valued at $44,000.  The agreement requires that the company pay an additional purchase price of $105,000 ($30,000 paid) through annual payments over a three year period commencing May 25, 2006.  The company must also incur $3,000,000 in exploration expenditures by February 2009.  The vendors retained a 3% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The Company may purchase 1% of the GORR by paying 2,500,000. The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.

f)

PQ Claims, Canada (Part of the Fry Inlet Property)

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

(8)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

5.

Mineral properties (continued)

g)

Lac de Gras Claims, Canada (Falcon Bay Property)

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

h)

Group of Four Claims, Canada

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

(9)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

6.

Capital Stock

	Common shares	Amount $

Balance - December 31, 2004	50,005,688	11,545,745

Capital stock issued
Shares - issued for cash	7,347,000	734,700
- issued for property	8,350,000	840,750
- issued for agent issue costs	100,000	10,000
Options exercised	1,600,000	160,000
Contributed surplus, options exercised	-	129,051
Warrants	-	(47,979)
Issue costs - cash payment	-	(89,771)
- fair value of agent issue cost shares	-	(10,000)
- fair value of broker options (note 8)	-	(50,059)
- fair value of broker warrants	-	(5,730)

Balance - December 31, 2005	67,402,688	13,216,707

Capital stock issued
Shares - issued for cash	850,000	85,000
- issued for property	1,000,000	125,000
Warrants	-	(8,327)
Income tax effect of renounced flow through expenditures	-	(103,978)

Balance - December 31, 2006	69,252,688	13,314,402

During 2005, 8,350,000 common shares were issued for a total of $840,750 to purchase mineral claims for diamond exploration in the Northwest Territories.  Directors exercised 1,600,000 options in 2005 for gross proceeds of $160,000.

During 2006, 1,000,000 common shares were issued for a total of $125,000 to purchase mineral claims for diamond exploration in the Northwest Territories.

Flow through shares

On December 29, 2005, the Company closed a flow through private placement for 1,224,500 units at $0.60 per unit for gross proceeds of $734,700. Each unit comprises one non flow through common share (1,224,500 shares), five flow through common shares (6,122,500 shares) and one share purchase warrant (1,224,500 warrants) entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007.  The warrants are deemed to have a fair value of $47,979, which was adjusted against capital stock.  100,000 common shares were issued as part of this private placement at a fair value of $10,000.  Total issue costs were $155,560.  Under flow through share agreements, the Company agreed to renounce $612,500 of qualifying expenditure to the investors effective December 31, 2005.

(10)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

6.

Capital Stock (Continued)

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital related to the flow through shares, for the future income taxes related to the deductions foregone by the Company.  The Company renounced flow through expenditures in the year ended December 31, 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $126,825.  The Company expects to recognize a further reduction of $86,692 in share capital and a recovery of future income taxes subsequent to the year ended December 31, 2006 in regards to this renunciation.

On December 29, 2006, the Company closed a flow through private placement for 850,000 units at $0.10 per unit for gross proceeds of $85,000. Each unit comprises one flow through common share (850,000 shares) and one share purchase warrant (850,000 warrants) entitling the holder to purchase an additional common share for $0.15 for a one-year period expiring on December 29, 2007.  The warrants are deemed to have a fair value of $8,327 which was adjusted against capital stock.

The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $29,002.  Therefore, subsequent to the year ended December 31, 2006, the Company will recognize a reduction in share capital and a recovery of future income taxes of $29,002 in regards to this renunciation.

7.

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2004	275,847	196,840	106,316

Stock based compensation	177,026	-	-
Exercise of options	(129,050)	-	-
Fair value of agents options	50,059	-	-
Fair value of agents warrants	-	5,730	-
Fair value of warrants issued on private placement	-	47,979	-
Warrants expired	-	(196,840)	196,840

Balance - December 31, 2005	373,882	53,709	303,156

Stock based compensation	481,234	-	-
Fair value of warrants issued on private placement	-	8,327	-

Balance - December 31, 2006	855,116	62,036	303,156

(11)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Contributed Surplus, Options and Warrants (continued)

Options

On December 29, 2005, the Company closed a flow through private placement for 1,224,500 units at $0.60 per unit for gross proceeds of $734,700. Each unit comprises one non flow through common share (1,224,500 shares), five flow through common shares (6,122,500 shares) and one share purchase warrant entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007.  As part of their compensation, the broker was granted an option to acquire 146,940 units of this issue at $0.60 per unit. Each unit comprises six common shares (881,540 shares) and one share purchase warrant (146,940) entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007.  The option was valued at $50,059 for the shares and $5,730 for the warrants.  The valuation is based upon the Black-Scholes model assuming an average risk-free rate of 2.95%, expected life of 2 years and expected volatility of 108%.

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to eligible directors, employees and consultants of the Company, up to a maximum of 11,000,000 common shares (11,000,000 common shares – 2005). Options may be issued under the stock option plan at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the Company’s board of directors, provided that the exercise price is no less than either the average high and low price of the Company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the Company’s common shares on the day the options are granted.

During the years ended December 31, 2006 and 2005, the change in stock options outstanding is as follows:

		2006		2005

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Beginning of year	10,475,000	0.11	7,000,000	0.13
Granted	1,025,000	0.11	6,750,000	0.11
Exercised	-	-	(1,600,000)	0.10
Cancelled	(1,500,000)	0.11	-	-
Expired	-	-	(1,675,000)	0.21

End of year	10,000,000	0.11	10,475,000	0.11

End of year	6,566,250	0.11	3,475,000	0.10

(12)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Contributed Surplus, Options and Warrants (continued)

At December 31, 2006, the following stock options are outstanding and exercisable:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Remaining contractual life, outstanding options (years)	Remaining contractual life, exercisable options (years)

$0.10	200,000	200,000	January 23, 2007	.07	.07
$0.10	125,000	125,000	February 17, 2008	1.13	1.13
$0.10	1,900,000	1,900,000	February 12, 2009	2.12	2.12
$0.10	500,000	500,000	September 28, 2009	2.74	2.74
$0.11	6,750,000	3,656,250	November 17, 2010	3.88	3.88
$0.10	525,000	175,000	July 26, 2011	4.58	4.58

	10,000,000	6,556,250

During the year ended December 31, 2006, the Company granted 1,025,000 stock options to employees, directors and non-employees of which 500,000 were subsequently cancelled prior to the year end.  The related compensation cost of $46,326 has been recorded in the statement of loss and deficit. $434,908 of the $481,234 recorded for stock compensation in the statement of loss and deficit relates to options granted before 2006 which vested during 2006.  The estimated fair value of options granted that will vest subsequent to December 31, 2006 is $158,164.

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2006	2005	2004

Expected dividend yield	Nil	Nil	nil
Average risk-free interest rate	4.00%	4.00%	3.54%
Expected life	5 years	5 years	3 years
Expected volatility	108%	108%	108%

On January 6, 2006, the Company cancelled 1,000,000 stock options previously granted to employees, directors and non employees, and on December 30, 2006, the Company cancelled an additional 500,000 stock options previously granted to employees, directors and non employees.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(13)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Contributed Surplus, Options and Warrants (continued)

Warrants

During the years ended December 31, 2006 and 2005, the change in warrants outstanding was as follows:

	2006		2005

	Number of warrants	Exercise price $	Number of warrants	Exercise price $

Beginning of year	1,224,500	0.22	5,180,000	0.15
Granted	850,000	0.15	1,224,500	0.22
Expired	-	-	(5,180,000)	0.15

End of year	2,074,500	0.19	1,224,500	0.22

During the year ended December 31, 2006, the Company issued 850,000 units in connection with a flow through private placement. Each unit consists of one flow through common share of the Company and one flow through share purchase warrant. Each warrant entitles the holder to purchase one additional flow through share at a price of $0.15 until December 29, 2007.  The warrants are estimated to have a fair value of $8,327 based upon the Black-Scholes model assuming an average risk-free rate of 4.00%, expected life of 1 years and expected volatility of 108%.

Contributed Surplus

During the previous year ended December 31, 2005, 5,180,000 warrants expired which resulted in a fair value amount of $196,480 being transferred to contributed surplus.

(14)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

8.

Income taxes

a)

The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2006	2005	2004

Statutory tax rate	34.12%	34.86%	35.62%

	$	$	$

Loss for the year	(687,461)	(482,478)	(427,123)

Provision for income taxes based on statutory rates	(234,562)	(168,192)	152,141
Permanent differences	131,661	68,797	35,356
Tax benefits not recognized	102,901	99,395	116,785

	-	-	-

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of December 31 are as follows:

	2006 $	2005 $

Capital and non-capital loss carry-forwards	442,195	571,646
Property, plant and equipment, mineral properties and other	(134,903)	305,693

Total future tax assets	307,293	877,339
Valuation allowance	(307,293)	(877,339)

Net future tax assets	-	-

c)

The Company estimates that it has approximately $1.3 million in non-capital losses, expiring between 2007 and 2026, to reduce future taxable income in Canada. The realization of income tax benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

d)

The Company completed a private placement of shares for gross proceeds of $85,000 on December 29, 2006 and will be required to incur $85,000 in eligible flow through expenditures during fiscal year 2007 through 2008.

(15)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

9.

Related party transactions

a)

Included in accounts payable and accrued liabilities is $188,442 (2005 - $153,156) due to directors and organizations controlled by directors, and $140,178 (2005 - $139,854) due to a law firm in which an officer of the Company is a partner, of which $324 relates to 2006.

b)

The Company incurred consulting fees of $60,000 (2005 - $60,000; 2004 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

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

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2006 $	2005 $	2004 $

Consolidated statements of loss
Loss for the year under Canadian GAAP	687,461	482,478	427,123
Mineral property expenditures for the year (a)	510,391	1,051,683	(46,834)
Exploration costs written off during the year (a)	-	-	-

Loss for the year under U.S. GAAP	1,197,852	1,534,161	380,289

Loss per share under U.S. GAAP	0.02	0.03	0.01

Mineral properties
Balance per Canadian GAAP	4,323,394	3,813,003	2,761,320
Cumulative mineral property expenditures (a)	(4,323,394)	(3,813,003)	(2,761,320)

Balance under U.S. GAAP	-	-	-

Stock options and warrants
Under Canadian GAAP	917,152	427,591	472,687
Stock-based compensation (c)	(80,594)	(80,594)	(80,594)

Balance under U.S. GAAP	836,558	346,997	392,093

(16)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $
Deficit
Under Canadian GAAP	(9,649,616)	(8,962,155)	(8,479,677)
Stock-based compensation (c)	80,594	80,594	80,594
Cumulative mineral property expenditures (a)	(4,323,394)	(3,813,003)	(2,761,320)

Deficit - under U.S. GAAP	(13,892,416)	(12,694,564)	(11,160,403)

Cash flows

Cash flows from operating activities
Per Canadian GAAP	(306,889)	(190,016)	(394,002)
Exploration expenditures (a)	(385,391)	(177,027)	26,987

Per U.S. GAAP	(692,280)	(367,043)	(367,015)

Cash flows from investing activities
Per Canadian GAAP	(316,879)	(177,027)	22,987
Exploration expenditures (a)	314,957	177,027	(26,987)

Per U.S. GAAP	(1,922)	-	(4,000)

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

b)

Mine plant and equipment

The equipment referred to in note 5 is plant and equipment relating to our Kenville mine, which has been in a care and maintenance mode since 1997.  The Company’s stated policy is to depreciate this equipment based on its use in productive process over time.  Since these assets were not used in a productive process in 2004, 2005 or 2006, no depreciation charge was recorded in those years on the Company’s financial statements.  It is management’s view that the assets are still in suitable condition to be employed in the re-start of the Kenville mine which is in keeping with the Company’s objectives.  In accordance with CICA 306 and FAS 144, management performs annual impairment assessments of the mining assets and as a result of these assessments, no impairment was found to exist.

(17)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

10.

Material differences between Canadian and United States generally accepted accounting principles (continued)

c)

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

d)

Flow-through shares

As described in Note 7, the Company issued by way of private placements 850,000 units at $0.10 per unit which resulted in gross proceeds of $85,000.  Each unit consists of one flow through common share and one flow through share purchase warrant.  According to SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow through share.  A future income tax liability is recognized for the premium paid by the investors.  The Company did not receive any premiums to market on this issue and accordingly no US GAAP difference exists for this item.

e)

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

(18)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

10.

Material differences between Canadian and United States generally accepted accounting principles (continued)

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

(19)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

11.

Outstanding matter

Anglo Swiss Resources Inc. has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property.

Anglo Swiss Resources Inc. entered an option joint venture agreement with the Optionees on Sept. 5, 2002. Under the terms of the OJVA, the plaintiffs could earn a 70-per-cent interest in mineral rights associated with Anglo Swiss's Kenville mine property, located near Nelson, B.C., and could form a joint venture with Anglo Swiss through Sept. 5, 2006. The plaintiffs subsequently assigned 88 per cent of their potential interest in the property to Gold Standard Resources Corp.

In order to exercise their option, the Optionees were required to incur $700,000 worth of expenditures in exploring and developing the property. The OJVA established an audit procedure to determine if the Optionees had fulfilled their obligations to Anglo Swiss. In their statement of claim the Optionees say they paid $100,000 to Anglo Swiss, as agreed. They also allege they spent $251,553 on the Nelson-area property in 2005, then another $498,326 in 2006. The Optionees estimate they exceeded the $700,000 mark on Aug. 5, 2006, and that, as a result, a 70-per-cent interest has been earned.

Pursuant to the OJVA, Anglo Swiss has appointed  an auditor to confirm the exploration expenditures alleged by the Optionees.

In its statement of defense, Anglo Swiss denies the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it has been brought before the audit has determined whether the Optionees are entitled to exercise their option. A claim to have a joint venture declared at this stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Also refer to 5(a).

(20)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

12.

Subsequent events

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2006:

a)

The Company has appointed a new director.

b)

The Company has granted 1,200,000 options to two directors of the Company at an exercise price of $0.10 per share for five years.  The option grant will vest as per the Company’s 2005 Stock Option Plan and is subject to regulatory approvals.

c)

The Company has closed a non-brokered private placement on April 23, 2007 for $500,000 by the issuance of 5.0 million units at a price of 10 cents per unit. Each unit consists of one common share and one-half warrant, with each whole warrant entitling the holder to purchase an additional common share at a price of 20 cents for a period of one year from the closing date, subject to regulatory approvals.

(21)

E1

EXHIBIT 6.1

THIS OPTION AGREEMENT dated for reference the 19th. day of  January, 2006.

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

WHEREAS Impala is the beneficial owner of a 100% interest in  and to 4 mineral claims consisting of approximately 10,330 acres located in the Lac de Gras area of the Northwest Territories, known as the  UL 1&2 and the AFR 6&7 mineral claims, and has agreed to grant to ASW the exclusive option to acquire an undivided 100% interest  therein; on the terms and conditions hereinafter set forth,

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by ASW to the  Impala of the sum of $10.00 (the receipt and sufficiency of which is hereby expressly acknowledged by Impala) and of the mutual covenants and agreements herein contained, the parties agree as follows:

1.

DEFINITIONS

1.1

In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

“Agreement Date” means the date at the top of  this Agreement.

“Exchange” means the TSX Venture Exchange.

"Property" means those 4 mineral claims covering a total of approximately 10,330 acres, all as more particularly described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licences and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licence or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property (including, without limitation, any Property issued to cover any internal gaps or fractions in respect of such ground).

2.

OPTION

2.1

Impala  hereby give and grant to ASW the sole and exclusive irrevocable right and option (the "Option") to acquire up to an undivided 100% right, title and interest  in and to the Property in accordance with the terms of this Agreement.

2.2

To exercise the Option, ASW must:

(a)

secure written confirmation from the Exchange, dated not later than February 15, 2006, that the Exchange has accepted this Agreement for filing (the “Acceptance Date”).

(b)

pay a total of $12,500.00 to Impala, due 5 days after acceptance of this agreement by the TSX Venture Exchange and by issuing 1,000,000 shares of Anglo Swiss Resources Inc. to Impala within 5 business days of acceptance of this agreement by the TSX Venture Exchange.

c)

additional shares of ASW shall be issued to NSV as follows:

200,000 shares on the discovery of each successive kimberlite body on the Property to a cumulative total of 2,000,000 shares (the “Kimberlite Bonus”).

The cash payments and share issuances are herein collectively referred to as the “Option Price” to earn a 100%  interest, subject to the GORR and the Kimberlite Bonus, in the Property.

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

ANGLO SWISS RESOURCES INC.

by its authorized signatory:

_______________________________________

IMPALA RESOURCE SERVICES LTD.

by its authorized signatory:

________________________________

SCHEDULE "A"

DESCRIPTION OF PROPERTY

Mackenzie Mining District, Northwest Territories

Tag no.	Name of Claim(s)	Claim area	Claim sheet
F89586	AFR6	2582.50	76C6
F89587	AFR7	2582.50	76C6
F91978	UL1	2582.50	76D15
F91977	UL2	2582.50	76D15
Total		10330.0 acres

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

E10

EXHIBIT 6.2

THIS TRANSFER AGREEMENT dated for reference the 20th. day of  April, 2007.

BETWEEN:

ANGLO SWISS RESOURCES INC., a company duly incorporated in the Province of British Columbia, having an office at 309-837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N6

("ASW")

AND:

IMPALA RESOURCE SERVICES LTD., a company duly incorporated in  the Province of British Columbia, having an office at 609-475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

(“Impala”)

WHEREAS Impala is the beneficial owner of a 100% interest in and to 3 mineral claims consisting of approximately 7,746.50 acres located in the Lac de Gras area of the Northwest Territories, known as the  UL 3, 4 & 5, and has agreed to transfer to ASW 100% interest  therein; on the terms and conditions hereinafter set forth,

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by ASW to the  Impala of the sum of $10.00 (the receipt and sufficiency of which is hereby expressly acknowledged by Impala) and of the mutual covenants and agreements herein contained, the parties agree as follows:

1.

DEFINITIONS

1.1

In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

“Agreement Date” means the date at the top of  this Agreement.

“Exchange” means the TSX Venture Exchange.

"Property" means those 3 mineral claims covering a total of approximately 7,746.5 acres, all as more particularly described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licences and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licence or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property (including, without limitation, any Property issued to cover any internal gaps or fractions in respect of such ground).

“Forfeited Property” means those 2 mineral claims covering a total of approximately 5,115 acres, all as more particularly described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licences and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licence or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property

(including, without limitation, any Property issued to cover any internal gaps or fractions in respect of such ground).

2.

TRANSFER

(c)

2.1

Impala  hereby transfers to ASW the sole and exclusive irrevocable right to an undivided 100% right, title and interest  in and to the Property in accordance with the terms of this Agreement. ASW accepts the Property as full and irrevocable replacement of the Forfeited Property originally purchased by ASW in an agreement dated January 19, 2006 between ASW and Impala. The Forfeited Property was not transferred to ASW by Impala as per the terms and conditions of the January 19, 2006 Agreement and subsequently the two claims were dropped.

b)

Shares of ASW shall be issued to NSV as follows:

200,000 shares on the discovery of each successive kimberlite body on the Property to a cumulative total of 2,000,000 shares (the “Kimberlite Bonus”).

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

(e)

ASW is a public company whose shares are  listed and posted for trading on the Exchange; and ASW is a reporting issuer in British Columbia, Alberta, Ontario, Quebec and Nova Scotia.

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

ASSIGNMENT

5.1

Either party may at any time assign or transfer any or all of its interest herein, provided such assignee agrees to abide by and be bound by the terms of this Agreement in the same manner and to the same effect as if an original signatory hereto.

6.

NOTICES

6.1

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

(c)

If to Impala at facsimile no. (604) 682.1666;

(d)

If to ASW at facsimile no. (604) 683-7497;

6.2

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

6.3

Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

7.

FORCE MAJEURE

7.1

ASW shall not be deemed to be in default hereunder for failure or delay to perform any of its covenants pursuant to this Agreement, if prior to the requirement to perform such covenant any material dispute arises as to the ownership or title to any part of the Property or to the minerals therein (a "Title Dispute").

7.2

Should ASW seek to rely on the provisions of subsection 7.1 it will promptly give written notice to Impala of the particulars thereof and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from such Title Dispute.

8.

ARBITRATION

8.1

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

9.

GENERAL

9.1

The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

9.2

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

9.3

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

9.4

This Agreement shall constitute the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

9.5

This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein. All actions arising from this Agreement will be commenced and maintained in the Supreme Court of British Columbia.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ANGLO SWISS RESOURCES INC.

by its authorized signatory:

_______________________________________

Len Danard

IMPALA RESOURCE SERVICES LTD.

by its authorized signatory:

________________________________
Ralf Hildebrandt

SCHEDULE "A"

DESCRIPTION OF PROPERTY

Mackenzie Mining District, Northwest Territories

Tag no.	Name of Claim(s)	Claim area	Claim sheet
F92318	UL3	2582.50	76D15
F92319	UL4	2582.50	76D15
F92320	UL5	2582.50	76D15
Total		7746.5 acres

DESCRIPTION OF FORFEITED PROPERTY

Mackenzie Mining District, Northwest Territories

Tag no.	Name of Claim(s)	Claim area	Claim sheet
F89586	AFR6	2582.50	76C6
F89587	AFR7	2582.50	76C6

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

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss resources Inc. (the “Company”) for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 8, 2007

     “Len Danard”

Len Danard

Chief Executive Officer

EXHIBIT 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 8, 2007

     “Chris Robbins”

Chris Robbins

Chief Financial Officer