Form 20-F
period 2007-12-31
ANGLO SWISS RESOURCES INC
filed 2008-06-24
CIK 277910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR.

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2007

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

Page 1 of 135 Pages
The Exhibit Index is located on Page 88

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

Title of Class	Issued and Outstanding as of December 31, 2007
Common Shares Without Par Value	100,422,837

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

Yes ____ No ____  Not Applicable X

 This information set forth in this Form 20-F Annual Report is as at December 31, 2007 unless an earlier or later date is indicated.

References to “Anglo Swiss Resources Inc.” and the “Company” in this Form 20-F Annual Report include any of its subsidiaries except to the extent the context requires otherwise.

Financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 11 to the accompanying Financial Statements of the Company.

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

Critical Accounting Estimates

A summary of all the Company’s significant accounting policies is included in Note 2 to the annual financial statements for the year ended December 31, 2007.

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

23

C.

Organizational Structure

24

D.

Property, Plants and Equipment

25

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

51

A.

Operating Results

51

B.

Liquidity and Capital Resources

.55

C.

Research and Development, Patents and Licenses, etc.

61

D.

Trend Information

61

E.

Off-Balance Sheet Arrangements

61

F.

Tabular Disclosure of Contractual Obligations

61

G.

Safe Harbour

61

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

62

A.

Directors and Senior Management

62

B.

Compensation

63

C.

Board Practices

66

D.

Employees

66

E.

Share Ownership

67

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

69

A.

Major Shareholders

69

B.

Related Party Transactions

70

C.

Interests of Experts and Counsel

70

ITEM 8.

FINANCIAL INFORMATION

70

A.

Statements and Other Financial Information

70

B.

Significant Changes

70

ITEM 9.

THE OFFER AND LISTING

70

A.

Offer and Listing Details

70

B.

Plan of Distribution

72

C.

Markets

….

72

D.

Selling Shareholders

73

E.

Dilution

73

F.

Expenses of the Issue

73

ITEM 10.

ADDITIONAL INFORMATION

73

A.

Share Capital

73

B.

Memorandum and Articles of Association

75

C.

Material Contracts

75

D.

Exchange Controls

78

E.

Taxation

….

84

F.

Dividends and Paying Agents

84

G.

Statements by Experts

85

H.

Documents on Display

85

I.

Subsidiary Information

85

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

85

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

85

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

85

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

85

ITEM 15.

CONTROLS AND PROCEDURES

85

ITEM 16  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

86

ITEM 16B.  CODE OF ETHICS

86

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES & SERVICE

87

ITEM 16D.

 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

87

ITEM 16E.   PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATEDPURCHASERS  88

PART III

ITEM 17.

FINANCIAL STATEMENTS

88

ITEM 18.

FINANCIAL STATEMENTS

88

ITEM 19.

EXHIBIT INDEX

89

SIGNATURES……………………………………………………………..…………………………….90

CERTIFICATES…………………………………………………………………………………….91/92

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

The Company has appointed DeVisser Gray, Chartered Accountants (“DVG”) to replace PricewaterhouseCoopers, LPP, Chartered Accountants (“PWC”) to act as their auditors effective Feb. 21, 2007 for the fiscal years ended December 31, 2006 and 2007. DVG has offices at 905 West Pender Street, Suite 401, Vancouver, British Columbia, V6C 1L6.

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

Results for the period ended December 31, 2007 are not necessarily indicative of results for future periods.

Selected Financial Data Prepared in accordance with Canadian GAAP

Item	Dec. 31/2007	Dec. 31/2006	Dec. 31/2005	Dec. 31/2004	Dec. 31/2003
(a) Interest income	$13,503	$4,172	$874	$1,005	$888
(b) Net earnings (loss)	$(2,357,792)	$(687,461)	$(482,478)	$(427,123)	$(269,542)

(c) Net earnings (loss) per common share	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.00)
(d) Total assets	$9,717,623	$5,436,393	$5,453,577	3,959,764	$3,843,615
(e) Total long-term debt	NIL	NIL	NIL	NIL	NIL
(f) Net Assets	$9,182,444	$4,885,094	$4,985,299	$3,645,071	$3,406,887
(g) Capital Stock	$18,866,832	$13,314,402	$13,216,707	$11,545,745	$11,224,585
(h) No. of Common Shares	100,422,837	69,252,688	67,402,688	50,005,688	44,825,688

Note 10 of the financial statements of the Company included herein sets forth the differences were such information to be presented in accordance with U.S. GAAP.

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec. 31/2007	Dec. 31/2006	Dec. 31/2005	Dec. 31/2004	Dec, 31/2003
(a) Interest income	$13,503	$4,172	$874	$1,005	$888
(b) Net earnings (loss)	$(2,591,843)	$(1,197,852)	$(1,534,161)	$(380,289)	$(178,527)
(c) Net earnings (loss) per common share	$(0.03)	$(0.02)	$(0.03)	$(0.01)	$(0.00)
(d) Total assets	$5,131,176	$1,112,999	$1,640,574	$1,198,444	$1,035,461
(e) Total long-term debt(1)	NIL	NIL	NIL	NIL	NIL
(f) Net

Assets	$4,595,997	$561,700	$1,172,296	$883,751	$598,733
(g) Capital Stock	$18,866,832	$13,314,402	$13,216,707	$11,545,745	$11,224,585
(h) No. of Common Shares	100,422,837	69,252,688	67,402,688	50,005,688	44,825,688

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On June 10, 2008 the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $0.9763 (US $1.00 = CDN $1.0243).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	May 2008	April 2008	March 2008	February 2008	January 2008	December 2007
High for Period	1.0189	1.0270	1.0279	1.0190	1.0324	1.0131
Low for Period	0.9844	1.0033	0.9842	0.9719	0.9905	0.9785

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	2007	2006	2005	2004	2003
Average for the period	1.0748	1.1319	1.2135	1.3149	1.4377

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

The Company currently has significant financial resources on hand to undertake all of its planned exploration programs and meet its general and administrative expenses budgeted through the current fiscal year ending 2008.  The Company completed four private placement of $6,068,063 in 2007 and received $491,516 from the exercise of options/warrants, both resulting in the issuance of common shares.  SEE ITEM 17. FINANCIAL STATEMENTS – Note 6. The development of the Company’s properties in the future will continue to depend upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of December 31, 2007, was $11,978,406. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The Company is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its primary assets are the Kenville Mine Property, the Blu Starr Gemstone Property, the McAllister Pipe Property, all located in south eastern British Columbia, between Nelson and Castlegar. The Company also acquired four distinct properties of merit in the Northwest Territories (“NWT”) of Canada for the potential to host diamonds in June of 2005 through to January of 2006.  The diamond properties are all located in the Slave Craton/Lac de Gras region of the NWT the host to Canada’s first two producing diamond mines.  The Company has focused on two main claim groups resulting from exploration programs in 2006 and 2007 and accordingly dropped two of the four properties during 2007 resulting in a write-down of $986,101 for the fiscal year ended December 31, 2007. See ITEM 4.D Information of the Company – Property, Plants and Equipment for a more complete description of these properties.

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

The OJVA lapsed on September 5, 2006, as the Optionee to the OJVA did not meet the required exploration expenditures of $700,000 due by that date. During August of 2006, the Company was advised by the Optionees that they alleged to have completed the required expenditures of $700,000 as required under the OJVA and served the Company with a lawsuit in an attempt to force a Joint Venture Partnership in December of 2006.

Anglo Swiss Resources Inc. filed a statement of defense in response to the lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property. An additional identical suit was served in November of 2007 and both are being defended.

In its statement of defense, Anglo Swiss denied the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it had been brought before the audit has determined whether the Optionees are entitled to exercise the option. A claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

The Company commenced with an independent audit of the Optionees alleged exploration expenditures in accordance with the OJVA. The Optionees did not cooperate with the audit and the audit was completed with no evidence that $700,000 in expenditures had been achieved.  Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

The Blu Starr Gemstone Property is owned by the Company.  On May 16 and May 19, 1995, ASII entered into two option to purchase agreements to acquire 188 mineral claims in the Slocan Mining District of British Columbia representing over 11,000 acres of land.  The Company’s preliminary geological evaluation was conducted by Dr. Marylou Coyle, P.Geo., and confirmed a sapphire showing now referred to as the Blu Starr showing.  Due to the confirmation of this showing, ASII exercised the two option agreements on July 7, 1995 and transferred such claims to the Company (all such claims along with nearby claims and other Property interests the Company has subsequently acquired are commonly referred to in the aggregate as the “Blu Starr Property”).

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

Fry Inlet Diamond Property: the Company acquired the property consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property.  The claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and the PQ claims for a 100% (13,586 hectares interest totalling over 37,173 hectares. The PQ claim group was dropped in 2007 resulting in a write-down of $601,601 to the carrying cost of this property.

Falcon Bay Diamond Property: the Company acquired a 100% interest to 25 semi-contiguous mineral claims (MS 1-25), covering approximately 21,229 hectares in the diamond producing area of Lac de Gras, NWT. This property is located approximately 35 kilometers southeast of the Diavik Diamond Mine and is proximal to the DO-27 Kimberlite, currently the focus of detailed exploration by Peregrine Diamonds, Southernera and others. This claim group was dropped in 2007 resulting in a write-down of $270,000 to the carrying cost of this property.

Fishing Lake Diamond Property: the Company acquired a 100% interest to 6,730 hectares now known as the Fishing Lake Diamond property, located approximately 110 kilometers northwest of Yellowknife, NWT.  The Fishing Lake Diamond Property claims cover dispersion trains of kimberlite indicator minerals identified in till sampling programs.  These claims lie within a region of active diamond exploration by other diamond explorers and are midway between the Crosslake area kimberlites (Ashton, DeBeers, Diamonds North, et al) and the “Big Hole” target (GGL Diamond). This claim group was dropped in 2007 resulting in a write-down of $114,500 to the carrying cost of this property.

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

Before during and after the fiscal year ended December 31, 2007, the Company was engaged in continued exploration of its diamond, precious/base metals and gemstone properties in Canada.

The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.  The increase in world demand and the subsequent increase in the value of precious and base metals appears to be the beginning of a sustained improvement in the outlook for the mining industry and has presented the Company an opportunity to complete four private placements totaling $6,068,063 in 2007 significantly enhancing the Company’s working capital.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. The Company has working capital of $3,582,255 at December 31, 2007; the Company expects to require additional financing in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. FINANCIAL INFORMATION – Liquidity and Capital Resources.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral resource properties owned by each of the Company’s subsidiaries:

1. During the fiscal year ended December 31, 2003, the Company re-entered into a three-year Option Joint Venture Agreement (“OJVA”) to explore the Kenville Mine property effective August 29, 2003.  The Optionees to the OJVA were to earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($100,000 received, non-refundable prior to August 29, 2005) and expending $700,000 over the three year exploration period, by August 29, 2006. The Company is in litigation with the Optionees as it has determined that the required expenditures had not been incurred through an independent audit as per the terms of the OJVA.

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

3. The Fry Inlet claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares), currently in the third year of a five year option.  The PQ (13,586 hectares), Falcon Bay (21,229 hectares) and Fishing Lake (3,427 hectares) claims were for a 100% interest totalling over 26,014 hectares which have subsequently been dropped in 2007.

D.

Property, Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years. Reference should be made to the Glossary of Terms appearing commencing on page 5 of this Form 20-F Annual Report.

The Company owns the Kenville Mine Property, the Blu Starr Gemstone Property, the McAllister Pipe property and the NWT Diamond Properties. (Lac de Gras Group of 5 Claims and the Fry Inlet projects).

The Kenville Mine Property consists of 15 Crown granted (180.88 hectares) and 10 staked (385.82 hectares) mineral claims and three parcels of deeded fee simple surface property and is 100% owned  by the Company.

The following map is the location of the Kenville Mine Property.

Location

The map on page 26 shows the location of the Kenville Mine Property.

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

This property was subject to an Option Joint Venture Agreement (“OJVA”) that lapsed on September 5, 2006, as the Optionee to the OJVA did not meet the required exploration expenditures of $700,000 due by that date. During August of 2006, the Company was advised by the Optionees that they alleged to have completed the required expenditures of $700,000 as required under the OJVA and served the Company with a lawsuit in an attempt to force a Joint Venture Partnership in December of 2006.

Anglo Swiss Resources Inc. filed its statement of defense in response to this lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property. An additional identical suit was served in November of 2007 and both are being defended.

In its statement of defense, Anglo Swiss denied the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it had been brought before the audit has determined whether the Optionees are entitled to exercise the option. A claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

The Company commenced with an independent audit of the Optionees alleged exploration expenditures in accordance with the OJVA. The Optionees did not cooperate with the audit and the audit was completed with no evidence that $700,000 in expenditures had been achieved. Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

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

Permitting

The Company is currently permitted for the 2008 drill program of 10,000 meters which commenced in May of 2008. The Company holds the bonding required to enable it to carry on exploration activity at the Kenville Mine Property. The Company intends to continue with the development of the Kenville mine as it defends its position with respect to the OJVA, as it has disputed the amount of the expenditures claimed by the Optionees in their entirety.

Plant and Equipment

Facilities at the Kenville Mine Property include a shop and core storage; an engineering office; an office and assay lab; compressor facilities; a Mine Manager’s residence and the plant itself.  The plant consists of a coarse ore bin, jaw crusher, cone crusher and fine ore bin, with a crushing capacity of 100 short tons/day.

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

The Company has disputed the Work Assessment Reports and the amount of the expenditures claimed by the Optionees; and pursuant to the OJVA, Anglo Swiss appointed an auditor to confirm the exploration expenditures alleged by the Optionees. The audit was conducted without the cooperation of the Optionees and none of their alleged expenditures were proven.

 In its statement of defense, Anglo Swiss denies the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it has been brought before the audit had determined whether the Optionees are entitled to exercise their option. A claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis. Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Exploration – Recent Results

The 2007 geophysical program consisted of approximately 17 kilometres of IP chargeability and resistivity surveys over the presently established geochemical grid. The geophysical surveys were carried out on 50-metre line spacings throughout 1,100 metres (3,609 feet) of north-south extent of the established grid area. East-west grid lines averaged approximately 700 metres to cover the strongest portion of the coincident geochemical anomaly, which is variable in width between 100 to 300 metres.

Results of this geophysical work, in combination with past geochemical surveys and drill programs, were analysed to design the 2007 diamond drilling program, to test the mineral zone throughout its indicated extent.

The Kenville drill program was carried out throughout the month of October, 2007, and consisted of five diamond drill holes producing 1,364.9 metres or 4,478 feet of NTW-size drill core (56 millimetre or 2.2-inch diameter core). Drilling comprises a very small area within the porphyry system on the Kenville mine property and has successfully confirmed the geophysical model of a significant copper/gold porphyry system.

The presence of numerous intervals of widespread prospective copper mineralization with associated gold and silver values within a large body of diorite intrusive rock suggests a typical environment for the emplacement of a classic alkaline porphyry deposit. The continued exploration for an economic body of porphyry-style mineralization is a priority focus for the upcoming 2008 field season. A large body of widespread mineralization is indicated on the Kenville property by recently determined Induced Polarization (IP) targets and coincident geochemical soil anomalies

The program identified numerous high-grade gold, copper and silver grades, the most significant results of the 2007 phase one drill program are: 1) the confirmation of the geophysical model for a significant copper/gold porphyry zone; and 2) the identification of the Eagle vein, a high-grade gold quartz vein within the porphyry system.

The Eagle gold vein is situated within the western portion of the property, underlying the porphyry system. The vein system has an indicated strike length of 150 metres open to the north, south and to depth with variable widths of 0.8 metre up to 7.5 metres. The Eagle vein has assayed at 82.15 grams per tonne gold (2.4 ounces per ton gold) over 0.30 metre or 1.0 feet, 42.0 grams per tonne gold (1.225 ounces per ton gold) over 0.8 metre (2.6 feet) and 14.96 grams per tonne gold (0.43 ounce per ton gold) over 1.4 metres (4.5 feet). The Eagle vein system consistently carries very strong values in copper, gold and silver, often with associated bismuth, lead and locally molybdenum and tungsten.

As a result of these highly encouraging results, management has implemented the 10,000-metre 2008 spring drill program in May of 2008. Due to the high-grade gold results the Eagle vein is now considered a priority exploration target for the 2008 exploration program.

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

Anglo Swiss filed a Notice of Work in 2004 and received a permit to perform drilling and trenching of the alluvial terraces held within the placer claims overlain on the Blu Starr mineral staked claims. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed in  2005 as the Company focused all its efforts on the acquisition of the McAllister and Northwest Territories Diamond properties. A joint venture partner knowledgeable in the coloured gem industry is currently being sourced to continue advancement of this property.

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

This property was dropped during 2007 as the Company has focused its NWT exploration programs to the Fry Inlet and URL group of claims.

Location

See Map on page 42 for the location of the Falcon Bay Diamond property.

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

This property was dropped during 2007 as the Company has focused its NWT exploration programs to the Fry Inlet and URL group of claims.

Location

See Map on page 41 for the location of the Fishing Lake Diamond property.

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
BHP Billiton
Anglo-Swiss
Tahera/ BHP Billiton
Anglo-Swiss/ New Shoshoni
Tahera/ BHP Billiton
Tahquery/ SouthernEra/
Diamondex/ Majescor
Shear
EKATI DIAMOND MINE
Peregrine/ Thelon
Peregrine
LAC DE GRAS
DIAVIK DIAMOND MINE
SouthernEra/ Diavik/Aber
DeBeers/ Majescor
SouthernEra
NUNAVUT
N.W.T.
GGL Diamond
Kennecott/ SouthernEra
Peregrine/Thelon
Peregrine/SouthernEra
DeBeers/ Pure Gold
DeBeers
GGL Diamond
GGL
Strongbow/ Stornoway
DO 27 (Tli Kwi Cho)
Anglo-Swiss
Shear
LUPIN WINTER ROAD
Anglo-Swiss
MACKAY LAKE
SouthernEra
MAP LOCATOR
Canada
INDEX MAP
0
20
40
kilometres

Mineral Information Maps © MAR 2006

Fry Inlet Diamond Property

The Company acquired the property consisting of 29 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property.  The claims were acquired in two separate transactions in June of 2005; (i) the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and (ii) the PQ claims for a 100% (13,586 hectares) interest totalling 37,173 hectares.

This PQ claim group was dropped during 2007 as the Company has focused its NWT exploration programs to the Fry Inlet’s diamondiferous LI 201 Kimberlite and URL group of claims.

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

Location

See map on page 42 for the location of the Fry Inlet Diamond property.

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

2007 Drill Program

Anglo Swiss Resources drilled a cluster of 7 targets including the significantly diamondiferous LI-201 kimberlite in August of 2007. Drilling on the LI-201 kimberlite was carried out over the period Aug. 22 to Sept. 19, 2007. The drilling program consisted of five core holes, totaling 421.6 metres (1,383.2 feet). Two of the drill holes contained intercepts of LI-201 kimberlite. Drill holes Y07-04 and Y07-05 intersected kimberlite totaling 20.25 metres and 14.75 metres, respectively. The material sampled from these two drill holes had a combined weight of 58.0 kilograms, and was obtained from six separate subsamples of split NQ-size drill core. The samples were sent to C.F. Minerals Research Ltd., of Kelowna, B.C., for processing and indicator mineral and microdiamond recovery, and a total of 30 diamonds were recovered. The "Diamond distribution in CIM square mesh sieve classes" table shows the stone size distribution for the combined sample.

    DIAMOND DISTRIBUTION IN CIM SQUARE MESH SIEVE CLASSES (MM)

Combined     0.106     0.15    0.212     0.3    0.425   0.6    Total

weight(kg)   sieve     sieve   sieve     sieve  sieve   sieve

58

       7           9       1                                          17

Note: Thirteen additional microdiamonds passed through a 0.106-millimetre square mesh sieve for a total diamond count of 30 microdiamonds. In total, 17 diamonds greater than 0.106 mm have been recovered, which equates to 293 diamonds (more than 0.106 mm) per tonne of kimberlite.

The drill program tested geophysical targets as well as to confirm the location and nature of the previously discovered LI-201 kimberlite. Due to continuing mechanical problems throughout the drill program, and with the onset of winter conditions, the drilling program was considerably reduced from its originally intended 1,500-metre program.

The results obtained from the latest study confirm the diamondiferous nature of the LI-201 kimberlite. The company has conducted airborne geophysics over the body and believes that potential exists for additional phases of kimberlite beyond the area of the current drill intersections. Additional work on the compositions of the indicator mineral recovered and analyzed by C.F. Minerals from LI-201 is currently being carried out by Mineral Services Canada Inc. of North Vancouver, B.C. Mineral Services Canada Inc. will be retained to carry out interpretive studies pertaining to future diamond exploration programs by Anglo Swiss.

With only four drill holes that have intersected the LI-201 kimberlite (two by Kennecott and two by Anglo Swiss) over a small area (50 m by 75 m), the overall size and nature of the kimberlite zone requires further evaluation and testing. Anglo Swiss is in the third year of a five-year option agreement with New Shoshoni Ventures Ltd. that allows Anglo Swiss to earn a 60-per-cent interest in the Fry Inlet property be incurring $6.2-million in exploration expenditures.

This pipe also produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990’s.  Kennecott tested 281 kilograms of rock and found just 60 diamonds, but that could be misleading. Kennecott limits its diamond recoveries to stones larger than a 0.15 millimetre cut-off, a significantly larger limit than most other labs employ. As well, 14 of the stones measured longer than 0.5 millimetre in one dimension, and one was large enough to sit on a one-millimetre sieve. That sparks hope that the body could contain larger stones.

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

Exploration – Current Results

Fry Inlet 2008 Exploration

At present, Anglo Swiss is in the planning stages for carrying out a detailed program of ground geophysics that will test the known area of the LI-201 kimberlite and to locate extensions or larger masses related to the known kimberlite zone. The LI-201 kimberlite zone is located on the immediate edge of a small lake. Due to the recessive nature of kimberlite bodies, the small lake may represent a topographic depression caused by partial glacial erosion of a larger hidden body of kimberlite. The known area of the LI-201 kimberlite may represent a linear dike structure of kimberlite emanating from a larger kimberlite body underlying the adjacent lake. Part of the proposed geophysics program will be carried out over the lake area to test the hypothesis of a hidden kimberlite body under the lake.

2008 Airborne Geophysics

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

2008 Exploration

Exploration in 2008 will include detailed ground magnetic, ground frequency-domain electromagnetic (HLEM) and gravity grids.  Ground penetrating radar data should also be considered to discriminate targets that are overlain by water.  These data could possibly be used to discriminate the presence of porous kimberlitic material or structural features beneath lake-bottom clays and will include airborne geophysics and surface exploration similar to the Fry Inlet property.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

 OPERATING RESULTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2007 and prior, should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 11 of the financial statements of the Company, as well as “Material Differences between Canadian and U.S. Generally Accepted Accounting Principles”, below, set forth the significant measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the fiscal year ended December 31, 2007, the Company was engaged in continued exploration of its Kenville Mine Property, The Fry Inlet and URL Diamond claims, the Blu Starr Gemstone Property, and the McAllister Pipe Property all located in Columbia.  The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

Fiscal Year ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006

During the fiscal year ended December 31, 2007, total assets increased to $9.7 million from $5.4 million at December 31, 2006 due to an increase in working capital due to four private placements completed within the period for $6,068,063. The Company also received $551,515 from options and warrants being exercised. The net income or loss experienced by Anglo Swiss is subject to extremely wide variations arising from such matters as property write-downs and disposition and charges for stock-based compensations.  These non-cash charges are subject to variations from year to year.

Anglo Swiss’s general and administrative cash expenses have been fairly consistent over the previous years, although in 2007 the Company incurred $1,032,750 in G&A. Previous years the G&A expenses incurred were $310,205 in 2006, $267,293 in 2005 and $279,816 in 2004. This has increased in 2007 to $1,032,750 due to the aggressive exploration programs undertaken during this period and their related expenses. Management was also very successful in raising working capital and exploration funds in 2007. This statement demonstrates the Company’s ability to raise the necessary funding to pursue our exploration targets and to administer the Company while doing so.

The largest increases incurred during the year ended December 31, 2007 were in Consulting fees -$216,000 in 2007 compared to $60,000 in 2006; depreciation of $253,670 in 2007 compared to $4,083; professional fees increased to $136,351 in 2007 compared to $38,121 and finally Shareholder’s information increased to $283,032 in 2007 compared to $48,506.

The Company was able to take advantage of the increased interest in the mining sector in recent years; raising funds through private placements and becoming more active in property exploration and the related expenses in filing fees and increasing the investor relations budget over the last two years. This has also been reflected in the value of the publically traded shares which has increase over 400% during 2007. Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at year end 2007 was $4,151,934 compared to year ended 2006 of $64,871.

Because of the significant financings completed in 2007, Anglo Swiss is now well funded, with net cash and cash equivalents of $4,117,434 and $535,179 in current liabilities and no long term debt.

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

B.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2007, the Company was engaged in continued exploration of its diamond, gold and precious/semi-precious gemstone properties, located in the Northwest Territories and south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing or future partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in continuing development and exploration of its properties, there is no assurance that these trends will continue indefinitely.

The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

At December 31, 2007 the Company had working capital of $3,828,978. Based on its existing working capital, the Company has sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2008.

At December 31, 2007 Anglo Swiss had paid up capital of $18,866,832 representing 100,422,837 common shares without par value, and an accumulated deficit of $11,978,406, resulting in a shareholder’s equity (or net assets) of $9,182,444 (2006 - $4,885,094).  Anglo Swiss had a working capital deficiency of $455,069 at December 31, 2006 and working capital of $3,828,978 at December 31, 2007.

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

In lieu of the Company’s decision to focus on the Fry Inlet property and URL claim group in the Lac de Gras region of Canada’s Northwest Territories for diamond exploration the Company has dropped the PQ Claim group, the MS Claim Group (Falcon Bay), and the Till Claims (Fishing Lake) which resulted in an aggregate write-down of $986,101 in the year ended 2007.

The Option Joint Venture Agreement on the Kenville property expired effective September 5, 2006 and the result is under litigation. The Company has received all anniversary payments; the last was paid prior to August 29, 2005.  The Company has received $100,000 in this regard, which is non-refundable. The Company has disputed the alleged expenditures pertaining to the 2005/2006 work programs. An audit was unable to determine the expenditures incurred as the Optionees refused to comply with the Audit. The Company is defending its 100% ownership of the Kenville property and is aggressively exploring this property in 2007 through 2008.

Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The Company believes that there is minimal risk in losing any of its mineral claims as they are all in good standing up to 2016 at the Kenville Mine property and 2007 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year and about half that amount annually to retain the McAllister property.

The diamond properties held in the NWT require annual expenditures of approximately $2 per acre and the Company intends to perform the required work or post a bond in lieu of. The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements and may utilise partners to advance some of the properties held in the NWT as well.

At December 31, 2007, the Company has working capital $3,828,978. Four financings were completed in 2007 for $6,068,063 allowing the Company to aggressively initiate work programs on its properties. While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. Accordingly, there may be some doubt about the ability of the Company to continue as a going concern.

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

Fiscal Year ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006.

As at December 31, 2007 the Company’s current cash assets totalled $4,117,434 and carried a working capital of $3,828,978. In 2006 the Company had cash assets of $64,871 at the year end December 31, 2006 and a deficit of $455,069. The Company completed four private placements in 2007 for $6,068,063.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2007 decreased slightly to $535,179 from $551,299 in 2007. Related parties (directors and a law firm to which an officer of the Company is a partner in) increased to $389,280 (2006 - $328,620). The Company has no long term debt.

Share capital increased in 2007 due to the four private placements and the exercise of warrants and options for $6,619,579 at $0.10 to $0.475 per share to $18,866,832. At December 31, 2006 the Company showed $13,314,402 in share capital.

The Company’s largest cash outflow continues to be the ongoing general and administrative expense over the years. Anglo Swiss’s G&A cash expenses have been fairly consistent over the previous years, although in 2007 the Company incurred $1,032,750 in G&A. Previous years the G&A expenses incurred were $310,205 in 2006, $267,293 in 2005 and $279,816 in 2004. This has increased in 2007 to $1,032,750 due to the aggressive exploration programs undertaken during this period and their related expenses. Management was also very successful in raising working capital and exploration funds in 2007. This statement demonstrates the Company’s ability to raise the necessary funding to pursue our exploration targets and to administer the Company while doing so.

The largest increases incurred during the year ended December 31, 2007 were in Consulting fees -$216,000 in 2007 compared to $60,000 in 2006; depreciation of $253,670 in 2007 compared to $4,083; professional fees increased to $136,351 in 2007 compared to $38,121 and finally Shareholder’s information increased to $283,032 in 2007 compared to $48,506.

The G&A expenses over this period do not include non-cash items of $338,032 and $481,234 for stock-based compensation for 2007 and 2006 year ends and a $986,101 charge in 2007 for the write down of the NWT diamond properties as the Company focused its exploration on the Fry Inlet and URL group of claims. The Company expects to continue to advance its exploration properties through sourcing partners, thereby conserving its limited working capital.

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

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended December 31, 2007, 2006, and 2005 would have been 2,591,843, $1,197,852 and $1,534,161 respectively.

Outlook

For the remainder of the fiscal year ending December 31, 2008, the Company’s activities will focus jointly primarily on the NWT diamond properties and the Kenville Mine property in south-eastern British Columbia.

NWT Diamond Claims

At present, Anglo Swiss is in the planning stages for carrying out a detailed program of ground geophysics that will test the known area of the LI-201 kimberlite and to locate extensions or larger masses related to the known kimberlite zone. The LI-201 kimberlite zone is located on the immediate edge of a small lake. Due to the recessive nature of kimberlite bodies, the small lake may represent a topographic depression caused by partial glacial erosion of a larger hidden body of kimberlite. The known area of the LI-201 kimberlite may represent a linear dike structure of kimberlite emanating from a larger kimberlite body underlying the adjacent lake. Part of the proposed geophysics program will be carried out over the lake area to test the hypothesis of a hidden kimberlite body under the lake.

Kenville Mine property

The 2008 exploration program, begin on May 1, 2008 and consists of a 10 thousand meter drill program contracted with Full Force Drilling Ltd. and a geophysical program by Insight Geophysics Inc. of Oakville, Ontario.

The Insight Geophysical program will consist of approximately 18 line km of gradient I.P. surveying (~8 km to the north and ~10 km to the east) and 5 Insight Sections. The geophysical surveys are designed to extend both porphyry copper-gold and gold-quartz vein systems known to be present at the Kenville property. The surveys will be run concurrently with the ongoing drill program and will assist in selecting future drill targets.

The results received from the 2007 drill program encountered not only porphyry copper/gold mineralization in all 5 holes; confirming the presence of a high grade quartz gold vein structure underlying the porphyry system in holes 4 & 5. We are extremely pleased with these findings, and are enthusiastically moving forward with the spring 2008 drill program to further explore this opportunity.”

The 2008 Insight program will extend the known 1000+ meter (3,214 feet) porphyry copper/gold zone to the north; further define the extent of the newly discovered Eagle Creek gold vein to the north, south and to depth and lastly, re-define the existing multiple underground gold and silver bearing quartz vein systems on the eastern Kenville Mine portion of the property.

The underground gold bearing veins have renewed economical potential with gold at $1000 per ounce. The Company is currently carrying out studies directed towards the evaluation of the economic potential of the underground workings, leading towards resumption of mineral production. The drilling of the porphyry copper/gold target and the Eagle Creek gold vein will be ongoing in 2008 with two drill rigs dedicated to this task.

The Company has significant funds on hand for the 2008 exploration year and due to the highly encouraging results from the 2007 geophysics and drill program the Company plans to:

1

Extensively drill the porphyry copper/gold zone,

2

Drill along strike on the Eagle Creek quartz gold vein structure on the western portion of the property, and

3

Re-examine the underground Kenville Mine gold vein structure utilizing Insight Geophysics and drilling for extensions of the existing gold veins. This area of the property had significant production from less than 182,000 tonnes of ore that ranked the property as the 26th top gold producer in BC.

The most significant results of the 2007 Phase One drill program were i) the confirmation of the geophysical model for a significant copper/gold porphyry zone and ii) the identification of the Eagle Gold Vein, a high-grade gold quartz vein with an indicated strike length of 150 meters, within the porphyry system. The 2007 drill program was highly successful as both the porphyry copper/gold system was confirmed, as well as the Eagle gold-silver-copper vein(s) positioned near the base of the porphyry mineral system.

Based on its existing working capital, the Company has enough funds on hand to complete its proposed exploration programs on its properties through to year end. While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Leonard  R. Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 60 years old.

Christopher C. Robbins

Mr. Robbins is a director and Vice President of the Company.  He has been a director since November 25, 1994 and vice-president since June of 1999.  He has business experience in public relations, corporate governance and financing for over 20 years, both in private and public sectors.  Before his involvement with Anglo Swiss, Mr. Robbins was a consultant to a telecommunications firm, which also went public.  Mr. Robbins is 49 years old.

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville, Blu Starr and McAllister properties.  Mr. Wolbaum has extensive corporate experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 64 years old.

Glen C Macdonald, PGeo.

Mr. Macdonald is a professional geologist with over 30 years of exploration and mine development experience in the mineral industry.  He has designed and managed exploration campaigns worldwide for both metals and gemstones, and has concentrated primarily on Canadian diamond and gemstone exploration for the past 10 years.  Mr. Macdonald will assume technical responsibility for development of the Company’s gemstone exploration programs. Mr. Macdonald is 60 years old.

Greg Pendura, M.Ed.

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc.  An original founder of the company he recently retired as President, CEO and Chairman of the Board.  During his tenure with Resin Systems Inc., he was instrumental in the company achieving a market capitalization of over $200 million as well as raising in excess of $100 million during its formative years. Mr. Pendura is 60 years old.

Edward J. Nunn, Director

Mr. Nunn joined the board of directors in March 2008. He is a Registered Professional Engineer in British Columbia and has been associated with the mining industry for 42 years. Mr. Nunn has spent most of the 42 years primarily working in project engineering and management for domestic and international mine operating companies. His metal mining experience has been in gold, copper, molybdenum, lead and zinc while working for Cominco, Lornex Mining Corp., Echo Bay Mines and Granduc Operating Company. Mr. Nunn is 62 years old.

B.

Compensation

On January 29, 2008, the directors of the Company approved Executive Employment Agreements for two officers of the Company. These Agreements provide for combined annual base salaries totalling $216,000, payment of performance bonuses at the Company’s discretion, a benefits package and reimbursement of all expenses incurred in accordance with the Company’s reimbursement policy.

On January 31, 2008, the directors of the Company approved a Directors and Officers Compensation package of $5,000 per year for services rendered in that capacity effective from the Annual General Meeting of the Company held on June 18, 2007 through to June 18, 2008.

During the fiscal year ended December 31, 2007, the Company accrued a total $311,282 (2006-$188,442)  in cash compensation due to directors and organizations controlled by directors. The Company also has $77,998 (2006-$140,178) due to a law firm in which an officer of the Company is a partner. These amounts do not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2007 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2007, 2006 and 2005 in respect of the individuals who were, at December 31, 2007, the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options granted (#)(2) (f)	Restricted Shares or Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Len Danard President and CEO	2007 2006 2005	120,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	4,000,000 2,800,000 2,800,000	n/a n/a	n/a n/a	Nil Nil
Chris Robbins Vice President	2007 2006 2005	96,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	4,000,000 2,700,000 2,700,000	n/a n/a	n/a n/a	Nil Nil
Brian Canfield Secretary	2007 2006 2005	Nil Nil Nil	Nil Nil	Nil Nil	250,000 250,000 250,000	n/a n/a	n/a n/a	Nil Nil

(1)

Fiscal years ended December 31, 2007, 2006, and 2005.

(2)

Indicates total options held in each of the fiscal periods down.

Option Grants in Last Fiscal Year

The following table, if required, sets forth stock options granted during the fiscal year ended December 31, 2007 to the Named Executive Officers:

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted*	No. of Options Granted	Exercise Price	Expiry Date	Market Value of Shares Underlying Options at Date of Grant ($/share)
Leonard Danard	Director	23.5%	1,200,000	$0.10	2012/07/18	$0.10
Chris Robbins	Director	25.4%	1,300,000	$0.10	2012/07/18	$0.10

* Percentage of total options granted during the year ended December 31, 2007.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 2007 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name of Optionee	Securities Acquired on Exercise	Aggregate Value Realized(1)	Options at Fiscal year-End Exercisable/Un-exercisable	Value of Exercisable/Unexercised In-the-Money Options at Year-End
Len Danard	NIL		2,950,000/1,050,000	$1,032,500/$367,500
Chris Robbins	NIL		2,862,500/1,137,500	$1,001,875/$398,125
Brian Canfield	Nil		250,000/NIL	$87,500/NIL

(1) Calculated using the closing price on the exercise date for a board lot of common shares on the TSX Venture Exchange.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts.

The Company has entered into two formal employment agreements with its Named Executive Officers. On January 29, 2008, the directors of the Company approved Executive Employment Agreements for two officers of the Company. These Agreements provide for combined annual base salaries totalling $216,000, payment of performance bonuses at the Company’s discretion, a benefits package and reimbursement of all expenses incurred in accordance with the Company’s reimbursement policy. SEE EXHIBIT 7.1 and 7.2 EXECUTIVE EMPLOYMENT AGREEMENTS.

Directors

On January 31, 2008, the directors of the Company approved a Directors and Officers Compensation package of $5,000 per year for services rendered in that capacity effective from the Annual General Meeting of the Company held on June 18, 2007 through to June 18, 2008. The Company has no other arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The following table, if required, sets forth stock options granted by the Company during the fiscal year ended December 31, 2007 to directors who are not Named Executive Officers of the Company.

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted	No. of Optioned Shares	Exercise Price	Expiry Date	Total No. of Options Granted in Past 12 Months
Leroy Wolbaum	Director	4%	200,000	$0.10	2012/03/13	200,000
Greg Pendura	Director	19.6%	1,000,000	$0.10	2012/03/13	1,000,000

The following table, if required, sets forth detail of all exercises of stock options during the fiscal year ended December 31, 2007 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name of Optionee	Securities Acquired on Exercise	Aggregate Value Realized(1)	Options at Fiscal year-End Exercisable/Un-exercisable	Value of Exercisable/Unexercised In-the-Money Options at Year-End
Glen C Macdonald	NIL		2,500,000/NIL	$875,000/$0
Leroy Wolbaum	NIL		974,000/126,000	$340,900/$44,100
Greg Pendura	NIL		375,000/625,000	$131,250/$218,750

(1) Calculated using the closing price on the exercise date for a board lot of common shares on the TSX Venture Exchange.

C.

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Len Danard has been a director, President and the Chief Executive Officer of the Company since December 14, 1992.  Leroy Wolbaum has been a director of the Company since August 30, 1993.  Chris Robbins has been a director of the Company since November 25, 1994 and Vice President of the Company effective June 25, 1999.  Brian Canfield has been a director and Corporate Secretary of the Company since June 25, 1999; Mr. Canfield resigned as a director on January 9, 2003 and is currently an officer of the Company. Mr Glen Macdonald became a director on September 28, 2004. Mr. Greg Pendura became a director on March 12, 2007.

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

D.

Employees

During the fiscal year ended December 31, 2007 the Company had two employees, consisting of the CEO and Vice President who oversee the day to day development of the Company.  The Company utilizes independent consultants and casual labour sporadically when it is undertaking exploration programs or staking mineral claims. The Company expects to continue to contract out exploration responsibilities to the partners it attracts to its properties or independent contractors with expertise in their required fields.

 E.

Share Ownership

See Item 6.A Directors, Senior Management and Employees – Directors and Senior Management for a summary of all common shares of the Company held by the directors and senior management.

The following table sets forth a summary of the details of all options and warrants to purchase shares of the Company held by directors and senior management to the Company during the year ended December 31, 2007.  As at December 31, 2007 there were an aggregate of 14,375,000 stock options outstanding of the 14,850,000 authorized under the Plan; the Company cancelled 196,875, while 200,000 options expired during the year.

Name

# of Common

  # of Warrants

Beneficial Percentage

Exercise    Expiry

Shares Held

or Options Held

Ownership(1)

Price

     Date

Exercisable/

(Un-exercisable)

Len Danard

2,013,520

4.74%

N/A

N/A

800,000

$0.10

02/12/2009

2,000,000

$0.11

11/17/2010

150,000/(1,050,000)

$0.10

07/18/2012

Chris Robbins

1,931,138

4.56%

N/A

N/A

700,000

$0.10

02/12/2009

2,000,000

$0.11

11/17/2010

162,500/(1,137,500)

$0.10

07/18/2012

Leroy Wolbaum

1,549,020

2.48%

N/A

N/A

400,000

$0.10

02/12/2009

500,000

$0.11

11/17/2010

74,000/(126,000)

$0.10

03/13/2012

Glen Macdonald

   NIL

2.40%

N/A

N/A

500,000

$0.10

09/28/2009

2,000,000/(NIL)

$0.11

11/17/2010

Greg Pendura

110,000

375,000/(625,000)

0.46%

$0.10

03/13/2012

Brian Canfield

   250,000

0.49%

N/A

N/A

250,000/(NIL)

$0.11

11/17/2010

Totals

 5,853,678

9,911,500/(2,938,500)

15.13%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 1, 2008, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 103,438,679 Common Shares outstanding as of June 10, 2008, plus the exercisable shares that are deemed outstanding as listed in this table.

2007 Share Option Plan (the “2007 Plan”)

Options for executive officers are granted initially at the time of employment.  Option grants for all employees including executive officers are reviewed on an annual basis.

The 2007 Plan has been drafted to comply with Exchange policies and will seek approval at the upcoming annual general meeting by a ¾ majority of disinterested shareholders. It reserves 14,850,000 common shares for issuance pursuant to the exercise of options granted pursuant to the 2007 Plan being less than 20% of the number of issued and outstanding common shares as at the effective date of the 2007 Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the 2007 Plan.

The 2007 Plan provides that eligible persons there under include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the 2007 Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The 2007 Plan is administered by the board of directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the board of (the “Option Committee”). The board of directors has authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise-ability of the option. At a minimum, unless approval of the Exchange is received, options will vest in equal instalments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the 2007 Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of the grant.

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

The 2007 Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares under any other share compensation arrangement. Under the 2007 Plan, the maximum number of common shares that may be issued to any one participant, or to any one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the 2007 Plan.

As at December 31, 2007 there were an aggregate of 14,375,000 stock options outstanding of the 14,850,000 authorized under the 2007 Stock Option Plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.

Major Shareholders

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or any foreign government.

As at June 10, 2007 and except for the officers and directors as a group (as summarized in Item 6.E Directors, Senior Management and Employees – Share Ownership), the Company is aware of the following persons or groups of persons which are registered as owning more than 10% of the Company’s issued and outstanding common shares.

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	CDS & Co.	73,924,074	71.46
Common Shares	DTC (formerly Cede & Co.)	11,466,581	11.09

(1) No officer or director individually owns or controls more than 10% of the Company’s shares.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 10, 2007 there were 103,438,679 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 2,831 registered holders of the Company’s common shares resident in the United States, holding an aggregate 6,581,443 common shares.  This number represents approximately 6.36% of the total issued and outstanding common shares of the Company as at June 10, 2007.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2007, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

Statements and Other Financial Information

This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2007 which contain an Audit Report dated April 28, 2008, Balance Sheets as of December 31, 2007 and 2006, Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2007, 2006 and 2005 statements of Cash flows for the Fiscal Years Ended December 31, 2007, 2006 and 2005 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange, (formerly known as the CDNX) until June 10, 2008, for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2008 April 2008 March 2008 February 2008 January 2008 December 2007	0.295 0.32 0.33 0.36 0.56 0.55	0.215 0.185 0.19 0.225 0.23 0.29
2007 Fourth Quarter Third Quarter Second Quarter First Quarter	0.67 0.19 0.125 0.12	0.16 0.085 0.085 0.05
2006 Fourth Quarter Third Quarter Second Quarter First Quarter	0.08 0.095 0.145 0.16	0.05 0.065 0.085 0.12
2005	0.18	0.065
2004	0.185	0.06
2003	0.11	0.03

The closing price of the Company’s common shares on the TSX Venture Exchange, on June 10, 2008 was $0.225.

The high and low sale prices (US$) for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2008 April 2008 March 2008 February 2008 January 2008 December 2007	0.295 0.319 0.34 0.36 0.55 0.62	0.211 0.166 0.165 0.20 0.2275 0.30

2007 Fourth Quarter Third Quarter Second QuarterFirst Quarter	0.72 0.18 0.126 0.10	0.29 0.09 0.06 0.025
2006 Fourth Quarter Third Quarter Second Quarter First Quarter	0.11 0.125 0.14 0.145	0.042 0.048 0.08 0.081
2005	0.15	0.05
2004	0,18	0.065
2003	0.10	0.012

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

$40,000 on or before May 25, 2008;PAID

a)

incur the following minimum annual expenditures on the Property:

b)

       $200,000 on or before twelve months from the date of Exchange approval of  this Agreement; COMPLETED

c)

an additional $400,000 on or before 24 months from the date of Exchange approval of this Agreement;  COMPLETED

d)

an additional $800,000 on or before 36 months from the date of Exchange approval of this Agreement; ONGOING

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried our an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007 pursuant to Exchange Rule 13a-15(e) or Rule 15d-15(e).  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report were effective to provide reasonable assurance that the information required to be disclosed in the reports of the Company files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  In making this assessment, management used the criteria described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Management’s assessment in accordance with the Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal years ended December 31, 2007 and 2006, the Company paid or accrued the following amounts of fees to De Visser Gray, Chartered Accountants for the following category of services:

Type of Fees

Amount Paid or Incurred

           Percentage of Services 2007

Audit Fees

$23,000

90.2%

Audit Related Fees

         -

    -

Tax Fees

  $2,500

  9.8%

All other Fees

         -

    -

Total fees

 $25,500

100%

Type of Fees

Amount Paid or Incurred

           Percentage of Services 2006

Audit Fees

$17,000

87.2%

Audit Related Fees

         -

    -

Tax Fees

  $2,500

 12.8%

All other Fees

         -

    -

Total fees

 $19,500

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended December 31, 2007, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended December 31, 2007, which is the period covered by this Annual Report on Form 20F.

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 11 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a)

Certifications

C1 & C2

(b)

Financial Statements

F1 to F26

Description of Document	Page Number
Cover Sheet	F1
Management’s Responsibility for Financial Reporting	F2
Auditors’ Report dated April 28, 2008	F3
Balance Sheets as at December 31, 2007 and 2006	F4
Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2007, 2006 and 2005	F5
Statements of Cash Flows for the Fiscal Years Ended December 31, 2007, 2006 and 2005	F6
Notes to the Financial Statements	F7

(c)

Exhibits

Page Number
Exhibit 99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.99.1 Section 1350, as adopted pursuant to Section 906 of the Sorbanes-Oxley Act of 2002	E99.1
Exhibit 99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.99.2 Section 1350, as adopted pursuant to Section 906 of the Sorbanes-Oxley Act of 2002	E99.2

Exhibit No.	Description of Document	Page Number
4.1.(1)	Blu Starr Joint Participation Agreement	N/A
4.2(1)	Catamayo Joint Participation Agreement	N/A
5.2(2)	Purchase Agreement Till Claims 1-7, NWT	N/A
5.3(2)	New Shoshoni Option & Joint Venture Agreement, NWT	N/A
5.4(2)	Purchase Agreement PQ Claim 1-25, NWT	N/A
5.5(2)	Purchase Agreement MS Claims, NWT	N/A
5.6(3)	2007 Stock Option Plan	N/A
6.1(4)	Purchase Agreement for UL 1&2 and AFR 6&7 Claims	E1
6.2(4)	Claim Transfer Agreement for UL 3, 4 & 5	E10
7.1	Executive Employment Agreement – Danard	E1
7.2	Executive Employment Agreement - Robbins	E10
(1)	The documents(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 1999 and are hereby incorporated by reference in their entirety.

(2)	The document(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 2005 and are hereby incorporated by reference in their entirety.
(3)	The document(s) has been previously filed under a Form 6K dated January 18, 2006 #06534889, and are hereby incorporated by reference in their entirety.
(4)	The document(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 2006 and are hereby incorporated by reference in their entirety.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 18th. day of June 2008.

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

June 18, 2008

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

June 18, 2008

SIGNED “CHRIS ROBBINS”

Chris Robbins, Chief Financial Officer

F1

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

April 28, 2008

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

The company’s independent auditors, De Visser Gray LLP, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) and their report follows.

“Len Danard”	“Chris Robbins”
Len Danard	Chris Robbins
President and Chief Executive Officer	Vice-President

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The financial statements at December 31, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to shareholders dated April 25, 2006.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 28, 2008

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Balance Sheets

For the years ended December 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

	2007 $	2006 $

Assets

Current assets
Cash and cash equivalents	4,117,434	64,871
Term deposits	34,500	-
Subscriptions receivable	112,370	-
GST and other amounts receivable	95,613	24,387
Prepaid expenses	4,240	6,972

	4,364,157	96,230

Reclamation bonds (note 3)	20,800	18,800

Property, plant and equipment (note 4)	746,219	997,969

Mineral properties (note 5)	4,586,447	4,323,394

	9,717,623	5,436,393

Liabilities

Current liabilities
Accounts payable and accrued liabilities	535,179	551,299

Shareholders’ Equity

Capital stock (note 6)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
100,422,837 (2006 - 69,252,688) common shares	18,866,832	13,314,402

Options (note 7)	1,124,470	855,116

Warrants (note 7)	768,541	62,036

Contributed surplus (note 7)	401,007	303,156

Deficit	(11,978,406)	(9,649,616)

	9,182,444	4,885,094

	9,717,623	5,436,393

Anglo Swiss Resources Inc.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the Years ended December 31, 2007, 2006 and 2005

Continuance of operations (note 1)
Outstanding matters (note 12)
	2007 $	2006 $	2005 $

Expenses
Interest and other income	(13,503)	(4,172)	(874)
Capital tax and interest recovery	(75,300)	-	-
Administrative (note 10(d))	100,157	47,169	34,836
Consulting fees (note 10(b))	216,000	60,000	60,000
Depreciation	253,670	4,083	5,034
Filing fees	27,188	27,224	28,571
Foreign exchange loss	4,902	-	-
General exploration	11,761	8,743	8,753
Interest	15,058	55,832	2,420
Professional fees	136,351	38,121	69,416
Shareholders’ and investor relations (note 10(c))	283,032	48,506	40,113
Stock-based compensation (note 7)	338,941	481,234	177,026
Transfer agent fees	17,241	15,627	8,079
Travel and promotion	56,193	9,072	10,945
Write-down of mineral properties	986,101	-	38,159

Loss before income taxes	2,357,792	791,439	482,478

Income tax recovery – future income taxes	(29,002)	(103,978)	-

Loss for the year	2,328,790	687,461	482,478

Deficit - Beginning of year	9,649,616	8,962,155	8,479,677

Deficit - End of year	11,978,406	9,649,616	8,962,155

Weighted average number of shares outstanding	78,855,193	68,413,510	53,944,165

Basic and diluted loss per share	$ 0.03	$ 0.01	$ 0.01

Anglo Swiss Resources Inc.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the Years ended December 31, 2007, 2006 and 2005

	2007 $	2006 $	2005 $

Cash flows used in operating activities
Loss for the year	(2,328,790)	(687,461)	(482,478)
Items not affecting cash
Depreciation	253,670	4,083	5,034
Write-down of mineral properties	986,101	-	38,159
Stock-based compensation	338,941	481,234	177,026
Income tax recovery	(29,002)	(103,978)	-
Capital tax and interest recovery	(75,300)	-	-

Changes in non-cash working capital
Amounts receivable	(183,596)	(7,630)	(12,312)
Prepaid expenses	2,732	(5,725)	1,053
Accounts payable and accrued liabilities	59,180	12,588	81,520

	(976,064)	(306,889)	(191,998)

Cash flows from financing activities
Proceeds from issuance of private placements, options and warrants	6,619,579	85,000	894,700
Share issue costs	(303,378)	-	(89,771)

	6,316,201	85,000	804,929

Cash flows used in investing activities
Purchase of equipment	(1,920)	(1,922)	-
Purchase of term deposit	(34,500)	-	-
Reclamation bonds	(2,000)	-	-
Mineral property costs	(1,249,154)	(314,957)	(177,027)

	(1,287,574)	(316,879)	(177,027)

Increase in cash and cash equivalents	4,052,563	(538,768)	435,904

Anglo Swiss Resources Inc.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the Years ended December 31, 2007, 2006 and 2005

Cash and cash equivalents - Beginning of year	64,871	603,639	167,735

Cash and cash equivalents - End of year	4,117,434	64,871	603,639

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	-	125,000	840,750
Shares issued for agent issue costs	97,851	-	10,000
Excluded accounts payable relating to mineral properties	-	70,434	1,982

NOTES TO THE 2007 FINANCIAL STATEMENTS

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of mineral property interests in Canada.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being bale to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between these principles and those that would be applied under United States generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 11.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kenville Sand and Gravel Inc., which was incorporated on September 7, 2007.

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

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the declining balance method. These assets will be written down to the fair value if the carrying value exceeds the estimated net recoverable amount. Property, plant and equipment is being amortized at the following rates: mine plant and equipment – 25% and 30%, office equipment – 20% and motor vehicles – 30%.

Mineral properties

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred until the property to which they relate is placed into production, sold or abandoned or becomes impaired. Option or other payments received in respect of property interests are applied to reduce the carrying value of the properties. The carrying values of mineral properties are, where necessary, written down to the estimated fair value based on discounted estimated future net cash flows. Mineral properties will be depreciated on a unit of production basis when the property is placed into production

The company reviews the carrying values of its resource properties whenever events or circumstances indicate that there may be a potential impairment. Where estimates of future cash flows are not available and where exploration results or other information suggest impairment has occurred, management assesses whether the carrying value can be recovered, and if not, an appropriate write-down is recorded.

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

Financial Instruments and Financial Risk

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2007, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company’s shares on the Toronto Stock Exchange.

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

Flow-through Shares

Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced in the year that the renouncement documents are filed with the tax authorities.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Fair Value of Financial Instruments

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Section 3855 – Financial Instruments – Recognition and Measurement.

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

Available for sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

Investments are classified as available for sale investments. Such investments are measured at fair market value in the financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(b)

Section 1530 – Comprehensive Income (Loss).

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accounting Policies Not Yet Adopted

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

(i)

CICA Handbook Section 1535 - Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

(ii)

Financial Instruments - Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA  3861, Financial Instruments - Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(iii)

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. RECLAMATION BONDS

The Company has reclamation bonds outstanding totalling $20,800 to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties. These investments are recorded at market value and earn interest at market rates.

4. PROPERTY, PLANT AND EQUIPMENT	2007

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment	1,090,003	355,931	734,072
Office equipment	32,846	27,039	5,807
Motor vehicles	19,564	13,224	6,340

	1,142,413	369,194	746,219

	2006

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment	1,090,003	105,559	984,444
Office equipment	30,424	25,492	4,932
Motor vehicles	19,564	10,971	8,593

	1,139,991	142,022	997,969

Mine plant and equipment were not depreciated in 2006 or 2005 as the equipment was not used.

5. MINERAL PROPERTIES

	Acquisition costs $	Exploration expenditures $	Total $

Kenville (a)
Balance - December 31, 2005	1,380,736	59,285	1,440,021
Acquisition cost recoveries	(3,260)	-	(3,260)
Expenditures	-	1,081	1,081

Balance - December 31, 2006	1,377,476	60,366	1,437,842
Acquisition cost recoveries	-	-	-
Expenditures	-	420,796	420,796

Balance - December 31, 2007	1,377,476	481,162	1,858,638

Blu Starr (b)
Balance - December 31, 2005	812,306	544,183	1,356,489
Expenditures	-	11,283	11,283

Balance - December 31, 2006	812,306	555,466	1,367,772
Expenditures	-	15,157	15,157

Balance - December 31, 2007	812,306	570,623	1,382,929

McAllister (c)
Balance - December 31, 2005	-	2,574	2,574
Expenditures	-	5,393	5,393

Balance - December 31, 2006	-	7,967	7,967
Expenditures	-	-	-

Balance - December 31, 2007	-	7,967	7,967

Till Claims (d)
Balance - December 31, 2005	114,500	-	114,500
Acquisition costs	-	-	-

Balance - December 31, 2006	114,500	-	114,500
Write - down	(114,500)	-	(114,500)

Balance - December 31, 2007	-	-	-

New Shoshoni Claims (e)
Balance - December 31, 2005	69,000	35,419	104,419
Acquisition costs	30,000	-	30,000
Expenditures	-	251,793	251,793

Balance - December 31, 2006	99,000	287,212	386,212
Acquisition costs	35,000	-	35,000
Expenditures	-	778,201	778,201

Balance - December 31, 2007	134,000	1,065,413	1,199,413

PQ Claims (f)
Balance - December 31, 2005	525,000	-	525,000
Expenditures reclassified	-	76,601	76,601

Balance - December 31, 2006	525,000	76,601	601,601
Write-down and reclassification	(525,000)	(76,601)	(601,601)

Balance - December 31, 2007	-	-	-

Lac de Gras Claims (Falcon Bay) (g)
Balance - December 31, 2005	270,000	-	270,000
Expenditures	-	-	-

Balance - December 31, 2006	270,000	-	270,000
Write-down	(270,000)	-	(270,000)

Balance - December 31, 2007	-	-	-

Group of Four Claims (h)
Balance - December 31, 2005	-	-	-
Acquisition costs	137,500	-	137,500
Expenditures	-	-	-

Balance - December 31, 2006	137,500	-	137,500
Expenditures	-	-	-

Balance - December 31, 2007	137,500	-	137,500

Total mineral properties - December 31, 2006	3,335,782	987,612	4,323,394

Total mineral properties - December 31, 2007	2,461,282	2,125,165	4,586,447

Kenville, Canada

The Company has a 100% interest in the Kenville mineral property which, together with certain plant and equipment (note 4), is located near Nelson, British Columbia and was operated as a gold mine from June to December 1992 whereupon operations were terminated and the mine was operated on a care and maintenance basis. During 1997, the Company wrote down the plant and equipment to its present carrying value.

The Kenville property was subject to an Option Joint Venture Agreement ("OJVA") that lapsed on September 5, 2006, as the Optionees to the OJVA did not meet the required exploration expenditures of $700,000 by that date.  In August of 2006, the Company was advised by the Optionees that they alleged they had completed the required expenditures of $700,000 as required under the option agreement. The Company has disputed the alleged expenditures in their entirety.

The Company has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia (file no. S068401 dated December 28, 2006) by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd., Glacial Holdings Inc. and Gold Standard Resources Corp., (collectively the "Optionees") with respect to the OJVA. Pursuant to the OJVA, Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees.

The Optionees failed to comply with the Auditor’s repeated requests for the documentation and therefore there is no basis to support the Optionees' alleged expenditures. It is the Company’s position that the OJVA has been breached and is no longer in effect.

On a related matter, Terasen Gas commenced a lawsuit against the Optionees alleging certain of the work they performed on the Kenville Property adversely impacted its pipeline that runs through an easement on this Property.  The Company has also been named a defendant in this lawsuit as the owner of the Property.

The Company has retained Farris, Vaughan, Wills & Murphy LLP as counsel in these matters. Refer also to note 12.

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

McAllister Group, Canada

The Company staked a number of mineral tenures totalling 31,000 hectares nearby Nelson, B.C. for diamond exploration during 2004 and 2005.  In February 2005, the company entered into an option agreement to acquire a portion of mineral tenures within the 31,000 hectares.  The Company paid an initial amount of $5,000 and issued 50,000 common shares valued at $7,250 for the first year term of the option purchase agreement.  The company did not renew the second year option term for this agreement.  In January 2006, the company reduced its number of mineral tenures within the McAllister Group down to 1,959 hectares from the 31,000 hectares initially held.  This reduction resulted in a write-down of $38,159 to the carrying cost of this property.

Till Claims, Canada

The Company acquired a 100% interest in a number of mineral tenures totalling 3,427 hectares for diamond exploration during 2005.  The mineral tenures are collectively known as the Till Claims and are located on the Fishing Lake area in the Northwest Territories. The company paid $20,000 and issued 900,000 common shares valued at $94,500.  The vendors retained a 2% gross overriding royalty (“GORR”) based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The company may purchase 1% of the GORR by paying 1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 150,000 shares for each individual kimberlite discovered by the company on the property. The Company dropped these claims early in 2008, which resulted in a December 31, 2007 write-down of $114,500 to the carrying cost of this property.

New Shoshoni Claims, Canada (Part of the Fry Inlet Property)

During 2005, the Company entered into an option and joint venture agreement with New Shoshoni Ventures Ltd. to acquire an undivided interest of 50%, plus a further option to earn an additional 10% interest in a number of mineral tenures totalling 23,587 hectares for diamond exploration.  The claims are collectively known as the New Shoshoni Claims and are located near the Fry Inlet Lake in the Northwest Territories. The company paid a cash instalment of $25,000 and issued 400,000 common shares valued at $44,000.  The agreement requires that the company pay an additional purchase price of $105,000 ($65,000 paid: $35,000 – 2007, $30,000 – 2006) through annual payments over a three year period commencing May 25, 2006.  The company must also incur $3,000,000 in exploration expenditures by July 2009.  The vendors retained a 3% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The Company may purchase 1% of the GORR by paying $2,500,000. The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.

PQ Claims, Canada (Part of the Fry Inlet Property)

The Company acquired a 100% interest a number of mineral tenures totalling 13,586 hectares for diamond exploration during 2005.  The claims are collectively known as the PQ Claims and are located on the Fry Inlet area in the Northwest Territories. The company paid a total of $50,000 and issued 5,000,000 common shares valued at $475,000.  The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying 1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 250,000 shares to a cumulative total of 1,000,000 shares for each kimberlite body discovered by the company on the property.  The Company dropped this claim group during 2007 as it is focusing its diamond exploration in 2008 on the LI 201 diamondiferous pipe located on the New Shoshoni claim group.  This reduction resulted in a current write-down of $601,601 to the carrying cost of this property.

Lac de Gras Claims, Canada (Falcon Bay Property)

The Company acquired a 100% interest in a number of mineral tenures totalling 21,229 hectares for diamond exploration during 2005.  The claims are collectively known as the Lac de Gras Claims and are located on the Falcon Bay Diamond Property in the Northwest Territories. The company paid a total of $50,000 and issued 2,000,000 common shares valued at $220,000. The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying 1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.  The Company dropped this claim group during 2007 as it is focusing its diamond exploration in 2008 on the LI 201 diamondiferous pipe located on the New Shoshoni claim group.  This reduction resulted in a current write-down of $270,000 to the carrying cost of this property.

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

6. CAPITAL STOCK

Issued:

	Common shares	Amount $

Balance - December 31, 2005	67,402,688	13,216,707

Capital stock issued
Shares - issued for cash	850,000	85,000
- issued for property	1,000,000	125,000
Warrants	-	(8,327)
Income tax effect of renounced flow through expenditures	-	(103,978)

Balance - December 31, 2006	69,252,688	13,314,402

Shares - issued for cash, flow through	15,543,025	3,368,563
- issued for cash, non-flow through	12,220,000	2,699,500
Warrants exercised	2,260,857	436,889
Options exercised	328,125	32,813
Agent warrants exercised	818,142	81,814
Share issue costs	-	(401,229)
Fair value - warrants granted	-	(769,170)
- warrants exercised	-	62,665
- options exercised	-	69,587
- flow-through renunciation	-	(29,002)

Balance - December 31, 2007	100,422,837	18,866,832

During 2006, 1,000,000 common shares were issued for a total of $125,000 to purchase mineral claims for diamond exploration in the Northwest Territories.

7.  CONTRIBUTED SURPLUS, OPTIONS AND WARRANTS

During the years ended December 31, 2007 and 2006, the change in options, warrants and contributed surplus was as follows:	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2005	373,882	53,709	303,156

Stock based compensation	481,234	-	-

Fair value of warrants issued on private placement	-	8,327	-

Balance - December 31, 2006	855,116	62,036	303,156

Stock based compensation	338,941	-	-
Fair value of options exercised	(69,587)	-	-
Fair value of broker options granted as finders’ fees	-	-	97,851
Fair value of warrants issued on private placement	-	769,170	-
Warrants exercised	-	(62,665)	-

Balance - December 31, 2007	1,124,470	768,541	401,007

Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to eligible directors, officers and service providers of the company and its subsidiaries, up to a maximum of 14,850,000 common shares (11,000,000 common shares – 2006). Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. The number of shares issuable to any one Optionee under the plan, together with all of the Company’s previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is not less than the price issued in a press release or, if no press release is issued, the last closing price of the listed shares before the date of the stock option grant less the applicable discount. Stock options will not be granted at less than $0.10 per share.

Contributed Surplus, Options and Warrants (continued)

During the years ended December 31, 2007 and 2006, the change in stock options outstanding is as follows:

		2007		2006

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Beginning of year	10,000,000)	0.11	10,475,000)	0.11
Granted	5,100,000)	0.10	1,025,000)	0.11
Exercised	(328,125)	0.10	-)	-
Cancelled	(196,875)	0.10	(1,500,000)	0.11
Expired	(200,000)	0.10	-)	-

End of year	14,375,000)	0.11	10,000,000)	0.11

Exercisable, End of year	11,475,000)	0.11	6,566,250)	0.11

Weighted average fair value of options granted during 2006 - $0.11

Weighted average fair value of options granted during 2007 – $0.08

Weighted average remaining life of options outstanding December 31, 2007 – 3.15 years

At December 31, 2007, the following stock options are outstanding and exercisable:

Exercise Price	Options outstanding	Options exercisable	Expiry date	Remaining contractual life, outstanding options (years)
$				$
0.10	125,000	125,000	February 17, 2008	0.13
0.10	1,900,000	1,900,000	February 12, 2009	1.12
0.10	500,000	500,000	September 28, 2009	1.75
0.11	6,750,000	6,750,00	November 17, 2010	2.88
0.10	1,200,000	600,000	March 13, 2012	4.20
0.105	300,000	225,000	June 1, 2012	4.42
0.10	200,000	75,000	June 15, 2012	4.46
0.10	2,500,000	833,333	July 18, 2012	4.55
0.10	350,000	204,167	August 1, 2012	4.59
0.10	200,000	58,333	August 16, 2012	4.63
0.12	350,000	204,167	August 31, 2012	4.67

	14,375,000	11,475,000

Contributed Surplus, Options and Warrants (continued)

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2007	2006	2005

Expected dividend yield	Nil	Nil	Nil
Average risk-free interest rate	3.75%	4.00%	4.00%
Expected life	5 years	5 years	5 years
Expected volatility	108%	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Broker options

As at December 31, 2007, 572,407 broker options were outstanding entitling the holders to acquire shares of the Company at an average price of $0.40 per share exercisable up to December 7, 2009 as to 535,525 broker options and until December 18, 2009 as to 36,822 broker options.

Year Ended December 31, 2007

	Number of Broker options	Weighted Average Exercise price $

Beginning of year	-	-
Granted	572,407	0.40
Exercised	-	-

End of year	572,407	0.40

Contributed Surplus, Options and Warrants (continued)

Warrants

During the years ended December 31, 2007 and 2006, the change in warrants outstanding was as follows:

	2007		2006

	Number of warrants	Exercise price $	Number of warrants	Exercise price $

Beginning of year	2,074,500	0.19	1,224,500	0.22
Granted	14,028,452	0.37	850,000	0.15
Exercised	(2,260,857)	0.19	-	-
Cancelled	(10,583)	-	-	-

End of year	13,831,512	0.37	2,074,500	0.19

During the year ended December 31, 2007, the company issued 13,881,512 units in connection with several private placements.

8. INCOME TAXES

The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2007	2006	2005

Statutory tax rate	34.12%	34.12%	34.86%

	$	$	$

Loss for the year	(2,328,790)	(687,461)	(482,478)

Provision for income taxes based on statutory rates	(794,583)	(234,562)	(168,192)
Permanent differences	513,877	131,661	68,797
Tax benefits not recognized	280,706	102,901	99,395

	-	-	-

Income Taxes (continued)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

	2007 $	2006 $
Capital and non-capital loss carry-forwards	666,900	442,195
Property, plant and equipment, mineral properties and other	422,777	(134,903)

Total future tax assets	1,089,677	307,293
Valuation allowance	(1,089,677)	(307,293)

Net future tax assets	-	-

c)

The company estimates that it has approximately $2.34 million in non-capital losses, expiring between 2008 and 2027, to reduce future taxable income in Canada. The realization of income tax benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

9.

COMMITMENT

At December 31, 2007, the Company is to incur approximately $2,331,174 (2006 - $nil) in eligible exploration expenditures prior to December 31, 2008 (2006 - December 31, 2007) in order to complete obligations entered into under flow-through share purchase agreements.

10. RELATED PARTY TRANSACTIONS

a)

Included in accounts payable and accrued liabilities is $311,282 (2006 - $188,442) due to directors and organizations controlled by directors, and $77,998 (2006 - $140,178) due to a law firm in which an officer of the Company is a partner.

b)

The Company incurred consulting fees of $216,000 (2006 - $60,000; 2005 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.

c)

The Company incurred fees of $126,575 (2006 - $nil; 2005 - $nil) for investor relations consulting services provided by a director and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

d)

In addition, the Company paid $45,423 to the Canada Revenue Agency on behalf of an officer of the Company in respect of income taxes incurred by the officer resulting from the reimbursement of expenses paid on behalf of the Company. Legal fees of $4,770 were also paid by the Company in relation to this matter.

11. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2007 $	2006 $	2005 $

Consolidated statements of loss
Loss for the year under Canadian GAAP	2,328,790	687,461	482,478
Mineral property expenditures for the year (a)	1,249,154	510,391	1,051,683
Exploration costs written off during the year (a)	(986,101)	-	-

Loss for the year under U.S. GAAP	2,591,843	1,197,852	1,534,161

Loss per share under U.S. GAAP	0.03	0.02	0.03

Mineral properties
Balance per Canadian GAAP	4,586,447	4,323,394	3,813,003
Cumulative mineral property expenditures (a)	(4,586,447)	(4,323,394)	(3,813,003)

Balance under U.S. GAAP	-	-	-

Stock options and warrants
Under Canadian GAAP	1,893,011	917,152	427,591
Stock-based compensation (c)	(80,594)	(80,594)	(80,594)

Balance under U.S. GAAP	1,812,417	836,558	346,997

Deficit
Under Canadian GAAP	(11,978,406)	(9,649,616)	(8,962,155)
Stock-based compensation (c)	80,594	80,594	80,594
Cumulative mineral property expenditures (a)	(4,586,447)	(4,323,394)	(3,813,003)

Deficit under U.S. GAAP	(16,484,259)	(13,892,416)	(12,694,564)

Cash flows

Cash flows from operating activities
Per Canadian GAAP	(976,064)	(306,889)	(190,016)
Exploration expenditures (a)	(1,249,154)	(385,391)	(177,027)

Per U.S. GAAP	(2,225,218)	(692,280)	(367,043)

Cash flows from investing activities
Per Canadian GAAP	(1,287,574)	(316,879)	(177,027)
Exploration expenditures (a)	1,249,154	314,957	177,027

Per U.S. GAAP	(38,420)	(1,922)	-

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

Mine plant and equipment

The equipment referred to in note 4 is plant and equipment relating to the Company’s Kenville mine, which has been in a care and maintenance mode since 1997.  Our stated policy is to depreciate this equipment based on its use in productive process over time.  Since these assets were not used in the productive process in 2005 or 2006, no depreciation charge was recorded in those years on the Company’s financial statements.  These assets were used during 2007 and were depreciated according to company policy.  It is management’s view that the assets are still in suitable condition to be employed in the re-start of the Kenville mine which is in keeping with the company’s objectives.  In accordance with CICA 3061 and FAS 144, management performs annual impairment assessments of the mining assets and as a result of these assessments, no impairment was found to exist.

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

Flow through shares

During the year, the Company issued by way of private placements 10,705,000 units at $0.10 per unit which resulted in gross proceeds of $1,070,500 and 4,838,025 units at $0.475 per unit which resulted in gross proceeds of $2,298,063.  Each unit consists of one flow through common share and one-half share purchase warrant.  According to SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow through share.  A future income tax liability is recognized for the premium paid by the investors.  The company did not receive any premiums to market on this issue.

e)

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

12. OUTSTANDING MATTERS

The Company received an additional claim with respect to the previously discussed law suit to the OJVA on the Kenville property on November 6, 2007, filed by Gold Standard Resource Corp (“GSR”) that duplicates the relief sought in the original claim dated December 27, 2006.  The Company has filed its Statement of Defense and denies each and every allegation of fact contained in the claim with respect to the OJVA.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007.  There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes this claim to be without merit and is meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act R.S.B.C.1996.c.253.  Pursuant to the OJVA, in the first quarter of 2007 Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees during the term of the OJVA.  The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees’ alleged expenditures.

The Company will continue to defend its 100% ownership of the Kenville property.  Anglo Swiss has retained Ferris, Vaughan, Wills & Murphy LLP as council in this matter.

13. SUBSEQUENT EVENTS

On January 7, 2008, the Company executed a Financial Advising Services Contract with Belair Capital Partners Inc. (“Belair”). The Company agreed to pay an advisory fee of $25,000 per year and granted 65,000 stock options pursuant to the Company’s stock option plan.

On January 29, 2008, the directors of the Company approved Executive Employment Agreements for two officers of the Company. These Agreements provide for combined annual base salaries totalling $216,000, payment of performance bonuses at the Company’s discretion, a benefits package and reimbursement of all expenses incurred in accordance with the Company’s reimbursement policy.

On January 31, 2008, the directors of the Company approved a Directors and Officers Compensation package of $5,000 per year for services rendered in that capacity effective from the Annual General Meeting of the Company held on June 18, 2007.

On January 31, 2008, the directors of the Company approved an Agreement with The Richmond Club Corp. for a period of 18 months to provide the Company with unlimited news release dissemination and SEDAR filing services in Canada and for related filing services with SEDAR and EDGAR in the United States. The fees for this service are a one-time annual base fee of $5,745, $1,450 per month and a stock option grant of 90,000 shares.

On March 11, 2008, the Company announced the addition of Edward J Nunn P. Eng., to its board of directors.

Exhibit 7.1

EXECUTIVE EMPLOYMENT AGREEMENT

ANGLO SWISS RESOURCES INC.

PRIVATE AND CONFIDENTIAL

January 1, 2007

Mr. Leonard Danard
Suite 309 – 837 West Hastings Street
Vancouver, BC  V6C 3N6

Dear Len:

Re:

Terms of Employment with Anglo Swiss Resources Inc.
(the “Company”)

This Agreement confirms the terms and conditions of your ongoing employment by the Company and will constitute your new employment agreement.  Those terms and conditions are as follows:

Position and Duties.  You will continue to be employed by, and will serve the Company as, its President and Chief Executive Officer, having the duties and functions described in Schedule A attached to this Agreement, and reporting directly to the Board of Directors (the “Board”) of the Company unless the Board notifies you otherwise in writing. You will also serve as a Director of the Company. Your duties and functions pertain to the Company and any of its subsidiaries from time to time and may be varied or added to from time to time by the Board, at its discretion, exercised reasonably.  You will perform and carry out your duties and functions, and provide such additional services as may be reasonably required, in such manner as the Board may from time to time request.

Term.  The terms and conditions of this Agreement will have effect as of and from January 1, 2007 (the “Effective Date”) and your employment as President and Chief Executive Officer of the Company will continue until terminated as provided in this Agreement.

Base Salary.  The Company will pay you a base salary (the “Base Salary”) at the rate of $120,000 per year, payable every second Friday, in arrears, subject to the withholding of all applicable statutory deductions by the Company.

Annual Review.  The Board will review your Base Salary annually.  This review will not necessarily result in an increase in your Base Salary and any increase will be at the discretion of the Board, acting reasonably.

Performance Bonus. The Company will review the performance of your duties and functions under this Agreement annually and will pay you, at its discretion, a performance bonus.  Payment of the performance bonus set out in this Section will be made to you within 90 days following the end of each fiscal year and will be subject to the withholding of all applicable statutory deductions by the Company.

Benefits.  The Company will arrange for you, at the Company’s expense, to be provided with health, medical, dental, disability, accident and life insurance and such other benefits as are reasonable and appropriate for an executive level benefits plan, as determined by the Board from time to time.

Vacation.  During your employment with the Company under this Agreement, you will be entitled to an annual paid vacation as determined by the Board from time to time, not to be less than six weeks per annum, in addition to statutory holidays.  Except with the prior written approval of the Company, you may carry over a maximum of 10 days of vacation to the next calendar year.

Expenses.  During your employment under this Agreement, the Company will reimburse you for all expenses incurred in accordance with the Company’s reimbursement policy in effect from time to time provided that, in any event, such reimbursement will include all reasonable travel and other expenses actually and properly incurred by you in connection with the performance of your duties and functions.  For greater certainty, without limiting the generality of the foregoing, your cellular/BlackBerry expense and office parking expense will be covered.  For all such expenses you will be required to keep proper accounts and to furnish statements and vouchers to the Company within a reasonable time after the date the expenses are incurred.  Expenses submitted will be prioritized and reimbursed within five days.

No Other Compensation or Benefits.  You expressly acknowledge and agree that unless otherwise expressly agreed in writing by the Company subsequent to execution of this Agreement by the parties hereto, you will not be entitled by reason of your employment by the Company or by reason of any termination of such employment, to any remuneration, compensation or benefits other than as expressly set forth in this Agreement.

Service to Company.  During your employment under this Agreement you will:

well and faithfully serve the Company, at all times act in the best interests of the Company, and devote substantially the whole of your working time, attention and energies to the business and affairs of the Company;

comply with all policies and procedures from time to time formulated by the Board; and

not, without the prior approval of the Board, carry on or engage in any other business or occupation or become a director, officer, employee or agent of or hold any position or office with any other company, firm or person that competes directly with the Company.

Termination By Employee.  You may resign as President and Chief Executive Officer of the Company at any time, but only by giving the Company at least three months’ prior written notice of the effective date of your resignation.  On the giving of any such notice, the Company will have the right to waive the notice period, have you cease your employment immediately or at a specified date prior to the end of the notice period and pay you the Base Salary, as adjusted from time to time in accordance with Section 4 (Annual Review), for the notice period or remainder of the notice period, as applicable, plus such other sums owed for arrears of salary, vacation pay and, if granted pursuant to Section 5 (Performance Bonus), bonus.  In this case, your resignation and the termination of your employment will be effective on the date the Company waives the notice period (or remainder thereof).  If the Company elects to pay you such lump sum amount in lieu of the notice period, the Company will maintain the benefits and payments set out in Section 6 (Benefits) for three months after the date of your notice, but in all other respects your resignation and the termination of your employment will be effective immediately.

Termination by Company Without Cause.  The Company may terminate your employment as President and Chief Executive Officer without cause by giving you written notice of the effective date of such termination and in all respects except as set out below, the termination of your employment will be effective immediately.  On the giving of any such notice, and subject to your prior resignation as a Director of the Company, you and the Company agree as follows:

If your employment is terminated by the Company pursuant to this Section, the Company will pay to you as a lump sum 12 months of Base Salary, as referred to in Section 3 (Base Salary) and as adjusted from time to time in accordance with Section 4 (Annual Review), plus such other sums owed for arrears of salary, vacation pay and, if granted pursuant to Section 5 (Performance Bonus), bonus.

To the extent permitted by law and subject to the terms and conditions of any benefit plans in effect from time to time, the Company will maintain the benefits and payments set out in Section 6 (Benefits) of this Agreement for not less than six months from the date of termination.

The payments set out in this Section 12 will be in lieu of any applicable notice period.

You will not be required to mitigate the amount of any payment provided for in this Section 12 by seeking other employment or otherwise, nor will any sums actually received be deducted.

Termination by Company For Cause.  Notwithstanding the foregoing, the Company may terminate your employment as President and Chief Executive Officer of the Company and require that you resign as a Director of the Company for Cause (as that term is defined below in this Section).  For the purposes of this Agreement, “Cause” is defined as: (a) acts or omissions constituting gross negligence, recklessness or willful misconduct on your part with respect to your obligations under this Agreement or otherwise relating to the business of the Company; (b) your material breach of this Agreement, including, without limitation, failing to substantially perform your duties contemplated under this Agreement as reasonably imposed by the Company (other than failure resulting from your death) which failure persists for 30 days following the Company’s delivery to you of written notice specifying the details of any alleged failure to perform); and (c) your conviction for fraud, misappropriation or embezzlement, or any felony or crime of moral turpitude.  In the event your employment is terminated in accordance with this Section 13, you will be entitled to receive only the Base Salary then in effect, prorated to the date of termination.  All other obligations of the Company to you pursuant to this Agreement will become automatically terminated and completely extinguished.

Option to Terminate upon a Change in Control.  While this Agreement remains in force, the Company will provide you with written notice on a timely basis of any Change in Control (as that term is defined below in this Section) and will provide details of the Change in Control, including without limitation, the reasons for the Change in Control, and the likely effect, if any, the Change in Control will have on the Company’s business and its management.  You will have the option for 30 days after receiving such notice, to terminate your employment with the Company in accordance with the same terms as contained in Section 12 (Termination by Company Without Cause) hereto, mutatis mutandis (the “Termination Option”).  If you exercise the Termination Option, you have no obligation to mitigate by seeking other employment and there will be no offset against amounts due to you under this Agreement on account of any remuneration attributable to any subsequent employment you may obtain.  A Change in Control is defined as any one of the following occurrences:

any “person” (as such term is defined in Section 2 of the Canada Business Corporations Act) acquires the “beneficial ownership” (as defined in Section 2 of such Act), directly or indirectly, of the securities of the Company representing more than 50% of: (i) the outstanding voting securities of the Company; or (ii) the combined voting power of the Company’s then-outstanding securities;

the sale or disposition of all or substantially all of the Company’s assets (or any transaction having similar effect) is consummated;

the Company is party to a merger or consolidation that results in the holders of voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

the dissolution or liquidation of the Company.

Confidentiality.  You understand and agree that in the course of your employment with the Company, both before and after the Effective Date, you have obtained and will obtain knowledge of Confidential Information (as hereinafter defined) relating to the business and affairs of the Company, or of its partners, subsidiaries or affiliates.  You agree that unless the Company otherwise agrees in writing or except as required by law:

you will keep all Confidential Information acquired by you, disclosed to you or developed by you, as a result of or in connection with or during the course of your employment by the Company, whether before or after the Effective Date, strictly confidential;

all Confidential Information will, as between you and the Company, be and remain the property of the Company; and

you will not at any time, during or after your employment with the Company, disclose any Confidential Information to any third party or use any Confidential Information for any purposes other than those of the Company or for the benefit of any person or entity other than the Company.

For the purposes of this Agreement, “Confidential Information” means: (i) any information or knowledge relating to the relationship of the Company or any of its subsidiaries or affiliates with any clients, customers, suppliers, principals, shareholders, licensees, contacts or prospects of the Company or of its subsidiaries or affiliates, or relating to the requirements, specifications, proposals, orders, contracts or transactions of or with any such clients, customers, suppliers, principals, shareholders, licensees, contacts or prospects of the Company or of its subsidiaries or affiliates; and (ii) any information or knowledge including, without limitation, any product, service, formula, pattern, design, system, program, device, software, plan, process, know how, research, discovery or invention that relates to the business or affairs of the Company or of its subsidiaries or affiliates, or results from its or their marketing, research and/or development activities, and is private and confidential in that it is not generally known or available to the public.

Disclosure of Conflicts of Interest.  During your employment with the Company, you will promptly, fully and frankly disclose to the Company in writing:

the nature and extent of any interest you have or may have, directly or indirectly, in any contract or transaction or proposed contract or transaction of or with the Company or any subsidiary or affiliate of the Company;

every office you may hold or acquire, and every property you may possess or acquire, whereby directly or indirectly a duty or interest might be created in conflict with the interests of the Company or your duties and obligations under this Agreement; and

the nature and extent of any conflict referred to in subsection (b) above.

Avoidance of Conflicts of Interest.  You acknowledge that it is the policy of the Company that all interests and conflicts of the sort described in Section 16 (Disclosure of Conflicts of Interest) be avoided, and you agree to comply with all policies and directives of the Board from time to time regulating, restricting or prohibiting circumstances giving rise to interests or conflicts of the sort described in Section 16.  During your employment with the Company, you will not enter into any agreement, arrangement or understanding with any other person or entity that would in any way conflict or interfere with this Agreement or your duties or obligations under this Agreement or that would otherwise prevent you from performing your obligations hereunder, and you represent and warrant that you have not entered into any such agreement, arrangement or understanding.

Restrictive Covenant.  You agree that you will not, either alone or in partnership or in conjunction with any person, firm, company, syndicate, association or any other entity or group, whether as principal, agent, employee, director, officer, shareholder, consultant or in any capacity or manner, in the event of termination of your employment either pursuant to Section 11 (Termination by Employee), Section 12 (Termination by Company Without Cause) or Section 13 (Termination by Company for Cause) hereof, direct, entice or take away from the Company or attempt to do so or solicit for the purpose of doing so, any person that is an employee of the Company for a period of one year from the date of termination of your employment.

Governing Law.  This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable thereto and the parties hereby attorn to the exclusive jurisdiction of the courts of British Columbia.

Remedies.  You acknowledge and agree that any breach or threatened breach of any of the provisions of Sections 15 (Confidentiality), 16 (Disclosure of Conflicts of Interest) or 17 (Avoidance of Conflicts of Interest) could cause irreparable damage to the Company or its subsidiaries or affiliates and that in the event of a breach or threatened breach thereof, the Company will have, in addition to any and all remedies at law or in equity, the right to an injunction, specific performance or other equitable relief as well as any equitable accounting of all your profits or benefits arising out of any such breach.  It is further acknowledged and agreed that the remedies of the Company specified in this Agreement are in addition to and not in substitution for any rights or remedies of the Company at law or in equity and that all such rights and remedies are cumulative and not alternative and that the Company may have recourse to any one or more of its available rights or remedies as it will see fit.

Partial Invalidity.  If any provision of this Agreement or any part thereof will for any reason be held to be invalid or unenforceable in any respect, then such invalid or unenforceable provision or part will be severable and severed from this Agreement and the other provisions of this Agreement will remain in effect and be construed as if such invalid or unenforceable provision or part had never been contained herein.

Waiver.  Any waiver of any breach or default under this Agreement will only be effective if in writing signed by the party against whom the waiver is sought to be enforced, and no waiver will be implied by any other act or conduct or by any indulgence, delay or omission.  Any waiver will only apply to the specific matter waived and only in the specific instance in which it is waived.

Exercise of Functions.  The rights of the Company as provided in this Agreement may be exercised on behalf of the Company only by the Board or by a committee or person expressly designated for such purposes by the Board.

Effect of Agreement.  The terms and conditions of this Agreement are in addition to and not in substitution for the obligations, duties and responsibilities imposed by law on employees of companies generally, and you agree to comply with such obligations, duties and responsibilities.  Except as otherwise provided in this Agreement, this Agreement may only be varied by further written agreement signed by you and the Company.  This Agreement supersedes any previous communications, understandings and agreements between you and the Company regarding your employment.  It is acknowledged and agreed that this Agreement is mutually beneficial and is entered into for $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, with the intent that it will constitute a legally binding agreement.

Further Assurances.  Each of the parties will execute such further assurances and other documents and instruments and do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

Schedules.  The documents attached to this Agreement and referred to herein are hereby incorporated into and made a part of this Agreement, but the contractual effect of such documents will be determined and limited entirely by the references to such documents contained in the main body of this Agreement.

Notice.  Any notice or other communication required or contemplated under this Agreement to be given by one party to the other will be delivered or mailed by prepaid registered post to the party to receive same at the address as set out below:

Leonard Danard:

Suite 309 – 837 West Hastings Street

Vancouver, BC  V6C 3N6

Anglo Swiss Resources Inc.:

Suite 309 – 837 West Hastings Street

Vancouver, BC  V6C 3N6

Attention: Chris Robbins

Any notice delivered will be deemed to have been given and received on the first business day following the date of delivery.  Any notice mailed will be deemed to have been given and received on the fifth business day following the date it was posted, unless between the time of mailing and actual receipt of the notice there will be a mail strike, slow-down or other labour dispute which might affect delivery of the notice by mail, then the notice will be effective only if actually delivered.

Time of Essence.  Time is of the essence of this Agreement.

Agreement Personal.  This Agreement is personal to you and to the Company and as such is not capable of assignment by either party.

Agreement Confidential.  All parties will keep the terms and conditions of this Agreement confidential except as may be required to enforce any provision of this Agreement or as may otherwise be required by any law, regulation or other regulatory requirement.

Currency.  All references to dollars or amounts of money in this Agreement will refer to lawful money of Canada, unless otherwise expressly indicated.

Fresh Consideration.  The Company has provided you with $10.00 fresh consideration for entering into this Agreement.  You acknowledge receipt of this fresh consideration.

Counterparts/Electronic Transmission.  This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document.  All counterparts will constitute one and the same agreement.  This Agreement may be executed and transmitted electronically and if so executed and transmitted this Agreement will be for all purposes as effective as if the parties had delivered an executed original Agreement.

Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreements.  There are not and will not be any verbal statements, representations, warranties, undertakings or agreements between the parties and this Agreement may not be amended or modified in any respect except by one or more written instruments signed by all of the applicable parties.

If you accept and agree to the foregoing, please confirm your acceptance and agreement by signing the enclosed duplicate copy of this letter where indicated below and by returning it to the Company.  You are urged to consider fully all the above terms and conditions and to obtain independent legal advice or any other advice you feel is necessary before you execute this Agreement.

Yours truly,

ANGLO SWISS RESOURCES INC.

Per:

Director

Accepted and agreed to by Leonard Danard effective the 1st of January, 2007.

______________________________
Leonard Danard

SCHEDULE A

DESCRIPTION OF DUTIES AND FUNCTIONS
OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

•

review existing corporate objectives, strategies and utilization of resources. Develop, present, implement and maintain an operational business plan which sets out:

•

objectives of the Company;

•

strategies for achieving objectives;

•

timeframe for meeting objectives, milestones;

•

resources required;

•

allocation and utilization of resources; and

•

other matters consistent with an operational business plan;

•

oversee exploration and development operations at all of the Company’s properties;

•

represent the Company at trade shows and investor conferences;

•

keep the Board apprised of corporate developments and activities; and

•

such other duties as may be reasonably requested by the Board from time to time that are consistent with the Employee’s abilities and responsibilities.

EXHIBIT 7.2           E6

EXECUTIVE EMPLOYMENT AGREEMENT

ANGLO SWISS RESOURCES INC.

PRIVATE AND CONFIDENTIAL

January 1, 2007

Mr. Christopher Robbins
Suite 309 – 837 West Hastings Street
Vancouver, BC  V6C 3N6

Dear Chris:

Re:

Terms of Employment with Anglo Swiss Resources Inc.
(the “Company”)

This Agreement confirms the terms and conditions of your ongoing employment by the Company and will constitute your new employment agreement.  Those terms and conditions are as follows:

•

Position and Duties.  You will continue to be employed by, and will serve the Company as, a Vice President, having the duties and functions described in Schedule A attached to this Agreement, and reporting directly to the Chief Executive Officer (the “CEO”) of the Company unless the Board of Directors (the “Board”) notifies you otherwise in writing. You will also serve as a Director of the Company. Your duties and functions pertain to the Company and any of its subsidiaries from time to time and may be varied or added to from time to time by the CEO or the Board, at their discretion, exercised reasonably.  You will perform and carry out your duties and functions, and provide such additional services as may be reasonably required, in such manner as the Board may from time to time request.

•

Term.  The terms and conditions of this Agreement will have effect as of and from January 1, 2007 (the “Effective Date”) and your employment as Vice President of the Company will continue until terminated as provided in this Agreement.

•

Base Salary.  The Company will pay you a base salary (the “Base Salary”) at the rate of $96,000 per year, payable every second Friday, in arrears, subject to the withholding of all applicable statutory deductions by the Company.

•

Annual Review.  The Board will review your Base Salary annually.  This review will not necessarily result in an increase in your Base Salary and any increase will be at the discretion of the Board, acting reasonably.

•

Performance Bonus. The Company will review the performance of your duties and functions under this Agreement annually and will pay you, at its discretion, a performance bonus.  Payment of the performance bonus set out in this Section will be made to you within 90 days following the end of each fiscal year and will be subject to the withholding of all applicable statutory deductions by the Company.

•

Benefits.  The Company will arrange for you, at the Company’s expense, to be provided with health, medical, dental, disability, accident and life insurance and such other benefits as are reasonable and appropriate for an executive level benefits plan, as determined by the Board from time to time.

•

Vacation.  During your employment with the Company under this Agreement, you will be entitled to an annual paid vacation as determined by the Board from time to time, not to be less than six weeks per annum, in addition to statutory holidays.  Except with the prior written approval of the Company, you may carry over a maximum of 10 days of vacation to the next calendar year.

•

Expenses.  During your employment under this Agreement, the Company will reimburse you for all expenses incurred in accordance with the Company’s reimbursement policy in effect from time to time provided that, in any event, such reimbursement will include all reasonable travel and other expenses actually and properly incurred by you in connection with the performance of your duties and functions.  For greater certainty, without limiting the generality of the foregoing, your cellular/BlackBerry expense and office parking expense will be covered.  For all such expenses you will be required to keep proper accounts and to furnish statements and vouchers to the Company within a reasonable time after the date the expenses are incurred.  Expenses submitted will be prioritized and reimbursed within five days.

•

No Other Compensation or Benefits.  You expressly acknowledge and agree that unless otherwise expressly agreed in writing by the Company subsequent to execution of this Agreement by the parties hereto, you will not be entitled by reason of your employment by the Company or by reason of any termination of such employment, to any remuneration, compensation or benefits other than as expressly set forth in this Agreement.

•

Service to Company.  During your employment under this Agreement you will:

•

well and faithfully serve the Company, at all times act in the best interests of the Company, and devote substantially the whole of your working time, attention and energies to the business and affairs of the Company;

•

comply with all policies and procedures from time to time formulated by the Board; and

•

not, without the prior approval of the Board, carry on or engage in any other business or occupation or become a director, officer, employee or agent of or hold any position or office with any other company, firm or person that competes directly with the Company.

•

Termination By Employee.  You may resign as Vice President of the Company at any time, but only by giving the Company at least three months’ prior written notice of the effective date of your resignation.  On the giving of any such notice, the Company will have the right to waive the notice period, have you cease your employment immediately or at a specified date prior to the end of the notice period and pay you the Base Salary, as adjusted from time to time in accordance with Section 4 (Annual Review), for the notice period or remainder of the notice period, as applicable, plus such other sums owed for arrears of salary, vacation pay and, if granted pursuant to Section 5 (Performance Bonus), bonus.  In this case, your resignation and the termination of your employment will be effective on the date the Company waives the notice period (or remainder thereof).  If the Company elects to pay you such lump sum amount in lieu of the notice period, the Company will maintain the benefits and payments set out in Section 6 (Benefits) for three months after the date of your notice, but in all other respects your resignation and the termination of your employment will be effective immediately.

•

Termination by Company Without Cause.  The Company may terminate your employment as Vice President without cause by giving you written notice of the effective date of such termination and in all respects except as set out below, the termination of your employment will be effective immediately.  On the giving of any such notice, and subject to your prior resignation as a Director of the Company, you and the Company agree as follows:

•

If your employment is terminated by the Company pursuant to this Section, the Company will pay to you as a lump sum 12 months of Base Salary, as referred to in Section 3 (Base Salary) and as adjusted from time to time in accordance with Section 4 (Annual Review), plus such other sums owed for arrears of salary, vacation pay and, if granted pursuant to Section 5 (Performance Bonus), bonus.

•

To the extent permitted by law and subject to the terms and conditions of any benefit plans in effect from time to time, the Company will maintain the benefits and payments set out in Section 6 (Benefits) of this Agreement for not less than six months from the date of termination.

•

The payments set out in this Section 12 will be in lieu of any applicable notice period.

•

You will not be required to mitigate the amount of any payment provided for in this Section 12 by seeking other employment or otherwise, nor will any sums actually received be deducted.

•

Termination by Company For Cause.  Notwithstanding the foregoing, the Company may terminate your employment as Vice President of the Company and require that you resign as a Director of the Company for Cause (as that term is defined below in this Section).  For the purposes of this Agreement, “Cause” is defined as: (a) acts or omissions constituting gross negligence, recklessness or willful misconduct on your part with respect to your obligations under this Agreement or otherwise relating to the business of the Company; (b) your material breach of this Agreement, including, without limitation, failing to substantially perform your duties contemplated under this Agreement as reasonably imposed by the Company (other than failure resulting from your death) which failure persists for 30 days following the Company’s delivery to you of written notice specifying the details of any alleged failure to perform); and (c) your conviction for fraud, misappropriation or embezzlement, or any felony or crime of moral turpitude.  In the event your employment is terminated in accordance with this Section 13, you will be entitled to receive only the Base Salary then in effect, prorated to the date of termination.  All other obligations of the Company to you pursuant to this Agreement will become automatically terminated and completely extinguished.

•

Option to Terminate upon a Change in Control.  While this Agreement remains in force, the Company will provide you with written notice on a timely basis of any Change in Control (as that term is defined below in this Section) and will provide details of the Change in Control, including without limitation, the reasons for the Change in Control, and the likely effect, if any, the Change in Control will have on the Company’s business and its management.  You will have the option for 30 days after receiving such notice, to terminate your employment with the Company in accordance with the same terms as contained in Section 12 (Termination by Company Without Cause) hereto, mutatis mutandis (the “Termination Option”).  If you exercise the Termination Option, you have no obligation to mitigate by seeking other employment and there will be no offset against amounts due to you under this Agreement on account of any remuneration attributable to any subsequent employment you may obtain.  A Change in Control is defined as any one of the following occurrences:

•

any “person” (as such term is defined in Section 2 of the Canada Business Corporations Act) acquires the “beneficial ownership” (as defined in Section 2 of such Act), directly or indirectly, of the securities of the Company representing more than 50% of: (i) the outstanding voting securities of the Company; or (ii) the combined voting power of the Company’s then-outstanding securities;

•

the sale or disposition of all or substantially all of the Company’s assets (or any transaction having similar effect) is consummated;

•

the Company is party to a merger or consolidation that results in the holders of voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

•

the dissolution or liquidation of the Company.

•

Confidentiality.  You understand and agree that in the course of your employment with the Company, both before and after the Effective Date, you have obtained and will obtain knowledge of Confidential Information (as hereinafter defined) relating to the business and affairs of the Company, or of its partners, subsidiaries or affiliates.  You agree that unless the Company otherwise agrees in writing or except as required by law:

•

you will keep all Confidential Information acquired by you, disclosed to you or developed by you, as a result of or in connection with or during the course of your employment by the Company, whether before or after the Effective Date, strictly confidential;

•

all Confidential Information will, as between you and the Company, be and remain the property of the Company; and

•

you will not at any time, during or after your employment with the Company, disclose any Confidential Information to any third party or use any Confidential Information for any purposes other than those of the Company or for the benefit of any person or entity other than the Company.

For the purposes of this Agreement, “Confidential Information” means: (i) any information or knowledge relating to the relationship of the Company or any of its subsidiaries or affiliates with any clients, customers, suppliers, principals, shareholders, licensees, contacts or prospects of the Company or of its subsidiaries or affiliates, or relating to the requirements, specifications, proposals, orders, contracts or transactions of or with any such clients, customers, suppliers, principals, shareholders, licensees, contacts or prospects of the Company or of its subsidiaries or affiliates; and (ii) any information or knowledge including, without limitation, any product, service, formula, pattern, design, system, program, device, software, plan, process, know how, research, discovery or invention that relates to the business or affairs of the Company or of its subsidiaries or affiliates, or results from its or their marketing, research and/or development activities, and is private and confidential in that it is not generally known or available to the public.

•

Disclosure of Conflicts of Interest.  During your employment with the Company, you will promptly, fully and frankly disclose to the Company in writing:

•

the nature and extent of any interest you have or may have, directly or indirectly, in any contract or transaction or proposed contract or transaction of or with the Company or any subsidiary or affiliate of the Company;

•

every office you may hold or acquire, and every property you may possess or acquire, whereby directly or indirectly a duty or interest might be created in conflict with the interests of the Company or your duties and obligations under this Agreement; and

•

the nature and extent of any conflict referred to in subsection (b) above.

•

Avoidance of Conflicts of Interest.  You acknowledge that it is the policy of the Company that all interests and conflicts of the sort described in Section 16 (Disclosure of Conflicts of Interest) be avoided, and you agree to comply with all policies and directives of the Board from time to time regulating, restricting or prohibiting circumstances giving rise to interests or conflicts of the sort described in Section 16.  During your employment with the Company, you will not enter into any agreement, arrangement or understanding with any other person or entity that would in any way conflict or interfere with this Agreement or your duties or obligations under this Agreement or that would otherwise prevent you from performing your obligations hereunder, and you represent and warrant that you have not entered into any such agreement, arrangement or understanding.

•

Restrictive Covenant.  You agree that you will not, either alone or in partnership or in conjunction with any person, firm, company, syndicate, association or any other entity or group, whether as principal, agent, employee, director, officer, shareholder, consultant or in any capacity or manner, in the event of termination of your employment either pursuant to Section 11 (Termination by Employee), Section 12 (Termination by Company Without Cause) or Section 13 (Termination by Company for Cause) hereof, direct, entice or take away from the Company or attempt to do so or solicit for the purpose of doing so, any person that is an employee of the Company for a period of one year from the date of termination of your employment.

•

Governing Law.  This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable thereto and the parties hereby attorn to the exclusive jurisdiction of the courts of British Columbia.

•

Remedies.  You acknowledge and agree that any breach or threatened breach of any of the provisions of Sections 15 (Confidentiality), 16 (Disclosure of Conflicts of Interest) or 17 (Avoidance of Conflicts of Interest) could cause irreparable damage to the Company or its subsidiaries or affiliates and that in the event of a breach or threatened breach thereof, the Company will have, in addition to any and all remedies at law or in equity, the right to an injunction, specific performance or other equitable relief as well as any equitable accounting of all your profits or benefits arising out of any such breach.  It is further acknowledged and agreed that the remedies of the Company specified in this Agreement are in addition to and not in substitution for any rights or remedies of the Company at law or in equity and that all such rights and remedies are cumulative and not alternative and that the Company may have recourse to any one or more of its available rights or remedies as it will see fit.

•

Partial Invalidity.  If any provision of this Agreement or any part thereof will for any reason be held to be invalid or unenforceable in any respect, then such invalid or unenforceable provision or part will be severable and severed from this Agreement and the other provisions of this Agreement will remain in effect and be construed as if such invalid or unenforceable provision or part had never been contained herein.

•

Waiver.  Any waiver of any breach or default under this Agreement will only be effective if in writing signed by the party against whom the waiver is sought to be enforced, and no waiver will be implied by any other act or conduct or by any indulgence, delay or omission.  Any waiver will only apply to the specific matter waived and only in the specific instance in which it is waived.

•

Exercise of Functions.  The rights of the Company as provided in this Agreement may be exercised on behalf of the Company only by the Board or by a committee or person expressly designated for such purposes by the Board.

•

Effect of Agreement.  The terms and conditions of this Agreement are in addition to and not in substitution for the obligations, duties and responsibilities imposed by law on employees of companies generally, and you agree to comply with such obligations, duties and responsibilities.  Except as otherwise provided in this Agreement, this Agreement may only be varied by further written agreement signed by you and the Company.  This Agreement supersedes any previous communications, understandings and agreements between you and the Company regarding your employment.  It is acknowledged and agreed that this Agreement is mutually beneficial and is entered into for $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, with the intent that it will constitute a legally binding agreement.

•

Further Assurances.  Each of the parties will execute such further assurances and other documents and instruments and do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

•

Schedules.  The documents attached to this Agreement and referred to herein are hereby incorporated into and made a part of this Agreement, but the contractual effect of such documents will be determined and limited entirely by the references to such documents contained in the main body of this Agreement.

•

Notice.  Any notice or other communication required or contemplated under this Agreement to be given by one party to the other will be delivered or mailed by prepaid registered post to the party to receive same at the address as set out below:

Christopher Robbins:

Suite 309 – 837 West Hastings Street

Vancouver, BC  V6C 3N6

Anglo Swiss Resources Inc.:

Suite 309 – 837 West Hastings Street

Vancouver, BC  V6C 3N6

Attention: Len Danard

Any notice delivered will be deemed to have been given and received on the first business day following the date of delivery.  Any notice mailed will be deemed to have been given and received on the fifth business day following the date it was posted, unless between the time of mailing and actual receipt of the notice there will be a mail strike, slow-down or other labour dispute which might affect delivery of the notice by mail, then the notice will be effective only if actually delivered.

•

Time of Essence.  Time is of the essence of this Agreement.

•

Agreement Personal.  This Agreement is personal to you and to the Company and as such is not capable of assignment by either party.

•

Agreement Confidential.  All parties will keep the terms and conditions of this Agreement confidential except as may be required to enforce any provision of this Agreement or as may otherwise be required by any law, regulation or other regulatory requirement.

•

Currency.  All references to dollars or amounts of money in this Agreement will refer to lawful money of Canada, unless otherwise expressly indicated.

•

Fresh Consideration.  The Company has provided you with $10.00 fresh consideration for entering into this Agreement.  You acknowledge receipt of this fresh consideration.

•

Counterparts/Electronic Transmission.  This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document.  All counterparts will constitute one and the same agreement.  This Agreement may be executed and transmitted electronically and if so executed and transmitted this Agreement will be for all purposes as effective as if the parties had delivered an executed original Agreement.

•

Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreements.  There are not and will not be any verbal statements, representations, warranties, undertakings or agreements between the parties and this Agreement may not be amended or modified in any respect except by one or more written instruments signed by all of the applicable parties.

If you accept and agree to the foregoing, please confirm your acceptance and agreement by signing the enclosed duplicate copy of this letter where indicated below and by returning it to the Company.  You are urged to consider fully all the above terms and conditions and to obtain independent legal advice or any other advice you feel is necessary before you execute this Agreement.

Yours truly,

ANGLO SWISS RESOURCES INC.

Per:

Director

Accepted and agreed to by Christopher Robbins effective the 1st of January, 2007.

______________________________
Christopher Robbins

SCHEDULE A

DESCRIPTION OF DUTIES AND FUNCTIONS
OF THE VICE PRESIDENT

•

primary responsibility for the day to day operation of the Company;

•

oversee, supervise and manage all corporate and financial record keeping of the Company and serve as Chief Financial Officer as necessary;

•

provide guidance to the Company with respect to Corporate Governance and the filing of all regulatory documents with the applicable agencies and commissions in Canada and the United States;

•

communicate with external accountants and the auditors to the Company and assist in the preparation of financial statements for presentation to the Audit Committee;

•

oversee and prepare the annual reports including Form 20F for filing with the Securities Exchange Commission in the United States;

•

coordinate the development of financial projections and presentation for investment bankers, market makers and private placement investors;

•

participate and supervise all private placement, public offerings and borrowings by the Company and oversee all filings with Canada Revenue Agency with respect to Flow Through Private Placements and related forms;

•

keep the Board apprised of corporate developments and activities; and

•

such other duties as may be reasonably requested by the Board from time to time that are consistent with the Employee’s abilities and responsibilities.

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss resources Inc. (the “Company”) for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 18, 2008

     “Len Danard”

Len Danard

Chief Executive Officer

EXHIBIT 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 18, 2008

     “Chris Robbins”

Chris Robbins

Chief Financial Officer