Form 20-F
period 2008-12-31
ANGLO SWISS RESOURCES INC
filed 2009-06-29
CIK 277910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR.

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2008

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

Page 1 of 90 Pages
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

Title of Class	Issued and Outstanding as of December 31, 2007
Common Shares Without Par Value	107,932,837

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

Yes ____ No ____  Not Applicable X

 This information set forth in this Form 20-F Annual Report is as at December 31, 2008 unless an earlier or later date is indicated.

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

Critical Accounting Estimates

A summary of all the Company’s significant accounting policies is included in Note 2 to the annual financial statements for the year ended December 31, 2008.

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

2

CURRENCY TRANSLATIONS

3

GLOSSARY OF TERMS

4

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

.54

C.

Research and Development, Patents and Licenses, etc.

61

D.

Trend Information

61

E.

Off-Balance Sheet Arrangements

61

F.

Tabular Disclosure of Contractual Obligations

61

G.

Safe Harbour

61

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

61

A.

Directors and Senior Management

61

B.

Compensation

62

C.

Board Practices

66

D.

Employees

66

E.

Share Ownership

66

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

68

A.

Major Shareholders

68

B.

Related Party Transactions

68

C.

Interests of Experts and Counsel

69

ITEM 8.

FINANCIAL INFORMATION

69

A.

Statements and Other Financial Information

69

B.

Significant Changes

69

ITEM 9.

THE OFFER AND LISTING

69

A.

Offer and Listing Details

69

B.

Plan of Distribution

71

C.

Markets

….

71

D.

Selling Shareholders

72

E.

Dilution

72

F.

Expenses of the Issue

72

ITEM 10.

ADDITIONAL INFORMATION

72

A.

Share Capital

72

B.

Memorandum and Articles of Association

72

C.

Material Contracts

74

D.

Exchange Controls

74

E.

Taxation

….

76

F.

Dividends and Paying Agents

82

G.

Statements by Experts

82

H.

Documents on Display

83

I.

Subsidiary Information

83

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

83

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

83

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

83

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

83

ITEM 15.

CONTROLS AND PROCEDURES

83

ITEM 16

RESERVED

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

85

ITEM 16B.

CODE OF ETHICS

86

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES & SERVICE

86

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

87

ITEM 16E.

PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATEDPURCHASERS

87

PART III

ITEM 17.

FINANCIAL STATEMENTS

87

ITEM 18.

FINANCIAL STATEMENTS

87

ITEM 19.

EXHIBIT INDEX

87

SIGNATURES

89

CERTIFICATES

C1 & C2

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table summarizes selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian GAAP.  The Reorganization, effective November 28, 1997, resulted in the Company, a former subsidiary of ASII, becoming the parent company and ASII and its other subsidiaries become the subsidiaries of the Company.  This transaction was a reorganization of existing companies and had no impact on the financial statements except for authorized capital of the Company which is now 900,000,000 shares. The information in the tables was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under ITEM 5. Operating and Financial Review and Prospects.   Results for the period ended December 31, 2008 are not necessarily indicative of results for future periods.

Selected Financial Data Prepared in accordance with Canadian GAAP

Item	Dec. 31/2008	Dec. 31/2007	Dec. 31/2006	Dec. 31/2005	Dec. 31/2004
(a) Interest income	$78,639	$13,503	$4,172	$874	$1,005
(b) Net earnings (loss)	$(2,026,467)	$(2,357,792)	$(687,461)	$(482,478)	$(427,123)

(c) Net earnings (loss) per common share	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)
(d) Total assets	$9,555,031	$9,717,623	$5,436,393	$5,453,577	3,959,764
(e) Total long-term debt	NIL	NIL	NIL	NIL	NIL
(f) Net Assets	$8,749,967	$9,182,444	$4,885,094	$4,985,299	$3,645,071
(g) Capital Stock	$18,451,320	$18,866,832	$13,314,402	$13,216,707	$11,545,745
(h) No. of Common Shares	107,932,837	100,422,837	69,252,688	67,402,688	50,005,688

Note 11 of the financial statements of the Company included herein sets forth the differences were such information to be presented in accordance with U.S. GAAP.

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec. 31/2008	Dec. 31/2007	Dec. 31/2006	Dec. 31/2005	Dec. 31/2004
(a) Interest income	$78,639	$13,503	$4,172	$874	$1,005
(b) Net earnings (loss)	$(4,189,310)	$(2,591,843)	$(1,197,852)	$(1,534,161)	$(380,289)
(c) Net earnings (loss) per common share	$(0.04)	$(0.03)	$(0.02)	$(0.03)	$(0.01)
(d) Total assets	$1,757,767	$5,131,176	$1,112,999	$1,640,574	$1,198,444
(e) Total long-term debt(1)	NIL	NIL	NIL	NIL	NIL

(f) Net Assets	$952,703	$4,595,997	$561,700	$1,172,296	$883,751
(g) Capital Stock	$18,451,320	$18,866,832	$13,314,402	$13,216,707	$11,545,745
(h) No. of Common Shares	107,932,837	100,422,837	69,252,688	67,402,688	50,005,688

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On June 19, 2009 the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $0.8860 (US $1.00 = CDN $1.1287).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	May 2009	April 2009	March 2009	February 2009	January 2009	December 2008
High for Period	1.1872	1.2384	1.3000	1.2707	1.2741	1.2969
Low for Period	1.0961	1.1940	1.2245	0.2098	1.1823	1.1965

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	2008	2007	2006	2005	2004
Average for the period	1.0670	1.0748	1.1319	1.2135	1.3149

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

The Company currently does not have sufficient financial resources on hand to undertake all of its planned exploration programs and meet its general and administrative expenses budgeted through the current fiscal year ending 2009.  The Company completed a private placement of $547,000 in 2008 and received $193,000 from the exercise of options/warrants, both resulting in the issuance of common shares. The Company also raised $333,000 in a private placement and settled $474,940 in outstanding debt in the first quarter of 2009. SEE ITEM 17. FINANCIAL STATEMENTS – Note 6. The development of the Company’s properties in the future will continue to depend upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of December 31, 2008, was $12,956,899. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The Company is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its primary assets are the Kenville Mine Property, the Blu Starr Gemstone Property, the McAllister Pipe Property, all located in south eastern British Columbia, between Nelson and Castlegar. The Company also holds two distinct properties of merit in the Northwest Territories (“NWT”) of Canada for the potential to host diamonds acquired in June of 2005 through to January of 2006.  The diamond properties are all located in the Slave Craton/Lac de Gras region of the NWT the host to Canada’s first two producing diamond mines. See ITEM 4.D Information of the Company – Property, Plants and Equipment for a more complete description of these properties.

The Kenville Mine Property is 100% owned by the Company and is located near Nelson, British Columbia.  It was previously owned by 409556, a former wholly-owned subsidiary of the Company, which has subsequently been wound up.  SEE ITEM 4.A History and Development of the Company. On February 10, 1995, 409556 entered into an option joint venture agreement with Teck Corp. (the “OJV Agreement”).

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

 The Company Common Shares continue to trade on the TSX Venture Exchange (“ASW”), formerly known as the CDNX ; and in the United States on the Over The Counter Bulletin Board (“OTC BB”) (ASWRF”). In February of 2004 the shares were also listed on the Frankfurt Exchange (“AMO.F”). SEE ITEM. 9 THE OFFERING AND LISTING – Offering and Listing Details

B.

Business Overview

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

Before during and after the fiscal year ended December 31, 2008, the Company was engaged in continued exploration of its diamond, precious/base metals and gemstone properties in Canada.

The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.  The recent resurgence of the mining sector and commodities throughout the world with demand and the subsequent increase in the value of precious and base metals appears to be the beginning of a sustained improvement in the outlook for the mining industry.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. At December 31, 2008 the Company had working capital of $36,851. Based on its existing working capital, the Company does not have sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2009. The Company has initially addressed this in the first quarter of 2009 by settling outstanding debt of $474,940.03 and raising $333,000 in a private placement. The Company expects to require additional financing in the future.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. FINANCIAL INFORMATION – Liquidity and Capital Resources.

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

In British Columbia the Company owns the Kenville Mine Property, the Blu Starr Gemstone Property, the McAllister Pipe property, and in the Northwest Territories the Diamond Property known as the Lac de Gras Group of 5 Claims and the Fry Inlet Project within an Option Joint Venture Agreement.

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

Permitting

The Company is currently obtaining all permits required for the new mill operations and explorations programs and underground bulk samplings programs for the 2009 season which commenced in April of 2009. The Company holds the bonding required to enable it to carry on exploration activity at the Kenville Mine Property. The Company intends to continue with the development of the Kenville mine into its new status as a producer of gold and other mineralization.

Plant and Equipment

Facilities at the Kenville Mine Property include a shop and core storage; an engineering office; an office and assay lab; compressor facilities; a Mine Manager’s residence and the plant itself.  The plant consists of a coarse ore bin, jaw crusher, cone crusher, ball mills, flotation cells and fine ore bin, with a crushing capacity of 200tonnes/day.

The underground workings at the Kenville Mine Property are extensive.  The 257 level has been completely rehabilitated in 2008 with track-age and air supply piping throughout this level.  Underground mine facilities are complete with all necessary mining and safety equipment on site.  Electric power is supplied by the City of Nelson. Fresh water is supplied from nearby Eagle Creek.

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

The following summarizes the significant events and transactions in our mineral projects during the period.

Kenville Gold Mine Property 2008 Exploration

The Company drilled in two separate areas of the Kenville property in 2008. The First drill program was on the western portion of the property. The program was successful with strong  initial assay results from multiple high-grade gold and silver intercepts in several newly discovered mineralized quartz veins. During the 2008 drill program, the vein system has been traced for at least 700 meters through the western side of the 100% owned Kenville Mine property.

Assay highlights of 5 mineralized quartz vein intercepts from multiple high-grade intervals from the first 28 drill holes (totaling 8530 meters) include:

* 205.0 g/t gold over 0.3 meters with 182.0 g/t silver & 0.52% copper in Hole AK08-15;

* 115.0 g/t gold over 0.25 meters with 82.2 g/t silver and 1.61% copper in Hole AK08-17;

* 44.7 g/t gold over 0.5 meters with 90.3 g/t silver and 0.26% copper in Hole AK08-07;

* 29.2 g/t gold over 0.32 meters with 54.3 g/t silver and 1.05% copper in Hole AK08-18;

* 10.07 g/t gold over 1.22 meters with 8.43 g/t silver in Hole AK08-24

Geological interpretation has also recognized a fracture or shear zone  that approximately parallels the trend of the high grade quartz veins and like the quartz vein system, can be traced for approximately 700 meters, throughout the west side of the property. The fracture zone is variable in width between approximately 4.5 to 9.95 meters, containing copper grades from 0.49% to 1.53% copper (+/- silver, molybdenum and gold).

Five different drill hole intersections throughout the length of the shear zone resulted in an average copper grade of 0.94 % copper. Further details of this mineralized fracture zone as well as related widespread disseminated or porphyry style copper mineralization will be summarized in a future press release.

Please refer to the company website to view a table summarizing assay results for the more significant gold-bearing quartz vein intercepts at www.anglo-swiss.com. An accompanying drill hole location map can also be viewed on the website. A complete table of assays will be posted upon receipt of all final assay reports.

Leonard Danard, CEO of Anglo Swiss Resources Inc. said, “The Company is highly encouraged by the presence of at least 4 newly discovered high grade quartz veins carrying spectacular gold, silver and copper grades. While there is substantial work and completion planning to be done by the Company, we are enthusiastic about the initial assay results. The results are highly correlative with previous successful drilling at the Kenville Gold Mine property, and we have every reason to expect a significant upside to what is already known for the high-quality Kenville Gold Mine property. The Company is confident that continued exploration will advance this property towards identifying a major resource”

The newly discovered veins on the west side of the property trend northwesterly and dip at around 45 to 60 degrees to the northeast. This vein orientation is consistent with that of the known veins of the adjoining Kenville Gold Mine. Due to the “pinch and swell” nature of the gold-bearing Kenville veins, vein widths may vary between 0.2 meters to 1.0 meters, but recognized veins within the Kenville Mine can reach widths of up to 2 meters.  The highest gold values are generally associated with discrete well-mineralized quartz veins, dominated by heavy clots of pyrite, with lesser concentrations of chalcopyrite, galena and sphalerite. Visible gold has been seen in many of the higher grade vein intercepts, with high gold and silver values showing a strong correlation with variable concentrations of galena +/- sphalerite. Higher-grade vein intervals are also being assayed for tungsten, as scheelite has been observed in a number of the veins.

The second phase of drilling was on the eastern portion of the property which hosts the historic workings of the Kenville Gold Mine. A total of 5,528.15 meters of diamond drilling was carried out on the eastern flank and extensions of the underground Kenville Mine workings, with the drilling of 17 drill holes (AK08-29 to AK08-45). See table below.

“The 2008 drill program was the largest drill program incurred on the Kenville Mine property for over half a century” said Len Danard, President and CEO. “One of the most exciting results of the program is the discovery of at least 4 new high-grade quartz gold veins lying on the west side of the property. This newly discovered high grade gold vein system, which can be traced for at least 700 metres, represents a potential new gold + silver resource on the Kenville property”.

Of the 17 holes drilled from the eastern-Kenville Mine side of the property, 12 holes had at least one significant gold (+/- silver) intercept (> 3 g/t Au) and two of the holes (AK08-36, AK08-37) had up to 4 individual significant gold vein intercepts per hole. Please review the enclosed table for the complete list of the assays.

There were 26 gold intercepts exceeding 3 grams per tonne, with 16 values of 3.14 to 7.37 g/t Au, and 9 values of 9.85 to 73.0 g/t. One intercept in drill hole AK08-37 contained a quartz vein stockwork/silicified zone, which assayed 4.07 g/t Au across 1.67 m (106.68-108.35m). One of the most significant results from the east-side Kenville drill program included two high-grade gold intersects in drill hole AK08-41. This hole contained gold quartz vein intercepts grading 9.85 g/t Au, 23 .0 g/t Ag and a wider quartz vein grading 26.6 g/t Au, 40.2 g/t Ag.  These vein intercepts are significant in that they represent previously unknown southward extensions of the Kenville Mine veins beyond the known mine workings, towards the southernmost Jackpot claim of the Kenville property.

The discovery of  high grade gold bearing quartz veins beyond the known Kenville Mine workings indicates a potential gold and silver resource, unrecognized by previous operators of the Kenville Mine (see drill hole AK08-41 below).

The following table summarizes some of the significant gold assay values from the 2008 drill program carried out on the east side of the Kenville property:

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Other
AK08-29	138.14	138.34	0.2	35.3	13.6	0.42% Zn
AK08-33	254.82	255.4	0.58	6.63
AK08-36	109.19	109.37	0.18	7.37		0.475 % Zn, 0.12% Pb
	117.23	117.73	0.5	6.11
	128.6	128.85	0.25	5.81
	152.74	152.97	0.23	5.26	2.3
AK08-37	34.54	35.11	0.57	15.95
(includes)	34.54	34.73	0.19	41.7	78.9	0.71% Zn, 1.96% Cu
AK08-37	66.85	67.47	0.62	11.6	23.5
“	106.68	108.35	1.67	4.07		Stockwork zone
“	146.4	146.88	0.48	73.0	28.9
AK08-38	68.98	69.63	0.65	12.7	6.8
“	149.97	150.27	0.3	28.7	18.5
AK08-41	215.5	215.83	0.33	9.85	23.0
“	300.35	301.07	0.72	26.6	40.2
AK08-42	248.65	248.93	0.48	6.99
AK08-44	254.36	254.84	0.48	5.62

In addition to the above reported vein intercepts, numerous high-grade gold vein intercepts up to 205 g/t were obtained early in the summer (see News Release October 28, 2008) on the west side of the Kenville property.

The Jackpot claim area located at the southern end of the Kenville property, contains extensive zones of light colored intrusive rock that occur as sill-like bodies of leuco-alkalisyenite. The leucoalkalisyenite sills are locally anomalous in gold, molybdenum, lead and zinc and it is postulated that the sills have a strong genetic relationship for the production of metal-bearing hydrothermal solutions, resulting in the formation of gold-bearing quartz vein structures on the Kenville property.

Concurrent with the quartz vein system are copper-bearing fracture or shear zones with variable associated silver, molybdenum and gold, generally paralleling and lying outbound of the gold veins system. Within this shear zone, drill hole AK08-05 contained a 5.8 m interval assaying 1.53% Cu, 30.9 g/t Ag, 0.6 g/t Au and 0.044 % Mo. Teck drill hole (TK95-03), located approximately 200 m northwest of AK08-05, contained a similar fracture-related mineral zone, assaying 0.93% Cu, 9.37 g/t Ag and 0.046 % Mo across 9.95 m.

The Company is highly encouraged by these new discoveries and will be initiating an underground drill program in 2009, and a surface drill program of at least 10 drill holes to establish the intervening continuity of vein structures from the southern extent of the Kenville Mine underground workings to the area of the Jackpot claim.

2008 Northwest Territories Fry Inlet Property (Optioned)

Fry Inlet Diamond Property the Company performed two exploration programs in 2007 on the Fry property. The Company contracted with Aurora Geosciences Ltd. of Yellowknife, NWT, to immediately conduct ground geophysics consisting of MAG/HLEM surveys. This program preceded the Company's proposed 1,500-metre drill program scheduled for mid summer.

The 2007 geophysics program generated 39 magnetic and 34 electromagnetic anomalies for drilling and a significantly diamondiferous kimberlite was confirmed to date. MPH Consulting Ltd. interpreted the 2006 Fugro airborne survey data earlier this year and its report far exceeded management's expectations as MPH identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s and is contained within a cluster of seven anomalies that the 1,500-metre drill program will test this year.

Ground geophysics to provide initial drill target selection

Aurora's program is based on a survey involving approximately 18.0 line kilometres of total field magnetics and approximately six line kilometres of horizontal loop electromagnetics. Aurora mobilized a six-man crew to conduct this project. Standard gridding was completed on 100-metre lines for the horizontal loop EM surveys. The total field magnetic surveys was completed using non-differential GPS navigation and control.

Anglo Swiss’ technical staff  reviewed MPH's recommendations and selected a cluster of seven targets for NQ drilling, including re-drilling the significantly diamondiferous LI-201 kimberlite upon completion of the ground geophysics program. The data collected by Aurora was again interpreted by MPH Consulting to assist Anglo's technical staff in selecting the order and priority of additional drill targets within the cluster.

In August of 2007 the drill program was initiated. Drilling on the LI-201 kimberlite was carried out over the period Aug. 22 to Sept. 19, 2007. The drilling program consisted of five core holes, totalling 421.6 metres (1,383.2 feet). Two of the drill holes contained intercepts of LI-201 kimberlite. Drill holes Y07-04 and Y07-05 intersected kimberlite totalling 20.25 metres and 14.75 metres, respectively. The material sampled from these two drill holes had a combined weight of 58.0 kilograms, and was obtained from six separate subsamples of split NQ-size drill core. The samples were sent to C.F. Minerals Research Ltd., of Kelowna, B.C., for processing and indicator mineral and microdiamond recovery, and a total of 30 diamonds were recovered. The "Diamond distribution in CIM square mesh sieve classes" table shows the stone size distribution for the combined sample.

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

Other Mineral Projects

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

Location

See Map on page 43 for the location of the Falcon Bay Diamond property.

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

Location

See Map on page 42 for the location of the Fishing Lake Diamond property.

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

Location

See map on page 43 for the location of the Fry Inlet Diamond property.

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

Fry Inlet 2009 Exploration

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

2009 Airborne Geophysics

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

2009 Exploration

Exploration in 2009 will include detailed ground magnetic, ground frequency-domain electromagnetic (HLEM) and gravity grids.  Ground penetrating radar data should also be considered to discriminate targets that are overlain by water.  These data could possibly be used to discriminate the presence of porous kimberlitic material or structural features beneath lake-bottom clays and will include airborne geophysics and surface exploration similar to the Fry Inlet property.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

 Operating results

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2008 and prior, should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 11 of the financial statements of the Company, as well as “Material Differences between Canadian and U.S. Generally Accepted Accounting Principles”, below, set forth the significant measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the fiscal year ended December 31, 2008, the Company was engaged in continued exploration of its Kenville Mine Property, The Fry Inlet and URL Diamond claims, the Blu Starr Gemstone Property, and the McAllister Pipe Property all located in British Columbia.  The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

Fiscal Year ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

During the fiscal year ended December 31, 2008, total assets decreased slightly to $9.55 million from $9.7 million as of December 31, 2007 due to a decrease in working capital as the Company was very active on the development and exploration of the Kenville Gold Mine property. The net income or loss experienced by Anglo Swiss is subject to extremely wide variations arising from such matters as property write-downs and disposition and charges for stock-based compensations.  These non-cash charges are subject to variations from year to year.

Anglo Swiss’s general and administrative expenses have increased substantially over the last two years as the Company initiated both large exploration programs and expansion of the mill facility on the Kenville Gold Mine property. G&A for the years ended December 31, 2008, 2007 and 2006 are $1,354,477, $1,032,750 and $310,205 respectively.

The largest increases incurred during the year ended December 31, 2008 were in three areas. The Company during 2008 recorded a $59,412 charge to Revenue Canada due to the renunciation of exploration expense using the look back rule from a flow through share offering in 2007. The Company also spent $53,907 on its sand and gravel operations for the first time as this resource has been proven in 2008 under the NI 43-

101 reporting guidelines.  Shareholder and Investor Relations increased to $528,448 in 2008 compared to $283,032 during 2007. The Company in 2008 was extremely active in promotion utilising both trade show venues, web awareness campaigns and investor relation companies in both Canada and the United States.

The Company has taken advantage of the increased interest in the mining sector in recent years; raising funds through private placements and becoming more active in property exploration, and the related expenses in filing fees and increasing the investor relations budget over the last two years.

At December 31, 2008 the Company had working capital of $36,851. Based on its existing working capital, the Company does not have sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2009. The Company has initially addressed this in the first quarter of 2009 by settling outstanding debt of $474,940.03 and raising $333,000 in a private placement.

At December 31, 2008 Anglo Swiss had paid up capital of $18,451,320 representing 107,932,837 common shares without par value, and an accumulated deficit of $12,956,899, resulting in a shareholder’s equity (or net assets) of $8,749,967 (2007 - $9,182,444).  Anglo Swiss had working capital of $3,828,978 at December 31, 2007 and a working capital deficiency of $455,069 at December 31, 2006.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at year end 2008 were $400,410 compared to year ended 2007 of $4,117,434. On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees, directors and non-employees.

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

B.

Liquidity and Capital Resources

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2008, the Company was engaged in continued exploration of its diamond, gold and precious/semi-precious gemstone properties, located in the Northwest Territories and south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing or future partners, all of which are beyond the control of the Company.

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

At December 31, 2008 the Company had working capital of $36,851. Based on its existing working capital, the Company does not have sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2009. As previously discussed the Company completed a private placement in Q1 of 2009 and is undertaking another financing at the time of this report.

At December 31, 2008 Anglo Swiss had paid up capital of $18,451,320 representing 107,932,837 common shares without par value, and an accumulated deficit of $12,956,899, resulting in a shareholder’s equity (or net assets) of $8,749,967 (2007 - $9,182,444).  Anglo Swiss had working capital of $3,828,978 at December 31, 2007 and a working capital deficiency of $455,069 at December 31, 2006.

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

The Option Joint Venture Agreement on the Kenville property expired effective September 5, 2006. The Company has received all anniversary payments; the last was paid prior to August 29, 2005.  The Company has received $100,000 in this regard, which is non-refundable. The Company has disputed the alleged expenditures pertaining to the 2005/2006 work programs. An audit was ordered under the terms of the Agreement but it was unable to determine the expenditures incurred as the Optionees refused to comply with the Audit. The Company is defending its 100% ownership of the Kenville property and is aggressively exploring this property in 2007 through 2008.

Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The Company believes that there is minimal risk in losing any of its mineral claims as they are all in good standing up to 2016 at the Kenville Mine property and 2010 to 2011 on the Blu Starr property.  The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year and about half that amount annually to retain the McAllister property.

The diamond properties held in the NWT require annual expenditures of approximately $2 per acre and the Company intends to perform the required work or post a bond in lieu of. The Company has over its more recent years advanced its properties through partners who incurred exploration expenditures on the Company’s properties under the terms of their option agreements and may utilise partners to advance some of the properties held in the NWT as well. The Company’s work report on the Fry Inlet property has recently been accepted and all the mineral claims are in good standing through 2012.

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

Fiscal Year ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007.

As at December 31, 2008 the Company’s current cash assets totalled $642,700 compared to $4,151,934 at December 31, 2007.  The Company had working capital of $36,851 at year end 2008 compared to $3,828,978 for 2007. Based on its existing working capital, the Company does not have sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2009. The Company has initially addressed this in the first quarter of 2009 by settling outstanding debt of $474,940.03 and raising $333,000 in a private placement.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2008 increased to $805,064 compared to $535,179 at December 31, 2007. The Company settled an outstanding debt in Q1 of 2009 for $474,940.03 and raised $333,000 in a private placement. Included in the current liabilities at December 31, 2008 were $32,654, while at year end 2007 $311,282 was due to related parties (directors and a law firm to which an officer of the Company is a partner in). Accrued liabilities consists principally of accounting/audit costs $23,500, a charge for BC Capital Tax of $75,300, and the annual property taxes of $7,289 on the surface rights owned at the Kenville.

The Company’s working capital decreased to $36,851 compared to $3,828,978 at year end December 31, 2007. The Company incurred major expenses at its Kenville Gold Mine property in 2008 of $2,911,376 in exploration expenses and approximately $400,000 on expanding the Mill facility.  The Company also raised $740,000 from the issuance of shares and warrants in 2008 compared to $6,619,579 in 2007. As a result share capital at December 31, 2008 showed $18,451,320 compared to  $18,866,832 in share capital at December 31, 2007.

The Company’s largest cash outflow other than exploration and development costs associated with the Kenville Gold Mine property continues to be the ongoing general and administrative expense for the years, which at December 31, 2008 were $1,354,477 and $1,032,750 for the year ended December 31, 2007. The G&A expenses do not include non-cash items of $671,990 and $338,941 for stock-based compensation charges for the 2008 and 2007 years respectively and a $98,101 write down in 2007 of various diamond properties in the NWT of Canada.

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

Fiscal Year ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006.

As at December 31, 2007 the Company’s current cash assets totalled $64,871 and carried a working capital of $3,828,978. In 2006 the Company had cash assets of $64,871 at the year end December 31, 2006 and a deficit of $455,069. The Company completed four private placements in 2007 for $6,068,063.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2007 decreased slightly to $535,179 from $551,299 in 2007. Related parties (directors and a law firm to which an officer of the Company is a partner in) increased to $389,280 (2006 - $328,620). The Company has no long term debt.

Share capital increased in 2007 due to the four private placement and the exercise of warrants and options for $6,619,579 at $0.10 to $0.475 per share to $18,866,832. At December 31, 2006 the Company showed $13,314,402 in share capital.

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

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended December 31, 2008, 2007, and 2006 would have been $4,189,310, 2,591,843 and $1,197,852 respectively.

Outlook

For the remainder of the fiscal year ending December 31, 2009, the Company’s activities will focus primarily on the Kenville Gold Mine property in south-eastern British Columbia.

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

Kenville Gold Mine property

2008 Exploration

The Company drilled in two separate areas of the Kenville property in 2008. The First drill program was on the western portion of the property. The program was successful with strong  initial assay results from multiple high-grade gold and silver intercepts in several newly discovered mineralized quartz veins. During the 2008 drill program, the vein system has been traced for at least 700 meters through the western side of the 100% owned Kenville Mine property.

Assay highlights of 5 mineralized quartz vein intercepts from multiple high-grade intervals from the first 28 drill holes (totaling 8530 meters) include:

* 205.0 g/t gold over 0.3 meters with 182.0 g/t silver & 0.52% copper in Hole AK08-15;

* 115.0 g/t gold over 0.25 meters with 82.2 g/t silver and 1.61% copper in Hole AK08-17;

* 44.7 g/t gold over 0.5 meters with 90.3 g/t silver and 0.26% copper in Hole AK08-07;

* 29.2 g/t gold over 0.32 meters with 54.3 g/t silver and 1.05% copper in Hole AK08-18;

* 10.07 g/t gold over 1.22 meters with 8.43 g/t silver in Hole AK08-24

Geological interpretation has also recognized a fracture or shear zone  that approximately parallels the trend of the high grade quartz veins and like the quartz vein system, can be traced for approximately 700 meters, throughout the west side of the property. The fracture zone is variable in width between approximately 4.5 to 9.95 meters, containing copper grades from 0.49% to 1.53% copper (+/- silver, molybdenum and gold).

Five different drill hole intersections throughout the length of the shear zone resulted in an average copper grade of 0.94 % copper. Further details of this mineralized fracture zone as well as related widespread disseminated or porphyry style copper mineralization will be summarized in a future press release.

Please refer to the company website to view a table summarizing assay results for the more significant gold-bearing quartz vein intercepts at www.anglo-swiss.com. An accompanying drill hole location map can also be viewed on the website. A complete table of assays will be posted upon receipt of all final assay reports.

Leonard Danard, CEO of Anglo Swiss Resources Inc. said, “The Company is highly encouraged by the presence of at least 4 newly discovered high grade quartz veins carrying spectacular gold, silver and copper grades. While there is substantial work and completion planning to be done by the Company, we are enthusiastic about the initial assay results. The results are highly correlative with previous successful drilling at the Kenville Gold Mine property, and we have every reason to expect a significant upside to what is already known for the high-quality Kenville Gold Mine property. The Company is confident that continued exploration will advance this property towards identifying a major resource”

The newly discovered veins on the west side of the property trend northwesterly and dip at around 45 to 60 degrees to the northeast. This vein orientation is consistent with that of the known veins of the adjoining Kenville Gold Mine. Due to the “pinch and swell” nature of the gold-bearing Kenville veins, vein widths may vary between 0.2 meters to 1.0 meters, but recognized veins within the Kenville Mine can reach widths of up to 2 meters.  The highest gold values are generally associated with discrete well-mineralized quartz veins, dominated by heavy clots of pyrite, with lesser concentrations of chalcopyrite, galena and sphalerite. Visible gold has been seen in many of the higher grade vein intercepts, with high gold and silver values showing a strong correlation with variable concentrations of galena +/- sphalerite. Higher-grade vein intervals are also being assayed for tungsten, as scheelite has been observed in a number of the veins.

The second phase of drilling was on the eastern portion of the property which hosts the historic workings of the Kenville Gold Mine. A total of 5,528.15 meters of diamond drilling was carried out on the eastern flank and extensions of the underground Kenville Mine workings, with the drilling of 17 drill holes (AK08-29 to AK08-45). See table below.

“The 2008 drill program was the largest drill program incurred on the Kenville Mine property for over half a century” said Len Danard, President and CEO. “One of the most exciting results of the program is the discovery of at least 4 new high-grade quartz gold veins lying on the west side of the property. This newly discovered high grade gold vein system, which can be traced for at least 700 metres, represents a potential new gold + silver resource on the Kenville property”.

Of the 17 holes drilled from the eastern-Kenville Mine side of the property, 12 holes had at least one significant gold (+/- silver) intercept (> 3 g/t Au) and two of the holes (AK08-36, AK08-37) had up to 4 individual significant gold vein intercepts per hole. Please review the enclosed table for the complete list of the assays.

There were 26 gold intercepts exceeding 3 grams per tonne, with 16 values of 3.14 to 7.37 g/t Au, and 9 values of 9.85 to 73.0 g/t. One intercept in drill hole AK08-37 contained a quartz vein stockwork/silicified zone, which assayed 4.07 g/t Au across 1.67 m (106.68-108.35m). One of the most significant results from the east-side Kenville drill program included two high-grade gold intersects in drill hole AK08-41. This hole contained gold quartz vein intercepts grading 9.85 g/t Au, 23 .0 g/t Ag and a wider quartz vein grading 26.6 g/t Au, 40.2 g/t Ag.  These vein intercepts are significant in that they represent previously unknown southward extensions of the Kenville Mine veins beyond the known mine workings, towards the southernmost Jackpot claim of the Kenville property.

The discovery of  high grade gold bearing quartz veins beyond the known Kenville Mine workings indicates a potential gold and silver resource, unrecognized by previous operators of the Kenville Mine (see drill hole AK08-41 below).

The following table summarizes some of the significant gold assay values from the 2008 drill program carried out on the east side of the Kenville property:

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Other
AK08-29	138.14	138.34	0.2	35.3	13.6	0.42% Zn
AK08-33	254.82	255.4	0.58	6.63
AK08-36	109.19	109.37	0.18	7.37		0.475 % Zn, 0.12% Pb
	117.23	117.73	0.5	6.11
	128.6	128.85	0.25	5.81
	152.74	152.97	0.23	5.26	2.3
AK08-37	34.54	35.11	0.57	15.95
(includes)	34.54	34.73	0.19	41.7	78.9	0.71% Zn, 1.96% Cu
AK08-37	66.85	67.47	0.62	11.6	23.5
“	106.68	108.35	1.67	4.07		Stockwork zone
“	146.4	146.88	0.48	73.0	28.9
AK08-38	68.98	69.63	0.65	12.7	6.8
“	149.97	150.27	0.3	28.7	18.5
AK08-41	215.5	215.83	0.33	9.85	23.0
“	300.35	301.07	0.72	26.6	40.2
AK08-42	248.65	248.93	0.48	6.99
AK08-44	254.36	254.84	0.48	5.62

In addition to the above reported vein intercepts, numerous high-grade gold vein intercepts up to 205 g/t were obtained early in the summer (see News Release October 28, 2008) on the west side of the Kenville property.

The Jackpot claim area located at the southern end of the Kenville property, contains extensive zones of light colored intrusive rock that occur as sill-like bodies of leuco-alkalisyenite. The leucoalkalisyenite sills are locally anomalous in gold, molybdenum, lead and zinc and it is postulated that the sills have a strong genetic relationship for the production of metal-bearing hydrothermal solutions, resulting in the formation of gold-bearing quartz vein structures on the Kenville property.

Concurrent with the quartz vein system are copper-bearing fracture or shear zones with variable associated silver, molybdenum and gold, generally paralleling and lying outbound of the gold veins system. Within this shear zone, drill hole AK08-05 contained a 5.8 m interval assaying 1.53% Cu, 30.9 g/t Ag, 0.6 g/t Au and 0.044 % Mo. Teck drill hole (TK95-03), located approximately 200 m northwest of AK08-05, contained a similar fracture-related mineral zone, assaying 0.93% Cu, 9.37 g/t Ag and 0.046 % Mo across 9.95 m.

The Company is highly encouraged by these new discoveries and will be initiating an underground drill program in 2009, and a surface drill program of at least 10 drill holes to establish the intervening continuity of vein structures from the southern extent of the Kenville Mine underground workings to the area of the Jackpot claim.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Leonard  R. Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 62 years old.

Christopher C. Robbins

Mr. Robbins is a director and Vice President of the Company.  He has been a director since November 25, 1994 and vice-president since June of 1999.  He has business experience in public relations, corporate governance and financing for over 20 years, both in private and public sectors.  Before his involvement with Anglo Swiss, Mr. Robbins was a consultant to a telecommunications firm, which also went public.  Mr. Robbins is 50 years old.

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville, Blu Starr and McAllister properties.  Mr. Wolbaum has extensive corporate experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 65 years old.

Greg Pendura, M.Ed.

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc.  An original founder of the company he recently retired as President, CEO and Chairman of the Board.  During his tenure with Resin Systems Inc., he was instrumental in the company achieving a market capitalization of over $200 million as well as raising in excess of $100 million during its formative years. Mr. Pendura is 61 years old.

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

During the fiscal year ended December 31, 2008, the Company accrued a total $32,654 (2007 - $311,282)  in cash compensation due to directors and organizations controlled by directors. The Company also has Nil in 2008 (2007 - $77,998) due to a law firm in which an officer of the Company is a partner. These amounts do not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2008 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2008, 2007 and 2006 in respect of the individuals who were, at December 31, 2008, the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options granted (#)(2) (f)	Restricted Shares or Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Len Danard President and CEO	2008 2007 2006	120,000 120,000 30,000	NIL Nil Nil	Nil Nil Nil	5,500,000 4,000,000 2,800,000	n/a n/a n/a	n/a n/a n/a	Nil Nil Nil
Chris Robbins Vice President	2008 2007 2006	96,000 96,000 30,000	Nil Nil Nil	Nil Nil Nil	4,500,000 4,000,000 2,700,000	n/a n/a n/a	n/a n/a n/a	Nil Nil Nil
Brian Canfield Secretary	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	250,000 250,000 250,000	n/a n/a n/a	n/a n/a n/a	Nil Nil Nil

(1)

Fiscal years ended December 31, 2008, 2007, and 2006 .

(2)

Indicates total options held in each of the fiscal periods down.

Option Grants in Last Fiscal Year

The following table, if required, sets forth stock options granted during the fiscal year ended December 31, 2008 to the Named Executive Officers:

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted*	No. of Options Granted	Exercise Price	Expiry Date	Market Value of Shares Underlying Options at Date of Grant ($/share)
Leonard Danard	Director	30%	1,500,000	$0.25	2013/06/18	$0.25

Chris Robbins	Director	15%	750,000	$0.25	2013/06/18	$0.25
Brian Canfield	Corporate Secretary	Nil	NIL	NIL	NIL	Nil

* Percentage of total options granted during the year ended December 31, 2008.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 2008 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name of Optionee	Securities Acquired on Exercise	Aggregate Value Realized(1)	Options at Fiscal year-End Exercisable/Un-exercisable	Value of Exercisable/Unexercised In-the-Money Options at Year-End
Len Danard	NIL		3,462,500/1,237,500	NIL/NIL
Chris Robbins	250,000	$25,000	3,256,125/793,875	NIL/NIL
Brian Canfield	NIL		250,000/NIL	NIL/NIL

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

The following table, if required, sets forth stock options granted by the Company during the fiscal year ended December 31, 2008 to directors who are not Named Executive Officers of the Company.

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted	No. of Optioned Shares	Exercise Price	Expiry Date	Total No. of Options Granted in Past 12 Months
Leroy Wolbaum	Director	10%	500,000	$0.25	2013/06/18	500,000
Greg Pendura	Director	20%	1,000,000	$0.25	2013/06/18	1,000,000
Edward J Nunn	Director	15%	750,000	$0.25	2013/06/18	750,000

The following table, if required, sets forth detail of all exercises of stock options during the fiscal year ended December 31, 2008 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name of Optionee	Securities Acquired on Exercise	Aggregate Value Realized(1)	Options at Fiscal year-End Exercisable/Un-exercisable	Value of Exercisable/Unexercised In-the-Money Options at Year-End
Edward J Nunn	NIL	NIL	531,250/718,750	NIL/NIL
Leroy Wolbaum	250,000	$25,000	887,500/312,500	NIL/NIL
Greg Pendura	250,000	$25,000	1,125,000/625,000	NIL/NIL

(1) Calculated using the closing price on the exercise date for a board lot of common shares on the TSX Venture Exchange.

C.

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Len Danard has been a director, President and the Chief Executive Officer of the Company since December 14, 1992.  Leroy Wolbaum has been a director of the Company since August 30, 1993.  Chris Robbins has been a director of the Company since November 25, 1994 and Vice President of the Company effective June 25, 1999.  Brian Canfield has been a director and Corporate Secretary of the Company since June 25, 1999; Mr. Canfield resigned as a director on January 9, 2003 and is currently an officer of the Company. Mr. Greg Pendura became a director on March 12, 2007. Mr. Edward J Nunn P.Eng became a director on March 11, 2008.

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

D.

Employees

During the fiscal year ended December 31, 2008 the Company had a number of employees on a seasonal basis as it explored and developed the Kenville Gold Mine property. The number ranged from four to twenty-one between April of 2008 through to December 15, 2008 when the property was closed for the winter. The Corporate office has two employees, consisting of the CEO and Vice President who oversee the day to day development of the Company.  The Company utilizes independent consultants and casual labour sporadically when it is undertaking exploration programs or staking mineral claims. The Company expects to continue to contract out exploration responsibilities to the partners it attracts to its properties or independent contractors with expertise in their required fields.

 E.

Share Ownership

See Item 6.A Directors, Senior Management and Employees – Directors and Senior Management for a summary of all common shares of the Company held by the directors and senior management.

The following table sets forth a summary of the details of all options and warrants to purchase shares of the Company held by directors and senior management to the Company as at June 1, 2009.  As at June 1, 2009 there were an aggregate of 19,500,000 stock options outstanding of the 20,250,000 authorized under the Plan to officers, directors, consultants and employees of the Company; 750,000 options were exercised during the year ended December 31, 2008.

Name

# of Common

  # of Warrants

Beneficial Percentage

Exercise    Expiry

Shares Held

or Options Held

Ownership(1)

Price

     Date

Exercisable/

(Un-exercisable)

Len Danard

1,883,520

5.6%

N/A

N/A

349,000/(1,396,000)

$0.14

04/28/2014

750,000/(750,000)

$0.25

06/18/2013

2,000,000/NIL

$0.11

11/17/2010

1,200,000/NIL

$0.10

07/18/2012

120,000/NIL

$0.18

17/12/2009

Chris Robbins

2,231,138

5.7%

N/A

N/A

200,000/(600,000)

$0.14

04/28/2014

375,000/(375,000)

$0.25

06/18/2013

2,000,000/NIL

$0.11

11/17/2010

1,300,000/NIL

$0.10

07/18/2012

300,000/NIL

$0.18

17/12/2009

Leroy Wolbaum

1,549,020

2.3%

N/A

N/A

125,000/(375,000)

$0.14

04/28/2014

250,000/(250,000)

$0.25

06/18/2013

500,000/NIL

$0.11

11/17/2010

200,000/NIL

$0.10

03/13/2012

Edward J Nunn

   NIL

0.6%

N/A

N/A

25,000/(75,000)

$0.14

04/28/2014

337,500/(167,500)

$0.27

03/11/2013

375,000/(375,000)

$0.25

06/18/2013

Greg Pendura

360,000

1,000,000/NIL

1.0%

$0.10

03/13/ 2012

500,000/(500,000)

$0.25

06/18/2013

110,000/(440,000)

$0.14

04/28/2014

Brian Canfield

   250,000

0.2%

N/A

N/A

250,000/(NIL)

$0.11

11/17/ 2010

Totals

 6,273,678

12,016,500/(5,303,500)

16.28%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 1, 2009, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 112,292,837 Common Shares outstanding as of June 1, 2009, plus the exercisable shares that are deemed outstanding as listed in this table.

2009 Share Option Plan (the “2009 Plan”)

Options for executive officers are granted initially at the time of employment.  Option grants for all employees including executive officers are reviewed on an annual basis.

The 2009 Plan has been drafted to comply with Exchange policies and will seek approval at the upcoming annual general meeting by a ¾ majority of disinterested shareholders. It reserves 22,250,000 common shares for issuance pursuant to the exercise of options granted pursuant to the 2009 Plan being less than 20% of the number of issued and outstanding common shares as at the effective date of the 2009 Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the 2009 Plan.

The 2009 Plan provides that eligible persons there under include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the 2009 Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The 2009 Plan is administered by the board of directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the board of (the “Option Committee”). The board of directors has authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise-ability of the option. At a minimum, unless approval of the Exchange is received, options will vest in equal instalments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the 2009 Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of the grant.

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

The 2009 Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares under any other share compensation arrangement. Under the 2009 Plan, the maximum number of common shares that may be issued to any one participant, or to any one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the 2009 Plan.

As at June 1, 2009 there were an aggregate of 19,500,000 stock options outstanding of the 20,250,000 authorized under the 2008 Stock Option Plan.

Item 7.

MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.

Major Shareholders

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or any foreign government.

As at June 22, 2009 and except for the officers and directors as a group (as summarized in Item 6.E Directors, Senior Management and Employees – Share Ownership), the Company is aware of the following persons or groups of persons which are registered as owning more than 10% of the Company’s issued and outstanding common shares.

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	CDS & Co.	81,112,542	72.2
Common Shares	DTC (formerly Cede & Co.)	14,468,790	12.8

(1) No officer or director individually owns or controls more than 10% of the Company’s shares.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 22, 2009 there were 112,297,837 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 2,821 registered holders of the Company’s common shares resident in the United States, holding an aggregate 4,378,485 common shares.  This number represents approximately 3.89% of the total issued and outstanding common shares of the Company as at June 22, 2009.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2008, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2008 which contain an Audit Report dated April 24, 2009, Balance Sheets as of December 31, 2008 and 2007, Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2008, 2007 and 2006 statements of Cash flows for the Fiscal Years Ended December 31, 2008, 2007 and 2006 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange, (formerly known as the CDNX) until June, 2009, for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share

May 2009 April 2009 March 2009 February 2009 January 2009 December 2008	0.19 0.19 0.195 0.11 0.11 0.135	0.12 0.13 0.09 0.08 0.075 0.065
2008 Fourth Quarter Third Quarter Second Quarter First Quarter	0.24 0.305 0.32 0.47	0.07 0.175 0.185 0.19
2007 Fourth Quarter Third Quarter Second Quarter First Quarter	0.67 0.19 0.125 0.12	0.16 0.085 0.085 0.05
2006	0.16	0.05
2005	0.18	0.065
2004	0.185	0.06

The closing price of the Company’s common shares on the TSX Venture Exchange, on June 22, 2009 was $0.26.

The high and low sale prices (US$) for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2009 April 2009 March 2009 February 2009 January 2009 December 2008	0.18 0.159 0.16 0.089 0.099 0.102	0.093 0.08 0.076 0.065 0.055 0.054
2008 Fourth Quarter Third Quarter Second Quarter First Quarter	0.21 0.286 0.32 0.551	0.054 0.161 0.166 0.165

2007 Fourth Quarter Third Quarter Second Quarter First Quarter	0.72 0.18 0.126 0.10	0.29 0.09 0.06 0.025
2006	0.145	0.042
2005	0.15	0.05
2004	0,18	0.065

The closing price of the Company’s common shares on the Over the Counter Bulletin Board on June 22, 2009 was US$0.22.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried our an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008 pursuant to Exchange Rule 13a-15(e) or Rule 15d-15(e).  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report were effective to provide reasonable assurance that the information required to be disclosed in the reports of the Company files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  In making this assessment, management used the criteria described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Management’s assessment in accordance with the Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2008.

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

International Financial Reporting Standards

On 2/13/2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.  The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after 1/1/2011.  For PAE’s with a December 31st year-end, the first un-audited interim financial statements under IFRS will be the quarter ending 3/31/2011, with comparative financial information for the quarter ended 3/31/2010.  The first audited annual financial statements will be for the year ending 12/31/2011, with comparative financial information for the year ended 12/31/2010.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the 1/1/2010 opening balance sheet that will be issued as part of the comparative financial information in the 3/31/2011 un-audited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified.  Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a.

Impairment: Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

b.

Mineral resources: At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

c.

Business combinations: The effect of IFRS on the Company’s present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

d.

Foreign currency: The adoption of IFRS will involve the identification of a functional currency.  At present, it appears that the Canadian dollar is the Company’s functional currency and the Mexico peso is the subsidiaries’ functional currency.  Upon consolidation, the presentation currency will be that of the parent’s functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation.  In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

e.

Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company’s audit committee are accounting professionals and have taken professional development courses relevant to IFRS conversion, and as such, do not need to be convinced or re-educated as to the specifics of IFRS conversion.  The Company’s staff, in conjunction with its CFO, have adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company.  The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2009 and 2010, in anticipation of the preparation of the 1/1/2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

New Accounting Standards Not Yet Adopted: Goodwill and intangible assets

In February 2008, the CICA issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA Handbook Section 3062, “Goodwill and Other Intangible Assets” as well as CICA Handbook Section 3450, “Research and Development”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As this standard applies to interim and annual financial statements for fiscal years beginning on or after 10/1/2008, the

Company will adopt this new standard effective 1/1/2009 (the first day of the Company’s 2009 fiscal year) retrospectively with a restatement of prior periods.  Implementation of this new standard is not expected to have a material impact on the Company’s financial statements and disclosures.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal years ended December 31, 2008 and 2007, the Company paid or accrued the following amounts of fees to De Visser Gray, Chartered Accountants for the following category of services:

Type of Fees

Amount Paid or Incurred

           Percentage of Services

Audit Fees

$23,000

94.6%

Audit Related Fees

         -

    -

Tax Fees

  $1,300

  5.4%

All other Fees

         -

    -

Total fees

 $24,300

100%

Type of Fees

Amount Paid or Incurred

           Percentage of Services

Audit Fees

$23,000

90.1%

Audit Related Fees

         -

    -

Tax Fees

  $2,500

 9.98%

All other Fees

         -

    -

Total fees

 $25,500

100%

In respect of work undertaken for the fiscal year ended December 31, 2006, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers, LLP., the Company’s principal accountant, for the following category of services:

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended December 31, 2008, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended December 31, 2008, which is the period covered by this Annual Report on Form 20F.

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a)

Certifications

C1 & C2

(b)

Financial Statements

F1 to F26

Description of Document	Page Number
Cover Sheet	F1
Management’s Responsibility for Financial Reporting	F2
Auditors’ Report dated April 24, 2009	F3
Balance Sheets as at December 31, 2008 and 2007	F4
Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2008, 2007 and 2006	F5
Statements of Cash Flows for the Fiscal Years Ended December 31, 2008, 2007 and 2006	F6
Notes to the Financial Statements	F7

(c)

Exhibits

Page Number
Exhibit 99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.99.1 Section 1350, as adopted pursuant to Section 906 of the Sorbanes-Oxley Act of 2002	E99.1
Exhibit 99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.99.2 Section 1350, as adopted pursuant to Section 906 of the Sorbanes-Oxley Act of 2002	E99.2

Exhibit No.	Description of Document	Page Number
4.1.(1)	Blu Starr Joint Participation Agreement	N/A
4.2(1)	Catamayo Joint Participation Agreement	N/A
5.2(2)	Purchase Agreement Till Claims 1-7, NWT	N/A
5.3(2)	New Shoshoni Option & Joint Venture Agreement, NWT	N/A
5.4(2)	Purchase Agreement PQ Claim 1-25, NWT	N/A
5.5(2)	Purchase Agreement MS Claims, NWT	N/A
5.6(3)	2007 Stock Option Plan	N/A
6.1(4)	Purchase Agreement for UL 1&2 and AFR 6&7 Claims	N/A
6.2(4)	Claim Transfer Agreement for UL 3, 4 & 5	N/A
7.1(5)	Employment Agreement – Danard	N/A

7.2(5)	Employment Agreement - Robbins	N/A
(1)	The documents(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 1999 and are hereby incorporated by reference in their entirety.
(2)	The document(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 2005 and are hereby incorporated by reference in their entirety.
(3)	The document(s) has been previously filed under a Form 6K dated January 18, 2006 #06534889, and are hereby incorporated by reference in their entirety.
(4)	The document(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 2006 and are hereby incorporated by reference in their entirety.
(5)	The document(s) are contained in the Company’s Form 20-F filing for the year ended December 31, 2007 and are hereby incorporated by reference in their entirety.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 26th. day of June 2009.

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

June 22, 2009

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

June 22, 2009

SIGNED “CHRIS ROBBINS”

Chris Robbins, Chief Financial Officer

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

April 24, 2009

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

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

The financial statements at December 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to shareholders dated April 25, 2007.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 24, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of PCAOB, our report to the shareholders dated April 24, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 24, 2009

Anglo Swiss Resources Inc.

(an exploration stage company)

Balance Sheets

As at December 31,

(expressed in Canadian dollars)

	2008 $	2007 $

Assets

Current assets
Cash and cash equivalents	400,410	4,117,434
Term deposits	242,290	34,500
Subscriptions receivable	-	112,370
GST and other amounts receivable	186,993	95,613
Prepaid expenses	12,222	4,240

	841,915	4,364,157

Reclamation bonds (note 3)	25,876	20,800

Property, plant and equipment (note 4)	889,976	746,219

Mineral property costs (note 5)	7,797,264	4,586,447

	9,555,031	9,717,623

Liabilities

Current liabilities
Accounts payable and accrued liabilities	805,064	535,179

Shareholders’ Equity

Capital stock (note 6)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
107,932,837 (2007 - 100,422,837) common shares	18,451,320	18,866,832

Obligation to issue shares	130,000	-)

Options (note 7)	1,745,590	1,124,470

Warrants (note 7)	941,549	768,541

Contributed surplus (note 7)	438,407	401,007

Deficit	(12,956,899)	(11,978,406)

	8,749,967	9,182,444

	9,555,031	9,717,623
Continuance of operations (note 1)
Outstanding matters (note 12)

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of operations, comprehensive loss and deficit

As at December 31,

(expressed in Canadian dollars)

	2008 $	2007 $	2006 $

Interest and other income	78,639	13,503	4,172

Expenses
Capital tax and interest recovery	-	(75,300)	-
Administrative	82,589	100,157	47,169
Consulting fees (note 10(b))	241,400	216,000	60,000
Depreciation	238,405	253,670	4,083
Filing fees	20,568	27,188	27,224
Foreign exchange loss	(22,793)	4,902	-
General exploration	19,020	11,761	8,743
Sand and gravel operations	53,907	-	-
Interest	38,743	15,058	55,832
Part XII.6 Tax	59,412	-	-
Professional fees	96,746	136,351	38,121
Shareholders’ and investor relations (note 10(c))	528,448	283,032	48,506
Stock-based compensation (note 7)	671,990	338,941	481,234
Transfer agent fees	17,232	17,241	15,627
Travel and promotion	59,439	56,193	9,072
Write-down of mineral properties	-	986,101	-

Loss before income taxes	2,026,467	2,357,792	791,439

Income tax recovery – future income taxes	(1,047,974)	(29,002)	(103,978)

Net loss and comprehensive loss for the year	978,493	2,328,790	687,461

Deficit - Beginning of year	11,978,406	9,649,616	8,962,155

Deficit - End of year	12,956,899	11,978,406	9,649,616

Weighted average number of shares outstanding	101,837,179	78,855,193	68,413,510

Basic and diluted loss per share	$ 0.01	$ 0.03	$ 0.01

Anglo Swiss Resources Inc.

(an exploration stage company)

For the years ended December 31, 2008, 2007 and 2006

	2008 $	2007 $	2006 $
Cash flows used in operating activities
Net loss for the year	(978,493)	(2,328,790)	(687,461)
Items not affecting cash
Depreciation	238,405	253,670	4,083
Write-down of mineral properties	-	986,101	-
Stock-based compensation	671,990	338,941	481,234
Income tax recovery	(1,047,974)	(29,002)	(103,978)
Accrued interest income	(7,866)
Capital tax and interest recovery	-	(75,300)	-
Management services rendered for shares	92,000

Changes in non-cash working capital
Amounts receivable	(91,380)	(183,596)	(7,630)
Prepaid expenses	(7,982)	2,732	(5,725)
Accounts payable and accrued liabilities	(300,067)	59,180	12,588

	(1,431,367)	(976,064)	(306,889)
Cash flows from financing activities
Proceeds from issuance of private placements, options and warrants	740,000	6,619,579	85,000
Obligation to issue shares	130,000	-	-
Subscription received	112,370
Share issue costs	(40,000)	(303,378)	-

	942,370	6,316,201	85,000
Cash flows used in investing activities
Purchase of equipment	(382,162)	(1,920)	(1,922)
Purchase of term deposit	(200,000)	(34,500)	-
Reclamation bonds	(5,000)	(2,000)	-
Mineral property costs	(2,640,865)	(1,249,154)	(314,957)

	(3,228,027)	(1,287,574)	(316,879)
Increase (decrease) in cash and cash equivalents	(3,717,024)	4,052,563	(538,768)

Cash and cash equivalents - Beginning of year	4,117,434	64,871	603,639

Cash and cash equivalents - End of year	400,410	4,117,434	64,871

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	-	-	125,000
Shares issued for agent issue costs	-	97,851	-
Excluded accounts payable relating to mineral properties	-	-	70,434

Anglo Swiss Resources Inc.

(an exploration stage company)

For the years ended December 31, 2008, 2007 and 2006

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of mineral property interests in Canada.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage with no major source of operating revenue and is dependent upon equity financing to maintain its current operations.

These financial statements have been prepared on the basis of the Company being a going concern and able to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

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

Anglo Swiss Resources Inc.

(an exploration stage company)

For the years ended December 31, 2008, 2007 and 2006

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

Anglo Swiss Resources Inc.

(an exploration stage company)

For the years ended December 31, 2008, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2008, the Company does not have any asset retirement obligations.

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

Anglo Swiss Resources Inc.

(an exploration stage company)

For the years ended December 31, 2008, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(a)

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

All financial instruments are classified into one of the following five categories: held for trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

In accordance with this new standard, the Company has classified its financial instruments as available for sale investments. Such investments are measured at fair market value in the financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

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

Effective January 1, 2008, the Company adopted certain new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). Those standards and the required disclosures in connection with their adoption are listed below.

(a)

CICA Handbook Section 1535 - Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The capital of the Company consists of items included in shareholder’s equity.  The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the acquisition, exploration and development of its resource assets.  There were no changes to in the Company’s capital management approach during the nine months ended September 30, 2008.  The Company is not currently subject to externally imposed capital requirements.

(b)

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

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.  Cash, cash equivalents, and term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in comprehensive income.  Amounts receivable, reclamation bonds, accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instrument risk exposure and risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk is limited to trade receivables in the ordinary course of business and the quality of its financial investments. As at December 31, 2008, the Company’s financial instruments consist of interest-bearing short term investment-grade issued by a Canadian chartered bank.  The Company does not believe that it is exposed to significant credit risk on financial instruments issued by the Canadian chartered bank.

Market risk: interest rate risk

The Company’s exposure to interest rate risk on its cash, cash equivalents and short-term investments, is minimized as all instruments are for short terms.

Liquidity risk

The Company manages its liquidity risk by ensuring that there is sufficient capital in order to meet the short-term business requirements.  The Company maintains cash and short-term investments which are available on demand for this purpose.

Accounting standards to be adopted:

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

3.

RECLAMATION BONDS

The Company has reclamation bonds outstanding totalling a principal amount of $25,800 to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties. These investments are recorded at market value and earn interest at market rates.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

4.

Property, plant and equipment

	2008

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment	1,469,992	591,055	878,937
Office equipment	34,517	27,916	6,601
Motor vehicles	19,564	15,126	4,438

	1,524,073	634,097	889,976

	2007

	Cost $	Accumulated depreciation $	Net $

Mine plant and equipment	1,090,003	355,931	734,072
Office equipment	32,846	27,039	5,807
Motor vehicles	19,564	13,224	6,340

	1,142,413	396,194	746,219

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

5.

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $

Kenville (a)
Balance - December 31, 2006	1,377,476	60,366	1,437,842
Expenditures	-	420,796	420,796

Balance - December 31, 2007	1,377,476	481,162	1,858,638
Expenditures	-	2,911,376	2,911,376

Balance - December 31, 2008	1,377,476	3,392,538	4,770,014

Blu Starr (b)
Balance - December 31, 2006	812,306	555,466	1,367,772
Expenditures	-	15,157	15,157

Balance - December 31, 2007	812,306	570,623	1,382,929
Expenditures	-	174,703	174,703

Balance - December 31, 2008	812,306	745,326	1,557,632

McAllister (c)
Balance - December 31, 2006 and 2007	-	7,967	7,967
Expenditures	-	600	600

Balance - December 31, 2008	-	8,567	8,567

Till Claims (d)
Balance - December 31, 2006	114,500	-	114,500
Write - down	(114,500)	-	(114,500)

Balance - December 31, 2007 and 2008	-	-	-

New Shoshoni Claims (e)
Balance - December 31, 2006	99,000	287,212	386,212
Acquisition costs	35,000	-	35,000
Expenditures	-	778,201	778,201

Balance - December 31, 2007	134,000	1,065,413	1,199,413
Expenditures	-	113,834	113,834

Balance - December 31, 2008	134,000	1,179,247	1,313,247

PQ Claims (f)
Balance - December 31, 2006	525,000	76,601	601,601
Write-down and reclassification	(525,000)	(76,601)	(601,601)

Balance - December 31, 2007 and 2008	-	-	-

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

Lac de Gras Claims (Falcon Bay) (g)
Balance - December 31, 2006	270,000	-	270,000
Write-down	(270,000)	-	(270,000)

Balance - December 31, 2007 and 2008	-	-	-

Group of Four Claims (h)
Balance - December 31, 2006 and 2007	137,500	-	137,500
Expenditures	-	10,304	10,304

Balance - December 31, 2008	137,500	10,304	147,804

Total mineral property costs - December 31, 2007	2,461,282	2,125,165	4,586,447

Total mineral property costs - December 31, 2008	2,461,282	5,335,982	7,797,264

a)

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

a)     Kenville, Canada (continued)

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

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

5.

Mineral properties (continued)

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

d)

Till Claims, Canada

The Company acquired a 100% interest in a number of mineral tenures totalling 3,427 hectares for diamond exploration during 2005 known as the Till Claims located in the Fishing Lake area in the Northwest Territories. The company paid $20,000 and issued 900,000 common shares valued at $94,500.  The Company dropped these claims early in 2008, which resulted in a December 31, 2007 write-down of $114,500 to the carrying cost of this property.

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

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

5.

Mineral properties (continued)

f)

PQ Claims, Canada (Part of the Fry Inlet Property)

The Company acquired a 100% interest a number of mineral tenures totalling 13,586 hectares for diamond exploration during 2005.  The claims are collectively known as the PQ Claims and are located on the Fry Inlet area in the Northwest Territories. The company paid a total of $50,000 and issued 5,000,000 common shares valued at $475,000.  The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying 1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 250,000 shares to a cumulative total of 1,000,000 shares for each kimberlite body discovered by the Company on the property.  The Company dropped this claim group during 2007 and this reduction resulted in a comparative year write-down of $601,601 to the carrying cost of this property.

g)

Lac de Gras Claims, Canada (Falcon Bay Property)

The Company acquired a 100% interest in a number of mineral tenures totalling 21,229 hectares for diamond exploration during 2005 known as the Lac de Gras Claims and are located on the Falcon Bay Diamond Property in the Northwest Territories. The company paid a total of $50,000 and issued 2,000,000 common shares valued at $220,000 subject to a 2% gross royalty.  The Company dropped this claim group during 2007 as it is focusing its diamond exploration in 2008 on the LI 201 diamondiferous pipe located on the New Shoshoni claim group.  This reduction resulted in a comparative year write-down of $270,000 to the carrying cost of this property.

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

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

6.

Capital stock

Issued:

	Common shares	Amount $

Balance - December 31, 2006	69,252,688	13,314,402

Shares - issued for cash, flow through	15,543,025	3,368,563
- issued for cash, non-flow through	12,220,000	2,699,500
Warrants exercised	2,260,857	436,889
Options exercised	328,125	32,813
Agent warrants exercised	818,142	81,814
Share issue costs	-	(401,229)
Fair value - warrants granted	-	(769,170)
- warrants exercised	-	62,665
- options exercised	-	69,587
- flow-through renunciation	-	(29,002)

Balance - December 31, 2007	100,422,837	18,866,832

Shares - issued for cash, flow through	5,470,000	547,000
Warrants exercised	865,000	166,000
Options exercised	1,175,000	119,000
Share issue costs	-	(77,400)
Fair value - warrants granted	-	(191,026)
- warrants exercised	-	18,018
- options exercised	-	50,870
- flow-through renunciation	-	(1,047,974)

Balance - December 31, 2008	107,932,837	18,451,320

During 2006, 1,000,000 common shares were issued for a total of $125,000 to purchase mineral claims for diamond exploration in the Northwest Territories.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

7.

Contributed Surplus, Options and Warrants

During the years ended December 31, 2008 and 2007, the change in options, warrants and contributed surplus was as follows:	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2006	855,116	62,036	303,156

Stock based compensation	338,941	-	-
Fair value of options exercised	(69,587)	-	-
Fair value of broker options granted as finders’ fees	-	-	97,851
Fair value of warrants issued on private placement	-	769,170	-
Warrants exercised	-	(62,665)	-

Balance - December 31, 2007	1,124,470	768,541	401,007

Stock based compensation	671,990	-	-
Fair value of broker options granted as finders’ fees	-	-	37,400
Fair value of warrants issued on private placement	-	191,027	-
Fair value of warrants exercised	(50,870)	-	-
Fair value of options exercised		(18,019)

Balance - December 31, 2008	1,745,590	941,549	438,407

Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to eligible directors, officers and service providers of the company and its subsidiaries, up to a maximum of 20,250,000 common shares (14,850,000 common shares – 2007). Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. The number of shares issuable to any one Optionee under the plan, together with all of the Company’s previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is not less than the price issued in a press release or, if no press release is issued, the last closing price of the listed shares before the date of the stock option grant less the applicable discount. Stock options will not be granted at less than $0.10 per share.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

7.

Contributed Surplus, Options and Warrants (continued)

During the years ended December 31, 2008 and 2007, the change in stock options outstanding is as follows:

		2008		2007

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Beginning of year	14,375,000)	0.11	10,000,000)	0.11
Granted	6,155,000)	0.25	5,100,000)	0.10
Exercised	(1,175,000)	0.10	(328,125)	0.10
Cancelled	(2,500,000)	0.11	(196,875)	0.10
Expired	-	-	(200,000)	0.10

End of year	16,855,000)	0.16	14,375,000)	0.11

Exercisable, End of year	12,835,000)	0.12	11,475,000)	0.11

Weighted average fair value of options granted during 2007 - $0.08

Weighted average fair value of options granted during 2008 – $0.25

Weighted average remaining life of options outstanding at December 31, 2008 – 2.89 years

At December 31, 2008, the following stock options are outstanding and exercisable:

Exercise Price	Options outstanding	Options exercisable	Expiry date	Remaining contractual life, outstanding options (years)
$				$
0.10	1,900,000	1,900,000	February 12, 2009	0.12
0.44	65,000	32,500	January 7, 2010	1.02
0.25	500,000	250,000	August 7, 2010	1.60
0.11	4,750,000	4,750,000	November 17, 2010	1.88
0.27	90,000	90,000	January 31, 2011	2.08
0.10	700,000	700,000	March 13, 2012	3.20
0.10	200,000	175,000	June 15, 2012	3.46
0.10	2,250,000	1,937,500	July 18, 2012	3.55
0.10	350,000	350,000	August 1, 2012	3.59
0.10	200,000	175,000	August 16, 2012	3.63
0.12	350,000	350,000	August 31, 2012	3.67
0.27	500,000	250,000	March 11, 2013	4.19
0.25	5,000,000	1,875,000	June 18, 2013	4.47

	16,855,000	12,835,000

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

7.

Contributed Surplus, Options and Warrants (continued)

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2008	2007	2006

Expected dividend yield	Nil	Nil	Nil
Average risk-free interest rate	3.40%	3.75%	4.00%
Expected life	5 years	5 years	5 years
Expected volatility	108%	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Broker options

As at December 31, 2008, 1,072,407 broker options were outstanding entitling the holders to acquire shares of the Company for $0.10 per share exercisable up to December 17, 2010 as to 500,000 brokers options, and $0.40 per share exercisable up to December 7, 2009 as to 535,525 broker options and until December 18, 2009 as to 36,822 broker options.

During the years ended December 31, 2008 and 2007, the change in broker options outstanding was as follows:

	2008		2007

	Number of Broker options	Weighted Average Exercise price $	Number of Broker options	Weighted Average Exercise price $

Beginning of year	572,407	0.40	-	-
Granted	500,000	0.10	572,407	0.40
Exercised	-	-	-	-
Cancelled	-	-	-	-

End of year	1,072,407	0.37	572,407	0.40

During the year ended December 31, 2008, the company issued 500,000 units in connection with a December 2008 private placement.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

7.

Contributed Surplus, Options and Warrants (continued)

Warrants

During the years ended December 31, 2008 and 2007, the change in warrants outstanding was as follows:

	2008		2007

	Number of warrants	Exercise price $	Number of warrants	Exercise price $

Beginning of year	13,831,512	0.37	2,074,500	0.19
Granted	5,470,000	0.15	14,028,452	0.37
Exercised	(865,000)	0.21	(2,260,857)	0.19
Cancelled	-	-	(10,583)	-

End of year	18,436,512	0.35	13,831,512	0.37

During the year ended December 31, 2008, the company issued 5,470,000 units in connection with a December 2008 private placement.

8.

Income Taxes

a)

The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2008	2007	2006

Statutory tax rate	31.0%	34.12%	34.12%

	$	$	$

Loss before income taxes	(2,026,467)	(2,357,792)	(791,439)

Provision for income taxes based on statutory rates	(628,205)	(804,479)	(270,039)
Net adjustments for deductible and non deductible amounts	271,644	481,665	131,661
Future tax asset recognized on flow-through renunciation	(1,047,974)	(29,002)	(103,978)
Tax benefits not recognized	356,561	322,814	138,378
	(1,047,974)	(29,002)	(103,978)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

8.

Income Taxes (continued)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

	2008 $	2007 $
Capital and non-capital loss carry-forwards	868,400	666,900
Property, plant and equipment, mineral properties and other	(360,765)	422,777

Total future tax assets	507,635	1,089,677
Valuation allowance	(507,635)	(1,089,677)

Net future tax assets	-	-

c)

The Company estimates that it has approximately $3.34 million in non-capital losses, expiring between 2009 and 2028, to reduce future taxable income in Canada. The realization of income tax benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

9.

Commitment

At December 31, 2008, the Company is to incur approximately $547,000 in eligible exploration expenditures prior to December 31, 2009  in order to complete obligations entered into under flow-through share purchase agreements.

10.

Related party transactions

a)

Included in accounts payable and accrued liabilities is $32,654 (2007 - $311,282) due to directors and organizations controlled by directors, and $nil (2007 - $77,998) due to a law firm in which an officer of the Company is a partner.

b)

The Company incurred consulting fees of $216,000 (2007 - $216,000; 2006 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.

c)

The Company incurred fees of $144,000 (2007 - $126,575; 2006 - $nil) for investor relations consulting services provided by a director and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

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

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2008 $	2007 $	2006 $

Consolidated statements of loss
Loss for the year under Canadian GAAP	978,493	2,328,790	687,461
Mineral property expenditures for the year (a)	3,210,817	1,249,154	510,391
Exploration costs written off during the year (a)	-	(986,101)	-

Loss for the year under U.S. GAAP	4,189,310	2,591,843	1,197,852

Loss per share under U.S. GAAP	0.04	0.03	0.02

Mineral properties
Balance per Canadian GAAP	7,797,264	4,586,447	4,323,394
Cumulative mineral property expenditures (a)	(7,797,264)	(4,586,447)	(4,323,394)

Balance under U.S. GAAP	-	-	-

Stock options and warrants
Under Canadian GAAP	2,687,139	1,893,011	917,152
Stock-based compensation (c)	(80,594)	(80,594)	(80,594)

Balance under U.S. GAAP	2,606,545	1,812,417	836,558

Deficit
Under Canadian GAAP	(12,956,899)	(11,978,406)	(9,649,616)
Stock-based compensation (c)	80,594	80,594	80,594
Cumulative mineral property expenditures (a)	(7,797,264)	(4,586,447)	(4,323,394)

Deficit under U.S. GAAP	(20,673,569)	(16,484,259)	(13,892,416)

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

Cash flows

Cash flows from operating activities
Per Canadian GAAP	(1,431,367)	(976,064)	(306,889)
Exploration expenditures (a)	(2,640,865)	(1,249,154)	(385,391)

Per U.S. GAAP	(4,072,232)	(2,225,218)	(692,280)

Cash flows from investing activities
Per Canadian GAAP	(3,228,027)	(1,287,574)	(316,879)
Exploration expenditures (a)	2,640,865	1,249,154	314,957

Per U.S. GAAP	(587,162)	(38,420)	(1,922)

11.

Material differences between Canadian and United States generally accepted accounting principles (continued)

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

b)

Mine plant and equipment

The equipment referred to in note 4 is plant and equipment relating to the Company’s Kenville mine, which has been in a care and maintenance mode since 1997.  Our stated policy is to depreciate this equipment based on its use in productive process over time.  Since these assets were not used in the productive process in 2006, no depreciation charge was recorded in those years on the Company’s financial statements.  These assets were used during 2007 and 2008 and were depreciated according to company policy.  It is management’s view that the assets are still in suitable condition to be employed in the re-start of the Kenville mine which is in keeping with the company’s objectives.  In accordance with CICA 3061 and FAS 144, management performs annual impairment assessments of the mining assets and as a result of these assessments, no impairment was found to exist.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

11

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

d)

Flow through shares

During the year, the Company issued by way of private placements 5,470,000 units at $0.10 per unit which resulted in gross proceeds of $547,000.  Each unit consists of one flow through common share and one share purchase warrant.  According to SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow through share.  A future income tax liability is recognized for the premium paid by the investors.  The company did not receive any premiums to market on this issue.

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

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

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

13.

Subsequent events

(a)  On February 2, 2009, the Company completed the first tranche of a private placement of 1.3 millions units of Anglo Swiss shares at a price of $0.10 per unit for gross proceeds of $130,000 of a proposed $700,000 offering.  Each unit consists of one common share and one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire on common share of Anglo Swiss on or before February 2, 2011, at a price of $0.15 per share.

(b) On March 12, 2009, the Company issued 1 Million shares at a deemed price of $0.475 to settle an outstanding debt with a vendor for $474,940.43.

(c) On March 20, 2009, the Company completed the final tranche of private placement of 2,030,000 units of Anglo Swiss shares at a price of $0.10 per unit for gross proceeds of $203,000.

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss resources Inc. (the “Company”) for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 26, 2009

     “Len Danard”

Len Danard

Chief Executive Officer

EXHIBIT 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 26, 2009

     “Chris Robbins”

Chris Robbins

Chief Financial Officer