Form 20-F/A
period 2008-12-31
ANGLO SWISS RESOURCES INC
filed 2010-01-21
CIK 277910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Title of Class	Issued and Outstanding as of December 31, 2008
Common Shares Without Par Value	107,932,837

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

This Annual Report contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company’s mineral properties. Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements be expressed or implied by such forward-looking statements.  Important factors are identified in this Annual Report and the attached financial statements.

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

Management is required to make assumptions and estimates that affect the valuation of its mineral properties.  The carrying value of each property in the exploration stage is evaluated as to the project economics, including the timing of the exploration work, the work programs and the exploration results experienced by the Company or others.  When the carrying value of a property exceeds its estimated net recoverable amount, provision is made for the decline in value.

Acquisition costs of mineral properties and exploration expenditures thereon are capitalized.  Costs incurred for general explorations that do not result in the acquisition of mineral properties with ongoing exploration potential are charged to operations.  Costs relating to properties abandoned are written off when such decision is made.  Should production be attained, the capitalized costs will be amortized using the unit of production method based upon estimated proven and probable recoverable reserves.

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

EXPLANATORY NOTE

This Form 20-F/A of Anglo Swiss Resources Inc. (the “Company”) amends the Company’s Form 20-F Annual Report for the fiscal year ended December 31, 2008 as originally filed on June 29, 2009.  This Form 20-F/A is being filed in response to a comment letter dated December 9, 2009 received from the United States Securities and Exchange Commission (the “SEC Letter”).

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F Annual Report as originally filed with the SEC with amendments to address only those items brought forth in the SEC Letter.  As a result, this Form 20-F/A does not reflect any events that may have occurred after the Form 20-F Annual Report was filed on June 29, 2009.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F FOR ANGLO SWISS RESOURCES INC.

TABLE OF CONTENTS

INTERPRETATION
FORWARD-LOOKING STATEMENTS	2
CURRENCY TRANSLATIONS	3
GLOSSARY OF TERMS	6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	10
ITEM 3. KEY INFORMATION	10
A. Selected Financial Data	10
B. Capitalization and Indebtedness	12
C. Reasons For The Offer and Use of Proceeds	12
D. Risk Factors	12

ITEM 4. INFORMATION OF THE COMPANY	18
A. History and Development of the Company	18
B. Business Overview	22
C. Organizational Structure	23
D. Property, Plants and Equipment	24

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	51
A. Operating Results	51
B. Liquidity and Capital Resources	54
C. Research and Development, Patents and Licenses, etc.	61
D. Trend Information	61
E. Off-Balance Sheet Arrangements	61
F. Tabular Disclosure of Contractual Obligations	61
G. Safe Harbour	61

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	61
A. Directors and Senior Management	61
B. Compensation	62
C. Board Practices	66
D. Employees	66
E. Share Ownership	67

ITEM 7. MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS	69
A. Major Shareholders	69
B. Related Party Transactions	69
C. Interests of Experts and Counsel	70

ITEM 8. FINANCIAL INFORMATION	70
A. Statements and Other Financial Information	70
B. Significant Changes	70

ITEM 9. THE OFFER AND LISTING	70
A. Offer and Listing Details	70
B. Plan of Distribution	72
C. Markets	72
D. Selling Shareholders	72
E. Dilution	72
F. Expenses of the Issue	73

ITEM 10. ADDITIONAL INFORMATION	73
A. Share Capital	73
B. Memorandum and Articles of Association	73
C. Material Contracts	74
D. Exchange Controls	74
E. Taxation	77
F. Dividends and Paying Agents	83
G. Statements by Experts	83
H. Documents on Display	84
I. Subsidiary Information	84

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	84

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	84

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	84

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	84

ITEM 15. CONTROLS AND PROCEDURES	84

ITEM 16. RESERVED	86
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	87
ITEM 16B. CODE OF ETHICS	87
ITEM 16C. PRINCIPAL ACCOUNTANT FEES & SERVICE	87
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	88
ITEM 16E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	88

ITEM 17. FINANCIAL STATEMENT	88

ITEM 18. FINANCIAL STATEMENTS	88

ITEM 19. EXHIBIT INDEX	88
SIGNATURES	91
CERTIFICATES	92

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

The Company has appointed DeVisser Gray, Chartered Accountants (“DVG”) to replace PricewaterhouseCoopers, LPP, Chartered Accountants (“PWC”) to act as their auditors effective Feb. 21, 2007 for the fiscal years ended December 31, 2006, 2007 and 2008. DVG has offices at 905 West Pender Street, Suite 401, Vancouver, British Columbia, V6C 1L6.

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

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec. 31/2008	Dec. 31/2007	Dec. 31/2006
(a) Interest income	$78,639	$13,503	$4,172
(b) Net earnings (loss)	$(4,640,001)	$(3,458,845)	$(1,137,590)
(c) Net earnings (loss) per common share	$(0.05)	$(0.04)	$(0.02)
(d) Total assets	$4,259,049	$7,592,458	$4,448,781
(e) Total long-term debt(1)	NIL	NIL	NIL

(f) Net Assets	$3,453,985	$7,057,279	$3,897,482
(g) Capital Stock	$19,038,491	$18,963,312	$13,418,380
(h) No. of Common Shares	107,932,837	100,422,837	69,252,688

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

The Company currently has sufficient financial resources on hand to undertake all of its planned exploration programs and meet its general and administrative expenses budgeted through the current fiscal year ending 2009.  The Company completed a private placement of $547,000 in 2008 and received $193,000 from the exercise of options/warrants, both resulting in the issuance of common shares.  SEE ITEM 17. FINANCIAL STATEMENTS – Note 6. The continued exploration of the Company’s properties in the future will continue to depend upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

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

Although ASII had expanded into gemstone exploration (through its then wholly-owned subsidiary, the Company) and into exploration of precious metals in Ecuador (through its then wholly-owned subsidiary, Canadamin S.A.), ASII was identified for the most part with precious metals exploration in British Columbia.  Management of ASII was of the view that the Reorganization would maximize shareholder value as a new and simplified corporate structure and the name “Anglo Swiss Resources Inc.” would facilitate and reflect continued expansion into other segments of the natural resources industry and create administrative and other efficiencies.  Management also believed that, as a result of the Reorganization, the Company would be more appropriately viewed in the marketplace as a more broadly-based resources company and its ability to pursue future financing would be enhanced.

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

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it generates cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. At December 31, 2008 the Company had working capital of $36,851. Based on its existing working capital, the Company does not have sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2009. The Company has initially addressed this in the first quarter of 2009 by settling outstanding debt of $474,940.03 and raising $333,000 in a private placement. The Company expects to require additional financing in the future.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. FINANCIAL INFORMATION – Liquidity and Capital Resources.

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

Permitting

The Company is currently obtaining all permits required for the new mill operations and explorations programs and underground bulk samplings programs for the 2009 season which commenced in April of 2009. The Company holds the bonding required to enable it to carry on exploration activity at the Kenville Mine Property. The Company intends to continue advancing the Kenville mine into its new status as a producer of gold and other mineralization.

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

With respect to the 3 Phases, the Blu Starr Joint Participation Agreement (expired April 30, 2003) contemplated as follows:

Phase 1.  Hampton will expend a minimum of $250,000 on an exploration program on the Blu Starr Property.  This program must be completed within one year.  During this period, Hampton will be responsible to maintain the Blu Starr Property in good standing.  Hampton has successfully completed this program, earning a 10% interest in the Blu Starr Property.

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

The Sapphire Hill showing has a surface area approximately twice the size of the Blu Starr showing, thereby more than tripling the Company’s total potential sapphire resource.  The new showing, a forested area of moderate topography with good road access, is ideally situated for exploration.

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

Fiscal Year ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

During the fiscal year ended December 31, 2008, total assets decreased slightly to $9.55 million from $9.7 million as of December 31, 2007 due to a decrease in working capital as the Company was very active on the exploration of the Kenville Mine property. The net income or loss experienced by Anglo Swiss is subject to extremely wide variations arising from such matters as property write-downs and disposition and charges for stock-based compensations.  These non-cash charges are subject to variations from year to year.

Anglo Swiss’s general and administrative expenses have increased substantially over the last two years as the Company initiated both large exploration programs and expansion of the mill facility on the Kenville Gold Mine property. G&A for the years ended December 31, 2008, 2007 and 2006 are $1,354,477, $1,032,750 and $310,205 respectively.

The largest increases incurred during the year ended December 31, 2008 were in three areas. The Company during 2008 recorded a $59,412 charge to Revenue Canada due to the renunciation of exploration expense using the look back rule from a flow through share offering in 2007. The Company also spent $53,907 on its sand and gravel operations for the first time as this resource has been proven in 2008 under the NI 43-101 reporting guidelines.  Shareholder and Investor Relations increased to $528,448 in 2008 compared to $283,032 during 2007. The Company in 2008 was extremely active in promotion utilising both trade show venues, web awareness campaigns and investor relation companies in both Canada and the United States.

The Company has taken advantage of the increased interest in the mining sector in recent years; raising funds through private placements and becoming more active in property exploration, and the related expenses in filing fees and increasing the investor relations budget over the last two years.

At December 31, 2008 the Company had working capital of $36,851. Based on its existing working capital, the Company does not have sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2009. The Company has addressed this in the first quarter of 2009 by settling outstanding debt of $474,940.03 and raising $333,000 in a private placement.

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

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in continuing exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it generates cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

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

Fiscal Year ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007.

As at December 31, 2008 the Company’s current cash assets totalled $642,700 compared to $4,151,934 at December 31, 2007.  The Company had working capital of $36,851 at year end 2008 compared to $3,828,978 for 2007. Based on its existing working capital, the Company does not have sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2009. The Company has addressed this in the first quarter of 2009 by settling outstanding debt of $474,940.03 and raising $333,000 in a private placement.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2008 increased to $805,064 compared to $535,179 at December 31, 2007. The Company settled an outstanding debt in Q1 of 2009 for $474,940.03 and raised $333,000 in a private placement. Included in the current liabilities in 2008 were 32,654, while at year end 2007 $311,282 was due to related parties (directors and a law firm to which an officer of the Company is a partner in). Accrued liabilities consists principally of accounting/audit costs $23,500, a charge for BC Capital Tax of $75,300, and the annual property taxes of $7,289 on the surface rights owned at the Kenville.

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

The Company’s largest cash outflow other than exploration costs associated with the Kenville Gold Mine property continues to be the ongoing general and administrative expense for the years, which at December 31, 2008 were $1,354,477 and $1,032,750 for the year ended December 31, 2007. The G&A expenses do not include non-cash items of $671,990 and $338,941 for stock-based compensation charges for the 2008 and 2007 years respectively and a $98,101 write down in 2007 of various diamond properties in the NWT of Canada.

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

Resource property and exploration costs

For U.S. GAAP purposes, the Company expenses exploration costs incurred relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent development costs of the property are capitalized.  The capitalized costs of such properties are assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended December 31, 2008, 2007, and 2006 would have been $4,640,001, $3,458,845 and $1,137,590, respectively.

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

This Annual Report contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of Anglo Swiss’ mineral properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Annual Report.

Management is required to make assumptions and estimates that affect the valuation of its mineral properties.  The carrying value of each property in the exploration stage is evaluated as to the project economics, including the timing of the exploration work, the work programs and the exploration results experienced by the Company or others.  When the carrying value of a property exceeds its estimated net recoverable amount, provision is made for the decline in value.

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

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 200 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

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

D.

Employees

During the fiscal year ended December 31, 2008 the Company had a number of employees on a seasonal basis as it explored the Kenville Gold Mine property. The number ranged from four to twenty-one between April of 2008 through to December 15, 2008 when the property was closed for the winter. The Corporate office has two employees, consisting of the CEO and Vice President who oversee the day to day activities of the Company.  The Company utilizes independent consultants and casual labour sporadically when it is undertaking exploration programs or staking mineral claims. The Company expects to continue to contract out exploration responsibilities to the partners it attracts to its properties or independent contractors with expertise in their required fields.

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

The closing price of the Company’s common shares on the TSX Venture Exchange, on June 20, 2009 was $0.26.

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

The closing price of the Company’s common shares on the Over the Counter Bulletin Board on June 22, 2007 was US$0.22.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried our an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008 pursuant to Exchange Rule 13a-15(e) or Rule 15d-15(e).  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report were effective to provide reasonable assurance that the information required to be disclosed in the reports of the Company files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms

Managements Report on Internal Control Over Financial Reporting

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Management’s assessment in accordance with the Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

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

The following exhibits are attached and incorporated herein:

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
7.2(5) 12.1 12.2 13.1 13.2

Employment Agreement -  Robbins

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

N/A 92 93 94 95

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

Dated at Vancouver, British Columbia, this 18th day of January 2010.

ANGLO SWISS RESOURCES INC.

/s/ Len Danard

Per:

Len Danard

Title:

President and Chief Executive Officer

EXHIBIT 12.1

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Len Danard, certify that:

1.

I have reviewed this annual report on Form 20-F/A of Anglo Swiss Resources Inc. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this  report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this  report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date:

January 18, 2010

/s/ Len Danard

Len Danard, President and Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Chris Robbins, certify that:

1.

I have reviewed this annual report on Form 20-F/A of Anglo Swiss Resources Inc. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date:

January 18, 2010

/s/ Chris Robbins

Chris Robbins, Vice President and Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F/A of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  January 18, 2010

/s/ Len Danard

Len Danard

President and Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F/A of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  January 18, 2010

/s/ Chris Robbins

Chris Robbins

Vice President and Chief Financial Officer

F1

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

F2

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

F3

DeVISSER GRAY LLP
CHARTERED ACCOUNTANTS

401-905 West Pender St
Vancouver BC V6C 1L6
t 604.687.5447
f 604.687.6737

AUDITORS' REPORT

To the Shareholders of Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board ("PCAOB") (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 24, 2009, except for note 11 which is at January 18, 2010

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

De Visser Gray LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 24, 2009, except for note 11 which is at January 18, 2010

F4

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
Continuance of operations (note 1)
Outstanding matters (note 12)

See accompanying notes to the financial statements

F5

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Operations, Comprehensive Loss and Deficit

As at December 31, 2008, 2007 and 2006

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

See accompanying notes to the financial statements

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

See accompanying notes to the financial statements

F7

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

F8

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

F9

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

F10

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

F11

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

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.  Cash, cash equivalents, and term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in the statements of operations.  Amounts receivable, reclamation bonds, accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

F12

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

F13

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

F14

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

F15

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

F16

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

F17

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

F18

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

F19

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

F20

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

F21

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

F22

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

F23

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

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2008 $	2007 $	2006 $

Consolidated statements of loss
Loss for the year under Canadian GAAP	978,493	2,328,790	687,461
Exploration expenditures for the year (a)	3,170,817	1,214,154	346,151
Exploration costs written off during the year (a)	-	(76,601)	-
Reversal of FIT Recovery (c)	1,047,974	29,002)	103,978
FIT Premium – US GAAP (c)	(557,283)	(36,500)

Loss for the year under U.S. GAAP	4,640,001	3,458,845	1,137,590

Loss per share under U.S. GAAP	0.05	0.04	0.02

Mineral properties
Balance per Canadian GAAP	7,797,264	4,586,447	4,323,394
Cumulative exploration expenditures (a)	(5,295,982)	(2,125,165)	(987,612)

Balance under U.S. GAAP	2,501,282	2,461,282	3,335,782

Stock options and warrants
Under Canadian GAAP	2,687,139	1,893,011	917,152
Stock-based compensation (b)	(80,594)	(80,594)	(80,594)

Balance under U.S. GAAP	2,606,545	1,812,417	836,558

Deficit
Under Canadian GAAP	(12,956,899)	(11,978,406)	(9,649,616)
Stock-based compensation (b)	80,594	80,594	80,594
Cumulative mineral property expenditures (a)	(5,295,982)	(2,125,165)	(987,612)
FIT adjustments – net (c)	(587,171)	(96,480)	(103,978)

Deficit under U.S. GAAP	(18,759,458)	(14,119,457)	(10,660,612)

F24

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

	2008 $	2007 $	2006 $
Share Capital
Under Canadian GAAP	18,451,320	18,866,832	13,314,402
Reversal of FIT Recovery (c)	1,180,954	132,980	103,978
FIT Premium – US GAAP (c)	(593,783)	(36,500)	-

Per U.S. GAAP	19,038,491	18,963,312	13,418,380

Cash flows

Cash flows from operating activities
Per Canadian GAAP	(1,431,367)	(976,064)	(306,889)
Exploration expenditures (a)	(2,600,865)	(1,214,154)	(275,717)

Per U.S. GAAP	(4,032,232)	(2,190,218)	(582,606)

Cash flows from investing activities
Per Canadian GAAP	(3,228,027)	(1,287,574)	(316,879)
Exploration expenditures (a)	2,600,865	1,214,154	275,717

Per U.S. GAAP	(627,162)	(73,420)	(41,162)

a)

Mineral property and exploration costs

For U.S. GAAP purposes, the company expenses exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent development costs of the property are capitalized. The capitalized costs of such properties are assessed periodically to assess whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

F25

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

c)

Flow through shares

Under U.S. GAAP, the proceeds of issuances of flow through shares are allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow through share.  A future income tax liability is recognized for the premium paid by the investors.

For U.S. GAAP purposes, any difference between the future income tax liability otherwise generated on renunciation and the premium is recorded as a future income tax expense or recovery.  For U.S. GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to exploration expenditures; therefore, all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for U.S. GAAP purposes.

The reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow though share issuances and renunciations.

d)

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

F26

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