Form 20-F
period 2009-12-31
ANGLO SWISS RESOURCES INC
filed 2010-06-30
CIK 277910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR.

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

Chris Robbins, Tel: 604-683-0484, Fax: 604-683-7497, Email: corporate@anglo-swiss.com
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Issued and Outstanding as of December 31, 2009
Common Shares Without Par Value	132,982,840

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ____  No  X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ____  No  X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes       X          No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ____  No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer ____

Accelerated filer ____

Non-accelerated filer   X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ____  IFRS as issued by the IASB ____  Other  X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X      Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

TABLE OF CONTENTS

INTERPRETATION		5

FORWARD-LOOKING STATEMENTS		5

CURRENCY TRANSLATIONS		2

GLOSSARY OF TERMS		6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3.	KEY INFORMATION	10
A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	12
C.	Reasons For The Offer and Use of Proceeds	12
D.	Risk Factors	12

ITEM 4.	INFORMATION ON THE COMPANY	17
A.	History and Development of the Company	17
B.	Business Overview	25
C.	Organizational Structure	25
D.	Property, Plants and Equipment	26
4A.	UNRESOLVED STAFF COMMENTS	52

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	52
A.	Operating Results	53
B.	Liquidity and Capital Resources	55
C.	Research and Development, Patents and Licenses, etc	62
D.	Trend Information	62
E.	Off-Balance Sheet Arrangements	62
F.	Tabular Disclosure of Contractual Obligations	62
G.	Safe Harbour	63

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	63
A.	Directors and Senior Management	63
B.	Compensation	64
C.	Board Practices	66
D.	Employees	67
E.	Share Ownership	67

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	69
A.	Major Shareholders	69
B.	Related Party Transactions	70
C.	Interests of Experts and Counsel	70

ITEM 8.	FINANCIAL INFORMATION	70
A.	Consolidated Statements and Other Financial Information	70
B.	Significant Changes	70

ITEM 9.	THE OFFER AND LISTING	72
A.	Offer and Listing Details	72
B.	Plan of Distribution	73
C.	Markets	73
D.	Selling Shareholders	73
E.	Dilution	74
F.	Expenses of the Issue	74

ITEM 10.	ADDITIONAL INFORMATION	74
A.	Share Capital	74
B.	Memorandum and Articles of Association	74

C.	Material Contracts	76
D.	Exchange Controls	76
E.	Taxation	78
F.	Dividends and Paying Agents	85
G.	Statements by Experts	85
H.	Documents on Display	85
I.	Subsidiary Information	85
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES
	ABOUT MARKET RISK	85
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	85
ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	85
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
	HOLDERS AND USE OF PROCEEDS	85
ITEM 15.	CONTROLS AND PROCEDURES	85
ITEM 16.	RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		86
ITEM 16B. CODE OF ETHICS		87
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES & SERVICES	87
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	88
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
	PURCHASERS	88

IITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT		88
IITEM 16G. CORPORATE GOVERNANCE		88
ITEM 17.	FINANCIAL STATEMENTS	88
ITEM 18.	FINANCIAL STATEMENTS	88
ITEM 19.	EXHIBITS	88

PART I

The information set forth in this Form 20-F Annual Report is as at December 31, 2009 unless an earlier or later date is indicated.

References to “Anglo Swiss Resources Inc.”, the “Company” and the “registrant” in this Form 20-F Annual Report include any of its subsidiaries except to the extent the context requires otherwise.

Unless otherwise specified, financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 11 to the accompanying financial statements of the Company.

FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that may be deemed “forward-looking statements”.  All statements in this Annual Report, other than statements of historical facts, are forward-looking statements and can be identified by words such as "anticipates", "believes", "estimates", "expects", "intends", "plans" and similar expressions or their negatives.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  The Company believes that such forward-looking statements are based on reasonable assumptions made by management.  Investors are cautioned however, that forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those that may be projected in such forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include, among other factors, continued availability of financing under favourable terms, market prices, results of exploration activities, significant changes to laws and regulations governing mineral exploration and exploitation activities, and general economic, market or business conditions.  See Item 3. Key Information - D. Risk Factors for other factors that may affect the Company’s future performance.

Except as required by applicable law, the Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.  Investors should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the SEC.

CAUTIONARY NOTE TO U.S. INVESTORS

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Form 20-F annual report are Canadian mining terms defined in and required to be disclosed by National Instrument 43-101: Standards of Disclosure for Mineral Projects under the guidelines as set out in the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Mineral Reserves.  However, these terms are not defined under SEC Industry Guide 7 and are normally not permitted to be used in filings with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not normally form the basis of feasibility or pre-feasibility studies.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table summarizes selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian GAAP.  The Reorganization, effective November 28, 1997, resulted in the Company, a former subsidiary of ASII, becoming the parent company and ASII and its other subsidiaries become the subsidiaries of the Company.  This transaction was a reorganization of existing companies and had no impact on the financial statements except for authorized capital of the Company which is now 900,000,000 shares. The information in the tables was extracted from the more detailed consolidated financial statements and related notes and should be read in conjunction with the consolidated financial statements included in this Annual Report and with the information provided under ITEM 5. Operating and Financial Review and Prospects. Results for the period ended December 31, 2009 are not necessarily indicative of the results for future periods.

Selected Financial Data Prepared in accordance with Canadian GAAP

Item	Dec. 31/2009	Dec. 31/2008	Dec. 31/2007	Dec. 31/2006	Dec. 31/2005
(a) Revenues	NIL	NIL	NIL	NIL	NIL
(b) Net loss	$(1,961,720)	$(2,026,467)	$(2,357,792)	$(687,461)	$(482,478)
(c) Basic and diluted loss per share	(0.02)	$(0.01)	$(0.03)	$(0.01)	$(0.01)
(d) Total assets	$13,184,824	$9,555,031	$9,717,623	$5,436,393	$5,453,577
(e) Total long-term debt	NIL	NIL	NIL	NIL	NIL
(f) Net assets	$12,607,503	$8,749,967	$9,182,444	$4,885,094	$4,985,299
(g) Capital stock	$22,972,431	$18,451,320	$18,866,832	$13,314,402	$13,216,707
(h) No. of common shares outstanding	132,982,840	107,932,837	100,422,837	69,252,688	67,402,688

Selected Financial Data Prepared in accordance with U.S. GAAP

Item	Dec. 31/2009	Dec. 31/2008	Dec. 31/2007	Dec. 31/2006	Dec. 31/2005
(a) Revenues	NIL	NIL	NIL	NIL	NIL
(b) Net loss	$(3,420,841)	$(4,640,001)	$(3,458,845)	$(1,137,590)	$(578,411)
(c)Basic and diluted loss per share	(0.03)	$(0.05)	$(0.04)	$(0.02)	$(0.01)
(d) Total assets	$6,429,721	$4,259,049	$7,592,458	$4,448,781	$4,812,116
(e) Total long-term debt	NIL	NIL	NIL	NIL	NIL
(f) Net assets	$5,852,400	$3,453,985	$7,057,279	$3,897,482	$4,343,838
(g) Capital stock	$23,764,202	$19,038,491	$18,963,312	$13,418,380	$13,216,707
(h) No. of common shares outstanding	132,942,840	107,932,837	100,422,837	69,252,688	67,402,688

Refer to Note 11 of the Company’s consolidated financial statements included in this Annual Report for details of the material differences between Canadian and U.S. GAAP.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Form 20F Annual Report unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On June 25, 2010 the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $0.9674 (US $1.00 = CDN $1.0337).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	May 2010	April 2010	March 2010	February 2010	January 2010	December 2009
High for Period	1.0778	1.0201	1.0326	1.0725	1.0657	1.0713
Low for Period	1.0116	0.9961	1.0113	1.0420	1.0251	1.0405

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	2009	2008	2007	2006	2005
Average for the period	1.1420	1.0670	1.0748	1.1319	1.2135

B.

Capitalization and Indebtedness

Not applicable

C.

Reasons For The Offer and Use of Proceeds

Not applicable

D.

Risk Factors

Due to the nature of the Company’s business, an investment in the Company is highly speculative and subject to numerous and substantial risks.  The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

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

The Company currently has sufficient financial resources on hand to undertake all of its planned exploration programs and meet its general and administrative expenses budgeted through the current fiscal year ending 2010.  The Company completed a private placement of $1,500,000 in the first quarter of 2010 resulting in the issuance of common shares.  SEE ITEM 17. Financial Statements – Subsequent Events. The continued exploration of the Company’s properties in the future will continue to depend upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of December 31, 2009, was $14,714,019. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

INFORMATION ON THE COMPANY

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

On December 9, 1997, the Company Common Shares were listed for trading on the Montreal Exchange in substitution for the ASII Common Shares.  On October 1, 2001 the Company’s shares began trading on the Canadian Venture Exchange (“CDNX”), subsequent to an agreement negotiated between the CDNX and the Montreal Exchange whereby, as approved by the regulatory authorities, the Montreal Exchange ceased operations as an equity exchange. On May 1, 2002 the CDNX changed its name to the TSX Venture Exchange. As at June 1, 2010, there were 139,171,055 common shares of the Company issued and outstanding.

The Company’s head office and principal office address is located at 837 West Hastings Street, Suite 309, Vancouver, British Columbia, Canada, V6C 3N6.  The registered office of the Company is located at 700 West Georgia Street, Suite 2600, Vancouver, British Columbia, Canada, V7Y 1B3.

The Company is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its primary assets are the Nelson Mining Camp which includes the Kenville Mine Property and the Blu Starr Gemstone Property, all located in south eastern British Columbia, between Nelson and Castlegar. See ITEM 4.D Information on the Company – Property, Plants and Equipment for a more complete description of these properties.

The Kenville Mine Property is 100% owned by the Company and is located near Nelson, British Columbia.  It was previously owned by 409556, a former wholly-owned subsidiary of the Company, which has subsequently been wound up.  SEE ITEM 4.A Information on the Company - History and Development of the Company. On February 10, 1995, 409556 entered into an option joint venture agreement with Teck Corp. (the “OJV Agreement”).  The OJV Agreement provided Teck Corp. with an option to earn a 70% undivided interest in the Kenville Mine Property within a four year period.  Teck Corp. was able to exercise its option by making cash payments of $100,000 to 409556 and by expending $700,000 on exploration of the Kenville Mine Property.

On January 22, 1997, Teck Corp. informed 409556 of its intention not to continue with its option.

The Company entered into a confidentiality agreement with a major mining company on April 16, 1999.  The agreement allowed this company to perform its due diligence and a geological assessment of the Kenville Mine Property.  This Agreement was terminated on March 2, 2000.

The Company acquired on May 21, 2010 by way of exempt take-over bid, four British Columbia companies (collectively, the “4 Companies”) who were involved in an Option Joint Venture Agreement (“OJVA”) dated September 5, 2002 respecting the Issuer’s Kenville Mine Property (the “Property”). The OJVA required, among other things, exploration expenditures of $700,000 to earn a 70% interest in the Property.   The 4 Companies advised the Company that they had earned their joint venture interest in the Property.  The Company disputed this claim and the 4 Companies sued the Company in the British Columbia Supreme Court in 2006.  Even though the Company still believes there was no merit in this suit by the 4 Companies, in order to remove any uncertainty over the ownership of the Property, the Company entered into a binding purchase and sale agreement (“Agreement”) with the shareholder of each of the 4 Companies to purchase 100% of the ownership of each of the Companies.

The commitment to purchase the 4 Companies has resulted in the lawsuit by the 4 Companies being dismissed against the Company.

Nelson Mining Camp Recent Acquisitions

The White Claim
100%

The Company has acquired the surface and under-surface rights to a property known as the White Claim on August 10, 2009. This property is approximately 21 hectares in size and is contiguous to the eastern boundary of the Company’s Kenville Gold Mine property.  The White Claim has an established history of vein systems that may extend the potential of the Kenville Gold Mine property’s known vein structure.

The Ron Gold Group
Option for 60%

The Company entered into an Option/Joint Venture Agreement (the “Agreement”) on September 24, 2009 with Klondike Gold Corp. (“Klondike”) wherein Anglo will earn up to a 60% interest in the Klondike’s Ron Gold property.

The Ron Gold Property consists of 37 contiguous staked mineral claims and one crown granted mineral claim covering 1,492 hectares.  Consideration from Anglo consists of paying $200,000, issuing 100,000 Anglo shares and incurring up to $650,000 in exploration expenditures by the 4th anniversary of this Agreement.  This Agreement is subject to an underlying agreement with an arm’s length party that comes with a 2% net smelter return royalty (the “Original Royalty Interest”).  Anglo may at any time purchase three-quarters (1.5%) of the Original Royalty Interest from the holder of the Original Royalty Interest for $500,000.  Klondike also holds an additional royalty equal to 1% of net smelter returns (the “Second Royalty Interest”).  Anglo may at any time purchase 100% of the Second Royalty Interest from Klondike for $500,000.

Anglo Swiss has until August 10, 2013 to exercise this option. Upon completion of the 60% earn--in, a joint venture will be formed between the Anglo and Klondike.

The Referendum Gold Property

Option for 100%

The Company entered into an Option to Purchase Agreement on November 3, 2009 with Thomas Cherry of Nelson, British Columbia wherein Anglo Swiss may acquire a 100% interest in the Referendum Gold property.

The Referendum Gold Property consists of 19 contiguous staked mineral claims covering 1,381 hectares.  Consideration from Anglo Swiss consists of payments totalling $250,000 plus 300,000 Anglo Swiss common shares by the 5th anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 2.5% net smelter return. Anglo Swiss may at any time purchase the Royalty Interest for $2,000,000.

The Referendum Gold Property is situated on the southern borders of Anglo Swiss’ 100% owned Kenville Gold Mine Property including the recently optioned (60%) Ron Gold property located 10 kilometres from Nelson, BC.  This acquisition greatly enhances Anglo’s land position to the south, extending the potential strike length of the regional geological trend along the Silver King Shear Zone. The Silver King Shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia including Anglo’s Kenville Gold Mine.

Anglo Swiss has until November 3, 2014 to exercise this option.

Doyle Silver Lynx Claim Group
Option for 100%

Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Silver Lynx claim group.

The Silver Lynx claim group consists of 15 contiguous staked mineral claims covering 1,200 hectares. Consideration from Anglo Swiss consists of payments totalling $100,000 plus 200,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

The Silver Lynx claim group is situated on the southern borders of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property and Referendum Gold property (100 per cent), located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until December 7, 2012 to exercise this option.

Doyle Claim Mount Nelson property
Option for 100%

Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Mount Nelson property.

The Mount Nelson property consists of two contiguous staked mineral claims covering 524 hectares. Consideration from Anglo Swiss consists of payments totalling $100,000 plus 100,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

The Mount Nelson property is situated to the north of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property and (100 per cent) Referendum Gold property, located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until December 7, 2012 to exercise this option.

49er Creek Gold property
Option for 100%

Anglo Swiss Resources Inc. 0n December 12 of 2009 entered into an option to purchase agreement with 49er Creek Gold Corp. of Kelowna, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the 49er Creek Gold Corp. property.

The 49er Creek Gold Corp. property consists of 157 contiguous staked mineral claims covering approximately 5,000 hectares. Consideration from Anglo Swiss consists of payments totalling $750,000 plus a minimum of 1,600,000 Anglo Swiss common shares by the fourth anniversary of the agreement. The agreement is subject to a royalty interest of a 2.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $2-million and a further issuance of 500,000 Anglo Swiss common shares.

The 49er Creek Gold property is situated on the southern borders of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property, the Referendum Gold property (100 per cent) and the Silver Lynx property (100%) located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss Resources has until December 12, 2013 to exercise this option.

Gold Hill Property
Option for 100%

Anglo Swiss Resources Inc. on January 21 of 2010 entered into an option to purchase agreement with Thomas Cherry of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Gold Hill property.

The Gold Hill property consists of one staked mineral claim covering 25 hectares. Consideration from Anglo Swiss consists of payments totalling $50,000 plus one issuance of 15,000 Anglo Swiss common shares for the 100% purchase of a royalty interest of a 2.0-per-cent net smelter return.

The Gold Hill property is strategically is situated within the southern area of Anglo Swiss's optioned (60 per cent) Ron Gold property, the (100 per cent) Referendum Gold property and the Doyle acquisition (100%) located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until January 21, 2014 to exercise this option.

Carter Claims
100%

Anglo Swiss Resources Inc. on January 25 of 2010 entered into a purchase agreement with Ruth Carter of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Carter Claim group of fractures.

The Gold Hill property consists of three staked mineral claim covering approximately 189.1 hectares, but as these are fractures the true amount of hectares would be less. Consideration from Anglo Swiss consists of payments totalling $6,000 in lawful money of Canada.

The Carter Claim fractures are strategically located within the southern area of Anglo Swiss's optioned (60 per cent) Ron Gold property, the (100 per cent) Referendum Gold property, the Doyle acquisitions (100%) and the 49er Creek Gold Corp. (100%) properties located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Mammoth Copper-Gold Property

(Option for 100%)

Anglo Swiss Resource Inc. entered into an Option to Purchase Agreement on May 13, 2010 with 4 individuals wherein Anglo Swiss may acquire a 100% interest in the Mammoth Copper-Gold property.

The Mammoth Copper-Gold Property consists of four contiguous staked mineral claims covering 210 hectares.  Consideration from Anglo Swiss consists of payments totaling $34,000 plus 180,000 Anglo Swiss common shares by the 3rd anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 3% net smelter return, Anglo Swiss may at any time purchase the Royalty Interest for $500,000.

Anglo Swiss has until May 13, 2013 to exercise this option.

The Company has also staked 1136.43 hectares of contiguous mineral claims to the Mammoth Copper-Gold property increasing the Nelson Mining Camp to over 16,000 hectares or 160 square kilometers. The Mammoth Copper-Gold Property is situated on the southeastern borders of Anglo Swiss’ Nelson Mining Camp.

Blu Starr Property
100%

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

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property, subsequently amended it on May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”) and has since expired on April 30, 2003. Hampton has completed its participation in Phase I of the evaluation and earned a 10% interest in the Blu Starr Property.  In Phase II of the Blu Starr Joint Participation Agreement, Hampton Court was to earn another 10% working interest in the Property. The Company has not received any documentation or communication from Hampton Court since 2003 in regards to their overall interest in the Blu Starr Property.  Hampton Court is currently undergoing corporate restructuring and is believed to be bankrupt.

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

Less than 10% of the Blu Starr property has been explored and mapped to date. The mineral claims are in good standing for a number of years, ranging from 2007 to 2011 due to the expenditures incurred by Hampton Court during May 1, 2000 through April 30, 2003 and the recently completed Aerotech airborne study.

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

McAllister Property
100%

The Company staked a number of mineral tenures known as the McAllister Pipe Property in south-eastern British Columbia for a total of 31,000 hectares in 2004 and 2005 for diamond exploration and optioned the Iva Fern claim group as they were situated within the McAllister group. In lieu of the Company’s decision to focus on the Lac de Gras region of the Northwest Territories for diamond exploration in summer of 2005, the Company had retained only 1,959 hectares with 10 mineral cells of the McAllister property in January of 2006. This resulted in a write down of $38,159 to this property during the year ended December 31, 2005.  The Company did not re-new the option on the Iva Fern claim group in February 2006. The main focus of the McAllister property is the McAllister Diatreme, identified as the host of a potential diamondiferous lamproite. As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the McAllister property.

NORTHWEST TERRITORIES (DIAMONDS)

The Company in 2005 made the decision to acquire diamond exploration opportunities in the Northwest Territories of Canada as it had identified key land positions within the Slave Craton and the Lac de Gras regions that could be acquired. The properties acquired at December 31, 2006 are:

Fry Inlet Diamond Property
Option To 60%

The Company acquired the property consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property.  The claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and the PQ claims for a 100% (13,586 hectares interest totalling over 37,173 hectares. The PQ claim group was dropped in 2007 resulting in a write-down of $601,601 to the carrying cost of this property. As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Fry Inlet property and URL claim groups in the Lac de Gras region of Canada’s Northwest Territories.

Falcon Bay Diamond Property
100%

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

Fishing Lake Diamond Property
100%

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

The Lac de Gras Group of Claims
100%

The Company acquired a 100% interest in and to 4 mineral claims consisting of approximately 10,330 acres located in the Lac de Gras area of the Northwest Territories, known as the  UL 1&2 and the AFR 6&7 mineral claims.  The AFR 6 & 7 claims subsequently lapsed and were replaced at no charge to the Company with three new claims, the UL 3, 4, and 5 claims. These three claims totalled 7,746 acres and are contiguous to the UL 1&2. As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Lac de Gras claim groups in Canada’s Northwest Territories.

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

Before, during and after the fiscal year ended December 31, 2009, the Company was engaged in continued exploration of its precious/base metals, diamond and gemstone properties in Canada.

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

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it generates cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. At December 31, 2009 the Company had working capital of $1,955,269. Based on its existing working capital, the Company has sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2010. The Company increased its working capital in March of 2010 by raising $1,500,000 in a private placement. The Company expects to require additional financing in the future.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.  SEE ITEM 5B. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Liquidity and Capital Resources.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral resource properties owned by each of the Company’s subsidiaries:

1. The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property, subsequently amended it on May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”) and has since lapsed on April 30, 2003. Hampton completed its participation in Phase I of the evaluation and earned a 10% interest in the staked mineral claims only on the Blu Starr Gemstone Property. Hampton is believed to be in bankruptcy and has had no communication with Anglo Swiss with respect to their 10%  interest in over 5 years.

2. The Fry Inlet claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares), currently in the final year of a five year option.  The PQ (13,586 hectares), Falcon Bay (21,229 hectares) and Fishing Lake (3,427 hectares) claims were for a 100% interest totalling over 26,014 hectares which have subsequently been dropped in 2007.

D.

Property, Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any property in the last three fiscal years. Reference should be made to the Glossary of Terms appearing commencing on page 6 of this Form 20-F Annual Report.

In British Columbia the Company owns the Kenville Mine Property forming the major asset within the Nelson Mining Camp, the Blu Starr Gemstone Property and in the Northwest Territories the Diamond Property known as the Lac de Gras Group of 5 Claims and the Fry Inlet Project within an Option Joint Venture Agreement. As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Fry Inlet property and URL claim groups in the Lac de Gras region of Canada’s Northwest Territories..

Nelson Mining Camp

The Company has completed the addition of almost 16,000 hectares of mineral tenures on the eastern, western and southern boundaries of the Kenville Mine property now known as the Nelson Mining Camp (“NMC”) near Nelson, British Columbia. Through a series of purchase agreements and mineral staking, briefly described below, the Company has significantly increased its impressive footprint within the southeastern region of British Columbia.

The NMC consists of over 16,000 hectares providing a large footprint of prospective land as the Company works towards meeting its goal of defining a gold enriched poly-metallic discovery. This land position acquired over the past few months has been a major under taking for Anglo Swiss Resources Inc. This is the first time in the history of this area that the Company is aware of, that a land package of this scope has been accomplished. There are multiple historic mines and workings assembled that will assist in the Company’s goal of identifying and bringing a new major discovery to this historically mineral rich area of British Columbia.

The 2010/2011 exploration programs over the 160 square kilometres are designed to locate any source(s) of the known gold, silver and poly-metallic minerals at depth and to expand upon the current gold resources at the Kenville Gold Mine. An airborne Aeroquest MAG/EM geophysical survey is scheduled for late March which will cover the entire property and assist in the targeting of deeper potential mineralized bodies and assist in delineating the extent of the known mineralized systems. An extensive surface diamond drill program will begin in June of 2010.

The NMC is host to the Company's 100-per-cent-owned Kenville gold mine plus over twenty known past producing underground mines, numerous surface adits and old workings.

The Silver King Shear zone is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia with Anglo’s Kenville Gold Mine located nearby. The hypothesis is that the possible conduits or source(s) for precious and base metals within the Nelson Mining Camp at depth have never been systematically tested by modern geophysics, surface drilling and computer modeling.

The following option and purchase agreements have been completed as at the date of this report:

*

Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Silver Lynx claim group.

The Silver Lynx claim group consists of 15 contiguous staked mineral claims covering 1,200 hectares. Consideration from Anglo Swiss consists of payments totaling $100,000 plus 200,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

*

Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Mount Nelson property.

The Mount Nelson property consists of two contiguous staked mineral claims covering 524 hectares. Consideration from Anglo Swiss consists of payments totaling $100,000 plus 100,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

*

Anglo Swiss Resources Inc. 0n December 12 of 2009 entered into an option to purchase agreement with 49er Creek Gold Corp. of Kelowna, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the 49er Creek Gold Corp. property.

The 49er Creek Gold Corp. property consists of 158 contiguous staked mineral claims covering approximately 5,000 hectares. Consideration from Anglo Swiss consists of payments totaling $750,000 plus a minimum of 1,600,000 Anglo Swiss common shares by the fourth anniversary of the agreement. The agreement is subject to a royalty interest of a 2.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $2-million and a further issuance of 500,000 Anglo Swiss common shares.

*

Anglo Swiss Resources Inc. on January 21 of 2010 entered into an option to purchase agreement with Thomas Cherry of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Gold Hill property.

The Gold Hill property consists of one staked mineral claim covering 25 hectares. Consideration from Anglo Swiss consists of payments totaling $50,000 by the fourth anniversary of the Agreement ; plus one issuance of 15,000 Anglo Swiss common shares for the 100% purchase of a royalty interest of a 2.0-per-cent net smelter return.

*

Anglo Swiss Resources Inc. has staked 10 mineral claims, named the Silver South Claim group for a total of 4,818 hectares located immediately south of the southern boundary of the Nelson Mining Camp. The Silver South Claim group will be subject to the upcoming airborne survey.

*

Anglo Swiss Resources Inc. has entered into an Option to Purchase Agreement with 4 individuals wherein Anglo Swiss may acquire a 100% interest in the Mammoth Copper-Gold property, subject to regulatory approvals.

The Mammoth Copper-Gold Property consists of four contiguous staked mineral claims covering 210 hectares.  Consideration from Anglo Swiss consists of payments totaling $34,000 plus 180,000 Anglo Swiss common shares by the 3rd anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 3% net smelter return, Anglo Swiss may at any time purchase the Royalty Interest for $500,000.

*

The Company has staked 1136.43 hectares of contiguous mineral claims to the Mammoth Copper-Gold property increasing the Nelson Mining Camp to over 16,000 hectares or 160 square kilometers. The Mammoth Copper-Gold Property is situated on the south-eastern borders of Anglo Swiss’ Nelson Mining Camp.

The following map is the location of the Kenville Mine, the most advanced property within the Nelson Mining Camp.

Location

The map on page 29 shows the location of the Kenville Mine Property.

The Kenville Mine Property is the most advanced property within the Nelson Mining Camp and as is also the largest asset held by the Company. It is located near Nelson, British Columbia at an elevation of between 600 and 1,200 metres and is accessed by way of the Kenville Mine Road that connects with Highway 3A, three kilometres from the Taghum Bridge.  It is approximately 35 kilometres east of the Castlegar Airport and 65 kilometres north of Teck Cominco Ltd.’s smelter in Trail, British Columbia.

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

The Company acquired on May 21, 2010 by way of exempt take-over bid, four British Columbia companies (collectively, the “4 Companies”) who were involved in an Option Joint Venture Agreement (“OJVA”) dated September 5, 2002 respecting the Company’s Kenville Mine Property (the “Property”). The OJVA required, among other things, exploration expenditures of $700,000 to earn a 70% interest in the Property.   The 4 Companies advised the Company that they had earned their joint venture interest in the Property.  The Company disputed this claim and the 4 Companies sued the Company in the British Columbia Supreme Court in 2006.

Even though the Company believed there was no merit in this suit by the 4 Companies, in order to remove any uncertainty over the  ownership of the Property, the Company entered into a binding purchase and sale agreement (“Agreement”) with the shareholder of each of the 4 Companies to purchase 100% of the ownership of each of the Companies. The commitment to purchase the 4 Companies has already resulted in the lawsuit by the 4 Companies being dismissed against the Company.

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

Permitting

The Company is currently obtaining all permits required for new operations and explorations programs and underground bulk samplings programs for the 2010 season which commenced in May of 2010. The Company holds the bonding required to enable it to carry on exploration activity at the Kenville Mine Property. The Company intends to continue advancing the Kenville mine into its new status as a producer of gold and other mineralization.

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

The Kenville Property continues to be the most developed asset of the Company, with 385.82 hectares of staked mineral claims and 201.88 hectares of Crown granted mineral claims plus four- fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, a new crushing facility, assay laboratory, maintenance and repair shop, geological office and the mine manager’s residence.  The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining and milling equipment such as ore cars, ball mills, classifiers, coarse ore bins, jaw and cone crushers and the crushing circuit.

Mineral Resource Estimates

The Company provides the following complete statement for its gold resource estimates for the 257 Level of the seven level Kenville Gold Mine. The Company releases its mineral resource statement as of July 22, 2009, which has been estimated by Munroe Geological Services Ltd. is documented in the Munroe Report which has been accepted by the British Columbia Securities Commission.

-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Deposit  257 Level Mineral Resource

Category	Tonnage (Tonnes)	Ounces per Ton	Ounces Gold	Grams per Tonne	Grams Gold
Measured	3,312	0.92	3,377	31.71	105,044
Indicated	21,312	0.55	12,912	18.84	401,598
Total	24,624	0.66*	16,289	20.58*	506,642

*Average

The measured and indicated values on the above table were derived from the current assay data developed in the 2008/2009 assay program for the 257 Level. All values were from the double lab process and no historical data was used to obtain these values.

Category	Tonnage (Tonnes)	Ounces per Ton	Ounces Gold	Grams per Tonne	Grams Gold
Inferred	522,321	0.68	356,949	23.01	12,016,536

All inferred blocks require re-estimation using proximate sampling and assay data before any economic analysis, and it is likely that significant variations in inferred block grades will occur on re-examination. PLEASE REFER TO CAUTIONARY NOTE TO U.S. INVESTORS ON PAGE 5.

The Kenville gold mine's historic workings consisting of the main haulage level (257) and the upper workings (275 Level), which contain substantial volumes of mill feed. In both levels the stopes and working veins are full of previously blasted gold-bearing material and muck. The company completed a full rehabilitation of the 257 Level and the rail system in 2009 and is contemplating completing the 275 Level in 2010. The Property also has extensive waste rock material in the surface waste dumps from previous production years which are located at surface.

Aggregate Resource

The Company filed a 43-101 compliant Technical Report by Munroe Geological Services Ltd  in 2009 stating that in excess of 16.5 million tonnes of surface sand and gravel has been identified on a portion of the Company’s 100% owned Kenville Gold Mine property located near Nelson in south-eastern British Columbia.

The measured resource of the sand and gravel, which can be processed into aggregate product for industrial and commercial uses, sells between $15 and $18 per tonne in the Nelson area. The measured aggregate potential overlays a small portion of the gold exploration area on one of the crown granted mineral claims situated on the Kenville property.

Nelson Mining Camp 2009/2010 Exploration

In the third and fourth quarters of 2009 and continuing through the first quarter of 2010, the Company aggressively expanded its property footprint to the south of the Kenville Mine property. These acquisitions are mostly contiguous to the south of the Kenville property and are now known as the Nelson Mining Camp (the “NMC”). The NMC now consists of over 16,000 hectares trending approximately 10 kilometres to the south. There were a total of nine property acquisitions, which are described herein.

The Nelson Mining Camp is host to the Company’s 100% owned Kenville Gold Mine plus numerous historic producing underground mines, numerous surface adits and old workings. The Company has initiated the most aggressive exploration program on the largest contiguous property group in the history of the Nelson Mining Camp.

The exploration programs over the 160 square kilometres are designed to locate any source(s) of the known gold, silver and poly-metallic minerals and to expand upon the current gold resources of the Kenville Gold Mine.

The Company in Q1 of 2010 retained Equity Exploration Consultants Ltd. (“Equity”) who completed a geological and geochemical compilation of the Nelson Mining Camp.

Equity has reviewed over 180 publically available or internal company reports resulting in the extraction of approximately 6000 geochemical data points, information on 87 diamond drill holes and property scale mapping. These data cover a significant portion of the NMC and have delineated numerous prospective targets and provided a head start in the exploration of this large land package.

The Company also completed the analysis of a small VTEM airborne survey completed in February of 2010. The results successfully identified two significant anomalous conductive features.  One consists of a NNE trending conductor with a strike extent in excess of 3km, and the other is a cluster of conductors in the immediate vicinity of the Silver Lynx zinc, lead, copper and silver showings.

A second airborne survey was completed by Aeroquest Aerotem III survey in April 2010 with a total of 1749 line km was flown and preliminary interpretation has three areas of high conductivity now referred to as the Silver Lynx, Gold Hill and Mammoth zones.

The Silver Lynx zone is a northwest trending system of isolated conductive bodies that extends for approximately 6km, and contains three groupings of conductors.  At its’ southeast end 5 isolated conductors have been defined approximately 600m from the Silver Lynx showing. This “VMS-style” showing consists of pyrrhotite, sphalerite, galena and chalcopyrite mineralization associated with a felsic volcanic unit.  The other two groups of conductors on the Silver Lynx zone are new targets with five conductive bodies near the center and four conductive bodies near the northwest end.

The Gold Hill zone consists of a northwest trending conductor with a strike length of approximately 4.2 km. The Gold Hill zone is in close proximity with several gold-silver prospects occurring along the length of the anomaly including the past producing Gold Hill mine near the center and the May & Jennie prospect at the northern end.

The Mammoth zone consists of a 1.4 km long by 1 km wide area that contains four separate north-northeast trending conductive bodies that are unbounded to the north. The Mammoth prospect located approximately 850 meters to the north, has previously been the focus of limited gold-copper porphyry exploration.

Anglo Swiss is planning an aggressive summer exploration program to investigate these anomalies consisting of a major drilling program of approximately 7500 meters. Drilling is expected to start immediately upon the Company receiving its initial drill permits. Further prospecting, mapping, soil sampling and ground geophysics in areas of interest outside of the known conductive zones will commence on June 1, 2010.

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

The Company entered into a Joint Participation Agreement with Hampton Court Resources Inc. (“Hampton”) on May 1, 2000 with respect to the Blu Starr Property and subsequently amended it May 25, 2000 (collectively, the “Blu Starr Joint Participation Agreement”)which has since lapsed on April 30, 2003.  The Blu Starr Joint Participation Agreement provided for Hampton to earn up to a 60% interest in the Blu Starr Property.  Up to a 40% interest may be earned by Hampton expending $1,000,000 in 3 work phases to be completed within 3 years from the date of the Blu Starr Joint Participation Agreement. This agreement lapsed on April 30, 2003 with Hampton retaining a 10% interest in the mineral claims and Hampton is believed to be in bankruptcy.

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

The initial iolite discovery of 1999 known as the Rainbow North zone; outcrops at the base of a small bluff.  The mineralized zone has been hand-trenched and is presently exposed for 20 metres along strike, 5 metres in thickness, and five metres in profile depth.  The zone has a shallow dip to the east and is open along strike and to depth.  The surrounding wallrock is composed of well-layered feldspar-quartz-biotite-hornblende gneiss with scattered garnet porphyroblasts.  The iolite hostrock is a distinctive, dark-green fibrous metamorphic rock composed of biotite and fuchsite mica, tremolite-actinolite, iolite, quartz, feldspar, megacrystic almandine-pyrope garnets, and amphibole.  Iolite content varies, averaging about 5% of the observed rock surface, which is highly altered due to weathering.

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

Permitting

Upon further analysis of the Aerotech airborne survy recently completed in 2010 the Company will apply for the necessary exploration and drill permits for an anomalous area identified by the airborne survey.

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

Exploration – 2009/2010 Results

The Blu Starr property has never been subjected to large-scale systematic exploration using modern techniques, and the first phase of this approach consisted of flying a state of the art airborne magnetic and electromagnetic survey consisting of Aeroquest’s AeroTEM III system.  This survey was completed in March of 2010 and collected approximately 1,040 line kilometers of high-resolution data and provided complete coverage of the property.  It will enable the direct detection of conductive features, often caused by metallic mineralization, and aid in the structural interpretation of the geology as it relates to known deposits.

St.Pierre Geoconsultants will oversee the execution of the airborne survey, and interpret the results in order to define anomalies and design follow-up exploration programs consisting of ground surveys and drilling.

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

McAllister Pipe Property – Diamond Exploration

The Company staked a number of mineral tenures in south-eastern British Columbia for a total of 31,000 hectares in 2004 and 2005 for diamond exploration and optioned the Iva Fern claim group as they were situated within the McAllister group. In lieu of the Company’s decision to focus on the Lac de Gras region for diamond exploration the Company has retained only 1,959 hectares with 10 mineral cells of the McAllister property. The Company did not re-new the option on the Iva Fern claim group in February 2006. The main focus of the McAllister property is the McAllister Diatreme, identified as the host of a potential diamondiferous lamproite. The Company will re-assess the merits of this property within the current exploration year. This reduction resulted in a write-down of $38,159 to the value of this property. As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the McAllister property.

Northwest Territories Diamond Properties

As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Fry Inlet property and URL claim groups in the Lac de Gras region of Canada’s Northwest Territories.

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

The properties acquired at December 31, 2006 were:

Lac de Gras Group of 5 Claims

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

The vendor neglected to transfer the AFR 6 & 7 claims to the Company and subsequently the claims lapsed. A transfer agreement dated April 20, 2007 replaced the two lost claims at the vendors expense to the Company with three new claims, the UL 3, 4, and 5 claims. These claims totalled 7,746 acres and are contiguous to the UL 1&2. As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the URL claim groups in the Lac de Gras region of Canada’s Northwest Territories.

Falcon Bay Diamond Property

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

This property was dropped during 2007 as the Company has reduced its focus on the NWT exploration programs to the Fry Inlet and URL group of claims.

Location

See Map on page 45 for the location of the Falcon Bay Diamond property.

Fishing Lake Diamond Property

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

Location

See Map on page 44 for the location of the Fishing Lake Diamond property.

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

This PQ claim group was dropped during 2007 as the Company has focused its NWT exploration programs to the Fry Inlet’s diamondiferous LI 201 Kimberlite and URL group of claims. As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Fry Inlet property and URL claim groups in the Lac de Gras region of Canada’s Northwest Territories.

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

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990’s and is contained within a cluster of seven anomalies. As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Fry Inlet property and URL claim groups in the Lac de Gras region of Canada’s Northwest Territories.

Location

See map on page 45 for the location of the Fry Inlet Diamond property.

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

There appears to be a cluster-like assemblage of 5 targets to the north-west of the property with 7 indicator mineral trains (“KIM’s”) apparent. The trains appear to be dominated by eclogitic garnet and picroilme Initial field work consisting of a detailed airborne geophysical survey of the eastern portion of the property has been commissioned to Fugro Airborne Surveys Corp in February, 2006.  A total of 1,695 line-kilometers were flown during this survey along parallel flight lines spaced 100 meters apart. This program will re-evaluate the known diamondiferous kimberlite and evaluate the remainder of the claim block for potential sources of anomalous KIM’s present locally.

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

Permitting

The Company is permitted for a 5 year drill program with respect to the Fry Inlet property through 2010 and a work camp permit for up to 200 man days is also in effect

Plant & Equipment

Currently, no plant and equipment is situated on the Northwest Territories Properties, owing to their grassroots, early exploration status.

Encumbrances

The Company is not aware of any material encumbrances against its ownership of the Northwest Territories Properties.

Exploration – Current Results

Fry Inlet 2009 Exploration

As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Fry Inlet property and URL claim groups in the Lac de Gras region of Canada’s Northwest Territories.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the consolidated financial statements of the Company and related notes included in this Annual Report.  The Company’s financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.  Material differences between Canadian and United States generally accepted accounting principles are described in Note 11 of the consolidated financial statements of the Company.

Critical Accounting Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  A summary of all the Company’s significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2009.

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

A.

 Operating results

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

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the fiscal year ended December 31, 2009, the Company was engaged in continued exploration of its Kenville Mine Property, The Fry Inlet and URL Diamond claims, the Blu Starr Gemstone Property, and the McAllister Pipe Property all located in Columbia.  The Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

Fiscal Year ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

During the fiscal year ended December 31, 2009, total assets increased to $13,184,824 from $9,555,031 at December 31, 2008 due to an increase in cash at year end and the acquisition of the Nelson Mining Camp properties. The net loss experienced by Anglo Swiss is subject to extremely wide variations arising from such matters as property write-downs and disposition and charges for stock-based compensations.  These non-cash charges are subject to variations from year to year.

Anglo Swiss’s general and administrative expenses have been averaging approximately $2.2 million over the last 3 years as the Company initiated large exploration programs and expansion of the crushing facility on the Kenville Gold Mine property which is now part of the recently acquired Nelson Mining Camp. G&A expenses for the years ended December 31, 2009, 2008 and 2007 excluding non-cash items (depreciation, stock-based compensation and properties write-down) are $1,132,355, $1,194,711 and $792,583 respectively.

For the most part G&A expenses were similar during 2009 and 2008. Consulting fees were lower in 2009 ($216,000) compared to $241,400 in 2008. Filing fees were higher in 2009 at $37,424 (2008-$20,568) as the Company was more active in financings and property acquisitions. Sand and gravel operations were curtailed in 2009 ($1,138) compared to $53,907 in 2008 as the Company expanded the Nelson Mining Camp concentrating on exploration and the rehabilitation of the 257 Level of the Kenville Mine.

Professional fees were significantly higher in 2009 at $468,137 (2008 - $96,746) due to the successful settlement of the Gold Standard Resources litigation with respect to the Kenville Mine property. Shareholder and investor relations were significantly lower in 2009 at $211,611 compared to $528,448 in 2008. In 2008, the Company was extremely active in promotion utilising both trade show venues, web awareness campaigns and investor relation companies in both Canada and the United States, while in 2009, all efforts were focused on expanding the Nelson Mining Camp and the 257 Level rehabilitation.

In 2009, the Company re-focused on assembling the 160 square kilometre Nelson Mining Camp. Transfer agent fees in 2009 were $16,146 (2008 - $17,232) and travel and promotion for 2009 were lower at $44,506 compared to $59,439 in 2008.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at December 31, 2009 were $2,123,080 compared to $642,700 at December 31, 2008.

Fiscal Year ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

During the fiscal year ended December 31, 2008, total assets decreased slightly to $9.55 million from $9.7 million as of December 31, 2007 due to a decrease in working capital as the Company was very active on the exploration of the Kenville Mine property. The net loss experienced by Anglo Swiss is subject to extremely wide variations arising from such matters as property write-downs and disposition and charges for stock-based compensations.  These non-cash charges are subject to variations from year to year.

Anglo Swiss’s general and administrative expenses have increased substantially over the last two years as the Company initiated both large exploration programs and expansion of the mill facility on the Kenville Gold Mine property. G&A expenses for the years ended December 31, 2008, 2007 and 2006 excluding non-cash items (depreciation, stock-based compensation and properties write-down) are $1,194,711, $792,583 and $310,205 respectively.

The largest increases incurred during the year ended December 31, 2008 were in three areas. The Company during 2008 recorded a $59,412 charge to Revenue Canada due to the renunciation of exploration expenses using the look back rule from a flow-through share offering in 2007. The Company also spent $53,907 on its sand and gravel operations for the first time as this resource has been proven in 2008 under the NI 43-101 reporting guidelines.  Shareholder and investor relations increased to $528,448 in 2008 compared to $283,032 during 2007. In 2008, the Company was extremely active in promotion utilising both trade show venues, web awareness campaigns and investor relation companies in both Canada and the United States.

At December 31, 2008, the Company had working capital of $36,851. Based on its existing working capital, the Company does not have sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2009. The Company has addressed this in the first quarter of 2009 by settling outstanding debt of $474,940 and raising $333,000 in a private placement.

At December 31, 2008, Anglo Swiss had capital stock of $18,451,320 representing 107,932,837 common shares without par value, and an accumulated deficit of $12,956,899, resulting in a shareholder’s equity (or net assets) of $8,749,967 (2007 - $9,182,444).  Anglo Swiss had working capital of $3,828,978 at December 31, 2007 and a working capital deficiency of $455,069 at December 31, 2006.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at December 31, 2008 were $642,700 compared $4,151,934 at December 31, 2007.

Fiscal Year ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006

During the fiscal year ended December 31, 2007, total assets increased to $9.7 million from $5.4 million at December 31, 2006 due to an increase in working capital due to four private placements completed within the period for $6,068,063. The Company also received $551,515 from the exercise of options and warrants. The net loss experienced by Anglo Swiss is subject to extremely wide variations arising from such matters as property write-downs and disposition and charges for stock-based compensations.  These non-cash charges are subject to variations from year to year.

Anglo Swiss’s general and administrative cash expenses have been fairly consistent over the previous years, although in 2007 the Company incurred $1,032,750 in G&A expenses. During the prior two years, G&A expenses were $310,205 in 2006 and $267,293 in 2005.   This has increased in 2007 to $1,032,750 due to the aggressive exploration programs undertaken during this period and their related expenses.  (MK Note: Chris, I couldn’t figure out how the numbers in this paragraph were calculated so please check.)

The largest increases incurred during 2007 were in consulting fees of $216,000 compared to $60,000 in 2006; depreciation of $253,670 in 2007 compared to $4,083 in 2006; professional fees of $136,351 in 2007 compared to $38,121 in 2006; and shareholder’s information to $283,032 in 2007 compared to $48,506 in 2006.

The Company was able to take advantage of the increased interest in the mining sector in recent years; raising funds through private placements and becoming more active in property exploration and the related expenses in filing fees and increasing the investor relations budget over the last two years. This has also been reflected in the value of the publically traded shares which has increase over 400% during 2007. Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at December 31, 2007 were $4,151,934 compared to $64,871 at December 31, 2006.

B.

Liquidity and Capital Resources

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stage and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2009, the Company was engaged in continued exploration of its diamond, gold and precious/semi-precious gemstone properties, located in the Northwest Territories and south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing or future partners, all of which are beyond the control of the Company.

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

At December 31, 2009, the Company had working capital of $1,955,269. Based on its existing working capital, the Company has sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2010. Additionally, the Company completed a private placement in Q1 of 2010 for gross proceeds of $1,500,000.

At December 31, 2009, Anglo Swiss had capital stock of $22,972,431 representing 132,982,840 common shares without par value, and an accumulated deficit of $14,714,019, resulting in a shareholder’s equity (or net assets) of $12,607,503 (2008 - $8,749,967).

Management reviews the carrying value of the Company’s interests in each mineral property at least annually to consider whether there are any conditions that may indicate impairment. Where estimates of future cash flows are not available and where exploration results or other information suggests an impairment has occurred, management assesses whether the carrying value can be recovered.  Costs relating to properties abandoned are written off when the decision to abandon is made.

As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Fry Inlet property and URL claim groups in the Lac de Gras region of Canada’s Northwest Territories. Exploration of the Blu Starr property is also planned for 2010 including prospecting, surface sampling and a drill program.

Management plans to continue to raise equity funding and may work with joint venture partners to further advance its projects. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The Company believes that there is minimal risk in losing any of its mineral claims as they are all in good standing from various dates in 2012 to 2016 at the Nelson Mining Camp and Kenville Mine property and past 2011 on the Blu Starr property.  Current exploration programs underway in 2010 will further extend the mineral claims up to 10 years. The Company has recently completed an Aerotech airborne survey on the Blu Starr and an Assessment Work Report will be filed in due course further extending the staked mineral claims. The Company does have to incur approximately $7,500 to keep the placer claims located on the Blu Starr property in good standing during the current year.

Nelson Mining Camp Acquisitions

Ron Gold Property Option (Requires Annual Exploration Expenditures)

In order to maintain the Option in good standing and earn a 60% right, title and undivided interest in and to the Property (subject to the Original Royalty Interest and the Second Royalty Interest referred to in paragraph 8), Anglo, subject to paragraph 2, shall:

(a)

pay to Klondike $50,000 within one business day of signing this Agreement;

(b)

pay to Klondike a further $50,000 in cash on or before the date which is 12 months from the date of this Agreement;

(c)

pay to Klondike a further $50,000 in cash on or before the date which is 24 months from the date of this Agreement;

(d)

pay to Klondike a further $50,000 in cash on or before the date which is 36 months from the date of this Agreement;

(e)

issue to Klondike 100,000 common shares of Anglo (the “Payment Shares”) upon receipt of approval from the TSX Venture Exchange (the “Exchange”) as well as any applicable regulatory authority;

(f)

incur $50,000 in exploration expenditures on or before the date which is 12 months from the date of this Agreement;

(g)

incur an additional $100,000 in exploration expenditures on or before the date which is 24 months from the date of this Agreement;

(h)

incur an additional $200,000 in exploration expenditures on or before the date which is 36 months from the date of this Agreement; and

(i)

incur an additional $300,000 in exploration expenditures on or before the date which is 48 months from the date of this Agreement.

Referendum Gold Property

In order to maintain the Option in good standing and earn a 100% right, title and undivided interest in and to the Property, subject to the Royalty Interest and to paragraph 2, Anglo Swiss shall:

a)

pay to Cherry $10,000 and issue 50,000 common shares of Anglo Swiss (each a “Common Share”) within one week of Anglo Swiss receiving approval from the TSX Venture Exchange (the “Exchange”) as well as any applicable regulatory authority;

b)

pay to Cherry a further $20,000 in cash on or before the date which is 12 months from the date of this Agreement and issue an additional 50,000 Common Shares;

c)

pay to Cherry a further $40,000 in cash on or before the date which is 24 months from the date of this Agreement and issue an additional 50,000 Common Shares;

d)

pay to Cherry a further $60,000 in cash on or before the date which is 36 months from the date of this Agreement and issue an additional 50,000 Common Shares;

e)

pay to Cherry a further $60,000 in cash on or before the date which is 48 months from the date of this Agreement and issue an additional 50,000 Common Shares;

f)

pay to Cherry a further $60,000 in cash on or before the date which is 60 months from the date of this Agreement and issue an additional 50,000 Common Shares.

Doyle Silver Lynx Property

To exercise this option Anglo Swiss must:

(a)

transfer to the Vendor 50,000 free trading shares of Anglo Swiss Resources Inc on or before January 25, 2010, ( 4 month restrictive legend is acknowledged).

(b)

pay the sum of $20,000. and transfer to the Vendor 50,000 free trading shares of Anglo Swiss Resources Inc on or before December 7, 2010.

(c)

pay the sum of $25,000. and transfer to the Vendor 50,000 free trading shares of Anglo Swiss Resources Inc on or before December 7, 2011.

(d)

pay the sum of $40,000. and transfer to the Vendor 50,000 free trading shares of Anglo Swiss Resources Inc on or before December 7, 2012.

Doyle Mount Nelson Property

To exercise this option Anglo Swiss must:

(a)

transfer to the Vendor 25,000 free trading shares of Anglo Swiss Resources Inc on or before January 25, 2010, ( 4 month restrictive legend is acknowledged).

(b)

pay the sum of $20,000. and transfer to the Vendor 25,000 free trading shares of Anglo Swiss Resources Inc on or before December 7, 2010.

(c)

pay the sum of $25,000. and transfer to the Vendor 25,000 free trading shares of Anglo Swiss Resources Inc on or before December 7, 2011.

(d)

pay the sum of $40,000. and transfer to the Vendor 25,000 free trading shares of Anglo Swiss Resources Inc on or before December 7, 2011.

49er Creek Gold Property

To exercise this option Anglo Swiss must:

on or before the first anniversary of the Effective Date, $120,000 and 1,100,000 Anglo Swiss Shares;

on or before the second anniversary of the Effective Date, $150,000 in cash, or $75,000 in cash and Anglo Swiss Shares with a value of $75,000;

on or before the third anniversary of the Effective Date, $180,000 in cash, or $90,000 in cash and Anglo Swiss Shares with a value of $90,000; and

on or before the fourth anniversary of the Effective Date, $200,000 in cash, or $100,000 in cash and Anglo Swiss Shares with a value of $100,000

Gold Hill Property

To exercise this option Anglo Swiss must:

pay to Cherry a further $8,000 in cash on or before the date which is 12 months from the date of this Agreement;

pay to Cherry a further $10,000 in cash on or before the date which is 24 months from the date of this Agreement;

pay to Cherry a further $12,500 in cash on or before the date which is 36 months from the date of this Agreement;

pay to Cherry a further $17,000 in cash on or before the date which is 48 months from the date of this Agreement.

Mammoth Property

To exercise this option Anglo Swiss must pay:

(a)  the sum of SIX THOUSAND DOLLARS ($6,000.00) plus SIXTY THOUSAND SHARES (60,000) on the execution of this Agreement;

(b) the sum of EIGHT THOUSAND DOLLARS ($8,000.00) plus SIXTY THOUSAND SHARES (60,000) by the 13th  day of May, 2011;

(c) the sum of TEN THOUSAND DOLLARS ($10,000.00) plus SIXTY THOUSAND SHARES (60,000)by the 13th day of May, 2012;

(d) the sum of TEN THOUSAND DOLLARS ($10,000.00) by the 13th day of May, 2013;

 Anglo Swiss shall have the right to purchase from the Optionors, the three percent (3%) Net Smelter Return, for $500,000.00 at any time during the life of this agreement.

In October of 2006 the Company entered a two year lease for its head office in Vancouver. The payments made through December 31, 2008 are as follows:

2006 - $3,300
2007 - $13,200
2008 - $13,200

The office is now on a month to month basis for $1,100 per month.

The Company entered into two Management Employment Agreements effective January 1, 2007 with its CEO/ President and Vice President/CFO for their annual services in their respective capacities. Remuneration was set a $10,000 and $8,000 per month respectively. The agreements were approved by the independent members of the Compensation Committee and have carried on through to December 31, 2010.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term debt obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

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

Fiscal Year ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008.

As at December 31, 2009, the Company’s current cash assets totalled $2,123,080 compared to $642,700 at December 31, 2008.  The Company’s working capital increased to $1,955,269 at December 31, 2009 from $36,851 at December 31, 2008. Based on its existing working capital, the Company has sufficient funds to meet its general and administrative expenses and continue the exploration of its two key properties through 2010.  Additionally, the Company has complemented its working capital in the first quarter of 2010 by a private placement for gross proceeds of $1,500,000.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2009 decreased to $577,321 from $805,064 at December 31, 2008. The Company settled an outstanding debt in Q1 of 2009 for $474,940 and raised approximately $4,500,000 in private placements and options/warrants exercised during the year. Included in current liabilities at December 31, 2009 and 2008 were amounts totalling $2,616 and $32,564, respectively, as due to related parties owed to certain directors of the Company and a law firm of which an officer of the Company is a partner.

Accrued liabilities consists principally of accounts payable of $380,030, accounting/audit costs of $26,300, a charge for the settlement agreement with Terasen Gas of $150,000, and the accrued tax of $11,460 with respect to the issuance of flow through shares payable to Canada Revenue Agency.

The Company incurred major expenses at its Kenville Gold Mine property in 2009 of $1,421,843 in exploration expenses and approximately $214,000 on expanding the plant and equipment of the crushing facility.

The Company also raised approximately $4,520,000 through private placements, options and warrants exercised in the fiscal year ended December 31, 2009 compared to $740,000 from the issuance of shares and warrants in 2008. As a result, capital stock at December 31, 2009 increased to $22,972,431 compared to $18,451,320 at December 31, 2008.

The Company’s largest cash outflow other than exploration costs associated with the Nelson Mining Camp and the Kenville Gold Mine property continues to be the ongoing general and administrative expenses, which for 2009 were $1,132,355 and $1,194,711 for 2008. The G&A expenses do not include non-cash items of $846,905 and $671,990 for stock-based compensation charges for the 2009 and 2008 years respectively and also depreciation charges of $216,803 and $238,405 of the Kenville plant and equipment for the same periods.

Fiscal Year ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007.

As at December 31, 2008, the Company’s current cash assets totalled $642,700 compared to $4,151,934 at December 31, 2007.  The Company’s working capital decreased to $36,851 at December 31, 2008 from $3,828,978 at December 31, 2007.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2008 increased to $805,064 compared to $535,179 at December 31, 2007. Included in current liabilities at December 31, 2008 and 2007 were amounts totalling $32,654 and $311,282, respectively, as due to related parties owed to certain directors of the Company and a law firm of which an officer of the Company is a partner. Accrued liabilities consists principally of accounting/audit costs $23,500, a charge for BC Capital Tax of $75,300, and the annual property taxes of $7,289 on the surface rights owned at the Kenville.

The Company incurred major expenses at its Kenville Gold Mine property in 2008 of $2,911,376 in exploration expenses and approximately $400,000 on expanding the Mill facility.  The Company also raised $740,000 from the issuance of shares and warrants in 2008 compared to $6,619,579 in 2007. Capital stock at December 31, 2008 decreased to $18,451,320 compared to $18,866,832 at December 31, 2007 due mainly to a $1,047,974 flow-through renunciation charge.

The Company’s largest cash outflow other than exploration costs associated with the Kenville Gold Mine property continues to be the ongoing general and administrative expenses, which for 2008 were $1,194,711 and $792,583 for 2007. The G&A expenses do not include non-cash items of $671,990 and $338,941 for stock-based compensation charges for the 2008 and 2007 years respectively and also depreciation charges of $238,405 and $253,670 of the Kenville plant and equipment for the same periods, and a $986,101 write down in 2007 of various diamond properties in the NWT of Canada.

Fiscal Year ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006.

As at December 31, 2007, the Company’s current cash assets totalled $4,151,934 and carried a working capital of $3,828,978. At December 31, 2006 the Company had current cash assets of $64,871 and a working capital deficiency of $455,069. The Company completed four private placements in 2007 for $6,068,063.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2007 decreased slightly to $535,179 from $551,299 at December 31, 2006. Related parties (directors and a law firm to which an officer of the Company is a partner in) increased to $389,280 (2006 - $328,620). The Company has no long term debt.

Share capital increased in 2007 due to the four private placements and the exercise of warrants and options for $6,619,579 at $0.10 to $0.475 per share to $18,866,832 at December 31, 2007. At December 31, 2006, the Company had $13,314,402 in share capital.

The Company’s largest cash outflow continues to be the ongoing general and administrative expense over the years. Anglo Swiss’s G&A cash expenses have been fairly consistent over the previous years, although in 2007 the Company incurred $1,032,750 in G&A expenses. During the prior two years the G&A expenses incurred were $310,205 in 2006 and $267,293 in 2005. This has increased in 2007 to $1,032,750 due to the aggressive exploration programs undertaken during this period and their related expenses.

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

Under U.S. GAAP, deferred exploration costs are expensed as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended December 31, 2009, 2008, and 2007 would have been $3,420,841, $4,640,001 and $3,458,845 respectively.

Outlook

For the remainder of the fiscal year ending December 31, 2010, the Company’s activities will focus primarily on the Nelson Mining Camp and the Kenville Gold Mine property in south-eastern British Columbia.

Nelson Mining Camp (Kenville Gold Mine property)

The Company has significantly expanded the Kenville property to now encompass 160 square kilometers and is known as the Nelson Mining Camp.

In the third and fourth quarters of 2009 and continuing into January of 2010 the Company aggressively expanded its properties contiguous to the south of the Kenville Mine property. The Nelson Mining Camp know consists of over 16,000 hectares trending approximately 10 kilometres to the south. There were a total of nine property option purchase agreements. SEE ITEM 4D.- Property, Plants and Equipment.

The Nelson Mining Camp is host to the Company’s 100% owned Kenville Gold Mine plus numerous historic producing underground mines, numerous surface adits and old workings. The Company has initiated the most aggressive exploration program on the largest contiguous property group in the history of the Nelson Mining Camp in November of 2009.

The exploration programs over the 160 square kilometres are designed to locate any source(s) of the known gold, silver and poly-metallic minerals and to expand upon the current gold resources of the Kenville Gold Mine.  The Company completed the analysis of a small VTEM airborne survey completed in February of 2010. The results successfully identified two significant anomalous conductive features.  One consists of a NNE trending conductor with a strike extent in excess of 3km, and the other is a cluster of conductors in the immediate vicinity of the Silver Lynx zinc, lead, copper and silver showings.

The Nelson Mining Camp has never been subjected to large-scale systematic exploration using modern techniques, and the next phase of this approach consists of flying a state of the art airborne magnetic and electromagnetic survey consisting of Aeroquest’s AeroTEM III system.  This survey will collect approximately 2,667 line kilometers of high-resolution data and provide complete coverage of the property.  It will enable the direct detection of conductive features, often caused by metallic mineralization, and aid in the structural interpretation of the geology as it relates to known deposits.

St.Pierre GeoConsultants will oversee the execution of the airborne survey, and interpret the results in order to define anomalies and design follow-up exploration programs consisting of ground surveys and drilling. Equity Exploration Consultants Ltd. were retained to compile and interpret the exploration data across the 150 square kilometer Nelson Mining Camp

Kenville Mine Property (100% Owned)

The Kenville Property continues to be the most developed asset of the Company, with 385.82 hectares of staked mineral claims and 201.88 hectares of Crown granted mineral claims plus four- fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, a new crushing facility initiated in 2008 with completion scheduled in 2010, assay laboratory, maintenance and repair shop, geological office and the mine manager’s residence.  The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining and milling equipment such as ore cars, ball mills, classifiers, coarse ore bins, jaw and cone crushers and the milling circuit.

The Kenville gold mine's historic workings consisting of the main haulage level (257) and the upper workings (275 Level), which contain substantial volumes of mill feed. In both levels the stopes and working veins are full of previously blasted gold-bearing material and muck. The company completed a full rehabilitation of the 257 Level and the rail system in 2009 and will complete the 275 Level in 2010. The Property also has extensive waste rock material in the surface waste dumps from previous production years which are located at surface.

Legal Status Kenville Mine Property

There were two law suits filed in December 2006 and November 2007 with respect to the Company’s Kenville Mine Property and an Option Joint Venture Agreement initiated on September 5, 2002 with 5 corporate optionees. As of April 29, 2010 both law suits have been settled and dismissed with no costs to either party.

Terasen Gas vs Anglo Swiss Resources Inc. Vancouver Action S073240

Terasen Gas initiated a claim for damages related to an incident in 2006 at the Kenville mine whereby a contractor excavated some material near the gas pipeline. Terasen claims damages up to $250,000. The Company at the time of this report has negotiated a settlement with Terasen Gas for $150,000, which is included in Current liabilities..

The Company does not have any material commitments for capital expenditures at the time of this report other than $50,000 of exploration expenditures required on the Ron Gold Property by September of 2010.

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

F.

Tabular Disclosure of Contractual Obligations

                      Payments due by Period

	Total	Less than 1 year	1-3 years	more than 5 years
Contractual Obligations
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Lease Obligations
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements
Total	NIL	NIL	NIL	NIL

G.

Safe Harbour

The safe harbour provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Leonard  R. Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 63 years old.

Christopher C. Robbins

Mr. Robbins is a director and Vice President of the Company.  He has been a director since November 25, 1994 and vice-president since June of 1999.  He has business experience in public relations, corporate governance and financing for over 20 years, both in private and public sectors.  Before his involvement with Anglo Swiss, Mr. Robbins was a consultant to a telecommunications firm, which also went public.  Mr. Robbins is 51 years old.

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville, Blu Starr and McAllister properties.  Mr. Wolbaum has extensive corporate experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 66 years old.

Greg Pendura, M.Ed.

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc.  An original founder of the company he recently retired as President, CEO and Chairman of the Board.  During his tenure with Resin Systems Inc., he was instrumental in the company achieving a market capitalization of over $200 million as well as raising in excess of $100 million during its formative years. Mr. Pendura is 62 years old. Mr. Pendura resigned as a director at the Annual General Meeting held May 28, 2010.

Thomas Obradovich

Mr. Obradovich joined the board of directors on November 12, 2009. Tom is a graduate of the Haileybury School of Mines in mining technology and advanced field geophysics. He has a wide range of experience in mining exploration, development and financing. Over a career of 27 years he co-founded Canadian Royalties Inc. which discovered and developed the Raglan south nickel belt. He then acquired most of the Matachewan gold camp and through a reverse takeover of Young-Davidson Mines Ltd. upgraded and doubled the resource which was subsequently acquired by Northgate Minerals in 2005. The project is in prefeasibility and is scheduled for production in 2011. He co-founded Aurelian Resources Inc. which discovered the Fruta Del Norte gold deposit in Ecuador which was subsequently acquired by Kinross. Kinross is currently developing the 14-million-ounce gold resource. He assisted in raising the seed and IPO capital to create U3O8 Corp., which is developing uranium deposits in Guyana. He currently operates a private exploration company known as Canadian Continental Exploration Corp. and recently acquired a non-core asset from Goldcorp to form Manitou Gold Inc. which is scheduled to be listed in Toronto in late 2009.

Edward J. Nunn, Director

Mr. Nunn joined the board of directors in March 2008. He is a Registered Professional Engineer in British Columbia and has been associated with the mining industry for 42 years. Mr. Nunn has spent most of the 42 years primarily working in project engineering and management for domestic and international mine operating companies. His metal mining experience has been in gold, copper, molybdenum, lead and zinc while working for Cominco, Lornex Mining Corp., Echo Bay Mines and Granduc Operating Company. Mr. Nunn is 63 years old. Mr. Nunn resigned as a director on January 21, 2010.

B.

Compensation

On January 29, 2008, the directors of the Company approved Executive Employment Agreements for two officers of the Company. These Agreements provide for combined annual base salaries totalling $216,000, payment of performance bonuses at the Company’s discretion, a benefits package and reimbursement of all expenses incurred in accordance with the Company’s reimbursement policy.

During the fiscal year ended December 31, 2009, the Company accrued a total $2,116 (2008 - $32,654)  in cash compensation due to directors and organizations controlled by directors. The Company also has Nil in 2009 (2008 - Nil) due to a law firm in which an officer of the Company is a partner. These amounts do not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2009 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2009, 2008 and 2007 in respect of the individuals who were, at December 31, 2009, the Named Executive Officers:

Name and Principal Position in 2009 Fiscal Year	Year	Annual Compensation			Non-equity incentive plan compensation ($)	Pension Value & Other
		Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Long-term Incentive Incentive plans plans
Leonard Danard Chief Executive Officer and President	2009 2008	120,000 120,000	Nil Nil	Nil Nil	Nil Nil Nil Nil	Nil
	2007	120,000	Nil	Nil	Nil Nil	Nil
Christopher Robbins Vice-President and Financial Officer	2009 2008 2007	96,000 96,000 96,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil

(1)

Fiscal years ended December 31, 2009, 2008, and 2007.

(2)

Indicates total options held in each of the fiscal periods down.

Option Grants in Last Fiscal Year

The following table, if required, sets forth stock options granted during the fiscal year ended December 31, 2009 to the Named Executive Officers:

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted	No. of Optioned Shares	Exercise Price	Expiry Date	Total No. of Options Granted in Past 12 Months
Len Danard	President & CEO	30.6	1,745,000	$0.14	2014/04/28	5,695,000
Chris Robbins	Vice-President	14.0	800,000	$0.14	2014/04/28	5,695,000

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table, if required, sets forth details of all exercises of stock options during the fiscal year ended December 31, 2009 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

No Options were exercised during the year ended December 31, 2009 by the Executive Officers.

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

Directors

Directors are not compensated for their services incurred in pursuance of their duties as directors although certain directors may be compensated for services rendered and expenses incurred as consultants or experts.

The following table, if required, sets forth stock options granted by the Company during the fiscal year ended December 31, 2009 to directors who are not Named Executive Officers of the Company.

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	% of Total Options Granted	No. of Optioned Shares	Exercise Price	Expiry Date	Total No. of Options Granted in Past 12 Months
Thomas Obradovich	Director	35.1	2,000,000	$0.30	2014/11/12	5,695,000
*Greg Pendura	Director	9.6	550,000	$0.14	2014/04/28	5,695,000
Leroy Wolbaum	Director	8.7	500,000	$0.14	2014/04/28	5,695,000

* Resigned as a Director on May 28, 2010.

The following table, if required, sets forth detail of all exercises of stock options during the fiscal year ended December 31, 2009 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

No Options were exercised during the year ended December 31, 2009 by the independent Directors.

C.

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Len Danard has been a director, President and the Chief Executive Officer of the Company since December 14, 1992.  Leroy Wolbaum has been a director of the Company since August 30, 1993.  Chris Robbins has been a director of the Company since November 25, 1994 and Vice President of the Company effective June 25, 1999.  Brian Canfield has been a director and Corporate Secretary of the Company since June 25, 1999; Mr. Canfield resigned as a director on January 9, 2003 and has resigned as the Corporate Secretary on May 28, 2010. Mr. Greg Pendura became a director on March 12, 2007 and resigned his position on May 28, 2010. Mr. Edward J Nunn P.Eng became a director on March 11, 2008 and resigned his position on January 21, 2010. Mr. Thomas Obradovich became a director on November 12, 2010.

The Company currently has two independent directors to serve as an Audit Committee.  The two members of The Board of Directors are independent and meet and review and discuss along with the recommendations of the Company’s auditors, De Visser Gray, Chartered Accountants, effectively serving as an Audit Committee. The Board of Directors after receiving recommendations from the audit committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and makes recommendations whether or not to approve such statements.  At the request of the Company’s auditors, the Board of Directors convenes a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended December 31, 2009, the Company had a number of employees on a seasonal basis as it explored the Kenville Gold Mine property. The number ranged from four to twenty-one between April of 2009 through to December 31, 2009 when the property was closed for the holiday season. The Corporate office has two employees, consisting of the CEO and Vice President who oversee the day to day activities of the Company.  The Company utilizes independent consultants and casual labour sporadically when it is undertaking exploration programs or staking mineral claims. The Company expects to continue to contract out exploration responsibilities to the partners it attracts to its properties or independent contractors with expertise in their required fields.

 E.

Share Ownership

See Item 6.A Directors, Senior Management and Employees – Directors and Senior Management for a summary of all common shares of the Company held by the directors and senior management.

The following table sets forth a summary of the details of all options and warrants to purchase shares of the Company held by the named Executive officers to the Company as at June 1, 2010.  As at June 1, 2010 there were an aggregate of 17,760,000 stock options outstanding of the 27,500,000 authorized under the Plan to officers, directors, consultants and employees of the Company:

Option-based Awards	Share-based Awards

Name	Option Exercise price ($)	Number of securities underlying unexercised options	Option Expiry Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Leonard R. Danard Chief Executive Officer, President and Director	0.14 0.25 0.10 0.11	1,745,000 1,500,000 1,200,000 2,000,000	04/28/2014 06/18/2013 07/18/2012 11/17/2010	410,075 187,500 330,000 530,000	Nil Nil Nil Nil	Nil Nil Nil Nil
Christopher C. Robbins Vice President and Director	0.14 0.25 0.10 0.11	800,000 750,000 1,300,000 2,000,000	04/28/2014 06/18/2013 07/18/2012 11/17/2010	188,000 93,750 357,500 530,000	Nil Nil Nil Nil	Nil Nil Nil Nil

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 1, 2010, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 139,171,055 Common Shares outstanding as of June 1, 2010, plus the exercisable shares that are deemed outstanding as listed in this table.

The following table sets forth a summary of the details of all options and warrants to purchase shares of the Company held by directors to the Company as at June 1, 2010:

	Option-based Awards				Share-based Awards
Name	Option Exercise price ($)	Number of securities underlying unexercised options#	Option Expiry Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Leroy R.T. Wolbaum Director	0.14 0.25 0.10 0.11	500,000 500,000 200,000 200,000	04/28/2014 06/18/2013 03/13/2012 11/17/2010	117,500 62,500 55,000 53,000	Nil Nil Nil Nil	N/A N/A N/A N/A
(1)Edward J Nunn Director	0.27 0.25 0.14	500,000 750,000 100,000	03/11/2012 06/18/2013 04/28/2014	52,500 93,750 23,500	Nil Nil Nil	N/A N/A N/A
(2)Greg Pendura Director	0.10 0.25 0.14	750,000 1,000,000 550,000	03/13/2012 06/18/2013 04/28/2014	206,250 125,000 129,250	Nil Nil Nil	N/A N/A N/A
Tom Obradovich Director	0.30	2,000,000	11/12/2014	150,000	Nil	N/A

(1) Resigned as a Director on January 21, 2010.
(2) Resigned as a Director on May 28, 2010

2010 Share Option Plan (the “2010 Plan”)

Options for executive officers are granted initially at the time of employment.  Option grants for all employees including executive officers are reviewed on an annual basis.

The 2010 Plan has been drafted to comply with Exchange policies as they exist as at the date of this Management Information Circular. It reserves 27,500,000 common shares for issuance pursuant to the exercise of options granted pursuant to the 2010 Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the 2010 Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the 2010 Plan.

The 2010 Plan provides that eligible persons there under include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the 2010 Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The 2010 Plan shall be administered by the board of directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the board of (the “Option Committee”). The board of directors will have authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise-ability of the option. At a minimum, unless approval of the Exchange is received, options will vest in equal instalments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the 2010 Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of the grant.

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

The 2010 Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares under any other share compensation arrangement. Under the 2010 Plan, the maximum number of common shares that may be issued to any one participant, or to any one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the 2010 Plan.

ITEM 7.

A.

       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or any foreign government.

As at June 25, 2010 and except for the officers and directors as a group (as summarized in Item 6.E Directors, Senior Management and Employees – Share Ownership), the Company is aware of the following persons or groups of persons which are registered as owning more than 10% of the Company’s issued and outstanding common shares.

Title of Class	Person or Group	Shares Owned	% of Class
Common Shares	CDS & Co.	104,768,505	75.2
Common Shares	DTC (formerly Cede & Co.)	15,814,392	11.3

(1) No officer or director individually owns or controls more than 10% of the Company’s shares.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 25, 2010 there were 139,171,055 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 592 holders of the Company’s common shares resident in the United States, holding an aggregate 20,624,021 common shares.  This number represents approximately 14.8% of the total issued and outstanding common shares of the Company as at June 25, 2010.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2009, or proposed material transactions between the Company or any of its subsidiaries and:

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

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2009 which contain an Audit Report dated April 30, 2010, Consolidated Balance Sheets as of December 31, 2009 and 2008, Consolidated Statements of Operations, Comprehensive Loss and Deficit and Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2009, 2008 and 2007 and Notes to the Consolidated Financial Statements.

B.

Significant Changes

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

The actual conversion work will occur in 2010 and 2011, in anticipation of the preparation of the 3/31/2011 balance sheet that will be required for comparative purposes for all periods ending in 2011.

Other than the aforementioned, no significant change has occurred since the date of the annual consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2010 April 2010 March 20010 February 2010 January 2010 December 2009	0.31 0.345 0.395 0.43 0.395 0.48	0.235 0.23 0.325 0.31 0.33 0.33
2009 Fourth Quarter Third Quarter Second Quarter First Quarter	0.48 0.445 0.47 0.195	0.26 0.265 0.08 0.075
2008 Fourth Quarter Third Quarter Second Quarter First Quarter	0.24 0.305 0.32 0.47	0.07 0.175 0.185 0.19
2007	0.67	0.05
2006	0.16	0.05
2005	0.18	0.065

The closing price of the Company’s common shares on the TSX Venture Exchange, on June 25, 2010 was $0.275.

The high and low sale prices (US$) for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Time Period	High $/Share	Low $/Share
May 2010 April 2010 March 20010 February 2010 January 2010 December 2009	0.3085 0.38 0.38 0.43 0.4078 0.5088	0.2198 0.261 0.278 0.291 0.32 0.3062
2009 Fourth Quarter Third Quarter Second Quarter First Quarter	0.5088 0.40 0.41 0.16	0.23 0.24 0.115 0.057
2008 Fourth Quarter Third Quarter Second Quarter First Quarter	0.21 0.286 0.32 0.551	0.054 0.161 0.166 0.165
2007	0.72	0.025
2006	0.145	0.042
2005	0.15	0.05

The closing price of the Company’s common shares on the Over the Counter Bulletin Board on June 25, 2010 was US$0.2699.

B.

Plan of Distribution

Not applicable.

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

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

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

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders. Holders of common shares are not entitled to pre-emptive rights. Holders of common shares are entitled, rateably, to the remaining Property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company. There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund instalments. There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective .holder of securities of the Company as a result of such shareholder owning a substantial number of shares. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

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

C.

Material Contracts

The Company has not completed any material contracts other than ordinary course of business during the last two fiscal years. This includes the various option to purchase agreements entered into with respect to the recent acquisitions of the Nelson Mining Camp. The Company considers these agreements non-material as there are minimal or no annual work requirements required. If and when the Company executes the option(s) and acquires the property(s) then reporting will be required of the effected material contract(s).

The Company did enter into an Option Joint Venture Agreement in respect to the New Shoshoni diamond claims in the NWT of Canada.  The agreement required the following payments and exploration expenditures at the Company’s option and therefore is not considered material prior to forming a Joint Venture:

i)

$30,000 on or before May 25, 2006;PAID

ii)

$35,000 on or before May 25, 2007;PAID

iii)

$40,000 on or before May 25, 2008;PAID

a)

incur the following minimum annual expenditures on the Property:

b)

 $200,000 on or before twelve months from the date of Exchange approval of  this Agreement; COMPLETED

c)

an additional $400,000 on or before 24 months from the date of Exchange approval of this Agreement;  COMPLETED

d)

an additional $800,000 on or before 36 months from the date of Exchange approval of this Agreement; UNDER EVALUATION

e)

an additional $1,600,000 on or before 48 months from the date of Exchange approval of this Agreement; UNDER EVALUATION

As a result of the Company’s decision to focus on the Nelson Mining Camp and the Kenville Mine property, the Company is currently re-evaluating its continued participation in the Fry Inlet property in the Lac de Gras region of Canada’s Northwest Territories.

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

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada - U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

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

Not applicable.

G.

Statements by Experts

Not applicable.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. At present, the functional currency of the Company is the Canadian dollar. Based on the Company’s overall exchange rate risk as at December 31, 2009, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure. The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

None.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2009 pursuant to Exchange Rule 13a-15(e) or Rule 15d-15(e).  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report were effective to provide reasonable assurance that the information required to be disclosed in the reports of the Company files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Management’s assessment in accordance with the Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2009.

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

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16.

RESERVED

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

The Company at the time of this report does not have an “audit committee financial expert” as defined by the rules of the SEC.  The Company will attempt to attract a person that qualifies as an “expert” in the current fiscal year.  The audit committee members through their collective experience do meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors.  Both members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of generally accepted accounting principals, overseeing the preparation, audit and evaluation of financial statements and run private enterprises as individual owners.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal years ended December 31, 2009 and 2008, the Company paid or accrued the following amounts of fees to De Visser Gray, Chartered Accountants for the following category of services:

2009
Type of Fees

Amount Paid or Incurred

           Percentage of Services

Audit Fees

$24,000

94.5%

Audit Related Fees

         -

    -

Tax Fees

  $1,400

  5.5%

All other Fees

         -

    -

Total fees

 $25,400

100%

2008

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 11 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 11 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document	Page Number
Cover Sheet	F1
Management’s Responsibility for Financial Reporting	F2
Auditors’ Report dated April 30, 2010	F3
Consolidated Balance Sheets as at December 31, 2009 and 2008	F4
Consolidated Statements of Operations, Comprehensive Loss and Deficit for the Fiscal Years Ended December 31, 2009, 2008 and 2007	F5
Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2009, 2008 and 2007	F6
Notes to the Consolidated Financial Statements	F7

Exhibit No.	Description of Document	Page Number
4.1.(1)	Blu Starr Joint Participation Agreement	N/A
4.2(1)	Catamayo Joint Participation Agreement	N/A
5.2(2)	Purchase Agreement Till Claims 1-7, NWT	N/A
5.3(2)	New Shoshoni Option & Joint Venture Agreement, NWT	N/A
5.4(2)	Purchase Agreement PQ Claim 1-25, NWT	N/A
5.5(2)	Purchase Agreement MS Claims, NWT	N/A
5.6(3)	2007 Stock Option Plan	N/A
6.1(4)	Purchase Agreement for UL 1&2 and AFR 6&7 Claims	N/A
6.2(4)	Claim Transfer Agreement for UL 3, 4 & 5	N/A
7.1(5)	Employment Agreement – Danard	N/A
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

N/A N/A N/A N/A N/A
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated at Vancouver, British Columbia, this 28th day of June 2010.

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

4.

The Company’s other cerVtifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

June 28, 2010

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

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

June 28, 2010

/s/ Chris Robbins

Chris Robbins, Vice President and Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 28, 2010

/s/ Len Danard

Len Danard

President and Chief Executive Officer

This certification is being furnished to the Securities and Exchange Commission as an exhibit to the Company’s annual report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 13.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Anglo Swiss Resources Inc. (the “Company”) for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 28, 2010

/s/ Chris Robbins

Chris Robbins

Vice President and Chief Financial Officer

This certification is being furnished to the Securities and Exchange Commission as an exhibit to the Company’s annual report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

April 30, 2010

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

AUDITORS’ REPORT

To the Shareholders of Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 30, 2010

Anglo Swiss Resources Inc.

(An exploration stage company)

Consolidated Balance Sheets

For the years ended December 31, 2009 and 2008

(expressed in Canadian dollars)

	2009 $	2008 $

Assets

Current assets
Cash and cash equivalents	886,841	400,410
Term deposits	1,236,239	242,290
Subscriptions receivable	240,000	-
GST and other amounts receivable	108,525	186,993
Prepaid expenses	60,985	12,222

	2,532,590	841,915

Reclamation bonds (note 3)	45,885	25,876

Property, plant and equipment (note 4)	1,103,995	889,976

Mineral properties (note 5)	9,502,354	7,797,264

	13,184,824	9,555,031

Liabilities

Current liabilities
Accounts payable and accrued liabilities	577,321	805,064

Shareholders’ Equity

Capital stock (note 6)	22,972,431	18,451,320

Obligation to issue shares	-	130,000

Options (note 7)	2,538,958	1,745,590

Warrants (note 7)	1,301,632	941,549

Contributed surplus (note 7)	508,501	438,407

Deficit	(14,714,019)	(12,956,899)

	12,607,503	8,749,967

	13,184,824	9,555,031
Continuance of operations (note 1)
Commitment (note 9) Outstanding matters (note 12) Subsequent events (note 13)

See accompanying notes to the consolidated financial statements.

Anglo Swiss Resources Inc.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

	2009 $	2008 $	2007 $

Expenses
Administrative	84,802	82,589	100,157
Capital tax and interest recovery	-	-	(75,300)
Consulting fees (note 10(b))	216,000	241,400	216,000
Depreciation	216,803	238,405	253,670
Filing fees	37,424	20,568	27,188
Foreign exchange (gain)/loss	9,202	(22,793)	4,902
General exploration	24,713	19,020	11,761
Interest	18,676	38,743	15,058
Part XII.6 tax	-	59,412	-
Professional fees	468,137	96,746	136,351
Sand and gravel operations	1,138	53,907	-
Shareholders’ and investor relations (note 10(c))	211,611	528,448	283,032
Stock-based compensation (note 7)	846,905	671,990	338,941
Transfer agent fees	16,146	17,232	17,241
Travel and promotion	44,506	59,439	56,193
Write-down of mineral properties	-	-	986,101
		-	-
	2,196,063	2,105,106	2,371,295
Other items Gain on debt settlement	(379,940)	-	-
Interest and other income	(4,403)	(78,639)	(13,503)
Settlement of lawsuit (note 12(b))	150,000	-	-

Loss before income taxes	1,961,720	2,026,467	2,357,792

Income tax recovery – future income taxes (note 8)	(204,600)	(1,047,974)	(29,002)

Net comprehensive loss for the year	1,757,120	978,493	2,328,790

Deficit - Beginning of year	12,956,899	11,978,406	9,649,616

Deficit - End of year	14,714,019	12,956,899	11,978,406

Weighted average number of shares outstanding	116,492,660	101,837,179	78,855,193

Basic and diluted loss per share	$ 0.02	$ 0.01	$ 0.03

See accompanying notes to the consolidated financial statements.

Anglo Swiss Resources Inc.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

	2009 $	2008 $	2007 $
Cash provided by (used for): Operating activities
Loss for the year	(1,757,120)	(978,493)	(2,328,790)
Items not affecting cash
Depreciation	216,803	238,405	253,670
Write-down of mineral properties	-	-	986,101
Stock-based compensation	846,905	671,990	338,941
Gain on debt settlement	(379,940)	-	-
Income tax recovery	(204,600)	(1,047,974)	(29,002)
Accrued interest income	(1,916)	(7,866)	-
Capital tax and interest recovery	-	-	(75,300)
Management services rendered for shares	10,000	92,000	-

Changes in non-cash working capital
Amounts receivable	78,468	(91,380)	(183,596)
Prepaid expenses	(48,763)	(7,982)	2,732
Accounts payable and accrued liabilities	595,314	(300,067)	59,180

	(644,849)	(1,431,367)	(976,064)
Financing activities
Proceeds from issuance of private placements, options and warrants	4,748,751	740,000	6,619,579
Obligation to issue shares	-	130,000	-
Subscription received	-	112,370	-
Share issue costs	(164,900)	(40,000)	(303,378)

	4,583,851	942,370	6,316,201
Investing activities
Purchase of equipment	(430,822)	(382,162)	(1,920)
Purchase of term deposit	(992,042)	(200,000)	(34,500)
Reclamation bonds	(20,000)	(5,000)	(2,000)
Mineral property costs	(2,009,707)	(2,640,865)	(1,249,154)

	(3,452,571)	(3,228,027)	(1,287,574)
Increase (decrease) in cash and cash equivalents	486,431	(3,717,024)	4,052,563

Cash and cash equivalents - Beginning of year	400,410	4,117,434	64,871

Cash and cash equivalents - End of year	886,841	400,410	4,117,434

Supplementary Information

Shares issued for mineral properties	43,500	-	-
Shares issued for agent issue costs	3,500	-	97,851
Shares issued for debt	95,000	-	-
Account payable related mineral properties	221,835	569,952	-
Interest received	4,403	78,639	13,503

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

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

For the Years ended December 31, 2009, 2008 and 2007

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

Mineral properties

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred until the property to which they relate is placed into production, sold or abandoned or becomes impaired. Option or other payments received in respect of property interests are applied to reduce the carrying value of the properties. The carrying values of mineral properties are, where necessary, written down to the estimated fair value based on discounted estimated future net cash flows. Mineral properties will be depreciated on a unit of production basis when the property is placed into production.

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

Financial Instruments and Financial Risk

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.  Cash, cash equivalents, term deposits and are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.  Amounts receivable and reclamation bonds are classified as loans and receivables and measured at amortized cost; accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2009, the Company does not have any asset retirement obligations.

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

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company’s shares on the Toronto Stock Venture Exchange.

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

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through Shares - continued

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Capital Management

The Company manages its cash, common shares, stock options and warrants (see Note 7) as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Financial instrument risk exposure and risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk is limited to trade receivables in the ordinary course of business and the quality of its financial investments. As at December 31, 2009, the Company’s financial instruments consist of interest-bearing short term investment-grade issued by a Canadian chartered bank.  The Company does not believe that it is exposed to significant credit risk on financial instruments issued by the Canadian chartered bank.

Market risk: interest rate risk

The Company is exposed to interest rate risk on its cash, cash equivalents and short-term investments, but is not exposed to any interest rate risk on outstanding borrowing as there are none at December 31, 2009.

Liquidity risk

The Company manages its liquidity risk by ensuring that there is sufficient capital in order to meet the short-term business requirements.  The Company maintains cash and short-term investments which are available on demand for this purpose.

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy

During 2009, CICA handbook section 3862 “Financial Instruments – Disclosures” was amended to require enhanced disclosure of financial instrument fair value measurements and liquidity risks. Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

•

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3: Inputs that are not based on observable market data.

The carrying values, fair market values, and fair value hierarchal classification of the Company’s financial instruments as at December 31, 2009 are as follows:

For the year ended December 31, 2009

	Level 1	Level 2	Level 3

Cash and cash equivalents	886,841	-	-
Short term Investments	1,236,239	-	-
	2,123,080	-

Cash and cash equivalents, and short term investments as shown in the consolidated balance sheet as at December 31, 2009 and 2008, is measured using level 1. The Company does not have any financial instruments that are measured using level 2 or level 3 inputs.

During the years ended December 31, 2009 and 2008, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

New accounting pronouncements adopted

Effective January 1, 2009, the Company adopted certain new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).  Those standards and the required disclosures in connection with their adoption are listed below.

Financial Instruments - Disclosure (Section 3862) and Presentation (Section 3863)

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures to include additional disclosure requirements about the fair market value measurements for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.  Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangible Assets (CICA Section 3064)

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008 and therefore the Company has implemented it as of January 1, 2009. The adoption of this statement did not have an impact on the consolidated financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted new CICA Emerging Issues Committee (“EIC”) guidance in EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the capitalization and impairment review of exploration costs. Adoption of this guidance did not have an effect on the Company’s financial statements.

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

Business combination, Consolidated Financial Statements and Non-controlling interest

For interim and annual financial statements relating to its fiscal year commencing on or after January 1, 2011, the Company will be required to adopt new CICA Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Section 1582 replaces existing Section 1581 “Business Combinations”, and Sections 1601 and 1602 together replace Section 1600 “Consolidated Financial Statements.” The adoption of Sections 1582 and collectively, 1601 and 1602 provides the Canadian equivalent to IFRS 3 “Business Combinations” and International Accounting Standard IAS 27 “Consolidated and Separate Financial Statements” respectively. The impact of adopting these new standards has not yet been assessed and cannot reasonably be estimated at this time.

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

3.

RECLAMATION BONDS

The Company has reclamation bonds outstanding totalling a principal amount of $45,885 to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties. These investments are recorded at market value and earn interest at market rates.

4.

PROPERTY, PLANT AND EQUIPMENT

	2009

	Cost $	Accumulated depreciation $	Net $
Mine plant and equipment	1,878,722	803,854	1,074,868
Office equipment	34,893	29,169	5,724
Motor vehicles	41,280	17,877	23,403

	1,954,895	850,900	1,103,995

	2008

	Cost $	Accumulated depreciation $	Net $
Mine plant and equipment	1,469,992	591,055	878,937
Office equipment	34,517	27,916	6,601
Motor vehicles	19,564	15,126	4,438

	1,524,073	634,097	889,976

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

5.

MINERAL PROPERTIES

	Acquisition costs $	Exploration expenditures $	Total $
Kenville (a)
Balance - December 31, 2007	1,377,476	481,162	1,858,638
Expenditures	-	2,911,376	2,911,376

Balance - December 31, 2008	1,377,476	3,392,538	4,770,014
Acquisition costs	104,500	-	104,500
Expenditures	-	1,421,843	1,421,843

Balance - December 31, 2009	1,481,976	4,814,381	6,296,357

Blu Starr (b)
Balance - December 31, 2007	812,306	570,623	1,382,929
Expenditures	-	174,703	174,703

Balance - December 31, 2008	812,306	745,326	1,557,632
Expenditures	-	58,048	58,048

Balance - December 31, 2009	812,306	803,374	1,615,680

McAllister (c)
Balance - December 31, 2007	-	7,967	7,967
Expenditures	-	600	600

Balance - December 31, 2008	-	8,567	8,567
Expenditures	-	1,068	1,068

Balance - December 31, 2009	-	9,635	9,635

New Shoshoni Claims (e)
Balance - December 31, 2007	134,000	1,065,413	1,199,413
Expenditures	-	113,834	113,834

Balance - December 31, 2008	134,000	1,179,247	1,313,247
Expenditure recoveries		(93,807)	(93,807)
Expenditures	-	1,000	1,000

Balance - December 31, 2009	134,000	1,086,440	1,220,440

PQ Claims (f)
Balance - December 31, 2007 & 2008	-	-	-
Expenditures	-	10,846	10,846

Balance - December 31, 2009	-	10,846	10,846

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

5.

MINERAL PROPERTIES (continued)

	Acquisition costs $	Exploration expenditures $	Total $
Group of Four Claims (h)
Balance - December 31, 2007	137,500	-	137,500
Expenditures	-	10,304	10,304

Balance - December 31, 2008	137,500	10,304	147,804
Expenditures	-	10,310	10,310

Balance - December 31, 2009	137,500	20,614	158,114

Ron Gold Property (i)
Balance - December 31, 2008	-	-	-
Acquisition costs	79,000	-	79,000

Balance - December 31, 2009	79,000	-	79,000

Referendum Gold Property (j)
Balance - December 31, 2008	-	-	-
Acquisition costs	24,500	-	24,500

Balance - December 31, 2009	24,500	-	24,500

Silver Lynx Property (k)
Balance - December 31, 2008	-	-	-
Acquisition costs	15,981	-	15,981

Balance - December 31, 2009	15,981	-	15,981

Mount Nelson Property (l)
Balance - December 31, 2008	-	-	-
Acquisition costs	15,981	-	15,981

Balance - December 31, 2009	15,981	-	15,981

49’er Creek Gold Corp Property (m)
Balance - December 31, 2008	-	-	-
Acquisition costs	6,007	49,813	55,820

Balance - December 31, 2009	6,007	49,813	55,820

Total mineral properties - December 31, 2008	2,461,282	5,335,982	7,797,264

Total mineral properties - December 31, 2009	2,707,251	6,795,103	9,502,354

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

5.

MINERAL PROPERTIES (continued)

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

The Company has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia (file no. S068401 dated December 28, 2006) by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd., Glacial Holdings Inc. and Gold Standard Resources Corp., (collectively the "Optionees") with respect to the OJVA. Pursuant to the OJVA, Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees.  The Optionees failed to comply with the Auditor’s repeated requests for documentation and therefore there is no basis to support the Optionees' alleged expenditures. It is the Company’s position that the OJVA has been breached and is no longer in effect.

On a related matter, Terasen Gas commenced a lawsuit against the Optionees alleging certain work they performed on the Kenville Property adversely impacted its pipeline that runs through an easement on this Property.  The Company has also been named a defendant in this lawsuit as the owner of the Property.  The Company has retained Farris, Vaughan, Wills & Murphy LLP. as counsel in these matters. Refer also to note 12.

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

For the Years ended December 31, 2009, 2008 and 2007

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

e)

New Shoshoni Claims, Canada (Part of the Fry Inlet Property)

During 2005, the Company entered into an option and joint venture agreement with New Shoshoni Ventures Ltd. to acquire an undivided interest of 50%, plus a further option to earn an additional 10% interest in a number of mineral tenures totalling 23,587 hectares for diamond exploration.  The claims are collectively known as the New Shoshoni Claims and are located near the Fry Inlet Lake in the Northwest Territories. The company paid a cash instalment of $25,000 and issued 400,000 common shares valued at $44,000.  The Company paid an additional purchase price of $105,000 through annual payments.  The agreement also states that the company must also incur $3,000,000 in exploration expenditures by July 2009.  This date has now been extended to July 2010.  The vendors retained a 3% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property.  The Company may purchase 1% of the GORR by paying $2,500,000. The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.

f)

PQ Claims, Canada (Part of the Fry Inlet Property)

The Company acquired a 100% interest in a number of mineral tenures totalling 13,586 hectares for diamond exploration during 2005.  The claims are collectively known as the PQ Claims and are located on the Fry Inlet area in the Northwest Territories. The company paid a total of $50,000 and issued 5,000,000 common shares valued at $475,000.  The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying $1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 250,000 shares to a cumulative total of 1,000,000 shares for each kimberlite body discovered by the company on the property.  The Company dropped this claim group during 2007.

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

5.

MINERAL PROPERTIES (continued)

g)

Lac de Gras Claims, Canada (Falcon Bay Property)

The Company acquired a 100% interest in a number of mineral tenures totalling 21,229 hectares for diamond exploration during 2005.  The claims are collectively known as the Lac de Gras Claims and are located on the Falcon Bay Diamond Property in the Northwest Territories. The company paid a total of $50,000 and issued 2,000,000 common shares valued at $220,000. The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company may purchase 1% of the GORR by paying $1,000,000.  The vendors are eligible to receive kimberlite bonus payments of 250,000 shares upon the discovery of the first new kimberlite and 100,000 shares on the discovery of each successive kimberlite body to a cumulative total of 1,000,000 shares.  The Company dropped this claim group during 2007.

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

i)

Ron Gold Property, Canada

In September 2009 the Company entered into an option and joint venture agreement with Klondike Gold Corp (“Klondike”) wherein the Company will earn up to a 60% interest in thirty-seven contiguous staked mineral claims covering 1,492 hectares situated along the eastern, western and southern borders of the Company’s Kenville Gold Mine Property. The Company paid a cash instalment of $50,000 and issued 100,000 common shares valued at $29,000.  The agreement requires that the company pay additional cash consideration of $150,000 and incur $650,000 in exploration expenditures by September 2013.  An arm’s length party retains a 2% net smelter royalty (the “Original Royalty Interest”). The Company may purchase 1.5% of the Original Royalty Interest by paying $500,000. Klondike also holds an additional royalty (the “Second Royalty Interest”) equal to 1% of net smelter returns.  The Company may purchase 100% of the Second Royalty Interest by paying Klondike $500,000.  Upon completion of the 60% earn-in, a joint venture will be formed between the Company and Klondike.

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

5.

MINERAL PROPERTIES (continued)

j)

Referendum Gold Property, Canada

In November 2009 the Company entered into an option to purchase agreement wherein the Company may acquire a 100% interest in 19 contiguous staked mineral claims covering 1,381 hectares situated along the southern border of the Company’s Kenville Gold Mine Property. The company paid a cash instalment of $10,000 and issued 50,000 common shares valued at $14,500.  The agreement requires that the company pay additional cash consideration of $240,000 and issue 250,000 common shares by November 2014.  The vendor retains a 2.5% net smelter returns (“NSR”) royalty.  The Company may purchase 100% of the royalty interest by paying the vendor $2,000,000.

k)

Silver Lynx Property, Canada

In December 2009 the Company entered into an option to purchase agreement wherein the Company may acquire a 100% interest the Silver Lynx claim group consisting of 15 contiguous staked mineral claims covering 1,200 hectares. The company paid a cash instalment of $15,000.  The agreement requires that the company pay additional cash consideration of $85,000 and issue 200,000 common shares by December 2012.  The vendor retains a 1.5% NSR.  The Company may purchase 100% of the royalty interest by paying the vendor $1,000,000.

l)

Mount Nelson Property, Canada

In December 2009 the Company entered into an option to purchase agreement wherein the Company may acquire a 100% interest the Mount Nelson property consisting of 2 contiguous staked mineral claims covering 524 hectares. The company paid a cash instalment of $15,000.  The agreement requires that the company pay additional cash consideration of $85,000 and issue 100,000 common shares by December 2012.  The vendor retains a 1.5% NSR.  The Company may purchase 100% of the royalty interest by paying the vendor $1,000,000.

m)

49’er Creek Gold Corp, Canada

In December 2009 the Company entered into an option agreement wherein the Company may acquire a 100% interest in the 49’er Creek Gold Corp property consisting of 158 contiguous staked mineral claims covering approximately 5,000 hectares. The company paid a cash instalment of $5,000.  The agreement requires that the company pay additional cash consideration of $745,000 and issue a minimum of 1,600,000 common shares by December 2013.  The parties may elect that the cash payments totalling $530,000 that are payable in the second, third and fourth year be paid as to 50% in cash and 50% in common shares subject to review and acceptance by the TSX Venture Exchange.  The vendor retains a 2.5% NSR.  The Company may purchase 100% of the royalty interest by paying the vendor $2,000,000 and issuing an additional 500,000 common shares.

6.

CAPITAL STOCK

Authorized share capital consists of 500,000,000 common shares without par value and 400,000,000 preferred shares without par value. No preferred share has been issued.

Issued share capital:

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

6.

CAPITAL STOCK (continued)

	Common	Amount
	Shares	$

Balance - December 31, 2006	69,252,688	13,314,402

Shares - issued for cash, flow through	15,543,025	3,368,563
- issued for cash, non-flow through	12,220,000	2,699,500
Warrants exercised	2,260,857	436,889
Options exercised	328,125	32,813
Agent warrants exercised	818,142	81,814
Share issue costs	-	(401,229)
Fair value - warrants granted	-	(769,170)
- warrants exercised	-	62,665
- options exercised	-	69,587
- flow-through renunciation	-	(29,002)
Balance - December 31, 2007	100,422,837	18,866,832

Shares - issued for cash, flow through	5,470,000	547,000
Warrants exercised	865,000	166,000
Options exercised	1,175,000	119,000
Share issue costs	-	(77,400)
Fair value - warrants granted	-	(191,026)
- warrants exercised	-	18,018
- options exercised	-	50,870
- flow-through renunciation	-	(1,047,974)

Balance - December 31, 2008	107,932,837	18,451,320
Shares - issued for cash, flow through	975,000	390,000
- issued for cash, non-flow through	10,330,003	2,433,001
- issued for property (5(i), 5(j))	150,000	43,500
- issued for management services, flow through	25,000	10,000
- issued for debt	1,000,000	95,000
- issued for finders’ fee	35,000	3,500
Warrants exercised	11,097,500	2,109,500
Options exercised	437,500	46,250
Agent warrants exercised	500,000	90,000
Agent options exercised	500,000	50,000
Share issue costs - cash	-	(164,900)
Share issue costs – non-cash	-	(3,500)
Fair value - warrants granted	-	(816,513)
- warrants exercised	-	456,430
- options exercised	-	53,537
- agent option granted	-	(107,494)
- agent options exercised	-	37,400
- flow-through renunciation	-	(204,600)

Balance - December 31, 2009	132,982,840	22,972,431

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

6.

CAPITAL STOCK (continued)

During 2009, 150,000 common shares were issued for a total of $43,500 to purchase two separate mineral claims for gold exploration in the Nelson B.C

At December 31, 2009, the Company has a share subscription receivable of $40,000 for 100,000 shares issued by private placement and a receivable of $200,000 for 1,000,000 shares issued for warrants exercised.

7.

CONTRIBUTED SURPLUS, OPTIONS AND WARRANTS

During the years ended December 31, 2009 and 2008, the change in options, warrants and contributed surplus was as follows:	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2007	1,124,470	768,541	401,007

Stock based compensation	671,990	-	-
Fair value of broker options granted as finders’ fees	-	-	37,400
Fair value of warrants issued on private placement	-	191,027	-
Fair value of warrants exercised	-	(18,019)	-
Fair value of options exercised	(50,870)	-	-

Balance - December 31, 2008	1,745,590	941,549	438,407

Stock based compensation	846,905	-	-
Fair value of broker options granted as finders’ fees	-	-	107,494
Fair value of warrants issued on private placement	-	816,513	-
Fair value of warrants exercised	-	-	-
Fair value of options exercised	(53,537)	(456,430)	(37,400)

Balance - December 31, 2009	2,538,958	1,301,632	508,501

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

7.    CONTRIBUTED SURPLUS, OPTIONS AND WARRANTS (continued)

Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to eligible directors, officers and service providers of the company and its subsidiaries, up to a maximum of 22,250,000 common shares (20,250,000 common shares – 2008). Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. The number of shares issuable to any one Optionee under the plan, together with all of the Company’s previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is not less than the price issued in a press release or, if no press release is issued, the last closing price of the listed shares before the date of the stock option grant less the applicable discount. Stock options will not be granted at less than $0.10 per share.

During the years ended December 31, 2009 and 2008, the change in stock options outstanding is as follows:

		2009		2008

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Beginning of year	16,855,000)	0.16	14,375,000)	0.11
Granted	6,495,000)	0.19	6,155,000)	0.25
Exercised	(437,500)	0.14	(1,175,000)	0.10
Cancelled	(1,065,000)	0.21	(2,500,000)	0.11
Expired	(1,400,000)	0.10	-	-

End of year	20,447,500)	0.17	16,855,000)	0.16

Exercisable, End of year	15,538,125)	0.16	12,738,750)	0.12

Weighted average fair value of options granted during 2009 – $0.16 (2008 - $0.25)

Weighted average remaining life of options outstanding at December 31, 2009 – 2.97 years

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

7.

CONTRIBUTED SURPLUS, OPTIONS AND WARRANTS (continued)

At December 31, 2009, the following stock options are outstanding and exercisable:

Exercise Price	Options outstanding	Options exercisable	Expiry date	Remaining contractual life, outstanding options (years)
$
0.11	4,450,000	4,450,000	November 17, 2010	0.88
0.27	90,000	90,000	January 31, 2011	1.08
0.10	950,000	950,000	March 13, 2012	2.20
0.10	200,000	200,000	June 15, 2012	2.46
0.10	2,500,000	2,500,000	July 18, 2012	2.55
0.10	350,000	350,000	August 1, 2012	2.59
0.10	200,000	200,000	August 16, 2012	2.63
0.12	350,000	350,000	August 31, 2012	2.67
0.27	500,000	500,000	March 11, 2013	3.19
0.25	4,900,000	4,275,000	June 18, 2013	3.47
0.14	3,857,500	1,423,125	April 28, 2014	4.33
0.28	100,000	-	November 3, 2014	4.84
0.30	2,000,000	250,000	November 12, 2014	4.87

	20,447,500	15,538,125

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2009	2008	2007

Expected dividend yield	Nil	Nil	Nil
Average risk-free interest rate	2.44%	3.40%	3.75%
Expected life	5 years	5 years	5 years
Expected volatility	104.67%	108%	108%

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

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

 7.   CONTRIBUTED SURPLUS, OPTIONS AND WARRANTS (continued)

Broker options

As at December 31, 2009, 1,235,525 broker options were outstanding entitling the holders to acquire shares of the Company for $0.40 per share exercisable up to December 7, 2010 as to 535,525 broker options, and $0.60 per share exercisable up to August 28, 2011 as to 700,000 broker options.

During the years ended December 31, 2009 and 2008, the change in broker options outstanding was as follows:

	2009		2008

	Number of Broker options	Weighted Average Exercise price $	Number of Broker options	Weighted Average Exercise price $

Beginning of year	1,072,407	0.26	572,407	0.40
Granted	700,000	0.60	500,000	0.10
Exercised	(500,000)	0.10	-	-
Cancelled	(36,882)	0.40	-	-

End of year	1,235,525	0.51	1,072,407	0.26

During the year ended December 31, 2009, the company issued 700,000 units in connection with the August 2009 private placement.

Warrants

During the years ended December 31, 2009 and 2008, the change in warrants outstanding was as follows:

	2009		2008

	Number of warrants	Exercise price $	Number of warrants	Exercise price $

Beginning of year	18,436,512	0.35	13,831,512	0.37
Granted	8,330,002	0.39	5,470,000	0.15
Exercised	(11,597,500)	0.19	(865,000)	0.21
Cancelled	(2,062,500)	-	-	-

End of year	13,106,514	0.54	18,436,512	0.35

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

8.

INCOME TAXES

a)

The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2009	2008	2007

Statutory tax rate	30.00%	31.00%	34.12%

	$	$	$

Loss before tax	(1,961,720)	(2,026,467)	(2,357,792)

Provision for income taxes based on statutory rates	(588,516)	(628,205)	(804,479)
Net adjustments for deductible and non deductible amounts	335,043	271,644	481,665
Future income tax recognized on flow-through renunciation	(204,000)	(1,047,974)	(29,002)
Tax benefits not recognized	253,473	356,561	322,814

	(204,000)	(1,047,974)	(29,002)

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

8.    INCOME TAXES (continued)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

	2009 $	2008 $
Capital and non-capital loss carry-forwards	1,060,250	868,400
Property, plant and equipment, mineral properties and other	(441,537)	(360,765)

Total future tax assets	618,713	507,635
Valuation allowance	(618,713)	(507,635)

Net future tax assets	-	-

c)

The company estimates that it has approximately $4.24 million in non-capital losses, expiring between 2010 and 2029, to reduce future taxable income in Canada. The realization of income tax benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

9.

COMMITMENT

At December 31, 2009, the Company is to incur approximately $682,000 in eligible exploration expenditures prior to December 31, 2010 in order to complete obligations entered into under flow-through share purchase agreements.

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

10.

RELATED PARTY TRANSACTIONS

a)

Included in accounts payable and accrued liabilities is $2,616 (2008- $32,654) due to directors and organizations controlled by directors.

b)

The Company incurred consulting fees of $216,000 (2008 - $216,000; 2007 - $216,000) for management services provided by directors and officers or organizations controlled by such parties. The Company issued 25,000 flow through common shares valued at $10,000 as part of the payment for management services rendered by a director.

c)

The Company incurred fees of $20,206 (2008 - $144,000; 2007 – $126,575) for investor relations consulting services provided by a director and officers or organizations controlled by such parties.

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

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2009 $	2008 $	2007 $

Consolidated statements of loss
Loss for the year under Canadian GAAP	1,757,120	978,493	2,328,790
Exploration expenditures for the year (a)	1,459,121	3,170,817	1,214,154
Exploration costs written off during the year (a)	-	-	(76,601)
Reversal of FIT Recovery (c)	204,600	1,047,974	29,002)
FIT Premium – US GAAP (c)	-	(557,283)	(36,500)

Loss for the year under U.S. GAAP	3,420,841	4,640,001	3,458,845

Loss per share under U.S. GAAP	0.03	0.05	0.04

Mineral properties
Balance per Canadian GAAP	9,502,354	7,797,264	4,586,447
Cumulative exploration expenditures (a)	(6,755,103)	(5,295,982)	(2,125,165)

Balance under U.S. GAAP	2,747,251	2,501,282	2,461,282

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

2009 $	2008 $	2007 $
Stock options and warrants
Under Canadian GAAP	3,840,590	2,687,139	1,893,011
Stock-based compensation (b)	(80,594)	(80,594)	(80,594)

Balance under U.S. GAAP	3,759,996	2,606,545	1,812,417

Deficit
Under Canadian GAAP	(14,714,019)	(12,956,899)	(11,978,406)
Stock-based compensation (b)	80,594	80,594	80,594
Cumulative mineral property expenditures (a)	(6,755,103)	(5,295,982)	(2,125,165)
FIT adjustments – net (c)	(791,771)	(587,171)	(96,480)

Deficit under U.S. GAAP	(22,180,299)	(18,759,458)	(14,119,457)

Share Capital
Under Canadian GAAP	22,972,431	18,451,320	18,866,832
Reversal of FIT Recovery (c)	1,385,554	1,180,954	132,980
FIT Premium – US GAAP (c)	(593,783)	(593,783)	(36,500)

Balance under U.S. GAAP	23,764,202	19,038,491	18,963,312

Cash flows

Cash flows from operating activities
Per Canadian GAAP	(644,849)	(1,431,367)	(976,064)
Exploration expenditures (a)	(1,807,238)	(2,600,865)	(1,214,154)

Per U.S. GAAP	(2,452,087)	(4,032,232)	(2,190,218)

Cash flows from investing activities
Per Canadian GAAP	(3,452,571)	(3,228,027)	(1,287,574)
Exploration expenditures (a)	1,807,238	2,600,865	1,214,154

Per U.S. GAAP	(1,645,333)	(627,162)	(73,420)

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

For the Years ended December 31, 2009, 2008 and 2007

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

(An exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2009, 2008 and 2007

(expressed in Canadian dollars)

12.

 OUTSTANDING MATTERS

a)

Legal Status Kenville Mine Property

There were two law suits filed in December 2006 and November 2007 with respect to the Company’s Kenville Mine Property and an Option Joint Venture Agreement initiated on September 5, 2002 with 5 corporate optionees. As of April 29, 2010 both lawsuits have been settled and dismissed with no costs to either party.

b)

Terasen Gas vs. Anglo Swiss Resources Inc. Vancouver Action S073240

Terasen Gas initiated a claim for damages related to an incident in 2006 at the Kenville mine whereby a contractor excavated some material near the gas pipeline. Terasen claimed damages up to $250,000. The Company at the time of this report has negotiated a settlement with Terasen Gas for $150,000, which is reflected in accounts payable.

13.

SUBSEQUENT EVENTS

(a)  On January 21, 2010 the Company entered into an option agreement wherein the Company may acquire a 100% interest the Gold Hill Property consisting of 1 staked mineral claim covering 25 hectares.  The agreement requires that the Company pay a purchase price of $50,000 by January 2014.  The vendor retains a 2% NSR.  The Company may purchase 100% of the royalty interest by issuing the vendor 15,000 common shares.

 (b) The Company completed a brokered private placement equity offering announced on February 26, 2010 issuing 4,285,715 units ("Units") at a price of $0.35 per Unit for gross proceeds of $1.5 million. Each Unit consists of one common share (a “Share”) and one-half of one common share purchase warrant (a “Warrant”) of the Company. Each full Warrant shall be exercisable for a period of one year from the closing date at an exercise price of $0.50 per Share.